As Filed with the Securities and Exchange Commission on October 6, 1999

                                                      Registration No. 333-81499
                                                                       811-03915

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         PRE -EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                        CUNA Mutual Life Variable Account
                              (Exact name of trust)


                       CUNA Mutual Life Insurance Company
                               (Name of depositor)

                                2000 Heritage Way
                               Waverly, Iowa 50677
          (Complete address of depositor's principal executive offices)

                             Kevin S. Thompson, Esq.
                       CUNA Mutual Life Insurance Company
                             5910 Mineral Point Road
                                Madison, WI 53705
                (Name and complete address of agent for service)

                                    Copy to:
                              David Goldstein, Esq.
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                            Washington, DC 20004-2404

                  Approximate date of proposed public offering:
 As soon as practicable after the effective date of this Registration Statement

Title of Securities Being Offered: Interest in the Separate Account issued through Variable Life Insurance Policies.

         The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

  Item Number                       Caption in Prospectus

      1                      CUNA Mutual Life Insurance Company
      2                      CUNA Mutual Life Insurance Company
      3                      CUNA Mutual Life Insurance Company
      4                           Distribution of Policies
      5                        The Separate Account/The Funds
   6(a)                                Not Applicable
    (b)                                Not Applicable
      7                      CUNA Mutual Life Insurance Company
      8                        The Separate Account/The Funds
      9                              Legal Proceedings
     10                                  The Policy
     11                        The Separate Account/The Funds
     12                                Not Applicable
     13                            Charges and Deductions
     14                                  The Policy
     15                                  The Policy
     16                                  The Policy
     17                                Policy Values
     18                                  The Policy
     19                                  The Policy
     20                                Not Applicable
     21                                Not Applicable
     22                                Not Applicable
     23                                Not Applicable
     24                                Not Applicable
     25                      CUNA Mutual Life Insurance Company
     26                            Charges and Deductions
     27                      CUNA Mutual Life Insurance Company
     28     CUNA Mutual Life Insurance Company/Directors and Executive Officers
     29                      CUNA Mutual Life Insurance Company
     30                                Not Applicable
     31                                Not Applicable
     32                                Not Applicable
     33                                Not Applicable
     34                                Not Applicable
     35                           Distribution of Policies
     36                                Not Applicable
     37                                Not Applicable
     38                           Distribution of Policies
     39                           Distribution of Policies
     40                           Distribution of Policies
     41                           Distribution of Policies
     42                                Not Applicable
     43                                Not Applicable
     44                                  The Policy
     45                                Not Applicable
     46                                Policy Values
     47                                Not Applicable
     48                      CUNA Mutual Life Insurance Company
     49          CUNA Mutual Life Insurance Company/Charges and Deductions
     50                                Not Applicable
     51                CUNA Mutual Life Insurance Company, The Policy
     52                                Not Applicable
     53                      Federal Income Tax Considerations
     54                             Financial Statements
     55                                Not Applicable
     56                                Not Applicable
     57                                Not Applicable
     58                                Not Applicable
     59                             Financial Statements

PROSPECTUS October   ,  1999


 ===============================================================================

                 Flexible Premium Variable Life Insurance Policy

                                    issued by

                       CUNA Mutual Life Insurance Company
                                     Through
                        CUNA Mutual Life Variable Account

                                2000 Heritage Way
                            Waverly, Iowa 50677-9202
                                 (800) 798-5500
 ===============================================================================



This prospectus describes the MEMBERS Variable Universal Life II flexible premium variable life insurance policy ("Policy") issued by CUNA Mutual Life Insurance Company through CUNA Mutual Life Variable Account ("Separate Account"). The Policy is designed as a long-term investment that attempts to provide significant life insurance benefits for the entire life of the insured.


This prospectus provides information that a prospective owner should know before investing. You should keep this prospectus for future reference as you consider the Policy in conjunction with other insurance you own.

With this Policy, you can allocate net premium and Policy Values to:

     o Subaccounts of the Separate Account, each of which invests in one of the mutual funds listed on this page; or


     o    a Fixed Account, which credits a specified rate of interest.


A prospectus for each of the mutual funds available through the Separate Account must accompany this prospectus. Please read these documents before investing and save them for future reference.

The mutual funds available include:


|_| Ultra Series Fund
      Money Market Fund
      Bond Fund
      Balanced Fund
      Growth and Income Stock Fund
      Capital Appreciation Stock Fund
      Mid-Cap Stock Fund

|_| T. Rowe Price International Series, Inc.
      T. Rowe Price International Stock Portfolio

|_| MFS(R) Variable Insurance TrustSM
      MFS Global Governments Series
      MFS Emerging Growth Series


|_| Templeton Variable Products Series Fund
      Templeton Developing Markets Fund - Class 2


|_| Oppenheimer Variable Account Funds
      Oppenheimer High Income Fund/VA


An investment in the Separate Account is not a bank or credit union deposit, and the Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Investment in the Separate Account involves certain risks including loss of premium (principal).

Please refer to the "Risk Summary" section of this prospectus which describes certain risks associated with investing in a Policy.

The Securities and Exchange Commission has not approved or disapproved this Policy or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.





Table of Contents


Glossary...................................................1
Policy Summary.............................................4
Risk Summary...............................................9
CUNA Mutual Life Insurance Company........................11
     CUNA Mutual Life Insurance Company...................11
     The Fixed Account....................................12
The Separate Account and the Funds........................12
     Ultra Series Fund....................................12
     T. Rowe Price International Series, Inc..............13
     MFS Variable Insurance Trust.........................13
     Oppenheimer Variable Account Funds...................13
     Templeton Variable Products Series Fund..............14
     More Information About the Funds.....................14
The Policy................................................15
     Applying for a Policy................................15
     Conditions for Policy Issue..........................15
     Policy Issue Date....................................15
     Temporary Insurance Agreement........................15
     Right-to-Examine Period..............................15
     Flexibility of Premiums..............................16
     Allocation of Net Premiums...........................16
     Lapse................................................17
     Reinstatement........................................17
     Premiums to Prevent Lapse............................17
     Basic Guarantee......................................17
     Extended Guarantee...................................17
     Death Benefit Proceeds...............................18
     Change of Death Benefit Option.......................19
     Change of Specified Amount...........................19
Policy Values.............................................20
     Policy Value.........................................20
     Transfer of Values...................................20
     Dollar Cost Averaging................................21
     Automatic Personal Portfolio Rebalancing Service.....21
     Other Types of Automatic Transfers...................22
     Surrender and Partial Withdrawals....................22
     Maturity.............................................23
     Payment of Benefits/Settlement Options...............23
     Policy Loans.........................................23
Charges and Deductions....................................24
     Fund Charges.........................................24
     Premium Expense Charge...............................24
     Insurance Charges....................................25
     Mortality and Expense Risk Charge....................25
     Surrender Charges....................................26
     Transfer Fee.........................................26
     Federal and State Income Taxes.......................26
     Duplicate Policy Charge..............................26
     Change of Specified Amount Charge....................26
Other Policy Benefits and Provisions......................26
     Owner, Beneficiary...................................26
     Our Right to Contest the Policy......................27
     Right to Convert.....................................27
     Transfer of Ownership................................27
     Collateral Assignments...............................27
     Effect of Misstatement of Age or Gender..............28
     Suicide Exclusion....................................28
     Dividends............................................28
     Suspension of Payments...............................28
     Accelerated Benefit Option...........................29
Riders and Endorsements...................................30
     Children's Insurance.................................30
     Guaranteed Insurability..............................30
     Accidental Death Benefit.............................30
     Other Insured........................................30
     Waiver of Premium Disability.........................31
     Executive Benefits Plan Endorsement..................31
Federal Income Tax Considerations.........................31
CUNA Mutual Life Insurance Company Directors and
     Executive Officers...................................34
Additional Information....................................36
     Addition, Deletion Or Substitution Of Investments....36
     State Regulation.....................................37
     Legal Proceedings....................................37
     Independent Auditors.................................37
     Actuarial Matters....................................37
     Registration Statement...............................37
     Preparing For Year 2000..............................37
     Distribution Of Policies.............................38
Financial Statements......................................38
Appendix A - Illustrations of Policy Values and
             Death Benefits...............................94
Appendix B - First Year Surrender Charges per $1,000
             of Specified Amount.........................104
Appendix C - Death Benefit Percentage Factor.............106




Glossary

Accumulation Unit
A unit of measurement used to calculate Subaccount Value.

Attained Age
The insured's age on the most recent Policy Anniversary.

Basic Guarantee
Our guarantee that the Policy will not Lapse prior to the later of (1) the tenth Policy Anniversary, or (2) the Insured's Attained Age 65.

Basic Guarantee Premium
The amount of premium each Policy Year necessary to keep the Basic Guarantee in effect.

Beneficiary
The person(s) you select to receive the Death Benefit Proceeds under this Policy. You may designate primary, contingent and irrevocable Beneficiaries.

Cash Value
The Policy Value minus any applicable surrender charge.

Company (we, us, our)
CUNA Mutual Life Insurance Company.

Contingent Beneficiary
The person(s) you select to receive the Death Benefit Proceeds upon the death of the Insured if the primary Beneficiary is not living.

Death Benefit
The amount we pay to the Beneficiary under a Death Benefit Option before adjustments if the Insured dies while the Policy is In Force before the Maturity Date.

Death Benefit Option
One of two options that you may select for computation of the Death Benefit.

Death Benefit Proceeds
The amount we pay to the Beneficiary when we receive proof of the insured's death. It equals the Death Benefit on the date of the insured's death less the following adjustments: (1) any premium received after the date of death, (2) the amount of any Partial Withdrawals made after the date of death, (3) unpaid Monthly Deduction if death occurred during the Grace Period, and (4) any Loan Amount.

Extended Guarantee
Our guarantee that the Policy will not Lapse prior to the Insured's Attained Age 95.

Extended Guarantee Premium
The amount of premium each Policy Year necessary to keep the Extended Guarantee in effect.

Fixed Account
Part of the Company's General Account to which Net Premium may be allocated or Policy Value transferred.

Fixed Account Value
Policy Value in the Fixed Account.

Fund
Each investment portfolio of Ultra Series Fund or any other open-end management investment company or unit investment trust in which a Subaccount invests.

General Account
The assets of the Company other than those allocated to the Separate Account or another separate account of the Company.

Grace Period
The 61-day period during which you may pay Premiums to cover overdue (and other specified) Monthly Deductions and thereby prevent the Policy from Lapsing.

Home Office
The Company's office at 2000 Heritage Way, Waverly, Iowa 50677-9202.


In Force
Status of the Policy after the Policy Issue Date and prior to its termination by Lapse, Surrender or Maturity.


Initial Required Premium
The minimum premium that you must pay before insurance coverage begins under this Policy. The Initial Required Premium is shown on your Policy's data page.

Insured
The person whose life is insured by this Policy.

Irrevocable Beneficiary
A Beneficiary who has certain rights that you can change only with his or her consent.

Lapse
Termination of the Policy at the expiration of the Grace Period while the Insured is still living before the Maturity Date.

Loan Account
A portion of the Company's General Account to which Variable Account Value or Fixed Account Value is transferred to provide collateral for any loan taken under the Policy.

Loan Account Value
Policy Value in the Loan Account.

Loan Amount
At any time other than a Policy Anniversary, the Loan Account Value plus any interest charges accrued on the Loan Account Value up to that time. On a Policy Anniversary, the Loan Amount equals the Loan Account.

Maturity Date
The Policy Anniversary when the insured reaches Attained Age 95 (unless extended). This Policy terminates and life insurance coverage ends on the Maturity Date.

Monthly Deduction
The amount we deduct from the Policy Value each month. It includes the cost of insurance charge, the monthly administration charge, the monthly policy fee, and the cost of any riders.

Monthly Processing Day
The day each month as of which we determine the Monthly Deduction and deduct it from Policy Value. It is the same date each month as the Policy Issue Date. If the Monthly Processing Day is not a Valuation Day, then it is the next Valuation Day.

Net Amount At Risk
As of any Monthly Processing Day, the Death Benefit (discounted for the upcoming month) less the Policy Value (after deduction of the Monthly Deduction).

Net Premium
Any Premium less the premium expense charge.

Owner (You, Your)
The person entitled to exercise all rights as Owner of the Policy.

Planned Premium
The Premium payment selected by the Owner as a level amount that he or she plans to pay on a monthly, quarterly, semi-annual or annual basis over the life of the Policy.

Policy Anniversary
The same date in each Policy Year as the Policy Issue Date.

Policy Issue Date
The date as of which the Policy is issued and coverage takes effect. We measure Policy months, Policy years, and Policy anniversaries from the Policy Issue Date.

Policy Value
The sum of the Variable Account Value, the Fixed Account Value and the Loan Account Value.

Policy Year
A twelve month period beginning on the Policy Issue Date or on a Policy Anniversary.

Premium
Any payment you make under the Policy other than a loan repayment.

Right to Examine Period
The period when you may return the Policy and receive a refund. The length of the period varies by state. Your Policy's cover page shows the Right to Examine period.

Separate Account
CUNA Mutual Life Variable Account. It is a separate investment account that is divided into Subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.

Specified Amount
The dollar amount selected by the Owner and shown on the Policy data page that is used to determine the Death Benefit.

Subaccount
A subdivision of the Separate Account, the assets of which are invested in a corresponding Fund.

Subaccount Value
The Policy Value in a Subaccount.

Surrender Value
The Cash Value less any Loan Amount.

Valuation Day
For each Subaccount, each day that the New York Stock Exchange is open for business except for certain holidays listed in the prospectus and days that the Subaccount's corresponding Fund does not value its shares.

Valuation Period
The period beginning at the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the next succeeding Valuation Day.

Variable Account Value
The sum of all Subaccount Values.

Written Request
A written notice or request in a form satisfactory to the Company that is signed by the Owner and received at the Home Office.

You (Your)
The Owner.

Policy Summary

This summary describes important features of the Policy and corresponds to sections in this prospectus which discuss the topics in more detail. Please refer to the Glossary for definitions of certain terms.


                               Premiums And Lapse


o The amount of your Policy's Specified Amount determines the amount of your Initial Required Premium. After you make the Initial Required Premium, you can pay subsequent premiums (minimum $50) at any time.

o You can elect to pay Planned Premiums but you are not required to pay premiums according to the plan. You can vary the frequency and amount of premiums, and can skip premiums. We do not accept any premiums after the Insured reaches Attained Age 95.

o We deduct a premium expense charge from each premium and credit the resulting amount to the Policy Value.

o Paying the Initial Required Premium will not necessarily keep your Policy In Force. Unless the Basic Guarantee or the Extended Guarantee is in effect, your Policy will enter a 61-day Grace Period if the Surrender Value is zero on a Monthly Processing day. Your Policy will terminate without value unless you pay a sufficient Net Premium during the Grace Period. See Risk of Lapse; and Policy Lapse and Reinstatement.

o As long as your cumulative premiums less aggregate partial withdrawals and any Loan Amount equal or exceed the Accumulated Extended Guarantee Premiums, your Policy will not enter the Grace Period until the Insured's Attained Age 95. As long as your cumulative premiums less aggregate partial withdrawals and any Loan Amount equal or exceed the Accumulated Basic Guarantee Premiums, your Policy will not enter the Grace Period before the later of (1) the tenth Policy Anniversary, or (2) the Insured's Attained Age 65.

o Once we issue your Policy, the Right-to-Examine begins. You may return the Policy during this period and receive a refund. See Right-to-Examine Period.

                               Investment Options

Fixed Account:

      o You may place money in the Fixed Account where it earns interest at an annual rate of at least 4%. We may declare higher rates of interest, but are not obligated to do so. The Fixed Account may not be available in all states.


Separate Account:

o You may allocate Net Premiums or transfer Policy Value to any of the 11 Subaccounts of the variable account. We do not guarantee any money you place in the Subaccounts. The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding fund. You could lose some or all of your money.

o Each Subaccount invests exclusively in one investment portfolio of a mutual fund (a "Fund"). The following Funds are available:

|_| Ultra Series Fund
      Money Market Fund
      Bond Fund
      Balanced Fund
      Growth and Income Stock Fund
      Capital Appreciation Stock Fund
      Mid-Cap Stock Fund

|_| T. Rowe Price International Series, Inc.
      T. Rowe Price International Stock Portfolio

|_| MFS Variable Insurance Trust
      MFS Global Governments Series
      MFS Emerging Growth Series

|_| Templeton Variable Products Series Fund
      Templeton Developing Markets Fund (Class 2 Shares)

|_| Oppenheimer Variable Account Funds
      Oppenheimer High Income Fund/VA


                                 Policy Value

o Policy Value is the sum of your amounts in the Subaccounts and the Fixed Account. Policy Value also includes amounts we hold in our General Account to secure any outstanding loans.

o Policy Value varies from Valuation Day to Valuation Day, depending on the investment experience of the Subaccounts you choose, the interest we credit to the Fixed Account, the charges we deduct, and any other transactions (such as transfers, Partial Withdrawals, and loans.)

o Policy Value is the starting point for calculating important values under the Policy, such as the Cash Value, the Surrender Value and the Death Benefit.

o We do not guarantee a minimum Policy Value. Your Policy may Lapse if you do not have sufficient Policy Value (minus any loan and accrued loan interest) to pay the Monthly Deduction on a Monthly Processing Day.


                              Death Benefit Options



o You must choose between two Death Benefit Options under the Policy. You may change Death Benefit Options at any time:

      |X|Option 1 is a level Death Benefit through attained age 95 that is the greater of:


        o   the Specified Amount on the date of death; or

        o the Policy Value on the date of death multiplied by the applicable Death Benefit percentage.

      |X|Option 2 is a variable Death Benefit that is the greater of:

        o   the Specified Amount plus the Policy Value on the date of death; or

        o the Policy Value on the date of death multiplied by the applicable Death Benefit percentage.


o You may select the Specified Amount which must be at least $50,000 ($25,000 for Insureds age 65 or over on the Policy Issue Date). You also may increase or decrease the Specified Amount, but you may not decrease it below $40,000 ($20,000 for Insureds age 65 or over.)

                             Charges and Deductions

o Premium Expense Charge: We may deduct up to 3.5% of each premium payment and credit the remaining net premium to your Policy Value.

o     Monthly Deduction:  Each month we deduct:

      o a cost of insurance charge for the Policy (varies by age, gender and other underwriting factors)

      o  charges for any riders

      o  a monthly Policy Fee of $6.00

      o a monthly administration charge of $0.0375 per month per $1,000 of Specified Amount during the first 10 Policy Years

o     Surrender and Partial Withdrawal Charges:


      o surrender: We deduct a surrender charge if the Policy is surrendered during the first 9 Policy Years or during the 9 year period following an increase in Specified Amount. This charge varies by age, gender, rating class and number of years you held the Policy.


      o partial withdrawal: We may deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn. We currently waive this fee.

o Mortality and Expense Risk Charge: We deduct a charge equal to 0.90% on an annual basis of the average daily net assets of the Separate Account.


o Fund Expenses: The Funds deduct investment advisory fees and other expenses from the amounts the Subaccounts invest in the Fund. These charges vary by Fund and range from 0.46% to 1.91% per year.


o     Other charges that the Company reserves the right to collect:

      o  A $30 fee for a duplicate copy of your Policy.

      o A charge of $100 for each increase in Specified Amount after the first increase in a Policy Year.

      o Transfer charge: a $10 fee for the 13th and each additional transfer in a Policy Year may be charged. We are currently waiving this fee.



                             Portfolio Expense Table

The following table shows the fees and expenses incurred by the Funds. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the Funds for the fiscal year ended December 31, 1998. Future expenses of the Funds may be higher or lower than those shown. For more information on the fees and expenses described in this table, see the Funds' prospectuses which accompany this prospectus.

Annual Fund Operating Expenses (as a percentage of average net assets before fee waivers and expense reimbursements).


                    Portfolio                         Management         12b-1      Other Expenses    Total Annual
                                                         Fees            Fees                           Expenses
Ultra Money Market Fund                                 0.45%            None            0.01%           0.46%
Ultra Bond Fund                                         0.55%            None            0.01%           0.56%
Ultra Balanced Fund                                     0.70%            None            0.01%           0.71%
Ultra Growth and Income Stock Fund                      0.60%            None            0.01%           0.61%
Ultra Capital Appreciation Stock Fund                   0.80%            None            0.01%           0.81%
Ultra Mid-Cap Stock Fund                                1.00%            None            0.01%           1.01%
T. Rowe Price International Stock Portfolio(1)          1.05%            None            0.00%           1.05%
MFS Global Governments Series                           0.75%            None            0.36%(2)(3)     1.11%
MFS Emerging Growth Series                              0.75%            None            0.10%(2)        0.85%
Oppenheimer High Income Fund/VA                         0.74%            None            0.04%           0.78%
Templeton Developing Markets Fund - Class 2(4)          1.25%            0.25%           0.41%           1.91%

      (1)   Management fees include operating expenses.

      (2) These Funds have an expense offset arrangement which reduces the Funds' custodian fee based upon the amount of cash maintained by the Funds with its custodian and dividend disbursing agent and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Funds' expenses). Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the Fund.

      (3) The annual expenses listed for the MFS Global Governments Series are gross of certain reimbursements by its investment adviser. The investment adviser has agreed to bear, subject to reimbursement, until December 31, 2004, expenses of the Global Governments Series such that the Series' other expenses do not exceed 0.25%, on an annualized basis, of its average daily net assets. See "Information Concerning Shares of The Series - Expenses" in the prospectus of the MFS Global Governments Series.

      (4) Class 2 of the Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.



                       Surrenders and Partial Withdrawals


o Full Surrender: At any time while the Insured is alive and the Policy is In Force, you may make a Written Request to surrender your Policy for its Surrender Value.


      o  Federal income taxes and a penalty tax apply to surrenders

o Partial Withdrawals: You may make Written Requests to withdraw part of the Surrender Value, subject to the following rules.

      o  Federal   income   taxes  and  a  penalty  tax  may  apply  to  Partial
         Withdrawals;

      o A Partial Withdrawal reduces the Death Benefit by at least the amount withdrawn;

      o If Death Benefit Option 1 is in effect, Specified Amount is reduced by the dollar amount of a Partial Withdrawal. Surrender charges apply to a reduction in Specified Amount resulting from a Partial Withdrawal; and

      o We may deduct a processing fee for each Partial Withdrawal. We currently intend to waive this fee.


                                    Transfers

o     Each Policy Year, you may make:

      o  an unlimited number of transfers from the Subaccounts; and


      o  one transfer from the Fixed Account.

      o A transfer from the Fixed Account may be limited to 25% of Fixed Account Value. We currently waive this restriction.


      o We may charge $10 for the 13th and each additional transfer during a Policy Year. We currently waive this fee.


                                      Loans

o You may borrow money from us using the Surrender Value of Your Policy as collateral. Loans may have tax consequences.

o To secure the loan, we transfer an amount of your Policy Value equal to the loan from the Separate Account and Fixed Account to the Loan Account.

o Policy Value in the Loan Account earns interest at the guaranteed minimum rate of 4% per year.

o We charge you a maximum interest rate of 6% per year on amounts that you borrow. Interest is accrued throughout the year and is payable at the end of each Policy year. Unpaid interest is added to the Loan Amount (becomes part of the outstanding loan) if it is not paid at the end of the Policy Year.

o You may repay all or part of your outstanding loans at any time. Loan repayments must be clearly marked as loan repayments or we will treat them as premiums.

o Outstanding loans and accrued interest are deducted from the Death Benefit to arrive at the Death Benefit Proceeds (the amount payable to the Beneficiary upon the Insured's death).


Risk Summary

                                 Investment Risk

If you instruct us to invest your Policy Value in one or more Subaccounts, you will be subject to the risk that investment performance will be unfavorable and that your Policy Value will decrease. If you allocate Net Premiums or transfer Policy Value to the Fixed Account, we credit your Policy Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 4.0%.

Because we continue to deduct charges from Policy Value, if investment results are not sufficiently favorable, or if interest rates are too low, or if you do not make additional premium payments, then your Policy's Surrender Value may fall to zero. In that case, the Policy may Lapse. However, if investment experience is sufficiently favorable and you have kept the Policy In Force for a substantial time, you may be able to draw upon Policy Value, through Partial Withdrawals and loans.

                                  Risk of Lapse

Certain circumstances will cause your Policy to enter a Grace Period during which you must make a sufficient premium payment to keep your Policy In Force:

      o If your Policy's Surrender Value on a Monthly Processing Day is too low to cover the Monthly Deduction, and the Basic Guarantee and Extended Guarantee are not in effect, then the Policy will enter a 61-day Grace Period.

      o Notwithstanding the foregoing, the Policy will not enter a Grace Period if, prior to the later of (1) the 10th Policy Anniversary or, (2) the Insured's Attained Age 65, premiums less Partial Withdrawals and loans equal to the accumulated Basic Guarantee Premium for the period ending on that Monthly Processing Day have been paid.

      o Notwithstanding the foregoing, the Policy will not enter a Grace Period if, prior to the Insured's Attained Age 95, premiums less Partial Withdrawals and loans equal to the accumulated Extended Guarantee Premium for the period ending on that Monthly Processing Day have been paid.

Whenever your Policy enters a Grace Period if you do not make a sufficient premium payment before the Grace Period ends, your Policy will Lapse (terminate without value), and insurance coverage and other benefits under your Policy will cease. The premium payment required to keep your Policy In Force beyond the Grace Period is the amount sufficient to result in enough Net Premiums to cover unpaid Monthly Deduction plus two months of additional Monthly Deductions.

If your Policy Lapses, however, you may reinstate the Policy within five years from the date of Lapse, provided that you meet insurability requirements at that time and pay any additional required premiums.

                                    Tax Risks

We anticipate that the Policy will be considered a life insurance contract under federal income tax law, so that the Death Benefit Proceeds paid to the Beneficiary will not be subject to federal income tax. However, due to lack of guidance from tax authorities, it is uncertain whether Policies issued on a substandard basis would be considered life insurance contracts for this purpose.

Depending on the total amount of premiums that you pay, your Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, then Partial Withdrawals, surrenders and loans under it are taxable as ordinary income to the extent such amounts represent earnings under the Policy. For this purpose, any Partial Withdrawals, surrenders and loans are considered first a distribution of earnings under the Policy, and when earnings are fully distributed, a distribution of the Owner's investment in the Policy. In addition, a 10% penalty tax may be imposed on Partial Withdrawals, surrenders and loans taken before you reach age 59 1/2. You should consult a qualified tax adviser for assistance in all tax matters involving your Policy.

                            Partial Withdrawal Limits

The Policy permits you to take only two Partial Withdrawals in any Policy Year. A Partial Withdrawal reduces the Policy Value and Surrender Value, so it will increase the risk that the Policy will Lapse. It also increases the likelihood that either the Basic Guarantee or the Extended Guarantee will not remain in effect. A Partial Withdrawal also may have adverse tax consequences.

A Partial Withdrawal reduces the Death Benefit. If you selected the level Death Benefit (Option 1), then when you make a Partial Withdrawal, the Specified Amount is reduced by the amount of the Partial Withdrawal. If you selected the variable Death Benefit (Option 2), then when you make a Partial Withdrawal, the Death Benefit is reduced because the Policy Value is reduced.

                                   Loan Risks


A Policy loan, whether or not repaid, will affect Policy Value over time because we transfer an amount equal to the amount of the loan from the Subaccounts and Fixed Account to the Loan Account as collateral. We then credit a fixed interest rate of at least 4.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts nor does it receive current interest rates in excess of 4.0% that we may, from time to time, credit to the Fixed Account. The longer the loan is outstanding, the greater the likely effect of not participating in the Subaccounts or the Fixed Account. Depending on the investment results of the Subaccounts and the interest rate credited to the Fixed Account, the effect could be favorable or unfavorable. We also charge you interest on the amount that you borrow at a rate ranging from 4.0% to 6.0%.


A Policy loan reduces the Death Benefit Proceeds and Surrender Value by the Loan Amount (the amount of the loan(s), plus any interest you owe on the loan(s)). As with Partial Withdrawals, loans reduce the Surrender Value of your Policy and therefore increase the likelihood that the Policy would Lapse or that the Basic Guarantee or the Extended Guarantee would not remain in effect.

                          Effects of Surrender Charges


The surrender charges under this Policy are significant, especially in the early Policy years. It is likely that you will receive no Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase this Policy only if you have the financial ability to keep it In Force at the initial Specified Amount for a substantial period of time.

Even if you do not surrender your Policy, surrender charges play a role in determining whether your Policy will Lapse. Surrender Value (that is, Policy Value minus any surrender charges and outstanding Loan Amount) is one measure we use to determine whether your Policy will enter a Grace Period, and possibly Lapse.


                    Comparison with Other Insurance Policies

Like fixed benefit life insurance, the Policy offers a minimum death benefit and provides a Policy Value, loan privileges and a value on surrender. However, the Policy differs from a fixed benefit policy because it allows you to allocate your Net Premiums or transfer Policy Value to the Subaccounts. The amount and duration of life insurance protection and of the Policy Value varies with the investment performance of the amounts you place in the Subaccounts. In addition, the Surrender Value always varies with the investment results of your selected Subaccounts.

As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.


CUNA Mutual Life Insurance Company

CUNA Mutual Life Insurance Company


CUNA Mutual Life Insurance Company is a mutual life insurance company organized under the laws of Iowa in 1879 and incorporated on June 21, 1882. The Home Office is located at 2000 Heritage Way, Waverly, Iowa 50677-9202. The Company, organized as a fraternal benefit society with the name "Mutual Aid Society of the Evangelical Lutheran Synod of Iowa and Other States," changed its name to "Lutheran Mutual Aid Society" in 1911, and reorganized as a mutual life insurance company called "Lutheran Mutual Life Insurance Company" on January 1, 1938. On December 28, 1984, we changed our name to "Century Life of America." On January 1, 1997, we changed our name to "CUNA Mutual Life Insurance Company."

On July 1, 1990, we entered into a permanent affiliation with CUNA Mutual Insurance Society ("CUNA Mutual"), 5910 Mineral Point Road, Madison WI 53705-4456. The terms of an Agreement of Permanent Affiliation provide for extensive financial sharing between the Company and CUNA Mutual of individual life insurance business through reinsurance arrangements, the joint development of business plans and distribution systems for individual insurance and other financial service products within the credit union movement, and the sharing of certain resources and facilities. At the current time, all of our directors are also directors of CUNA Mutual and many of our senior executive officers hold similar positions with CUNA Mutual. The affiliation, however, is not a merger or consolidation. Both companies remain separate corporate entities and their respective owners retain their voting rights. CUNA Mutual and its subsidiaries and affiliates, including the Company are referred to herein as "CUNA Mutual Group."


As of December 31, 1998, we had more than $4 billion in assets and $11 billion of life insurance In Force. Effective June 1998 and through the date of this Prospectus, A.M. Best rated us A (Excellent). Effective March 1998 and through the date of this Prospectus, Duff & Phelps rated us AA. These are the most recent ratings available as of the date of this Prospectus. Periodically, the rating agencies review our ratings. To obtain our current ratings, contact us at the address and telephone number shown on the first page of this Prospectus.


The objective of A.M. Best's rating system is to evaluate the factors affecting overall performance of an insurance company. They provide an opinion of a company's financial strength and ability to meet its contractual obligations relative to other companies in the industry. The evaluation includes both quantitative and qualitative analysis of a company's financial and operating performance.


Duff & Phelps Credit Rating Co. rates insurance companies on their claims paying abilities. It bases these ratings on its assessment of the economic fundamentals of our principal lines of business, our competitive position, our management capability, our relationship with our affiliates and our asset and liability management practices.

The Company and CUNA Mutual are members of the Insurance Marketplace Standards Association (IMSA). IMSA is a newly formed independent industry organization dedicated to the practice of high ethical standards in the sale of individually-sold life insurance and annuity products. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

CUNA Mutual owns CUNA Mutual Investment Corporation. CUNA Mutual Investment Corporation also owns CUNA Brokerage Services, Inc. The Company and CUNA Mutual Investment Corporation each own a one-half interest in CIMCO Inc. (the investment adviser to the Ultra Series Fund).

The Fixed Account


The Fixed Account is part of the Company's General Account. We use General Account assets to support our insurance and annuity obligations other than those funded by various separate accounts. Subject to applicable law, we have sole discretion over investment of the Fixed Account's assets. We bear the full investment risk for all assets contributed to the Fixed Account. The Company guarantees that all Policy Value allocated to the Fixed Account is credited interest daily at a net effective interest rate of at least 4%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.


The Fixed Account is not registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account.


The Separate Account and the Funds


We established the Separate Account on August 16, 1983. Although the assets in the Separate Account are our property, the assets attributable to the Policies are not chargeable with liabilities arising out of any other business which we may conduct. The assets of the Separate Account are available to cover our general liabilities only to the extent that the Separate Account's assets exceed its liabilities arising under the Policies and any other policies supported by the Separate Account. We have the right to transfer to the General Account any assets of the Separate Account which are in excess of reserves and other contract liabilities. Periodically, the Separate Account makes payments to us for Mortality and Expense Charges.


The Separate Account is divided into Subaccounts. The income, gains and losses, realized or unrealized, from the assets allocated to each Subaccount are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount.

The Separate Account has been registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of a Separate Account under the federal securities laws. Registration with the SEC does not involve supervision of the management, investment practices, or policies of the Separate Account or of the Company by the SEC. The Separate Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.

We do not guarantee the investment performance of the Separate Account or of any Subaccount. Policy Value will vary daily with the value of the assets under the Separate Account. The Death Benefit Proceeds may also vary with the value of the assets in the Subaccounts selected by the Owner. To the extent that the Death Benefit Proceeds payable upon the death of the Insured exceed the Policy Value, such amounts are our general obligations and payable out of our general account.

Ultra Series Fund

The Ultra Series Fund is a fund with two classes of shares within each of seven investment portfolios. Class C shares are offered to unaffiliated insurance company separate accounts and unaffiliated qualified retirement plans. Class Z shares are offered to CUNA Mutual Group affiliates separate accounts and qualified retirement plans. CIMCO Inc. serves as investment adviser to the Ultra Series Fund and manages assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund.
Currently, the Ultra Series Fund offers six Funds as investment options under the Policies.


Money Market Fund. This Fund seeks high current income from money market instruments consistent with preservation of capital and liquidity. An investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Money Market Fund will be able to maintain a stable Net Asset Value of $1.00 per share.

Bond Fund. This Fund seeks a high level of current income, consistent with the prudent limitation of investment risk, through investment in a diversified portfolio of fixed-income securities with maturities of up to 30 years.
It principally invests in securities of intermediate term maturities.

Balanced Fund. This Fund seeks a high total return through the combination of income and capital growth. It pursues this objective by investing in the types of common stocks owned by the Capital Appreciation Stock and Growth and Income Stock Funds, the type of bonds owned by the Bond Fund, and the type of money market instruments owned by the Money Market Fund.

Growth and Income Stock Fund. This Fund seeks long-term growth of capital with income as a secondary consideration. It pursues this objective by investing in common stocks of companies with financial and market strengths and long-term records of performance.


Capital Appreciation Stock Fund. This Fund seeks long-term growth of capital. It pursues this objective by investing in common stocks, including those of smaller companies and of companies undergoing significant change.

Mid-Cap Stock Fund. This Fund seeks long-term capital appreciation by investing in mid-size and small companies. It pursues this objective by purchasing the common stock of generally smaller, less-developed issuers with valuations, fundamentals and/or prospects that are attractive to the investment adviser.

T. Rowe Price International Series, Inc.

T. Rowe Price International Stock Portfolio. This Fund seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

Rowe Price-Fleming International, Inc. ("RPFI") serves as the investment adviser to the T. Rowe Price International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of the T. Rowe Price International Series, Inc. RPFI was founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited.

MFS Variable Insurance Trust

MFS Global Governments Series. This Fund seeks to provide income and capital appreciation.

MFS Emerging Growth Series. This Fund seeks long-term growth of capital through investments primarily in common stocks of emerging growth companies.


MFS Investment Management(R) ("MFS") serves as the investment adviser to the MFS Global Governments Series and MFS Emerging Growth Series and manages its assets in accordance with general policies and guidelines established by the board of trustees of the MFS Variable Insurance Trust. MFS is a subsidiary of Sun Life Assurance Company of Canada (U.S.) Financial Services Holdings, Inc. which, in turn, is a wholly owned subsidiary of Sun Life Assurance Company of Canada.


Oppenheimer Variable Account Funds


Oppenheimer High Income Fund/VA. This Fund seeks a high level of current income from investments in high yield fixed-income securities. High Income Fund's investments include unrated securities or high risk securities in the lower rating categories, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

OppenheimerFunds, Inc. serves as the investment adviser to the Oppenheimer High Income Fund/VA and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Oppenheimer Variable Account Funds. The Manager is owned by Oppenheimer Acquisition Corp., a holding company that is owned in part by senior officers of the Manager and controlled by Massachusetts Mutual Life Insurance Company.


Templeton Variable Products Series Fund

The Templeton Variable Products Series Fund is only available as an underlying investment of the Separate Account in which this Contract invests.

Templeton   Developing   Markets  Fund.  This  Fund  seeks   long-term   capital
appreciation by investing primarily in emerging markets equity securities.

Templeton Asset Management Ltd. serves as the investment adviser to the Templeton Developing Markets Fund and manages its assets and makes its investment decisions. Templeton Asset Management Ltd. is a Singapore corporation wholly owned by Franklin Resources, Inc., a publicly owned U.S. company. Franklin Resources' principal shareholders are Charles B. Johnson and Rupert H. Johnson Jr.

More Information About the Funds

Availability of the Funds. The Separate Account purchases shares of the Funds in accordance with separate participation agreements. The agreements contain varying termination provisions. If a participation agreement terminates, the Separate Account may not be able to purchase additional shares of the Fund(s) covered by that agreement. Likewise, in certain circumstances, it is possible that shares of a Fund may not be available to the Separate Account even if the participation agreement relating to that Fund has not been terminated. In either event, owners will no longer be able to allocate purchase payments or transfer Policy Value to the Subaccount investing in that Fund.

Resolving Material Conflicts. Shares of the Funds, other than Ultra Series Fund, are sold to separate accounts of insurance companies that are not affiliated with the Company or each other, a practice known as "shared funding." They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance contracts, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Contract Values are allocated to the Separate Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold directly to certain qualified pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, the Company will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another Fund. There are certain risks associated with mixed and shared funding and with sale of shares to qualified pension and retirement plans, as disclosed in the Fund's prospectus.

As with other Funds, Ultra Series Fund sells shares in "mixed funding" arrangements. In addition, it sells shares directly to qualified pension and retirement plans sponsored by CUNA Mutual Group. In the future, it is possible that Ultra Series Fund may sell shares in "shared funding" arrangements. As with other funds, in the event of material conflicts, the Company will consider what action may be appropriate, including removing an Ultra Series Fund Portfolio from the Separate Account or replacing it with another Portfolio or Fund. Certain risks associated with mixed funding and with the sale of shares to CUNA Mutual Group plans are disclosed in the Ultra Series Fund Statement of Additional Information.


Related Fund Performance. These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the policy may be very similar to the investment objectives and policies of other portfolios that are managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the policy will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.


The Policy

Applying for a Policy

To purchase a Policy, you must complete an application and submit it to an authorized representative. You must also pay an Initial Required Premium as further described below. You must pay the Initial Required Premium during the lifetime of the Insured, on or before the Policy Issue Date. All premiums after the Initial Required Premium must be paid to the Home Office.

Conditions for Policy Issue

The minimum Specified Amount for this Policy is $50,000 ($25,000 for Issue Ages 65 and over). The Policy may be issued on individuals up to 75 years of Age. We require evidence of insurability satisfactory to us before issuing a Policy. In some cases, this evidence will include a medical examination.

Policy Issue Date


Full Insurance coverage under the Policy begins as of the Policy Issue Date. The Policy Issue Date is also used to determine Policy Anniversaries and Monthly Processing Days. If the Initial Required Premium is paid with the application, and, after underwriting is complete, the Policy is approved for issue at the Specified Amount applied for, then the Policy Issue Date is the Valuation Day as of which the Policy is approved. If the Initial Required Premium does not accompany the application or if the Policy is approved for issue at a Specified Amount other than that requested in the application, then the Policy Issue Date is approximately ten days after the Valuation Day as of which the Policy is approved.


Temporary Insurance Agreement

If the Initial Required Premium is paid with the application, the proposed Insured will be covered prior to the Policy Issue Date under a Temporary Insurance Agreement. For the period beginning on the Valuation Day that we receive the Initial Required Premium until all information necessary to complete underwriting is received, the coverage is 50% of the Specified Amount requested in the application up to $150,000. After that period, and until the Policy Issue Date, coverage under a Temporary Insurance Agreement is the Specified Amount requested in the application up to $300,000. No temporary insurance is available in connection with coverage that is normally available through riders to a Policy. The details of the Temporary Insurance Agreement are found in the Agreement which accompanies the Policy.

Right-to-Examine Period

You may cancel the Policy before the latest of the following three events:

      o  45 days after the date of the application.

      o 10 days after we have personally delivered or have sent the Policy and a Notice of Right of Partial Withdrawal to you by first class mail. (20 days if the policy is a replacement for an existing policy, or longer if required by state law.)

      o 10 days after you receive the Policy. (20 days if the policy is a replacement for an existing policy, or longer if required by state law.)

To cancel the Policy, you must mail or deliver the Policy to the representative who sold it or to us at our Home Office. If you return the Policy, we will treat it as if it had not been issued. You will receive a refund equal to the premiums paid, unless state law requires a different result.

If there is an increase in Specified Amount and the increase is not the result of a change in death benefit option, you will be granted a right-to-examine period, with respect to the increase. You may request a cancellation of the increase during the right-to-examine period. You will then receive a refund (if actual payment was received) or a credit. A credit will be made to the Policy Value allocated among the Subaccounts and Fixed Account as if it were Net Premium, equal to all Insurance Charges attributable to the increase in Specified Amount, including rider costs arising from the increase. The refund or credit will be made within seven days after we receive the request for cancellation on the appropriate form containing all necessary signatures. Net Premiums paid upon application of an increase in Specified Amount will be allocated to the Subaccounts and/or the Fixed Account and will not be refunded following cancellation of the increase. Owners who request an increase in Specified Amount should take this into consideration in deciding whether to make any premium payments during the right-to-examine period for the increase.

Flexibility of Premiums

The Policy provides for a planned annual premium determined by you. You are not required, however, to pay premiums in accordance with the planned schedule. Premiums are generally flexible both as to timing and amount. Premiums must be large enough to keep the Policy In Force. You may pay premiums after the Initial Required Premium at any time while the Policy is In Force.

The Initial Required Premium is at least one-sixth (1/6) of the Basic Guarantee Premium. This is the minimum premium that must be paid before we will issue a Policy. The Basic Guarantee Premium is the sum of the expected first year charges plus the first year Surrender Charge and provides certain protections against Lapse.

A higher level of premium, the Extended Guarantee Premium, will fund the Policy at the Extended Guarantee Level which provides protection against Lapse. The Extended Guarantee Premium equals the current guideline level premium as determined by the current Internal Revenue Code.

The Initial Required Premium, the Planned Premium, the Extended Guarantee Premium, and the Basic Guarantee Premium are shown on the data page of the Policy. We reserve the right to refuse any premium payment that is less than $50.

The total of all premiums paid may never exceed the maximum premium limitation determined by the Internal Revenue Code for treatment of the Policy as a life insurance policy. If at any time a premium is paid which would result in total premiums exceeding the maximum premium limitation, we will only accept that portion of the premium which would make total premiums equal the maximum. We will return any excess amount and will not accept further premiums until the maximum premium limitation increases.

We reserve the right to refuse any premium or part of a premium which would increase the Death Benefit of the Policy by more than the amount of the premium.

Allocation of Net Premiums

You determine what percentages of the Net Premiums are allocated to each Subaccount and the Fixed Account. Any allocation to a Subaccount or the Fixed Account must be at least 5% of amount applied and only whole percentages are permitted.

Initial Required Premiums are allocated as follows:


If the Initial Required Premium is received before we issue the Policy, it is held in the company's general account until the Policy Issue Date. On the Policy Issue Date, the Net Premium is allocated to the Subaccounts and the Fixed Account. Allocations are made by the Owner and recorded on the application for the Policy. These allocations apply to future Net Premiums until the allocation is changed by the Owner.


Lapse

If your Surrender Value on any Monthly Processing Day is insufficient to pay the Monthly Deduction, then we will mail you a written notice informing you that a Grace Period has begun under the Policy. If sufficient Net Premium is not paid during the Grace Period, the Policy will Lapse without value. The Net Premium required to terminate the Grace Period is that which is sufficient to pay overdue Monthly Deductions plus the anticipated amount of the next two Monthly Deductions. If the Insured dies during the Grace Period, unpaid Monthly Deduction are deducted from the Death Benefit Proceeds.

Reinstatement

You may ask to have a Lapsed Policy reinstated. We will reinstate a Policy based upon the original terms of the Policy if all of the following conditions are met:

      o You make a Written Request to reinstate the Policy within five years after the Lapse.

      o  You  provide  satisfactory   evidence  of  insurability  (the  Cost  of
         Insurance rates following reinstatement will be based upon the risk classification of the reinstated Policy).

      o You pay Net Premiums in an amount sufficient to cover unpaid Monthly Deduction due prior to the end of the Grace Period plus the anticipated amount of two Monthly Deductions.

      o You pay the amount of or reinstate any loan outstanding as of the date of Lapse.


The reinstatement will become effective immediately upon our approval of the reinstatement.

Premiums to Prevent Lapse


If your Policy meets the premium requirements of one of the guarantees described below, your Policy will continue In Force for the duration of the guarantee provided you meet the requirements of that guarantee. The guarantees described may vary by state.

      a. Basic Guarantee: The Basic Guarantee is in effect if the total of your premiums on each Monthly Processing Day following your Policy Issue Date, less the total of any Partial Withdrawals and loans taken to date, is at least equal to the Basic Guarantee Premium. The Basic Guarantee Premium requirement is equal to the total of all Basic Guarantee Premiums accumulated as of that Monthly Processing Day. This Basic Guarantee will remain in effect as long as you meet the premium requirements, and will continue until the later of: 1.) the Insured's Attained Age 65; or 2.) 10 years after the Policy Issue Date. The Basic Guarantee Premium as of the Policy Issue Date is shown on the data page of the Policy. If you make a change to your Policy benefits or change how you fund your Policy, this amount will change and will affect the premium required for the Basic Guarantee.


      b. Extended Guarantee: The Extended Guarantee is in effect if the total of your premiums on each Monthly Processing Day following your Policy Issue Date, less the total of any Partial Withdrawals and loans taken to date, is at least equal to the Extended Guarantee Premium requirement. The Extended Guarantee Premium requirement is equal to the total amount of all Extended Guarantee Premiums accumulated as of that Monthly Processing Day. This Extended Guarantee will remain in effect as long as you meet the premium requirements, and will continue until the Insured's Attained Age 95. The Extended Guarantee Premium as of the Policy Issue Date is shown on the data page of the Policy. If you make a change to your Policy benefits or change how you fund your Policy, this amount will change and will affect the premium required for the Extended Guarantee.


You will be notified if the total of your net premiums are no longer sufficient to keep the Basic Guarantee or Extended Guarantee in effect. If the Basic or Extended Guarantee were previously in effect, you will have 61 days to pay us sufficient premium in order to keep the guarantee in effect.


During the guarantee period, Monthly Deduction will continue to be deducted and may result in a Surrender Value of less than zero at the end of the period. If your Surrender Value is equal to or less than zero at the end of the guarantee period, we will mail a notice of impending termination to you at your last post office address known to us and your Grace Period will begin.

Death Benefit Proceeds

Payment of Death Benefit Proceeds. When we receive satisfactory, written proof of the Insured's death, we will pay the Death Benefit Proceeds to the Beneficiary. If no Beneficiary survives the Insured, we will pay the Death Benefits Proceeds to you, if living, or to your estate.

We will pay Death Benefit Proceeds payable to your estate in one sum. We will pay Death Benefit Proceeds payable to you or to other beneficiaries in one sum unless another settlement option is selected. If the Beneficiary is not a natural person, Death Benefit Proceeds due may only be applied under settlement options we consent to.

We will pay interest on single sum Death Benefit Proceeds from the date we receive proof of death (or from the date of the insured's death, if required by law), until the date of payment. Interest will be paid at an annual rate that we determine.

During the Insured's lifetime, you may direct that the Death Benefit Proceeds be paid under one of the settlement options. We must receive the written consent of all Irrevocable Beneficiaries and assignees before the selection. After the Insured's death, if you did not select a settlement option, any Beneficiary entitled to receive the proceeds in one sum may select a settlement option.

Death Benefit Options 1 and 2. You may select one of two death benefit options. Your selection will affect the Death Benefit, the Monthly Deduction, and the Policy Value. Under either option, Death Benefit Proceeds are equal to:

   o The Death Benefit on the date of death; plus
   o Any premiums received after date of death; minus
   o Any Partial Withdrawals taken after the date of death; minus
   o Any insurance charges due if the insured dies during a Grace Period; minus
   o Any Loan Amount.

The Death Benefit, however, differs under the two options.

Under Option 1, the Death Benefit is the greater of:

   o The Specified Amount.
   o The Policy Value on the insured's date of death multiplied by the Death Benefit Percentage Factor.

Under Option 2, the Death Benefit is the greater of:

   o The Specified Amount plus the Policy Value on the date of death.
   o The Policy Value on the insured's date of death multiplied by the Death Benefit Percentage Factor.


The Death Benefit Percentage Factor is the ratio of Death Benefit to Policy Value required by the Internal Revenue Code for treatment of the Policy as a life insurance Policy. The Death Benefit Percentage Factor varies by Attained Age as shown in Appendix C. The Death Benefit Percentage Factor decreases from year to year as the Age of the Insured increases.


The illustrations in Appendix A show how the death benefit option affects Policy values. Illustrations 1, 2, 5 and 6 assume death benefit option 1 is in effect. Illustrations 3, 4, 7, and 8 assume death benefit option 2 is in effect.

Change of Death Benefit Option

You may change the death benefit option. The change will become effective as of the first Monthly Processing Day after a Written Request satisfactory to us is received at the Home Office. We reserve the right to require evidence of insurability.

If option 1 is changed to option 2, the Specified Amount is reduced by the amount of the Policy Value on the effective date of the change. This change does not alter the amount of the Policy's death benefit at the time of the change, but does affect how the death benefit is determined from that point on. The death benefit will vary with Policy Value from that point on, unless the death benefit derived from application of the Death Benefit Percentage Factor applies. No change from death benefit option 1 to death benefit option 2 is allowed if the resulting Specified Amount would be less than $40,000 ($20,000 if Issue Age is 65 and over).

If option 2 is changed to option 1, the Specified Amount is increased by the amount of the Policy Value on the effective date of the change. This change does not alter the amount of the Policy's Death Benefit at the time of the change, but does affect the determination of the Death Benefit from that point on. The Death Benefit as of the date of the change becomes the new Specified Amount and will remain at that level, unless the Death Benefit derived from application of the Death Benefit Percentage Factor applies.


Your insurance goals should determine the appropriate death benefit option. If you prefer to have favorable investment results and additional premiums reflected in the form of an increased death benefit, you should choose death benefit option 2. If you are satisfied with the amount of insurance coverage and wish to have favorable investment results and additional premiums reflected to the maximum extent in increasing Cash Values, you should choose death benefit option 1.


A change of death benefit option will also change the Cost of Insurance for the duration of the Policy. The Cost of Insurance on any Monthly Processing Day is equal to the Net Amount At Risk, multiplied by the Cost of Insurance rate. The Cost of Insurance rate is the same under both options, but the difference between Death Benefit and Policy Value varies inversely with Policy Value under option 1, but is constant under option 2, unless the Death Benefit derived from application of the Death Benefit Percentage Factor applies.

Change of Specified Amount

You may change the Specified Amount at any time after the first Policy year. If more than one increase is requested per Policy year, we may charge $100 for each increase after the first request. Changes must be requested in writing and are subject to the following conditions.


Decreases. After the decrease, the Specified Amount must be at least $40,000 ($20,000 for Issue Ages 65 and over). The decrease is effective as of the Monthly Processing Day coincident with or the next following day the request is received at the Home Office. For purposes of determining the Cost of Insurance, any decrease is applied to the initial Specified Amount and to increases in the Specified Amount in reverse order in which they become effective. A decrease does not result in reduced Surrender Charges.

Increases. A supplemental application containing evidence of insurability satisfactory to us is required. The effective date of the increase will be shown on an endorsement to the Policy.


Because the Surrender Charge is a function of Specified Amount, an increase in Specified Amount results in an increase in the applicable Surrender Charge. However, no additional Surrender Charges will accrue for increases in Specified Amount due to a change from death benefit option 2 to death benefit option 1.

Likewise, because the Administrative Charge is a function of Specified Amount, an increase in Specified Amount results in an increase in the ongoing Administrative Charge. As with the Surrender Charge, an increase resulting from a change in Death Benefit Option 2 to Option 1, does not result in an increase in the Administrative Charge.

We reserve the right to require the payment of additional premiums in an amount equal to the Initial Required Premium which would be charged based on Attained Age and rating class for a newly-issued Policy with a Specified Amount equal to the amount of increase, as a condition of allowing an increase.

The rating class assigned to an increase in Specified Amount may result in the use of a Cost of Insurance rate different than the Cost of Insurance rate charged on the original Specified Amount.

Policy Values

Policy Value. The Policy Value is the sum of the Variable Account Value (itself the sum of the Subaccount Values), the Fixed Account Value and the Loan Account Value. Policy Value is determined as of the end of each Valuation Period. As a result, Policy Value increases whenever:

   o  Investment gains occur in any Subaccount.
   o  Interest is credited to the Policy for amounts held in the Fixed Account.
   o Interest is credited to the Policy for any Loan Amounts held in the Loan Account.
   o  Additional premiums are paid.
   o  Policy dividends are paid into the Subaccounts or Fixed Account.

Policy Value decreases whenever:

    o  Investment losses occur in any Subaccount.
    o  Monthly Deduction or service fees are paid.
    o  A Partial Withdrawal occurs.

Policy Value remains constant when:

   o A Policy loan is either disbursed or repaid.

   o Amounts are transferred between any Subaccount or Fixed Account and the Loan Account, or when amounts are transferred among the Subaccounts and the Fixed Account (exclusive of any transfer charge).

The Subaccount Value attributable to a Subaccount is equal to the number of Accumulation Units that the Policy has in each Subaccount, multiplied by the Accumulation Unit Value of that Subaccount. The Accumulation Unit Value of each Subaccount was set at $10 for the first Valuation Period. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next. The Accumulation Unit Value will vary between Subaccounts.

Transfer of Values


You may make the following transfers of Policy Value: 1) between Subaccounts at anytime 2) from a Subaccount to the Fixed Account at any time except for the six month period after a transfer out of the Fixed Account and 3) from the Fixed Account into the Subaccounts only during the 30 day period beginning on and immediately following the Policy Anniversary. Only one transfer of up to 25% of the Fixed Account Value is allowed each Policy year. However, we currently waive these restrictions on transfers from the Fixed Account.


A transfer may be requested in writing or by an authorized telephone transaction. A written transfer request must be made on a form satisfactory to us and contain your original signature. The Written Request will take effect as of the day it is received at the Home Office. You also may make transfers by telephone if we have a signed telephone transfer authorization form from you. We cannot, however, guarantee that telephone transfer privileges will be available at all times. We will exercise reasonable care to prevent unauthorized telephone transactions.
For example, we will:

      o  Record calls requesting transfers.
      o Ask the caller questions in an attempt to determine if you are the caller.
      o  Transfer funds only to other Subaccounts and to the Fixed Account.
      o  Send a written confirmation of each transfer.

If we use reasonable procedures and believe the instructions to be genuine, you are at risk of loss if someone gives unauthorized or fraudulent information to us.

The first twelve transfers in a Policy year are free. We may charge $10 for the thirteenth and each additional transfer in a Policy year. We are currently waiving this fee.

A request to transfer Subaccount Values to other Subaccounts and/or the Fixed Account or from the Fixed Account to one or more Subaccounts which is received before 3:00 p.m. Central Standard Time will take effect as of the day it is received. Transfer requests received after that time are processed as of the following Valuation Day. All transfers requested on the same Valuation Day are considered one transfer for purposes of the transfer fee.

We also permit transfer requests by facsimile transmission of a Written Request provided that we have an original signed fax authorization from you. We reserve the right to discontinue allowing telephone and fax transfers at any time and for any reason. In the event we discontinue this privilege, we will send written notice to all owners who have currently valid telephone and fax authorizations on file. Such discontinuance will become effective on the fifth Valuation Day following mailing of the notice by us.

We further reserve the right to restrict the ability to transfer Policy Value among Subaccounts and/or the Fixed Account if we believe such action is necessary to maintain the tax status of the Policies.

Dollar Cost Averaging

If elected at the time of the application or at any other time by Written Request, you may systematically or automatically transfer (on a monthly, quarterly, semi-annual or annual basis) specified dollar amounts from the Money Market Subaccount to other Subaccounts. The fixed dollar amount will purchase more Accumulation Units of a Subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per Accumulation Unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar-cost averaging method of investment reduces the risk of making purchases only when the price of Accumulation Units is high. It does not assure a profit or protect against a loss in declining markets.

The minimum transfer amount for dollar-cost averaging is the equivalent of $100 per month. If less than $100 remains in the Money Market, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 5% of the amount transferred and must be stated in whole percentages.


Once elected, dollar-cost averaging remains in effect until the earliest of: (1) the Policy Value in the Money Market Subaccount is depleted to zero; (2) you cancel the election (by Written request or by telephone if we have your telephone authorization form on file); or (3) for three successive months, the Policy Value in the Money Market Subaccount has been insufficient to implement the dollar-cost averaging instructions you have given to us. We will notify you when dollar-cost averaging is no longer in effect. There is no additional charge for using dollar-cost averaging. Dollar-cost averaging transfers do not count against the twelve free transfers in a Policy Year. We reserve the right to discontinue offering dollar-cost averaging at any time and for any reason.


Automatic Personal Portfolio Rebalancing Service

If elected at the time of the application or requested at any time in writing, you may instruct us to automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Policy Value between and among specified Subaccounts in order to achieve a particular percentage allocation of Policy Value among the Subaccounts. The percentage allocations must be in whole percentages and must be at least 5% per allocation. You may start and stop automatic Policy Value rebalancing at any time and may specify any percentage allocation of Policy Value between or among as many Subaccounts as are available at the time the rebalancing is elected. (If you elect automatic Policy Value rebalancing without specifying percentage allocation(s), we will allocate Policy Value in accordance with your currently effective premium payment allocation schedule.) There is no additional charge for using Policy Value rebalancing.

Other Types of Automatic Transfers

If elected at the time of the application or at any other time by Written Request, you may systematically or automatically transfer (on a monthly, quarterly, semi-annual or annual basis) Policy Value from one Subaccount to another. Such automatic transfer amounts may be requested on the following basis: (1) as a specified dollar amount; (2) as a specified number of accumulation units; (3) as a specified percent of Policy Value in a particular Subaccount, or (4) in an amount equal to the excess of a Specified Amount of Policy Value in a particular Subaccount.

The minimum automatic transfer amount is the equivalent of $100 per month. If less than $100 remains in the Subaccount from which transfers are being made, the entire amount will be transferred. The amount transferred to a Subaccount must be at least 5% of the amount transferred and must be stated in whole percentages. Once elected, automatic transfers remain in effect until the earliest of: (1) the Policy Value in the Subaccount from which the transfers are being made is depleted to zero; (2) you cancel the election in writing or by telephone or fax if we have a telephone / fax authorization on file; or (3) for three successive months, the Policy Value in the Subaccount from which transfers are being made has been insufficient to implement the automatic transfer instructions you have given us. We will notify you when automatic transfer instructions are no longer in effect. There is no additional charge for using automatic transfers. We reserve the right to discontinue offering automatic transfers at any time and for any reason.

Surrender and Partial Withdrawals

Policy Surrender. You may Surrender the Policy for its Surrender Value. You must obtain the written consent of all assignees or Irrevocable Beneficiaries before a surrender. We may require the return of the Policy.

Surrender of the Policy is effective as of the date we receive a Written Request for surrender. The Policy and all insurance terminate upon surrender.

Partial Withdrawal. You may make Partial Withdrawals by Written Request. Written consent of all assignees or irrevocable beneficiaries must be obtained prior to any Partial Withdrawal. An amount up to the Policy Surrender Value, less two months of insurance charges, may be taken as a Partial Withdrawal. Partial Withdrawals will be effective as of the date we receive your Written Request. A Partial Withdrawal request for the full Surrender Value will be considered a full surrender of the Policy.

You may specify the accounts from which the Partial Withdrawal, including the service fee, will be deducted. If any account value is insufficient, or if you do not specify the accounts, the amount will be deducted pro rata from the remaining accounts.

If death benefit Option 1 is in effect at the time of a Partial Withdrawal, the Specified Amount will be reduced by the amount of the Partial Withdrawal, including the amount of the service fee. If death benefit Option 2 is in effect at the time of a Partial Withdrawal, Specified Amount will not change. We reserve the right to decline a Partial Withdrawal request if the remaining Specified Amount would be below the minimum Specified Amount necessary to issue a new Policy. If the Death Benefit derived from application of the Death Benefit Percentage Factor applies, the effect of a Partial Withdrawal on the monthly Cost of Insurance and Death Benefit is somewhat different. The Death Benefit is then decreased by more than the amount surrendered, and the monthly Cost of Insurance is less than it would have been without the surrender.

Payment is generally made within seven days of the surrender or Partial Withdrawal date.

Maturity

The Policy matures on the Policy Anniversary following the Insured's 95th birthday. Coverage under the Policy ceases on that date, and you will receive maturity proceeds equal to the Surrender Value as of that date, unless the maturity date has been extended, as allowed by state law.

Payment of Benefits/Settlement Options

Settlement options other than lump sum payments are, in our discretion, available for Death Benefit Proceeds, surrender proceeds, and maturity proceeds, payable to natural persons, subject to certain restrictions on Death Benefit Proceeds. Proceeds payable to a non-natural person are available only under settlement options we agree to. The four available settlement options are as follows:

         1) Interest Option. The proceeds may be left with us to collect interest during the lifetime of the payee. We determine the interest rate each year. It is guaranteed to be not less than the settlement option rate of interest shown on the data page of the Policy. The payee may choose to receive interest payments either once a year or once a month (may not be available in all states) unless the amount of interest to be paid monthly is less than $25 per month, or the total amount deposited is less than $2,500, then interest will be paid annually. The payee may withdraw any remaining proceeds, if this right was given at the time the option was selected.


         2) Installment Option. The proceeds may be left with us to provide equal monthly installments for a specified period not less than 5 or more than 30 years. If the original payee dies before payments have been made for the chosen number of years; a.) payments will be continued for the remainder of the period to the successor payee; or b.) the present value of the remaining payments, computed at the interest rate used to create the Option 2 rates, will be paid to the successor payee or to the last surviving payee's estate, if there is no successor payee. The interest we guarantee to pay is set forth in the Policy. Additional interest, if any, will be payable as determined by us. (This option may not be available in all states.)


         3) Life Income - Guaranteed Period Certain. The proceeds may be left with us to provide monthly installments for as long as the original payee lives. A guaranteed period of 10 or 20 years may be selected. Payments will cease when the original payee dies or at the end of the guaranteed period, whichever is later. If the original payee dies during the guaranteed period, the remaining guaranteed payments will be paid to the successor payee or the successor payee may receive the present value of the remaining payments computed at the interest rate for this option.

         4) Joint and Survivor Life. The proceeds may be left with us to provide monthly installments for two payees for a guaranteed period of 10 years. After the 10-year period is over, payments will continue as long as either of the original payees is living.

The minimum amount that can be applied under settlement options 2, 3 and 4 is $2,500 or that amount which will provide an initial monthly installment of at least $25.

We may, at our option, provide for additional settlement options or cease offering any of the settlement options described above.

Policy Loans

General. At any time prior to the Maturity Date while the Insured is still living and the Policy is In Force, you may, by Written Notice, borrow money from us using the Policy as the security for the loan. The maximum amount that you may borrow is 90% of the Cash Value of the Policy as of the date of the loan.


Interest. We charge interest on amounts that you borrow. The interest rate charged is 6% and is an effective annual rate compounded annually on the Policy Anniversary. Interest is charged in arrears from the date of the loan and is due from you on each Policy Anniversary for the prior Policy Year. If you do not pay the interest when due, the amount of the interest is added to the outstanding Loan Amount. Thus, unpaid interest is charged interest during the ensuing Policy Year. For Policies in the 11th Policy Year or later, we charge a preferred effective annual interest rate up to 4.5% on amounts borrowed. We may charge interest at lower rates from time to time.


We credit Loan Account Value with interest at an effective annual rate of 4%. On each Policy Anniversary, interest earned on Loan Account Value since the preceding Anniversary is transferred to the Subaccounts and the Fixed Account. Unless you specify otherwise, such transfers are allocated in the same manner as transfers of collateral to the Loan Account.

Loan Collateral. When we make a loan to you, we transfer an amount of Policy Value sufficient to secure the loan out of the Subaccounts and the Fixed Account and into the Loan Account. You may specify how this transferred Policy Value is allocated from among the Subaccount Values and the Fixed Account Value. If you do not specify the allocation, we make the allocation based on the proportion that each Subaccount Value and the Fixed Account Value bear to the Policy Value as of the date that the transfer is made. If unpaid interest is due from you on a Policy Anniversary it is added to the Loan Amount. Policy Value in the amount of the interest also is transferred to the Loan Account as of that Anniversary. The Policy Value transferred in connection with unpaid interest is allocated on the same basis as other Policy Value transferred to the Loan Account.

Loan Account Value is recalculated when interest is added to the Loan Amount, a loan repayment is made, or a new loan is made under Policy.

Non-Payment Of Policy Loans. If Loan Account Value exceeds Cash Value, then you must make either a loan repayment or a Net Premium payment sufficient to raise the Cash Value or lower the Loan Account Value so that Cash Value exceeds the Loan Account Value. We will send you and any assignee of record a notice indicating the amount that must be paid. If payment is not received at the Home Office within 30 days of the notice being mailed, the Grace Period will begin. (See "Lapse.") If the Grace Period expires without the payment being made, then the Policy Lapses.


Loan Repayment. You may repay a loan or repay any part of a loan at any time while the Insured is still living and the Policy is In Force prior to the Maturity Date. Upon repayment of any part of a loan, Loan Account Value in an amount equal to the payment is transferred to the Subaccounts and the Fixed Account as of the date that the payment is received by us. Unless you specify otherwise, the amount transferred is allocated among or between the Subaccounts and the Fixed Account in accordance with your allocation instructions for Net Premium Payments in effect at that time.

Effect of a Policy Loan. A loan, whether or not repaid, has a permanent effect on the Death Benefit and Policy Values because the investment results of the Subaccounts and current interest rates credited on Fixed Account Value do not apply to Policy Value in the Loan Account. The larger the loan and longer the loan is outstanding, the greater will be the effect of Policy Value being held as collateral in the Loan Account. Depending on the investment results of the Subaccounts or credited interest rates for the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans also may increase the potential for lapse if investment results of the Subaccounts to which Surrender Value is allocated is unfavorable. If a Policy Lapses with loans outstanding, certain amounts may be subject to income tax and a 10% penalty tax. See "Federal Income Tax Considerations," for a discussion of the tax treatment of Policy loans. In addition, if a Policy is a "modified endowment contract," loans may be currently taxable and subject to a 10% penalty tax.


Charges and Deductions

Fund Charges. Charges made by the Funds are discussed in the Funds' prospectuses and in their statements of additional information available from the address shown on the first page of this prospectus.

Premium Expense Charge. We make a deduction from premiums for Premium Expense Charges charged by your state of residence. We determine your state of residence by the mailing address as shown on our records. The initial percentage of reduction for state charges is shown on the data page of the Policy.

Monthly Deduction. The Monthly Deduction due on each Monthly Processing Day will be the sum of:

         o  The Cost of Insurance for that month; plus

         o  The Policy Fee; plus

         o  The Administrative Fee; plus

         o The cost of any additional benefits provided by rider, if any.

The Monthly Deduction is collected by redeeming the number of Accumulation Units (or fraction of Accumulation Units) in Subaccounts (and/or withdrawing values from the Fixed Account) in an amount equal to the Monthly Deduction.


Cost of Insurance. The Cost of Insurance rate for the Policy will be determined by the Insured's Attained Age, gender, tobacco status, and rating class. Cost of Insurance rate charges will depend on our expectations as to future mortality experience. Tobacco User rates are determined based on Age, gender, and duration. Higher rates are charged if we determine that for some reason the Insured is a higher mortality risk. The Tobacco User and Non-Tobacco User rates are further classified as either preferred or standard based on underwriting guidelines and principles. The monthly Cost of Insurance rate will not exceed the rates shown in Table I - Guaranteed Maximum Insurance Rates contained in the Policy. However, we may charge less than these rates. While not guaranteeing to do so, we intend to charge less than the guaranteed maximum insurance rates after the 10th Policy year. The guaranteed maximum insurance rates are based on the 1980 CSO Mortality Tables age last birthday.


The Cost of Insurance is determined by multiplying the Cost of Insurance rate by the Net Amount At Risk for a Policy. Under death benefit option 2, the Net Amount At Risk is always the Specified Amount. Under death benefit option 1, the Net Amount At Risk is the Specified Amount less the Policy Value. For a Policy where there has been an increase in Specified Amount, the Cost of Insurance rate applicable to the initial Specified Amount is usually different from that for the increase. Likewise, there is a Net Amount At Risk associated with the initial Specified Amount and the increase. The Net Amount At Risk for the initial Specified Amount is multiplied by the Cost of Insurance rate for the initial Specified Amount to determine the Cost of Insurance charge for the initial Specified Amount and the Net Amount At Risk for the increase is multiplied by the Cost of Insurance rate for the increase to determine the Cost of Insurance for the increase. To compute the net amounts at risk after an increase for a Policy with an option 1 death benefit, Policy Value is first used to offset the initial Specified Amount, and any Policy Value in excess of the initial Specified Amount is then used to offset the increase in Specified Amount.

Policy Fee. The Policy Fee is $6 per month. It is a fee we charge to compensate for some of the administrative expenses associated with the Policy. The fee cannot be increased.


Administrative Charge. We assess an administrative charge of $.45 per thousand dollars of Specified Amount per year on a monthly basis to reimburse us for some of the administrative expenses associated with the Policy. The charge increases if the Specified Amount increases, in proportion to the amount of increase. The charge does not decrease in the event of a Specified Amount decrease. This charge is only charged during the first 10 Policy years of the Policy or, on an increase in Specified Amount, during the first 10 Policy years after the increase.


The Administrative Charge, together with the Policy Fee, is designed to equitably distribute the administrative costs among all Policies.

Cost of Additional Benefits. The cost of additional benefits will include charges for any additional insurance benefits added to the Policy by rider. These charges are for insurance protection, and the amounts will be specified in the Policy.


Mortality and Expense Risk Charge. We daily deduct a mortality and expense risk charge of .00002466% of the Policy's Variable Account Value, which is equal on an annual basis to 0.9%. The mortality risk assumed is that the Insured may not live as long as expected. The expense risk assumed by us is that the actual expense will be greater than what we expected. We have primary responsibility for all administration for the Policy, the Separate Account and the Fixed Account. Such administration includes, among other things, Policy issuance, underwriting, maintenance of Policy records, Policy service, and all accounting, reserves calculations, regulatory and reporting requirements, and audit of the Separate Account. If proceeds from this charge are not needed to cover mortality and expense risks, we may use proceeds to finance distribution of the Policies or for any other lawful purpose.


Surrender Charges. To reimburse us for sales expenses and Policy issue expenses, including but not limited to representatives' commissions, advertising, sales materials, training allowances, and preparation of prospectuses, we deduct Surrender Charges from the proceeds in the event of a complete surrender of the Policy during the first nine years. If the Policy is not surrendered in the first nine years there is no charge. A chart showing the percentage of Surrender Charges remaining at the beginning of Policy years 2 through 9 is shown below.

The Surrender Charges vary by the Age of Insured, gender, and rating class. For a 35-year-old male Non-Tobacco User, the charges would be $7.71 per $1,000 of the Specified Amount. For a 50-year-old male Non-Tobacco User, the charges would be $15.91 per $1,000 of Specified Amount. For a chart showing how the charges vary, see Appendix B.

The Surrender Charges decrease annually after the first year. The percentage of the Surrender Charges remaining in each Policy year is:

            Beginning                      Percentage of
           Policy Year              Surrender Charges Remaining
           -----------              ---------------------------
               2                               95%
               3                               90%
               4                               85%
               5                               75%
               6                               65%
               7                               50%
               8                               35%
               9                               20%
              10+                               0%

Transfer Fee. Currently, we allow an unlimited number of transfers in each Policy year without charge. After twelve transfers in any given Policy year, we may deduct $10 per transfer from the amount transferred.

Federal and State Income Taxes. Other than Premium Expense no charges are currently made against the Separate Account and/or Fixed Account for federal or state income taxes. In the event we determine that any such taxes will be imposed, we may make deductions from the Separate Account and/or Fixed Account to pay such taxes.

Duplicate Policy Charge. You can obtain a certification of your Policy at no charge. There will be a $30 charge for a duplicate Policy.

Increase of Specified Amount Charge. We may assess a $100 charge for each increase in Specified Amount after the first in a Policy year.

We currently intend to waive certain fees as stated above. We, however, reserve the right to reinstate the fees and charges in the future.

Other Policy Benefits and Provisions

Owner, Beneficiary

You are the person who purchases the Policy and is named in the application. You may be other than the Insured.

You may name one or more Beneficiaries in the application. Beneficiaries may be classified as primary or contingent. If no primary Beneficiary survives the Insured, payment will be made to contingent Beneficiaries. Beneficiaries in the same class will receive equal payments unless otherwise directed. A Beneficiary must survive the Insured in order to receive his or her share of the Death Benefit Proceeds. If a Beneficiary dies before the Insured dies, his or her unpaid share is divided among the Beneficiaries who survive the Insured. The unpaid share will be divided equally unless you direct otherwise. If no Beneficiary survives the Insured, the Death Benefit Proceeds will be paid to you, if living, or to your estate.

You may change the Beneficiary while the Insured is living. The written consent of all Assignees and Irrevocable Beneficiaries must be obtained before a change. To make a change, you must provide us with a Written Request satisfactory to us. The request will not be effective until we record it. After the request is recorded, it will take effect as of the date you signed the request. We will not be responsible for any payment or other action taken before the request is recorded. We may require the Policy be returned for endorsement of the Beneficiary change.

Our Right to Contest the Policy

We have the right to contest the validity of the Policy or to resist a claim under it on the basis of any material misrepresentation of a fact stated in the application or any supplemental application. We also have the right to contest the validity of any increase of Specified Amount or other change to the Policy on the basis of any material misrepresentation of a fact stated in the application (or supplemental application) for such increase in coverage or change. In issuing this Policy, we rely on all statements made by or for the Insured in the application or in a supplemental application. In the absence of fraud, we consider statements made in the application(s) to be representations and not warranties.


In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after it has been In Force during the lifetime of the Insured for two years from the Policy Issue Date, or if reinstated, for two years from the date of reinstatement. Likewise, we cannot contest any increase in coverage effective after the Policy Issue Date, or any reinstatement thereof, after such increase or reinstatement has been In Force during the lifetime of the Insured for two years from its effective date.


Right to Convert


You may convert this Policy to a fixed policy during the first 24 months after the Policy Issue Date. It may be converted to a fixed policy by transferring, without charge, the value in the Subaccounts to the Fixed Account unless state law requires otherwise. If you do so, future payments will be allocated to the Fixed Account, unless you specify otherwise. The conversion will become effective when we receive your Written Request.


Transfer of Ownership

You may transfer ownership of the Policy. The written consent of all assignees and Irrevocable Beneficiaries must be obtained before the transfer. The request to transfer must be in writing and filed at the Home Office. The transfer will take effect as of the date the notice was signed. We may require that the Policy be sent in for endorsement to show the transfer of ownership.

We are not responsible for the validity or effect of any transfer of ownership. We will not be responsible for any payment or other action we have taken before receiving Written Request for transfer.

Collateral Assignments

You may assign the Policy as collateral security. The written consent of all Irrevocable Beneficiaries must be obtained before an assignment. The assignment must be in writing and filed at the Home Office. The assignment will then take effect as of the date the Written Request was signed.

We are not responsible for the validity or effect of any collateral assignment. We will not be responsible for any payment or other action we have taken before receiving the written collateral assignment.

A collateral assignment takes precedence over the interest of a Beneficiary. Any Policy proceeds payable to an assignee will be paid in one sum. Any remaining proceeds will be paid to the designated Beneficiary or Beneficiaries.

A collateral assignee is not an Owner. A collateral assignee is a person or entity to whom you give some, but not all ownership rights under the Policy. A collateral assignment is not a transfer of ownership.

Effect of Misstatement of Age or Gender

For a Policy based on male or female cost of insurance rates (see data page for basis), if the insured's age or gender has been misstated, an adjustment will be made to reflect the correct age and gender as follows (unless a different result is required by state law):


         a. If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent Monthly Processing Day would have purchased at the insured's correct age and gender.

         b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age and gender beginning on the next Monthly Processing Day.


For a Policy based on blended cost of insurance rates (see data page for basis), a misstatement of gender will not result in an adjustment. However, if the insured's age has been misstated, an adjustment will be made to reflect the correct age as follows (unless a different result is required by state law):


         a. If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent Monthly Processing Day would have purchased at the insured's correct age.

         b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age beginning on the next Monthly Processing Day.


Suicide Exclusion

If the Insured commits suicide, while sane or insane, within two years of the Policy Issue Date, our liability is limited to an amount equal to the Policy Value less any Loan Amount. We will pay this amount to the Beneficiary in one sum.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount, our liability with respect to that increase is limited to an amount equal to the cost of insurance attributable to the increase from the effective date of the increase to the date of death.

Dividends

While the Policy is In Force, it will share in our divisible surplus. We determine the Policy's share annually. It is payable annually on the Policy Anniversary. You may select to have dividends paid into the Subaccounts and the Fixed Account as Net Premiums or to have dividends paid in cash. If no option is selected, the dividends will be paid into Subaccounts and/or Fixed Account as Net Premiums. We currently do not expect to pay dividends during the first 10 Policy Years. For each of Policy years 11-20, we project annual dividends equal to 0.70% of the Policy Value at the end of the Policy year. For each Policy year 21 and after we project annual dividends equal to 1.10% of the Policy Value at the end of the Policy year. These dividends are not guaranteed. They are reflected in Illustrations 1, 3, 5 and 7 of Appendix A.

Suspension of Payments

For amounts allocated to the Separate Account, we may suspend or postpone the right to transfer among Subaccounts, make a surrender or Partial Withdrawal, or take a Policy loan when:

      1. The New York Stock Exchange is closed other than for customary weekend and holiday closings.

      2. During periods when trading on the Exchange is restricted as determined by the SEC.

      3. During  any   emergency  as  determined  by  the  SEC  which  makes  it
         impractical for the Separate Account to dispose of its securities or value its assets.

      4. During any other period permitted or required by order of the SEC for the protection of investors.

To the extent values are allocated to the Fixed Account, the payment of full or Partial Withdrawal proceeds or loan proceeds may be deferred for up to six (6) months from the date of the surrender or loan request, unless state law requires exception to the period of deferment. Death Benefit Proceeds may be deferred for up to 60 days from the date we receive proof of death.

Accelerated Benefit Option

We will advance up to 50% of a Policy's eligible death benefit, subject to a $250,000 maximum per Insured, if we receive satisfactory proof that the Insured is terminally ill and if you elect to receive an accelerated payment of the death benefit. Terminal illness is a non-correctable medical condition in which the Insured's life expectancy is no more than twelve months. Policy Value is excluded from the calculation of the eligible death benefit. If you elect to receive an accelerated benefit, we will assess an administrative charge (of no more than $300) and will deduct interest on the amount being accelerated. As a result, the amount payable to the Beneficiary at death is reduced by an amount greater than the amount you receive as an accelerated benefit. The accelerated benefit is available only in states which have approved the Endorsement and may vary from state to state. The tax consequences of accelerated benefits is uncertain and a tax advisor should be consulted.

Reports To Owners. We will confirm any of the following within seven days:

         o The receipt of any Net Premium (except premiums received before Policy Issue Date or by preauthorized check).

         o The receipt of any instructions to change allocation of Net Premiums.

         o Any transfer between Subaccounts; any loan, interest repayment, or loan repayment; any Partial Withdrawal; any return of premium necessary to comply with applicable maximum premium limitations.

         o Any   restoration   to  Policy  Value   following   exercise  of  the
           right-to-examine privilege for an increase in Specified Amount.

         o Exercise of the right-to-examine privilege.

         o An exchange of the Policy or increase in Specified Amount.

         o Full surrender of the Policy.

         o Payment of Death Benefit Proceeds.

We will also mail to you, at your last known address of record, a report containing such information as may be required by any applicable law or regulation, and a statement for the Policy year showing all transactions previously confirmed and any credit to the Separate Account of interest on amounts held in the Loan Account.

Voting Rights. We will vote Fund shares held in the Separate Account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. We will vote shares for which it has not received timely instructions and shares attributable to Policies sold to employee benefit plans not registered pursuant to an exemption from the registration provisions of the Securities Act of 1933, in the same proportion as we vote shares for which it has received instructions. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or we otherwise determine that it is allowed to vote the shares in its own right, it may elect to do so.

You have the voting interest under a Policy. The number of votes you have a right to instruct will be calculated separately for each Subaccount. You have the right to instruct one vote for each $1 of Policy Value in the Subaccount with fractional votes allocated for amounts less than $1. The number of votes you have available will coincide with the date established by the fund for determining shareholders eligible to vote at the relevant meeting of the Fund's shareholders. Voting instructions will be solicited by written communication before such meeting in accordance with procedures established by the funds. Each owner having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the fund in which that Subaccount invests.

We may, when required by state insurance regulatory authorities, vote shares of a fund without regard to voting instructions from owners, if the instructions would require that the shares be voted so as to cause a change in the sub-classification of a fund, or investment objectives of a fund, or to approve or disapprove an investment advisory contract for a fund. In addition, we may, under certain circumstances, vote shares of a fund without regard to voting instructions from owners in favor of changes initiated by owners in the investment Policy, or the investment adviser or the principal underwriter of a Fund. For example, we may vote against a change if we in good faith determine that the proposed change is contrary to state or federal law or we determine that the change would not be consistent with the investment objectives of a fund and would result in the purchase of securities for the Separate Account which vary from the general quality and nature of investments and investment techniques used by our other Separate Accounts.

Riders and Endorsements

A rider attached to a Policy adds additional insurance and benefits. The rider explains the coverage it offers. A rider is available only in states which have approved the rider. A rider may vary from state to state. Some riders are not available to Policies sold to employee benefit plans. The cost for riders is deducted as a part of the Monthly Deduction. Riders are subject to normal underwriting requirements. We reserve the right to stop offering the riders mentioned below and to offer additional riders.

Children's Insurance. The rider provides level term insurance to Children of the Insured up to the earlier of Age 23 of the child or Age 65 for the Insured. The death benefit will be payable to the Beneficiary stated in the rider upon the death of any Insured child. If the Insured parent dies before termination of this rider, the coverage on each child becomes paid-up term insurance to Age 23. This rider may be converted to a new Policy without evidence of insurability on each Insured child's 23rd birthday or at Age 65 of the person insured under the Policy to which the rider is attached, if sooner.

Guaranteed Insurability. The rider provides that additional insurance may be purchased on the life of the Insured on specific future dates at standard rates without evidence of insurability. It is issued only to standard or preferred risks. It may be issued until the Policy Anniversary following the Insured's 37th birthday.

Accidental Death Benefit. The rider provides for the payment of an additional death benefit on the life of the Insured should death occur due to accidental bodily injury occurring before Age 70. The premium for the Accidental Death Benefit is payable to Age 70.

Other Insured. This rider provides additional level term insurance. The "other Insured" could be the Insured (except in states where it is not allowed by law) or could be another person within the immediate family of the Insured. The death benefit expires on the "other Insured's" 95th birthday or upon termination of the Policy, whichever comes first. Evidence of insurability is required for issuance of the rider or to increase the amount of the death benefit. The rider may be issued until the Policy Anniversary following the Insured's 65th birthday.

Waiver of Premium Disability. This rider provides that, during the Insured's total disability, we will waive Monthly Deduction for administrative and life insurance costs or Basic Guarantee Premium, if greater. The rider may be issued until the Policy Anniversary following the Insured's 55th birthday. It may be renewed until the Policy Anniversary following the Insured's 65th birthday.

Executive Benefits Plan Endorsement. This endorsement is available on policies issued in conjunction with certain types of deferred compensation and/or employee benefits plans. The executive benefits plan endorsement waives the Surrender Charges on the Policy to which it is attached subject to the following conditions:

      1. The Policy is surrendered and the proceeds are used to fund a new Policy provided through CUNA Mutual Life Insurance Company or an affiliate.

      2. The Policy is owned by a business or trust.

      3. The new Policy is owned by the same entity.

      4. The insured under the Policy is a selected manager or a highly compensated employee (as those terms are defined by Title 1 of the Employee Retirement Income Security Act, as amended).

      5. The insured under the new contract is also a selected manager or highly compensated employee.

      6. We receive an application for the new contract (and have evidence of insurability satisfactory to us).

There is no charge for this benefit. However, if you exercise this benefit during the first two contract (Policy) years, we reserve the right to charge a fee to offset expenses incurred. This fee will not exceed $150. The Executive Benefits Plan Endorsement may not be available in all states.


Federal Income Tax Considerations

Introduction

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements should be applied is limited. Nevertheless, we believe that Policies issued on a standard premium class basis should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis, and it is not clear whether such Policies will in all cases satisfy the applicable requirements, particularly if you pay the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable universal life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an owner to allocate premium payments and Policy Value and the narrow investment objective of certain Funds, have not been explicitly addressed in published rulings. While we believe that the Policies do not give you investment control over Separate Account assets, we reserve the right to modify the Policies as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Accounts be "adequately diversified" in order for the Policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Separate Accounts, through the Funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a Policy should be excludible from the gross income of the beneficiary.

Federal,  state  and  local  transfer,  estate,   inheritance,   and  other  tax
consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years or seven years following a material change to the Policy. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and Partial Withdrawals, are treated first as distributions of gain taxable as ordinary income and as tax-free recovery of your investment in the Policy only after all gain has been distributed.

Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed in same manner as surrenders and Partial Withdrawals.

A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when you have Attained Age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of the your and your beneficiary or designated beneficiary.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of your investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with Policy loans after the later of the 10th Policy Anniversary or Attained Age 65 is less clear and a tax advisor should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy. Your investment in the Policy is generally the aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Policy Loans. In general, interest on a Policy loan will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Multiple Policies. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in your income when a taxable distribution occurs.


Accelerated Death Benefit Rider. The federal income tax consequences associated with the Accelerated Benefit Option Endorsement are uncertain. You should consult a qualified tax advisor about the consequences of requesting payment under this Endorsement. (See page 29 for more information regarding the Endorsement.)


Special Rules for Pension and Profit-Sharing Plans

If a Policy is  purchased  by a  pension  or  profit-sharing  plan,  or  similar deferred compensation arrangement, the federal, state and estate tax consequences could differ. A competent tax advisor should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the Net Amount At Risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost (generally referred to as the "P.S. 58" cost) to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy Value is not taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified advisor regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified advisor before requesting a loan under a Policy held in connection with a retirement plan.

Business Uses of the Policy

Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Policy.

The Company's Taxes

Under current federal income tax law, we are not taxed on the Separate Account's operations. Thus, currently we do not deduct charges from the Separate Account for its federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes that it may incur.

Under current laws in several states, we may incur state and local taxes (in addition to Premium Expense Charges). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

CUNA Mutual Life Insurance Company Directors and Executive Officers

       Name                                          Occupation

    Directors

    James C. Barbre                      1994-Present            ACT Technologies, Inc.
                                                                 President/Chief Operating Officer
                                         1985-1993               Self-employed consultant in carpet
                                                                 Manufacturing and distribution in Dalton, GA

    Robert W. Bream                      1991-Present            United Airlines Employees Credit Union
                                                                 President/Chief Executive Officer

    Wilfred F. Broxterman                1997-Present            Broxterman Group
                                                                 President/Chief Executive Officer
                                         1989-1997               Hughes Aircraft Employees Federal Credit Union
                                                                 President/Chief Executive Officer

    James L. Bryan                       1974-Present            Texans Credit Union
                                                                 President/Chief Executive Officer

    Loretta M. Burd                      1987-Present            Centra Credit Union
                                                                 President/Chief Executive Officer

    Ralph B. Canterbury                  1965-Present            US Airways Federal Credit Union
                                                                 President

    Joseph N. Cugini                     1959-Present            Westerly Community Credit Union
                                                                 President/Chief Executive Officer

    Rudolf J. Hanley                     1982-Present            Orange County Teachers Federal Credit Union
                                                                 President/Chief Executive Officer

    Jerald R. Hinrichs                   1990-Present            Hinrichs & Associates
                                                                 Insurance Marketing Consultants
                                                                 Owner/President

    Michael B. Kitchen                   1995-Present            CUNA Mutual Life Insurance Company*
                                                                 President and Chief Executive Officer
                                         1992-1995               The CUMIS Group Limited
                                                                 President/Chief Executive Officer

    Robert T. Lynch                      1996-Present            Retired
                                         1970-1996               Detroit Teachers Credit Union
                                                                 Treasurer/General Manager

    Brian L. McDonnell                   1977-Present            Navy Federal Credit Union
                                                                 President/Chief Executive Officer

    C. Alan Peppers                      1992-Present            Denver Public Schools Credit Union
                                                                 President/Chief Executive Officer

    Omer K. Reed                         1997-Present            Retired
                                         1959-1997               Self-employed dentist

    Richard C. Robertson                 1959-Present            Arizona State Savings & Credit Union
                                                                 President/General Manager

    Rosemarie M. Shultz                  1997-Present            Retired
                                         1976-1997               North Coast Credit Union
                                                                 President/Chief Executive Officer

    Neil A. Springer                     1994-Present            Springer & Associates, L.L.C.
                                                                 Managing Director
                                         1992-1994               Slayton International, Inc.
                                                                 Senior Vice President

    Farouk D.G. Wang                     1987-Present            University of Hawaii at Manoa
                                                                 Director of Buildings and Grounds Management

    Larry T. Wilson                      1974-Present            Coastal Federal Credit Union
                                                                 President/Chief Executive Officer

    Executive Officers

    Wayne A. Benson                      1997 - Present          CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Sales

    Michael S. Daubs                     1973-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Investments
                                                                 CIMCO Inc.
                                                                 President

    John A. Gibson                       1988-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Marketing

    James M. Greaney                     1998-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Corporate Services

    Michael B. Kitchen                   1995-Present            CUNA Mutual Life Insurance Company*
                                                                 President and Chief Executive Officer
                                         1992-1995               The CUMIS Group Limited
                                                                 President and Chief Executive Officer

    Reid A. Koenig                       1999-Present            CUNA Mutual Life Insurance Company
                                                                 Chief Officer - Operating
                                         1994-Present            Vice President - Members Services

    Daniel E. Meylink, Sr.               1983-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Member Services

    Kevin G. Shea                        1976-Present            CUNA Mutual Life Insurance Company*
                                                                 Chief Officer - Lending Services

        *We entered  into a permanent  affiliation  with the CUNA Mutual on July
         1, 1990. Those persons marked with an "*" hold identical titles with CUNA Mutual. The most recent position has been given for those persons who have held more than one position with the Company or CUNA Mutual Insurance Society during the last five year period. Each person has business addresses at both 2000 Heritage Way, Waverly, Iowa 50677-9202, and 5910 Mineral Point Road, Madison, Wisconsin 53705-4456.


Additional Information

Addition, Deletion Or Substitution Of Investments

We reserve the right, to make additions to, deletions from, or substitutions for the shares of a Fund that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Fund are no longer available for investment or if, in our judgment, further investment in any Fund should become inappropriate, we may redeem the shares, if any, of that Fund and substitute shares of another Fund. To the extent required by the 1940 Act or other applicable law, we will not substitute any shares attributable to a Policy's interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities.

We also reserve the right to establish additional Subaccounts of the Separate Account, each of which would invest in shares of a new corresponding Fund having a specified investment objective. We may, in its sole discretion, establish new Subaccounts or eliminate or combine one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by us. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount if, in our sole discretion, marketing, tax, or investment conditions warrant.

In the event of any such substitution or change, we (by appropriate endorsement, if necessary) may change the Policy to reflect the substitution or change. Affected Owners will be notified of such a material substitution or change. If you object to the change, you may exchange the Policy for a fixed benefit whole life insurance policy then issued by us. The new Policy will be subject to normal underwriting rules and other conditions determined by us. No evidence of insurability will be necessary. The option to exchange must be exercised within sixty (60) days of notification to you of the investment Policy change. You may also Surrender the Policy.

If we consider it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under the 1940 Act if registration is no longer required, it may be combined with other Company separate accounts, or its assets may be transferred to another separate account of ours. In addition, we may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have such rights under the Policies.

State Regulation

We are subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine our liabilities and reserves so that the Insurance Department may certify the items are correct. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which it may operate.

Legal Proceedings


We, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are not pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or the Company.


Independent Auditors


The financial statements included herein and elsewhere in the Registration Statement have been included in reliance upon the reports of KPMG Peat Marwick LLP, Des Moines, Iowa, independent auditors, and upon the authority of said firm as experts in accounting and auditing. The Company has recently changed independent auditors. The Company has retained PricewaterhouseCoopers LLP, Milwaukee, Wisconsin for the 1999 fiscal year.


Actuarial Matters

Actuarial matters included in this prospectus have been examined by Scott Allen, FSA, MAAA Product Manager Variable Products, CUNA Mutual Life Insurance Company, Waverly, Iowa, as stated in the opinion filed as an exhibit to the Registration Statement.

Registration Statement

A Registration Statement under the Securities Act of 1933 relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted from this prospectus pursuant to the rules and regulations of the Securities and Exchange Commission. Statements contained in this prospectus concerning the Policy and other legal documents are summaries. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C.

Preparing For Year 2000

Like all financial service providers, the Company and its affiliates utilize systems that may be affected by Year 2000 transition issues, and they rely on service providers, including administrators and investment managers, that also may be affected. The Company and its affiliates have developed, and are in the process of implementing, a Year 2000 readiness plan, and are confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts will have a negative impact on us or our affiliates. However, as of the date of this prospectus, it is not anticipated that Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 readiness implementation. As of the date of this prospectus, the Company and its affiliates believe that all of their critical systems are Year 2000 ready, but there can be no assurance that we were successful, or that interaction with other service providers will not impair the Company's or its affiliates' services at that time. We will be testing the remainder of our systems through out 1999, and will have continuity plans in place designed to minimize the impact of any unforeseen failures.

Distribution Of Policies

Questions regarding the Policy should be directed to CUNA Brokerage Services, Inc., Office of Supervisory Jurisdiction, 2000 Heritage Way, Waverly, Iowa, 50677-9202, (800) 798-5500, (319) 352-4090. Its IRS employer identification number is 39-1438257. CUNA Brokerage Services, Inc. is wholly-owned by CUNA Mutual Investment Corporation which in turn is wholly-owned by CUNA Mutual. CUNA Brokerage Services, Inc., 5910 Mineral Point Road, Madison, Wisconsin, 53705-4456, the principal underwriter for the Policy is a broker/dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers. CUNA Mutual Life Insurance Company, the issuer of the Policy, entered into a permanent affiliation with CUNA Mutual on July 1, 1990. The Policies will be sold through registered representatives who will be paid first-year and renewal commissions for their services.

We may pay sales commissions to broker-dealers up to an amount equal to 8.5% of the total premiums paid under the Policy. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. We may also pay other distribution expenses such as agents' insurance and pension benefits, agency expense allowances, and overhead attributable to distribution. In addition, we may from time to time pay or allow additional promotional incentives in the form of cash or other compensation. These distribution expenses do not result in any additional charges under the Contracts that are not described under CHARGES AND DEDUCTIONS.

Financial Statements

Our financial statements are immediately following the financial statements of the Separate Account. Our financial statements should be considered only as bearing upon our ability to meet our obligations under the Policy and should not be considered as bearing on the investment performance of the Separate Account.

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT


                              Financial Statements

                                 June 30, 1999


                                  (Unaudited)

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                      Statements of Assets and Liabilities
                                  June 30, 1999
                                   (Unaudited)


                                                         Money          Treasury                                          Growth and
                                                         Market           2000            Bond           Balanced       Income Stock
Assets:                                                Subaccount      Subaccount      Subaccount       Subaccount        Subaccount
Investments in Ultra Series Fund:
(note 2)
Money Market Fund,
3,136,335 shares at net asset value of
$1.00 per share (cost $3,136,335)                      $3,136,335      $     --        $     --        $      --        $       --

Treasury 2000 Fund,
184,870 shares at net asset value
of $10.03 per share (cost $1,615,171)                        --         1,854,226            --               --                --

Bond Fund,
372,097 shares at net asset value
of $10.40 per share (cost $3,889,863)                        --              --         3,869,724             --                --

Balanced Fund,
3,776,751 shares at net asset value
of $20.53 per share (cost $54,829,046)                       --              --              --         77,539,044              --

Growth and Income Stock Fund,
2,850,946 shares at net asset value
of $36.59 per share (cost $56,685,015)                       --              --              --               --         104,333,305
                                                       ----------      ----------      ----------      -----------      ------------
Total assets                                           $3,136,335      $1,854,226      $3,869,724      $77,539,044      $104,333,305
                                                       ----------      ----------      ----------      -----------      ------------
Liabilities:
Accrued adverse mortality and
expense charges                                             2,657           9,587           3,133           62,040            82,765
                                                       ----------      ----------      ----------      -----------      ------------
Total liabilities                                           2,657           9,587           3,133           62,040            82,765
                                                       ----------      ----------      ----------      -----------      ------------
Net assets                                              3,133,678       1,844,639       3,866,591       77,477,004       104,250,540
                                                       ==========      ==========      ==========      ===========      ============
Units outstanding (note 5)                                159,983         201,769         139,957        1,623,167         1,237,595
                                                       ==========      ==========      ==========      ===========      ============
Net asset value per unit                               $    19.59      $     9.14      $    27.63      $     47.73      $      84.24
                                                       ==========      ==========      ==========      ===========      ============





                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                      Statements of Assets and Liabilities
                                  June 30, 1999
                                   (Unaudited)

                                                      Capital
                                                    Appreciation           International             Global                Emerging
                                                        Stock                  Stock               Governments              Growth
Assets:                                              Subaccount             Subaccount             Subaccount             Subaccount
Investments in Ultra Series Fund:
   (note 2)
Capital Appreciation Stock Fund,
   1,511,324 shares at net asset value of
   $25.00 per share (cost $22,503,095)              $37,784,116         $           --         $           --         $           --

Investments in T. Rowe Price
International Fund, Inc.:
   International Stock Portfolio,
   424,341 shares at net asset value of
   $15.07 per share (cost $5,458,145)                        --              6,394,821                     --                     --

Investments in MFS(R) Variable Insurance TrustSM:
   Global Governments Series,
   78,601 shares at net asset value of
   $9.99 per share (cost $806,018)                           --                     --                785,229                     --

Investments in MFS(R) Variable Insurance TrustSM:
   Emerging Growth Series,
   361,665 shares at net asset value of
   $24.22 per share (cost $6,017,656)                        --                     --                     --              8,759,516
                                                     ----------             ----------             ----------             ----------
      Total assets                                  $37,784,116             $6,394,821               $785,229             $8,759,516
                                                     ----------             ----------             ----------             ----------
Liabilities:
Accrued adverse mortality and
   expense charges                                       30,164                  5,166                    637                  6,785
                                                     ----------             ----------             ----------             ----------
      Total liabilities                                  30,164                  5,166                    637                  6,785
                                                     ----------             ----------             ----------             ----------
      Net assets                                     37,753,952              6,389,655                784,592              8,752,731
                                                     ==========             ==========             ==========             ==========
      Units outstanding (note 5)                      1,318,804                436,700                 65,948                479,712
                                                     ==========             ==========             ==========             ==========
      Net asset value per unit                           $28.63                 $14.63                 $11.90                 $18.25
                                                     ==========             ==========             ==========             ==========

See accompanying notes to financial statements.




                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                            Statements of Operations
 For the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997
                                   (Unaudited)

                                                          MONEY MARKET SUBACCOUNT                     TREASURY 2000 SUBACCOUNT

Investment income (loss):                                  1999           1998           1997        1999         1998         1997
                                                    -----------    -----------    -----------    --------    ---------    ---------

Dividend income                                     $    76,896    $   123,985    $    85,594    $   --      $ 106,391    $ 106,851
Adverse mortality and expense charges
(note 3)                                                (15,432)       (22,312)       (15,448)     (8,201)     (15,826)     (14,583)
                                                    -----------    -----------    -----------    --------    ---------    ---------
Net investment income (loss)                             61,464        101,673         70,146      (8,201)      90,465       92,268
                                                    -----------    -----------    -----------    --------    ---------    ---------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                                 --             --             --          --           --           --
Proceeds from sale of securities                      1,968,342      2,979,908      4,634,860        --           --           --
Cost of securities sold                              (1,968,342)    (2,979,908)    (4,634,860)       --           --           --
                                                    -----------    -----------    -----------    --------    ---------    ---------
Net realized gain (loss) on security
transactions                                               --             --             --          --           --           --
Net change in unrealized appreciation
or depreciation on investments                             --             --             --        18,322       21,682        1,846
                                                    -----------    -----------    -----------    --------    ---------    ---------
Net gain (loss) on investments                             --             --             --        18,322       21,682        1,846
                                                    -----------    -----------    -----------    --------    ---------    ---------
Net increase (decrease) in net assets
resulting from operations                           $    61,464    $   101,673    $    70,146    $ 10,121    $ 112,147    $  94,114
                                                    ===========    ===========    ===========    ========    =========    =========


                                                              BOND SUBACCOUNT                           BALANCED SUBACCOUNT

Investment income (loss):                               1999         1998         1997           1999           1998           1997
                                                   ---------    ---------    ---------    -----------    -----------    -----------

Dividend income                                    $  52,054    $ 196,337    $ 136,739    $   450,441    $ 1,934,712    $ 2,062,026
Adverse mortality and expense charges
(note 3)                                             (17,109)     (30,006)     (23,285)      (328,160)      (577,128)      (509,762)
                                                   ---------    ---------    ---------    -----------    -----------    -----------
Net investment income (loss)                          34,945      166,331      113,454        122,281      1,357,584      1,552,264
                                                   ---------    ---------    ---------    -----------    -----------    -----------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                                57        2,477          379           --            3,744        758,320
Proceeds from sale of securities                     386,578      441,318      402,615      2,372,537      4,012,722      4,525,247
Cost of securities sold                             (382,478)    (426,398)    (394,979)    (1,727,342)    (3,159,159)    (3,785,014)
                                                   ---------    ---------    ---------    -----------    -----------    -----------
Net realized gain (loss) on security
transactions                                           4,157       17,397        8,015        645,195        857,307      1,498,553
Net change in unrealized appreciation
or depreciation on investments                       (66,161)     (14,556)      41,691      6,054,615      5,340,950      5,202,066
                                                   ---------    ---------    ---------    -----------    -----------    -----------
Net gain (loss) on investments                       (62,004)       2,841       49,706      6,699,810      6,198,257      6,700,619
                                                   ---------    ---------    ---------    -----------    -----------    -----------
Net increase (decrease) in net assets
resulting from operations                          ($ 27,059)   $ 169,172    $ 163,160    $ 6,822,091    $ 7,555,841    $ 8,252,883
                                                   =========    =========    =========    ===========    ===========    ===========

See accompanying notes to financial statements.





                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                            Statements of Operations
 For the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997
                                   (Unaudited)

                                              GROWTH AND INCOME STOCK SUBACCOUNT              CAPITAL APPRECIATION STOCK SUBACCOUNT

Investment income (loss):                         1999            1998            1997           1999           1998           1997
                                          ------------    ------------    ------------    -----------    -----------    -----------

Dividend income                           $    265,776    $    869,525    $    778,858    $    10,602    $    88,433    $   119,794
Adverse mortality and expense charges
(note 3)                                      (420,525)       (691,564)       (527,025)      (156,180)      (259,874)      (182,627)
                                          ------------    ------------    ------------    -----------    -----------    -----------
Net investment income (loss)                  (154,749)        177,961         251,833       (145,578)      (171,441)       (62,833)
                                          ------------    ------------    ------------    -----------    -----------    -----------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                     377,739       3,106,051       1,145,587         19,297        769,968        317,275
Proceeds from sale of securities             1,951,606       3,497,748       3,033,581      1,391,036      1,770,807      1,795,596
Cost of securities sold                     (1,149,740)     (2,160,207)     (2,103,099)      (886,566)    (1,192,638)    (1,354,057)
                                          ------------    ------------    ------------    -----------    -----------    -----------
Net realized gain (loss) on security
transactions                                 1,179,605       4,433,592       2,076,069        523,767      1,348,137        758,814
Net change in unrealized appreciation
or depreciation on investments              16,204,582       7,377,335      12,852,455      3,713,367      4,151,868      4,563,309
                                          ------------    ------------    ------------    -----------    -----------    -----------
Net gain (loss) on investments              17,834,187      11,820,927      14,928,524      4,237,134      5,500,005      5,322,123
                                          ------------    ------------    ------------    -----------    -----------    -----------
Net increase (decrease) in net assets
resulting from operations                 $ 17,229,438    $ 11,998,888    $ 15,180,357    $ 4,091,556    $ 5,328,564    $ 5,259,290
                                          ============    ============    ============    ===========    ===========    ===========

                                          INTERNATIONAL STOCK SUBACCOUNT                             GLOBAL GOVERNMENTS SUBACCOUNT

Investment income (loss):                      1999          1998          1997                      1999         1998         1997
                                          ---------     ---------     ---------                 ---------     --------     --------
Dividend income                           $    --       $  90,596     $  99,113                 $  35,810     $  8,821     $  7,143
Adverse mortality and expense
charges (note 3)                            (27,241)      (47,908)      (32,130)                   (3,253)      (6,487)      (3,401)
                                          ---------     ---------     ---------                 ---------     --------     --------
Net investment income (loss)                (27,241)       42,688        66,983                    32,557        2,334        3,742
                                          ---------     ---------     ---------                 ---------     --------     --------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                     --            --            --                        --           --           --
Proceeds from sale of securities            297,424       491,409       235,721                   107,031       92,387       65,919
Cost of securities sold                    (257,664)     (442,671)     (211,895)                 (102,954)     (90,661)     (66,515)
                                          ---------     ---------     ---------                 ---------     --------     --------
Net realized gain (loss) on security
transactions                                 39,760        48,738        23,826                     4,077        1,726         (596)
Net change in unrealized appreciation
or depreciation on investments              194,284       608,851       (62,452)                  (64,471)      44,633       (5,796)
                                          ---------     ---------     ---------                 ---------     --------     --------
Net gain (loss) on investments              234,044       657,589       (38,626)                  (60,394)      46,359       (6,392)
                                          ---------     ---------     ---------                 ---------     --------     --------
Net increase (decrease) in net assets
resulting from operations                 $ 206,803     $ 700,277     $  28,357                 ($ 27,837)    $ 48,693     ($ 2,650)
                                          =========     =========     =========                 =========     ========     ========

See accompanying notes to financial statements.




                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                            Statements of Operations
 For the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997
                                   (Unaudited)

                                                                  EMERGING GROWTH SUBACCOUNT

Investment income (loss):                               1999                    1998                  1997
                                                   ---------             -----------             ---------

Dividend income                                    $    --               $    45,309             $    --
Adverse mortality and expense charges
(note 3)                                             (35,336)                (48,583)              (21,660)
                                                   ---------             -----------             ---------
Net investment income (loss)                         (35,336)                 (3,274)              (21,660)
                                                   ---------             -----------             ---------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                              --                      --                    --
Proceeds from sale of securities                     486,979                 448,520               234,899
Cost of securities sold                             (353,109)               (373,845)             (222,640)
                                                   ---------             -----------             ---------
Net realized gain (loss) on security
transactions                                         133,870                  74,675                12,259
Net change in unrealized appreciation
or depreciation on investments                       830,039               1,524,641               384,388
                                                   ---------             -----------             ---------
Net gain (loss) on investments                       963,909               1,599,316               396,647
                                                   ---------             -----------             ---------
Net increase (decrease) in net assets
resulting from operations                          $ 928,573             $ 1,596,042             $ 374,987
                                                   =========             ===========             =========

See accompanying notes to financial statements.




                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                       Statements of Changes in Net Assets
 For the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997
                                  (Unaudited)

                                                  MONEY MARKET SUBACCOUNT                            TREASURY 2000 SUBACCOUNT

Operations:                                         1999           1998           1997           1999           1998           1997
                                             -----------    -----------    -----------    -----------    -----------    -----------

Net investment income (loss)                 $    61,464    $   101,673    $    70,146    ($    8,201)   $    90,465    $    92,268
Net realized gain (loss) on
security transactions                               --             --             --             --             --             --
Net change in unrealized appreciation
or depreciation on investments                      --             --             --           18,322         21,682          1,846
                                             -----------    -----------    -----------    -----------    -----------    -----------
Change in net assets from
operations                                        61,464        101,673         70,146         10,121        112,147         94,114
                                             -----------    -----------    -----------    -----------    -----------    -----------
Capital unit transactions (note 5):
Proceeds from sale of units                    1,623,638      4,485,112      6,190,640        221,100        447,349        621,004
Cost of units repurchased                     (2,166,691)    (3,592,636)    (5,367,244)      (221,100)      (424,204)      (599,303)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Change in net assets from capital
unit transactions                               (543,053)       892,476        823,396           --           23,145         21,701
                                             -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets               (481,589)       994,149        893,542         10,121        135,292        115,815
Net assets:
Beginning of period                            3,615,267      2,621,118      1,727,576      1,834,518      1,699,226      1,583,411
                                             -----------    -----------    -----------    -----------    -----------    -----------
End of period                                $ 3,133,678    $ 3,615,267    $ 2,621,118    $ 1,844,639    $ 1,834,518    $ 1,699,226
                                             ===========    ===========    ===========    ===========    ===========    ===========

                                                          BOND SUBACCOUNT                              BALANCED SUBACCOUNT

Operations:                                   1999            1998           1997            1999           1998             1997
                                              ----            ----           ----            ----           ----             ----

Net investment income (loss)              $    34,945    $   166,331    $   113,454    $    122,281    $  1,357,584    $  1,552,264
Net realized gain (loss) on
security transactions                           4,157         17,397          8,015         645,195         857,307       1,498,553
Net change in unrealized appreciation
or depreciation on investments                (66,161)       (14,556)        41,691       6,054,615       5,340,950       5,202,066
                                          -----------    -----------    -----------    ------------    ------------    ------------
Change in net assets from
operations                                    (27,059)       169,172        163,160       6,822,091       7,555,841       8,252,883
                                          -----------    -----------    -----------    ------------    ------------    ------------

Capital unit transactions (note 5):
Proceeds from sale of units                   830,057      1,182,649      1,162,322       8,256,338      10,811,007      10,763,242
Cost of units repurchased                    (553,422)      (772,448)      (705,363)     (6,361,674)    (10,309,524)    (10,663,916)
                                          -----------    -----------    -----------    ------------    ------------    ------------
Change in net assets from capital
unit transactions                             276,635        410,201        456,959       1,894,664         501,483          99,326
                                          -----------    -----------    -----------    ------------    ------------    ------------
Increase (decrease) in net assets             249,576        579,373        620,119       8,716,755       8,057,324       8,352,209
Net assets:
Beginning of period                         3,617,015      3,037,642      2,417,523      68,760,249      60,702,925      52,350,716
                                          -----------    -----------    -----------    ------------    ------------    ------------
End of period                             $ 3,866,591    $ 3,617,015    $ 3,037,642    $ 77,477,004    $ 68,760,249    $ 60,702,925
                                          ===========    ===========    ===========    ============    ============    ============

See accompanying notes to financial statements.




                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                       Statements of Changes in Net Assets
 For the six months ended June 30, 1999 and the years ended December 31, 1998 and 1997
                                   (Unaudited)

                                                GROWTH AND INCOME STOCK SUBACCOUNT           CAPITAL APPRECIATION SUBACCOUNT

Operations:                                 1999             1998            1997            1999            1998             1997
                                            ----             ----            ----            ----            ----             ----

Net investment income (loss)          ($    154,749)   $    177,961    $    251,833    ($   145,578)   ($   171,441)   ($    62,833)
Net realized gain (loss) on
security transactions                     1,179,605       4,443,592       2,076,069         523,767       1,348,137         758,814
Net change in unrealized appreciation
or depreciation on investments           16,204,582       7,377,335      12,852,455       3,713,367       4,151,868       4,563,309
                                      -------------    ------------    ------------    ------------    ------------    ------------
Change in net assets from
operations                               17,229,438      11,998,888      15,180,357       4,091,556       5,328,564       5,259,290
                                      -------------    ------------    ------------    ------------    ------------    ------------
Capital unit transactions (note 5):
Proceeds from sale of units               9,063,876      15,135,142      16,677,681       4,146,549       7,807,048       9,240,958
Cost of units repurchased                (6,734,453)    (11,770,989)    (10,282,732)     (3,549,891)     (5,420,620)     (4,699,419)
                                      -------------    ------------    ------------    ------------    ------------    ------------
Change in net assets from capital
unit transactions                         2,329,423       3,364,153       6,394,949         596,658       2,386,428       4,541,539
                                      -------------    ------------    ------------    ------------    ------------    ------------
Increase (decrease) in net assets        19,558,861      15,363,041      21,575,306       4,688,214       7,714,992       9,800,829
Net assets:
Beginning of period                      84,691,679      69,328,638      47,753,332      33,065,738      25,350,746      15,549,917
                                      -------------    ------------    ------------    ------------    ------------    ------------
End of period                         $ 104,250,540    $ 84,691,679    $ 69,328,638    $ 37,753,952    $ 33,065,738    $ 25,350,746
                                      =============    ============    ============    ============    ============    ============


                                              INTERNATIONAL STOCK SUBACCOUNT              GLOBAL GOVERNMENTS SUBACCOUNT

Operations:                                    1999           1998           1997         1999         1998         1997
                                        -----------    -----------    -----------    ---------    ---------    ---------

Net investment income (loss)            ($   27,241)   $    42,688    $    66,983    $  32,557    $   2,334    $   3,742
Net realized gain (loss) on
security transactions                        39,760         48,738         23,826        4,077        1,726         (596)
Net change in unrealized appreciation
or depreciation on investments              194,284        608,851        (62,452)     (64,471)      44,633       (5,796)
                                        -----------    -----------    -----------    ---------    ---------    ---------
Change in net assets from
operations                                  206,803        700,277         28,357      (27,837)      48,693       (2,650)
                                        -----------    -----------    -----------    ---------    ---------    ---------
Capital unit transactions (note 5):
Proceeds from sale of units               1,024,449      1,897,345      2,721,533      194,808       85,855      530,877
Cost of units repurchased                  (664,658)    (1,227,692)      (904,022)    (119,832)    (118,224)     (95,423)
                                        -----------    -----------    -----------    ---------    ---------    ---------
Change in net assets from capital
unit transactions                           359,791        669,653      1,817,511       74,976      (32,369)     435,454
                                        -----------    -----------    -----------    ---------    ---------    ---------
Increase (decrease) in net assets           566,594      1,369,930      1,845,868       47,139       16,324      432,804
Net assets:
Beginning of period                       5,823,061      4,453,131      2,607,263      737,453      721,129      288,325
                                        -----------    -----------    -----------    ---------    ---------    ---------
End of period                           $ 6,389,655    $ 5,823,061    $ 4,453,131    $ 784,592    $ 737,453    $ 721,129
                                        ===========    ===========    ===========    =========    =========    =========

See accompanying notes to financial statements.




                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                       Statements of Changes in Net Assets
 For the six months ended June30, 1999 and the years ended December 31, 1998 and 1997
                                   (Unaudited)

                                                        EMERGING GROWTH SUBACCOUNT

Operations:                                   1999                 1998                1997
                                              ----                 ----                ----

  Net investment income (loss)              ($35,336)            ($3,274)            ($21,660)
  Net realized gain (loss) on
   security transactions                     133,870              74,675               12,259
  Net change in unrealized appreciation
   or depreciation on investments            830,039           1,524,641              384,388
                                           ---------           ---------            ---------
   Change in net assets from
    operations                               928,573           1,596,042              374,987
                                           ---------           ---------            ---------
Capital unit transactions (note 5):
  Proceeds from sale of units              1,905,566           2,707,434            3,238,087
  Cost of units repurchased               (1,117,657)         (1,321,467)            (749,413)
                                           ---------           ---------            ---------
   Change in net assets from capital
    unit transactions                        787,909           1,385,967            2,488,674
                                           ---------           ---------            ---------
Increase (decrease) in net assets          1,716,482           2,982,009            2,863,661
Net assets:
  Beginning of period                      7,036,249           4,054,240            1,190,579
                                           ---------            --------            ---------
  End of period                           $8,752,731          $7,036,249           $4,054,240
                                           =========           =========            =========

See accompanying notes to financial statements.


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                          Notes to Financial Statements

(1)   Organization

      The CUNA Mutual Life Variable Account (the Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Account was established as a separate investment account within CUNA Mutual Life Insurance Company to receive and invest net premiums paid under flexible premium variable life insurance policies.

      Although the assets of the Account are the property of CUNA Mutual Life Insurance Company, those assets attributable to the policies are not chargeable with liabilities arising out of any other business which CUNA Mutual Life Insurance Company may conduct.

      The net assets maintained in the Account attributable to the policies provide the base for the periodic determination of the increased or decreased benefits under the policies. The net assets may not be less than the amount required under state insurance law to provide certain death benefits and other policy benefits. Additional assets are held in CUNA Mutual Life Insurance Company's general account to cover death benefits in excess of the accumulated value.


(2)   Significant Accounting Policies

      Investments

      The Account currently is divided into nine subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund. (The term fund is used to mean an investment portfolio sometimes called a series, i.e., Ultra Series Fund, T. Rowe Price International Fund, Inc., MFS(R) Variable Insurance TrustSM, or any other open-end management investment company or unit investment trust in which a subaccount invests.) The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

      The Account invests in shares of Ultra Series Fund, T. Rowe Price International Fund, Inc., and MFS(R) Variable Insurance TrustSM. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

      Ultra Series Fund currently has six funds available as investment options under the policies while T. Rowe Price International Fund, Inc., has one and MFS(R) Variable Insurance TrustSM has two funds available as an investment option. MFS(R) Variable Insurance TrustSM also has other funds that are not available under the policies. These fund companies may, in the future, create additional funds that may or may not be available as investment options under the policies. Each fund has its own investment objectives and the income, gains, and losses for each fund are determined separately for that fund.

      CIMCO Inc. (CIMCO) serves as the investment advisor to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. CUNA Mutual Life Insurance Company owns one half of CIMCO's outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society.

      Rowe Price-Fleming International, Inc. (RPFI) serves as the Investment Advisor to the International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Fund, Inc. RPFI was founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited.

      Massachusetts Financial Services Company (MFS) serves as the Investment Advisor to the MFS World Governments Series and Emerging Growth Series and manages its assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance TrustSM. MFS is a subsidiary of Sun Life Assurance Company of Canada (U.S.) which, in turn, is a subsidiary of Sun Life Assurance Company of Canada.

      The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share, without sales charge. Dividends and capital gain distributions from each fund are reinvested in that fund. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Realized gains and losses from security transactions are reported on an average cost basis. Dividend income is recorded on the ex-dividend date.

      Federal Income Taxes

      The operations of the Account form a part of the operations of CUNA Mutual Life Insurance Company and are not taxed separately. CUNA Mutual Life Insurance Company does not initially expect to incur any income tax upon the earnings or the realized capital gains attributable to the Account. Accordingly, no charge for income tax is currently being made to the Account. If such taxes are incurred by CUNA Mutual Life Insurance Company in the future, a charge to the Account may be assessed.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3)   Fees and Charges

      Organization Costs

      CUNA Mutual Life Insurance Company absorbed all organization expenses of the Account.

      Policy Charges

      In addition to charges for state taxes, which reduce premiums prior to the allocation of net premiums to the subaccounts of the Account, the following charges may be deducted by CUNA Mutual Life Insurance Company by redeeming an appropriate number of units for each policy.

      Administrative Fee: CUNA Mutual Life Insurance Company will have primary responsibility for the administration of the Account and the policies issued. As reimbursement for these expenses, CUNA Mutual Life Insurance Company may assess each policy a monthly administrative fee. For additional detail, see schedule of expenses and charges in the prospectus.

      Deferred Contingent Sales and Administrative Charges: The sales and administrative expenses incurred when a policy is issued are deferred (Deferred Charges) until the policy is surrendered. Such charges are not collected at all if the policy is held for nine years, or if the insured dies during that period. In no instance will the charge exceed 30 percent of the lesser of premiums paid or the Guideline Annual Premium (as defined under the Investment Company Act of 1940) of the policy. The Deferred Charges are normally built up in twelve equal increments during the first policy year. Beginning on the second policy anniversary, incremental amounts are released by allocations back to the subaccounts on each anniversary until the tenth policy anniversary when all remaining Deferred Charges are released. All amounts in the Deferred Charges Account are held and interest credited to the policy at a minimum rate of 4 percent with CUNA Mutual Life Insurance Company crediting additional amounts at its discretion.

      Policy Fee: CUNA Mutual Life Insurance Company will incur first-year expenses upon issue of a policy, and will assess each policy a monthly policy fee to recover these expenses.

      Cost of Insurance and Additional Benefits Provided: CUNA Mutual Life Insurance Company will assume the responsibility for providing the insurance benefits provided in the policy. The cost of insurance will be determined each month based upon the applicable cost of insurance rates and the net amount at risk. The cost of insurance can vary from month to month since the determination of both the insurance rate and the net amount at risk depends upon a number of variables as described in the Account's prospectus.

      Variable Account Charges

      Mortality and Expense Risk Charge: CUNA Mutual Life Insurance Company will deduct daily a mortality and expense risk charge from the Account at an annual rate of .90 percent of the average daily net asset value of the Account. These charges will be deducted by CUNA Mutual Life Insurance Company in return for its assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued.

(4)   Investment Transactions

      The  cost  of  shares  purchased,   including   reinvestment  of  dividend
      distributions, during the six months ended June 30, 1999, was as follows:

         Money Market Fund.................................. $1,488,575
         Treasury 2000 Fund.................................          0
         Bond Fund..........................................    700,459
         Balanced Fund......................................  4,434,732
         Growth and Income Stock Fund.......................  4,566,079
         Capital Appreciation Stock Fund....................  1,883,662
         International Stock Portfolio......................    633,714
         Global Governments Series..........................    215,021
         Emerging Growth....................................  1,244,629
                                                             ----------
                                                            $15,166,871
                                                             ==========

(5)   Unit Activity from Contract Transactions

      Transactions in units of each subaccount of the Account for the year ended December 31, 1998, 1997, and 1996, and for the six-month period ended June 30, 1999, were as follows:

                         Money      Treasury                               Growth and
                         Market       2000        Bond       Balanced     Income Stock
                       Subaccount  Subaccount  Subaccount   Subaccount     Subaccount

Units outstanding at
December 31, 1996        97,454     196,670      97,412     1,567,551     1,036,605
Units sold              342,456      77,604      45,022       297,548       313,426
Units repurchased      (298,002)    (75,054)    (27,507)     (296,125)     (194,852)
                       --------    --------    --------    ----------    ----------
Units outstanding at
December 31, 1997       141,908     199,220     114,927     1,568,974     1,155,179
Units sold              236,364      52,984      43,507       266,148       233,645
Units                  (190,395)    (50,435)    (28,421)     (254,086)     (181,819)
                       --------    --------    --------    ----------    ----------
Units outstanding at
December 31, 1998       187,877     201,769     130,013     1,581,036     1,207,005
Units sold               83,698      24,286      29,858       181,650       118,705
Units repurchased      (111,592)    (24,286)    (19,914)     (139,519)      (88,115)
                       --------    --------    --------    ----------    ----------
Units outstanding at
June 30, 1999           159,983     201,769     139,957     1,623,167     1,237,595
                       ========    ========    ========    ==========    ==========

                          Capital
                       Appreciation     International     Global      Emerging
                           Stock            Stock       Governments    Growth
                        Subaccount       Subaccount     Subaccount   Subaccount*
Units outstanding at
  December 31, 1996       953,534          216,089         24,554      117,771
Units sold                490,480          216,687         46,412      280,804
Units repurchased        (252,149)         (71,570)        (8,295)     (66,642)
                         --------         --------      ---------      -------
Units outstanding at
  December 31, 1997     1,191,865          361,206         62,671      331,933
Units sold                340,862          141,913          7,299      197,716
Units repurchased        (235,746)         (91,869)       (10,044)     (96,508)
                         --------         --------      ---------      -------
Units outstanding at
  December 31, 1998     1,296,981          411,250         59,926      433,141
Units sold                155,832           71,932         15,922      112,436
Units repurchased        (134,009)         (46,482)        (9,900)     (65,865)
                         --------         --------      ---------      -------
Units outstanding at
  June 30, 1999         1,318,804          436,700         65,948      479,712
                         ========         ========      =========      =======

*The data is for the period beginning May 1, 1996 (date of initial activity).

(6)   Condensed Financial Information

      The table below gives per unit information about the financial history of each subaccount for each period.

                                         MONEY MARKET SUBACCOUNT                               TREASURY 2000 SUBACCOUNT
                          1999       1998       1997      1996       1995          1999       1998      1997       1996       1995
                          ----       ----       ----      ----       ----          ----       ----      ----       ----       ----
Net asset value:
  Beginning of period    $19.24     $18.47     $17.73    $17.05     $16.33         $9.09      $8.53     $8.05      $7.95      $6.63
  End of period           19.59      19.24      18.47     17.73      17.05          9.14       9.09      8.53       8.05       7.95
Percentage increase
  in unit value
  during period*          1.8%       4.2%       4.2%       4.0%       4.4%         0.6%       6.6%      6.0%       1.3%       19.9%
Number of units
  outstanding at
  end of period          159,983    187,877    141,908   97,454     125,112       201,769    201,769   199,220    196,670    194,133





                                             BOND SUBACCOUNT                                               BALANCED SUBACCOUNT
                          1999       1998       1997      1996      1995        1999       1998        1997       1996       1995
                          ----       ----       ----      ----      ----        ----       ----        ----       ----       ----
Net  asset value:
  Beginning of period    $27.82     $26.43     $24.82    $24.35    $21.11      $43.49     $38.69      $33.40     $30.41     $25.09
  End of period           27.63      27.82      26.43     24.82     24.35       47.73      43.49       38.69      33.40      30.41
Percentage increase
  in unit value
  during period*         (0.7%)      5.3%       6.5%      2.0%      15.3%       9.8%       12.4%       15.8%      9.8%       21.2%
Number of units
  outstanding at
  end of period          139,957    130,013    114,927   97,412    155,381    1,623,167  1,581,036   1,568,974  1,567,551  1,522,893


                                   GROWTH AND INCOME STOCK SUBACCOUNT                     CAPITAL APPRECIATION STOCK SUBACCOUNT
                          1999       1998       1997       1996      1995       1999       1998       1997       1996         1995
                          ----         --       ----       ----      ----       ----       ----       ----       ----         ----
Net asset value:

  Beginning of period    $70.17     $60.02     $46.17     $38.09    $29.16     $25.49     $21.27     $16.31     $13.55       $10.45

  End of period           84.24      70.17      60.02      46.17     38.09      28.63      25.49      21.27      16.31        13.55

Percentage increase
  in unit value
  during period*          20.0%      16.9%      30.0%      21.2%     30.6%      12.3%      19.8%      30.4%      20.4%        29.7%

Number of units
  outstanding at
  end of period         1,237,595  1,207,005  1,155,179  1,036,605  907,821   1,318,804  1,296,981  1,191,865   953,534      663,269

                                     INTERNATIONAL STOCK SUBACCOUNT                      GLOBAL GOVERNMENTS SUBACCOUNT
                          1999       1998       1997      1996      1995        1999      1998      1997       1996       1995
                          ----       ----       ----      ----      ----        ----      ----      ----       ----       ----
Net asset value:

  Beginning of period    $14.16     $12.33     $12.07    $10.61    $10.00      $12.31    $11.51    $11.74     $11.39     $10.00

  End of period           14.63      14.16      12.33     12.07     10.61       11.90     12.31     11.51      11.74      11.39

Percentage increase
  in unit value
  during period*          3.3%       14.8%      2.1%      13.8%      6.1%      (3.4%)     7.0%     (2.0%)      3.1%       13.9%

Number of units
  outstanding at
  end of period          436,700    411,250    361,206   216,089   70,876      65,948    59,926    62,671     24,554     19,219


                                      EMERGING GROWTH SUBACCOUNT**
                          1999       1998         1997        1996
Net asset value:

  Beginning of period    $16.24     $12.21       $10.11      $10.00

  End of period           18.25      16.24        12.21       10.11

Percentage increase
  in unit value
  during period*          12.4%      33.0%        20.8%        1.1%

Number of units
  outstanding at
  end of period          479,712    433,141      331,933     117,711

Note: The information noted as 1999 is from June 30, 1999. All others are at December 31 of the year indicated.

For the Money Market Subaccount, the "seven-day average yield" for the seven days ended June 30, 1999, was 4.53% and the "effective yield" for that period was 4.63%.

    *The amount of premium invested in CUNA Mutual Life Variable Account is the amount remaining after the policy charges described in footnote 3 have been deducted. The policy charges have not been taken into account in this calculation. Inclusion of the policy charges would reduce the percentage increase in unit value during the period.

   **The data is for the period beginning May 1, 1996 (date of initial activity).

                       CUNA MUTUAL LIFE VARIABLE ACCOUNT

                              Financial Statements

                               December 31, 1998

                      (With Independent Auditors' Report)





                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                      Statements of Assets and Liabilities
                                December 31, 1998


                                                 Capital
                                              Appreciation          Growth and                                              Money
                                                  Stock            Income Stock      Balanced              Bond             Market
Assets:                                        Subaccount           Subaccount      Subaccount          Subaccount        Subaccount
Investments in Ultra Series Fund:
   (note 2)
Capital Appreciation Stock Fund,
1,490,692 shares at net asset value of
$22.19 per share (cost $21,505,998)              $33,073,653       $      --         $      --         $      --         $      --

Growth and Income Stock Fund,
2,772,087 shares at net asset value
of $30.56 per share (cost $53,268,677)                  --          84,712,385              --                --                --

Balanced Fund,
3,671,024 shares at net asset value
of $18.74 per share (cost $52,121,655)                  --                --          68,777,039              --                --

Bond Fund,
342,306 shares at net asset value
of $10.57 per share (cost $3,571,882)                   --                --                --           3,617,904              --

Money Market Fund,
3,616,101 shares at net asset value
of $1.00 per share (cost $3,616,101)                    --                --                --                --           3,616,101
                                                 -----------       -----------       -----------       -----------       -----------
Total assets                                      33,073,653        84,712,385        68,777,039         3,617,904         3,616,101
                                                 -----------       -----------       -----------       -----------       -----------
Liabilities:
Accrued adverse mortality and
expense charges                                        7,915            20,706            16,790               889               834
                                                 -----------       -----------       -----------       -----------       -----------
Total liabilities                                      7,915            20,706            16,790               889               834
                                                 -----------       -----------       -----------       -----------       -----------
Net assets                                       $33,065,738       $84,691,679       $68,760,249       $ 3,617,015       $ 3,615,267
                                                 ===========       ===========       ===========       ===========       ===========
Units outstanding (note 5)                         1,296,981         1,207,005         1,581,036           130,013           187,877
                                                 ===========       ===========       ===========       ===========       ===========
Net asset value per unit                         $     25.49       $     70.17       $     43.49       $     27.82       $     19.24
                                                 ===========       ===========       ===========       ===========       ===========


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                      Statements of Assets and Liabilities
                                December 31, 1998


                                          Treasury          International        World              Emerging
                                            2000                Stock          Governments           Growth
Assets:                                  Subaccount          Subaccount         Subaccount         Subaccount
Investments in Ultra Series Fund:
   (note 2)
Treasury 2000 Fund, 184,870
shares at net asset value of $9.93
per share (cost $1,615,171)                $1,835,904         $     --           $     --           $     --

Investments in T. Rowe Price
International Series, Inc.:
International Stock Portfolio,
401,135 shares at net asset value of
$14.52 per share (cost $5,082,095)               --            5,824,487               --                 --

Investments in MFS(R) Variable
Insurance TrustSM:
World Governments Series,
67,797 shares at net asset value of
$10.88 per share (cost $693,951)                 --                 --              737,634               --

Investments in MFS(R) Variable
Insurance TrustSM:
Emerging Growth Series,
327,804 shares at net asset value of
$21.47 per share (cost $5,126,136)               --                 --                 --            7,037,957
                                           ----------         ----------         ----------         ----------
Total assets                                1,835,904          5,824,487            737,634          7,037,957
                                           ----------         ----------         ----------         ----------
Liabilities:
Accrued adverse mortality and
expense charges                                 1,386              1,426                181              1,708
                                           ----------         ----------         ----------         ----------
Total liabilities                               1,386              1,426                181              1,708
                                           ----------         ----------         ----------         ----------
Net assets                                 $1,834,518         $5,823,061         $  737,453         $7,036,249
                                           ==========         ==========         ==========         ==========
Units outstanding (note 5)                    201,769            411,250             59,926            433,141
                                           ==========         ==========         ==========         ==========
Net asset value per unit                   $     9.09         $    14.16         $    12.31         $    16.24
                                           ==========         ==========         ==========         ==========

See accompanying notes to financial statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                            Statements of Operations
                  Years Ended December 31, 1998, 1997, and 1996


                                               CAPITAL APPRECIATION STOCK SUBACCOUNT          GROWTH AND INCOME STOCK SUBACCOUNT

Investment income (loss):                           1998           1997           1996           1998           1997           1996
                                            ------------   ------------   ------------   ------------   ------------   ------------
Dividend income                             $     88,433   $    119,794   $    595,603   $    869,525   $    778,858   $  1,830,435
Adverse mortality and expense charges
(note 3)                                        (259,874)      (182,627)      (111,426)      (691,564)      (527,025)      (363,607)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net investment income (loss)                    (171,441)       (62,833)       484,177        177,961        251,833      1,466,828
                                            ------------   ------------   ------------   ------------   ------------   ------------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                       769,968        317,275           --        3,106,051      1,145,587           --
Proceeds from sale of securities               1,770,807      1,795,596        855,100      3,497,748      3,033,581      2,017,365
Cost of securities sold                       (1,192,638)    (1,354,057)      (708,846)    (2,160,207)    (2,103,099)    (1,615,917)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net realized gain (loss) on security
transactions                                   1,348,137        758,814        146,254      4,443,592      2,076,069        401,448
Net change in unrealized appreciation
or depreciation on investments                 4,151,868      4,563,309      1,662,956      7,377,335     12,852,455      6,026,093
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net gain (loss) on investments                 5,500,005      5,322,123      1,809,210     11,820,927     14,928,524      6,427,541
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net increase (decrease) in net assets
resulting from operations                   $  5,328,564   $  5,259,290   $  2,293,387   $ 11,998,888   $ 15,180,357   $  7,894,369
                                            ============   ============   ============   ============   ============   ============


                                                         BALANCED SUBACCOUNT                             BOND SUBACCOUNT

Investment income (loss):                           1998           1997           1996           1998           1997           1996
                                            ------------   ------------   ------------   ------------   ------------   ------------
Dividend income                             $  1,934,712   $  2,062,026   $  2,949,493   $    196,337   $    136,739   $    137,535
Adverse mortality and expense charges
(note 3)                                        (577,128)      (509,762)      (445,353)       (30,006)       (23,285)       (23,607)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net investment income (loss)                   1,357,584      1,552,264      2,504,140        166,331        113,454        113,928
                                            ------------   ------------   ------------   ------------   ------------   ------------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                         3,744        758,320           --            2,477            379           --
Proceeds from sale of securities               4,012,722      4,525,247      3,759,491        441,318        402,615      1,799,790
Cost of securities sold                       (3,159,159)    (3,785,014)    (3,351,391)      (426,398)      (394,979)    (1,748,647)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net realized gain (loss) on security
transactions                                     857,307      1,498,553        408,100         17,397          8,015         51,143
Net change in unrealized appreciation
or depreciation on investments                 5,340,950      5,202,066      1,724,491        (14,556)        41,691       (127,295)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net gain (loss) on investments                 6,198,257      6,700,619      2,132,591          2,841         49,706        (76,152)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Net increase (decrease) in net assets
resulting from operations                   $  7,555,841   $  8,252,883   $  4,636,731   $    169,172   $    163,160   $     37,776
                                            ============   ============   ============   ============   ============   ============

See accompanying notes to financial statements.


                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                            Statements of Operations
                  Years Ended December 31, 1998, 1997, and 1996


                                                          MONEY MARKET SUBACCOUNT                    TREASURY 2000 SUBACCOUNT

Investment income (loss):                                1998          1997          1996          1998          1997          1996
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Dividend income                                   $   123,985   $    85,594   $    86,370   $   106,291   $   106,851   $   107,339
Adverse mortality and expense charges
(note 3)                                              (22,312)      (15,448)      (16,510)      (15,826)      (14,583)      (13,847)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Net investment income (loss)                          101,673        70,146        69,860        90,465        92,268        93,492
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                               --            --            --            --            --            --
Proceeds from sale of securities                    2,979,908     4,634,860     4,407,707          --            --            --
Cost of securities sold                            (2,979,908)   (4,634,860)   (4,407,707)         --            --            --
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Net realized gain (loss) on security
transactions                                             --            --            --            --            --            --
Net change in unrealized appreciation
or depreciation on investments                           --            --            --          21,682         1,846       (74,946)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Net gain (loss) on investments                           --            --            --          21,682         1,846       (74,946)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in net assets
resulting from operations                         $   101,673   $    70,146   $    69,860   $   112,147   $    94,114   $    18,546
                                                  ===========   ===========   ===========   ===========   ===========   ===========

                                                         INTERNATIONAL STOCK SUBACCOUNT            WORLD GOVERNMENTS SUBACCOUNT

Investment income (loss):                                1998          1997          1996          1998          1997          1996
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Dividend income                                   $    90,596   $    99,113   $    39,586   $     8,821   $     7,143   $      --
Adverse mortality and expense
charges (note 3)                                      (47,908)      (32,130)      (14,665)       (6,487)       (3,401)       (2,326)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Net investment income (loss)                           42,688        66,983        24,921         2,334         3,742        (2,326)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                               --            --            --            --            --            --
Proceeds from sale of securities                      491,409       235,721       121,135        92,387        65,919        52,028
Cost of securities sold                              (442,671)     (211,895)     (113,341)      (90,661)      (66,515)      (53,136)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Net realized gain (loss) on security
transactions                                           48,738        23,826         7,794         1,726          (596)       (1,108)
Net change in unrealized appreciation
or depreciation on investments                        608,851       (62,452)      173,915        44,633        (5,796)       12,525
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Net gain (loss) on investments                        657,589       (38,626)      181,709        46,359        (6,392)       11,417
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in net assets
resulting from operations                         $   700,277   $    28,357   $   206,630   $    48,693   ($    2,650)  $     9,091
                                                  ===========   ===========   ===========   ===========   ===========   ===========

See accompanying notes to financial statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                            Statements of Operations
                  Years Ended December 31, 1998, 1997, and 1996


                                                        EMERGING GROWTH SUBACCOUNT

Investment income (loss):                     1998                 1997                1996*
                                              ----                 ----                -----
Dividend income                              $45,309          $       --               $9,859
 Adverse mortality and expense charges
(note 3)                                     (48,583)            (21,660)              (4,378)
                                           ---------            --------              -------
Net investment income (loss)                  (3,274)            (21,660)               5,481
                                           ---------            --------              -------
Realized and unrealized gain (loss)
on investments:
Realized gain (loss) on security
transactions:
Capital gain distributions                        --                  --                   --
Proceeds from sale of securities             448,520             234,899              213,154
Cost of securities sold                     (373,845)           (222,640)            (201,866)
                                           ---------            --------              -------
Net realized gain (loss) on security
transactions                                  74,675              12,259               11,288
Net change in unrealized appreciation
or depreciation on investments             1,524,641             384,388                2,792
                                           ---------            --------              -------
Net gain (loss) on investments             1,599,316             396,647               14,080
                                           ---------            --------              -------
Net increase (decrease) in net assets
resulting from operations                 $1,596,042            $374,987              $19,561
                                           =========            ========              =======

See accompanying notes to financial statements.

*The data is for the period beginning May 1, 1996 (date of initial activity).

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                       Statements of Changes in Net Assets
                  Years Ended December 31, 1998, 1997, and 1996


                                              CAPITAL APPRECIATION STOCK SUBACCOUNT              GROWTH AND INCOME STOCK SUBACCOUNT

Operations:                                         1998           1997           1996           1998           1997           1996
                                            ------------   ------------   ------------   ------------   ------------   ------------

Net investment income (loss)                ($   171,441)  ($    62,833)  $    484,177   $    177,961   $    251,833   $  1,466,828
Net realized gain (loss) on
security transactions                          1,348,137        758,814        146,254      4,443,592      2,076,069        401,448
Net change in unrealized appreciation
or depreciation on investments                 4,151,868      4,563,309      1,662,956      7,377,335     12,852,455      6,026,093
                                            ------------   ------------   ------------   ------------   ------------   ------------
Change in net assets from
operations                                     5,328,564      5,259,290      2,293,387     11,998,888     15,180,357      7,894,369
                                            ------------   ------------   ------------   ------------   ------------   ------------
Capital unit transactions (note 5):
Proceeds from sale of units                    7,807,048      9,240,958      7,622,148     15,135,142     16,677,681     13,835,588
Cost of units repurchased                     (5,420,620)    (4,699,419)    (3,351,383)   (11,770,989)   (10,282,732)    (8,554,478)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Change in net assets from capital
unit transactions                              2,386,428      4,541,539      4,270,765      3,364,153      6,394,949      5,281,110
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets              7,714,992      9,800,829      6,564,152     15,363,041     21,575,306     13,175,479
Net assets:
Beginning of period                           25,350,746     15,549,917      8,985,765     69,328,638     47,753,332     34,577,853
                                            ------------   ------------   ------------   ------------   ------------   ------------
End of period                               $ 33,065,738   $ 25,350,746   $ 15,549,917   $ 84,691,679   $ 69,328,638   $ 47,753,332
                                            ============   ============   ============   ============   ============   ============

                                                      BALANCED SUBACCOUNT                              BOND SUBACCOUNT

Operations:                                         1998           1997           1996           1998           1997           1996
                                            ------------   ------------   ------------   ------------   ------------   ------------

Net investment income (loss)                $  1,357,584   $  1,552,264   $  2,504,140   $    166,331   $    113,454   $    113,928
Net realized gain (loss) on
security transactions                            857,307      1,498,553        408,100         17,397          8,015         51,143
Net change in unrealized appreciation
or depreciation on investments                 5,340,950      5,202,066      1,724,491        (14,556)        41,691       (127,295)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Change in net assets from
operations                                     7,555,841      8,252,883      4,636,731        169,172        163,160         37,776
                                            ------------   ------------   ------------   ------------   ------------   ------------

Capital unit transactions (note 5):
Proceeds from sale of units                   10,811,007     10,763,242     11,796,373      1,182,649      1,162,322        700,575
Cost of units repurchased                    (10,309,524)   (10,663,916)   (10,399,963)      (772,448)      (705,363)    (2,103,924)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Change in net assets from capital
unit transactions                                501,483         99,326      1,396,410        410,201        456,959     (1,403,349)
                                            ------------   ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets              8,057,324      8,352,209      6,033,141        579,373        620,119     (1,365,573)
Net assets:
Beginning of period                           60,702,925     52,350,716     46,317,575      3,037,642      2,417,523      3,783,096
                                            ------------   ------------   ------------   ------------   ------------   ------------
End of period                               $ 68,760,249   $ 60,702,925   $ 52,350,716   $  3,617,015   $  3,037,642   $  2,417,523
                                            ============   ============   ============   ============   ============   ============

See accompanying notes to financial statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                       Statements of Changes in Net Assets
                  Years Ended December 31, 1998, 1997, and 1996


                                                          MONEY MARKET SUBACCOUNT                     TREASURY 2000 SUBACCOUNT

Operations:                                              1998          1997          1996          1998          1997          1996
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Net investment income (loss)                      $   101,673   $    70,146   $    69,860   $    90,465   $    92,268   $    93,492
Net realized gain (loss) on
security transactions                                    --            --            --            --            --            --
Net change in unrealized appreciation
or depreciation on investments                           --            --            --          21,682         1,846       (74,946)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Change in net assets from
operations                                            101,673        70,146        69,860       112,147        94,114        18,546
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Capital unit transactions (note 5):
Proceeds from sale of units                         4,485,112     6,190,640     4,325,194       447,349       621,004       794,517
Cost of units repurchased                          (3,592,636)   (5,367,244)   (4,801,186)     (424,204)     (599,303)     (773,892)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Change in net assets from capital
unit transactions                                     892,476       823,396      (475,992)       23,145        21,701        20,625
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets                     994,149       893,542      (406,132)      135,292       115,815        39,171
Net assets:
Beginning of period                                 2,621,118     1,727,576     2,133,708     1,699,226     1,583,411     1,544,240
                                                  -----------   -----------   -----------   -----------   -----------   -----------
End of period                                     $ 3,615,267   $ 2,621,118   $ 1,727,576   $ 1,834,518   $ 1,699,266   $ 1,583,411
                                                  ===========   ===========   ===========   ===========   ===========   ===========


                                                       INTERNATIONAL STOCK SUBACCOUNT                WORLD GOVERNMENTS SUBACCOUNT

Operations:                                              1998          1997          1996          1998          1997          1996
                                                  -----------   -----------   -----------   -----------   -----------   -----------

Net investment income (loss)                      $    42,688   $    66,983   $    24,921   $     2,334   $     3,742   ($    2,326)
Net realized gain (loss) on
security transactions                                  48,738        23,826         7,794         1,726          (596)       (1,108)
Net change in unrealized appreciation
or depreciation on investments                        608,851       (62,452)      173,915        44,633        (5,796)       12,525
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Change in net assets from
operations                                            700,277        28,357       206,630        48,693        (2,650)        9,091
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Capital unit transactions (note 5):
Proceeds from sale of units                         1,897,345     2,721,533     2,207,995        85,855       530,877       144,986
Cost of units repurchased                          (1,227,692)     (904,022)     (559,568)     (118,224)      (95,423)      (84,667)
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Change in net assets from capital
unit transactions                                     669,653     1,817,511     1,648,427       (32,369)      435,454        60,319
                                                  -----------   -----------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets                   1,369,930     1,845,868     1,855,057        16,234       432,804        69,410
Net assets:
Beginning of period                                 4,453,131     2,607,263       752,206       721,129       288,325       218,915
                                                  -----------   -----------   -----------   -----------   -----------   -----------
End of period                                     $ 5,823,061   $ 4,453,131   $ 2,607,263   $   737,453   $   721,129   $   288,325
                                                  ===========   ===========   ===========   ===========   ===========   ===========

See accompanying notes to financial statements.

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                       Statements of Changes in Net Assets
                  Years Ended December 31, 1998, 1997, and 1996


                                                        EMERGING GROWTH SUBACCOUNT

Operations:                                   1998                 1997                1996*
                                              ----                 ----                -----

  Net investment income (loss)               ($3,274)           ($21,660)              $5,481
  Net realized gain (loss) on
   security transactions                      74,675              12,259               11,288
  Net change in unrealized appreciation
   or depreciation on investments          1,524,641             384,388                2,792
                                           ---------           ---------            ---------
   Change in net assets from
    operations                             1,596,042             374,987               19,561
                                           ---------           ---------            ---------
Capital unit transactions (note 5):
  Proceeds from sale of units              2,707,434           3,238,087            1,517,927
  Cost of units repurchased               (1,321,467)           (749,413)            (346,909)
                                           ---------           ---------            ---------
   Change in net assets from capital
    unit transactions                      1,385,967           2,488,674            1,171,018
                                           ---------           ---------            ---------
Increase (decrease) in net assets          2,982,009           2,863,661            1,190,579
Net assets:
  Beginning of period                      4,054,240           1,190,579                   --
                                           ---------            --------            ---------
  End of period                           $7,036,249          $4,054,240           $1,190,579
                                           =========           =========            =========

See accompanying notes to financial statements.

*The data is for the period beginning May 1, 1996 (date of initial activity).

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                          Notes to Financial Statements

(1)   Organization

      The CUNA Mutual Life Variable Account (the Account) is a unit investment trust registered under the Investment Company Act of 1940 with the Securities and Exchange Commission (SEC). The Account was established as a separate investment account within CUNA Mutual Life Insurance Company to receive and invest net premiums paid under flexible premium variable life insurance policies.

      Although the assets of the Account are the property of CUNA Mutual Life Insurance Company, those assets attributable to the policies are not chargeable with liabilities arising out of any other business which CUNA Mutual Life Insurance Company may conduct.

      The net assets maintained in the Account attributable to the policies provide the base for the periodic determination of the increased or decreased benefits under the policies. The net assets may not be less than the amount required under state insurance law to provide certain death benefits and other policy benefits. Additional assets are held in CUNA Mutual Life Insurance Company's general account to cover death benefits in excess of the accumulated value.


(2)   Significant Accounting Policies

      Investments

      The Account currently is divided into nine subaccounts but may, in the future, include additional subaccounts. Each subaccount invests exclusively in shares of a single underlying fund. (The term fund is used to mean an investment portfolio sometimes called a series, i.e., Ultra Series Fund, T. Rowe Price International Series, Inc., MFS(R) Variable Insurance TrustSM, or any other open-end management investment company or unit investment trust in which a subaccount invests.) The income, gains and losses, realized or unrealized, from the assets allocated to each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount.

      The Account invests in shares of Ultra Series Fund, T. Rowe Price International Series, Inc., and MFS(R) Variable Insurance TrustSM. Each is a management investment company of the series type with one or more funds. Each is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the companies or their funds by the SEC.

      Ultra Series Fund currently has six funds available as investment options under the policies while T. Rowe Price International Fund, Inc., has one and MFS(R) Variable Insurance TrustSM has two funds available as an investment option. MFS(R) Variable Insurance TrustSM also has other funds that are not available under the policies. These fund companies may, in the future, create additional funds that may or may not be available as investment options under the policies. Each fund has its own investment objectives and the income, gains, and losses for each fund are determined separately for that fund.

      CIMCO Inc. (CIMCO) serves as the investment advisor to the Ultra Series Fund and manages its assets in accordance with general policies and guidelines established by the board of trustees of the Ultra Series Fund. CUNA Mutual Life Insurance Company owns one half of CIMCO's outstanding stock and one half is owned indirectly by CUNA Mutual Insurance Society.

      Rowe Price-Fleming International, Inc. (RPFI) serves as the Investment Adviser to the T. Rowe Price International Stock Portfolio and manages its assets in accordance with general policies and guidelines established by the board of directors of T. Rowe Price International Series, Inc. RPFI was founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited.

      Massachusetts Financial Services Company (MFS) serves as the Investment Advisor to the MFS World Governments Series and Emerging Growth Series and manages its assets in accordance with general policies and guidelines established by the board of trustees of MFS(R) Variable Insurance TrustSM. MFS is a subsidiary of Sun Life Assurance Company of Canada (U.S.) which, in turn, is a subsidiary of Sun Life Assurance Company of Canada.

      The assets of each fund are held separate from the assets of the other funds, and each fund is offered at a price equal to its respective net asset value per share, without sales charge. Dividends and capital gain distributions from each fund are reinvested in that fund. Investments in shares of the funds are stated at market value which is the net asset value per share as determined by the funds. Realized gains and losses from security transactions are reported on an average cost basis. Dividend income is recorded on the ex-dividend date.

      Federal Income Taxes

      The operations of the Account form a part of the operations of CUNA Mutual Life Insurance Company and are not taxed separately. CUNA Mutual Life Insurance Company does not initially expect to incur any income tax upon the earnings or the realized capital gains attributable to the Account. Accordingly, no charge for income tax is currently being made to the Account. If such taxes are incurred by CUNA Mutual Life Insurance Company in the future, a charge to the Account may be assessed.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3)   Fees and Charges
      Organization Costs
      CUNA Mutual Life Insurance Company absorbed all organization expenses of the Account.
      Policy Charges
      In addition to charges for state taxes, which reduce premiums prior to the allocation of net premiums to the subaccounts of the Account, the following charges may be deducted by CUNA Mutual Life Insurance Company by redeeming an appropriate number of units for each policy.

      Administrative Fee: CUNA Mutual Life Insurance Company will have primary responsibility for the administration of the Account and the policies issued. As reimbursement for these expenses, CUNA Mutual Life Insurance Company may assess each policy a monthly administrative fee. For additional detail, see schedule of expenses and charges in the prospectus.

      Deferred Contingent Sales and Administrative Charges: The sales and administrative expenses incurred when a policy is issued are deferred (Deferred Charges) until the policy is surrendered. Such charges are not collected at all if the policy is held for nine years, or if the insured dies during that period. In no instance will the charge exceed 30 percent of the lesser of premiums paid or the Guideline Annual Premium (as defined under the Investment Company Act of 1940) of the policy. The Deferred Charges are normally built up in twelve equal increments during the first policy year. Beginning on the second policy anniversary, incremental amounts are released by allocations back to the subaccounts on each anniversary until the tenth policy anniversary when all remaining Deferred Charges are released. All amounts in the Deferred Charges Account are held and interest credited to the policy at a minimum rate of 4 percent with CUNA Mutual Life Insurance Company crediting additional amounts at its discretion.

      Policy Fee: CUNA Mutual Life Insurance Company will incur first-year expenses upon issue of a policy, and will assess each policy a monthly policy fee to recover these expenses.

      Cost of Insurance and Additional Benefits Provided: CUNA Mutual Life Insurance Company will assume the responsibility for providing the insurance benefits provided in the policy. The cost of insurance will be determined each month based upon the applicable cost of insurance rates and the net amount at risk. The cost of insurance can vary from month to month since the determination of both the insurance rate and the net amount at risk depends upon a number of variables as described in the Account's prospectus.

      Variable  Account Charges

      Mortality and Expense Risk Charge: CUNA Mutual Life Insurance Company will deduct daily a mortality and expense risk charge from the Account at an annual rate of .90 percent of the average daily net asset value of the Account. These charges will be deducted by CUNA Mutual Life Insurance Company in return for its assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued.

(4)   Investment Transactions

      The  cost  of  shares  purchased,   including   reinvestment  of  dividend
      distributions, during the year ended December 31, 1998, was as follows:

             Capital Appreciation Stock Fund........    $4,760,618
             Growth and Income Stock Fund...........    10,158,204
             Balanced Fund..........................     5,884,896
             Bond Fund..............................     1,020,825
             Money Market Fund......................     3,974,568
             Treasury 2000 Fund.....................         7,253
             International Stock Portfolio..........     1,204,629
             World Governments Series...............        62,445
             Emerging Growth........................     1,823,433
                                                        ----------
                                                       $28,905,871
                                                        ==========

(5)   Unit Activity from Contract Transactions

      Transactions in units of each subaccount of the Account for the years ended December 31, 1998, 1997, and 1996 were as follows:

                               Capital
                             Appreciation        Growth and                                              Money
                               Stock            Income Stock        Balanced           Bond              Market
                             Subaccount          Subaccount        Subaccount        Subaccount        Subaccount
Units outstanding at
December 31, 1995                663,269           907,821         1,522,893           155,381           125,112
Units sold                       516,098           337,323           375,764            29,061           249,298
Units repurchased               (225,833)         (208,539)         (331,106)          (87,030)         (276,956)
                              ----------        ----------        ----------        ----------        ----------
Units outstanding at
December 31, 1996                953,534         1,036,605         1,567,551            97,412            97,454
Units sold                       490,480           313,426           297,548            45,022           342,456
Units repurchased               (252,149)         (194,852)         (296,125)          (27,507)         (298,002)
                              ----------        ----------        ----------        ----------        ----------
Units outstanding at
December 31, 1997              1,191,865         1,155,179         1,568,974           114,927           141,908
Units sold                       340,862           233,645           266,148            43,507           236,364
Units repurchased               (235,746)         (181,819)         (254,086)          (28,421)         (190,395)
                              ----------        ----------        ----------        ----------        ----------
Units outstanding at
December 31, 1998              1,296,981         1,207,005         1,581,036           130,013           187,877
                              ==========        ==========        ==========        ==========        ==========

                               Treasury         International         World           Emerging
                                 2000             Stock            Governments         Growth
                              Subaccount        Subaccount         Subaccount        Subaccount*
Units outstanding at
December 31, 1995                194,133            70,876            19,219              --
Units sold                       102,713           194,181            12,790           151,261
Units repurchased               (100,176)          (48,968)           (7,455)          (33,490)
                                ----------        ----------        ----------        ----------
Units outstanding at
December 31, 1996                196,670           216,089            24,554           117,771
Units sold                        77,604           216,687            46,412           280,804
Units repurchased                (75,054)          (71,570)           (8,295)          (66,642)
                                ----------        ----------        ----------        ----------
Units outstanding at
December 31, 1997                199,220           361,206            62,671           331,933
Units sold                        52,984           141,913             7,299           197,716
Units repurchased                (50,435)          (91,869)          (10,044)          (96,508)
                                ----------        ----------        ----------        ----------
Units outstanding at
December 31, 1998                201,769           411,250            59,926           433,141
                                ==========        ==========        ==========        ==========

*The data is for the period beginning May 1, 1996 (date of initial activity).


(6)   Condensed Financial Information

      The table below gives per unit information about the financial history of each subaccount for each period.

                                    CAPITAL APPRECIATION STOCK SUBACCOUNT                  GROWTH AND INCOME STOCK SUBACCOUNT
                          1998        1997         1996        1995     1994       1998        1997        1996      1995     1994
                          ----        ----         ----        ----     ----       ----        ----        ----      ----     ----
Net asset value:

  Beginning of period    $21.27      $16.31      $13.55     $10.45     $10.00     $60.02     $46.07     $38.09      $29.16    $29.01
  End of period           25.49       21.27       16.31      13.55      10.45      70.17      60.02      46.07       38.09     29.16
Percentage increase
  in unit value
  during period*          19.9%       30.4%       20.4%      29.7%       4.5%      16.9%      30.3%       21.0%      30.6%      0.5%
Number of units
  outstanding at
  end of period       1,296,981   1,191,865     953,534    663,269    588,501  1,207,005  1,155,179  1,036,605     907,821   767,867




                                            BALANCED SUBACCOUNT                                     BOND SUBACCOUNT
                          1998        1997        1996       1995       1994       1998       1997       1996        1995     1994
                          ----        ----        ----       ----       ----       ----       ----       ----        ----     ----
Net  asset value:
  Beginning of period    $38.69      $33.40      $30.41     $25.09     $25.44     $26.43     $24.82     $24.35      $21.11    $21.96
  End of period           43.49       38.69       33.40      30.41      25.09      27.82      26.43      24.82       24.35     21.11
Percentage increase
  in unit value
  during period*          12.4%       15.8%        9.8%      21.2%      -1.4%       5.3%       6.5%       1.9%        15.4%    -3.9%
Number of units
  outstanding at
  end of period       1,581,036   1,568,974   1,567,551  1,522,893  1,433,037    130,013    114,927     97,411      55,381   160,875


                                          MONEY MARKET SUBACCOUNT                              TREASURY 2000 SUBACCOUNT
                          1998        1997        1996       1995       1994       1998       1997       1996        1995     1994
                          ----        ----        ----       ----       ----       ----       ----       ----        ----     ----
Net asset value:

  Beginning of period    $18.47      $17.73      $17.05     $16.33     $15.91      $8.53      $8.05      $7.95       $6.63     $7.20

  End of period           19.24       18.47       17.73      17.05      16.33       9.09       8.53       8.05        7.95      6.63

Percentage increase
  in unit value
  during period*           4.2%        4.1%        4.0%       4.4%       2.6%       6.6%       6.0%       1.3%       19.9%     -7.9%

Number of units
  outstanding at
  end of period         187,877     141,908      97,454    125,112    179,387    201,769    199,220    196,670     194,133   191,747

                             INTERNATIONAL STOCK SUBACCOUNT                            WORLD GOVERNMENTS SUBACCOUNT
                          1998        1997        1996       1995                  1998       1997       1996        1995
                          ----        ----        ----       ----                  ----       ----       ----        ----
Net asset value:

  Beginning of period    $12.33      $12.07      $10.61     $10.00                $11.51     $11.74     $11.39      $10.00

  End of period           14.16       12.33       12.07      10.61                 12.31      11.51      11.74       11.39

Percentage increase
  in unit value
  during period*          14.8%       2.2%        13.7%       6.1%                  6.9%      (2.0%)      3.1%        13.9%

Number of units
  outstanding at
  end of period         411,250     361,206     216,089     70,876                59,926     62,671     24,554      19,219

                           EMERGING GROWTH SUBACCOUNT**
                          1998        1997        1996
                          ----        ----        ----
Net asset value:

  Beginning of period    $12.21      $10.11      $10.00

  End of period           16.24       12.21       10.11

Percentage increase
  in unit value
  during period*          33.0%       20.8%       1.1%

Number of units
  outstanding at
  end of period         433,141     331,933     117,771


For the Money Market Subaccount, the "seven-day average yield" for the seven days ended December 31, 1998, was 3.75% and the "effective yield" for that period was 3.86%.

   *The amount of premium invested in CUNA Mutual Life Variable Account is the amount remaining after the policy charges described in footnote 3 have been deducted. The policy charges have not been taken into account in this calculation. Inclusion of the policy charges would reduce the percentage increase in unit value during the period.

  **The data is for the period beginning May 1, 1996 (date of initial activity).

                        CUNA MUTUAL LIFE VARIABLE ACCOUNT
                          Independent Auditors' Report


The Board of Directors
CUNA  Mutual  Life  Insurance  Company and  Contract
    Owners of CUNA Mutual Life Variable Account:

We have audited the statements of assets and liabilities of the Capital Appreciation Stock Subaccount, Growth and Income Stock Subaccount, Balanced Subaccount, Bond Subaccount, Money Market Subaccount, Treasury 2000 Subaccount, International Stock Subaccount, World Governments Subaccount, and the Emerging Growth Subaccount of the CUNA Mutual Life Variable Account as of December 31, 1998; the related statements of operations and changes in net assets for each of the years in the three-year (two years and eight months for the Emerging Growth Subaccount) period then ended; and the condensed financial information for each of the years in the five-year (four years for International Stock Subaccount and World Governments Subaccount, and two years and eight months for the Emerging Growth Subaccount) period then ended. These financial statements and condensed financial information are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and condensed financial information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and condensed financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned at December 31, 1998, were verified by audit of the statements of assets and liabilities of the underlying funds of Ultra Series Fund and confirmation with MFS Variable Insurance Trust and T. Rowe Price. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and condensed financial information referred to above present fairly, in all material respects, the financial position of the Capital Appreciation Stock Subaccount, Growth and Income Stock Subaccount, Balanced Subaccount, Bond Subaccount, Money Market Subaccount,
Treasury 2000 Subaccount, International Stock Subaccount, World Governments Subaccount, and the Emerging Growth Subaccount of the CUNA Mutual Life Variable Account as of December 31, 1998; the results of their operations and changes in their net assets for each of the years in the three-year (two years and eight months for the Emerging Growth Subaccount) period then ended; and the condensed financial information for each of the years in the five-year (four years for International Stock Subaccount and World Governments Subaccount, and two years and eight months for the Emerging Growth Subaccount) period then ended in conformity with generally accepted accounting principles.


                                                 KPMG Peat Marwick LLP

Des Moines, Iowa
February 5, 1999

                       CUNA MUTUAL LIFE INSURANCE COMPANY


                              Financial Statements

                                  June 30, 1999


                                   (Unaudited)

                            CUNA MUTUAL LIFE INSURANCE COMPANY
             Statutory Statements of Admitted Assets, Liabilities, and Surplus
                                       June 30, 1999
                                 (in thousands)(unaudited)

                           Admitted Assets
Investments:
Fixed maturities                                                $  1,527,064
Equity securities:
Preferred stock
                                                                          41
Common stock
                                                                      74,175
Mortgage loans on real estate
                                                                     330,466
Investment real estate
                                                                      60,804
Policy loans
                                                                     100,920
Other invested assets
                                                                      16,462
Receivable for securities
                                                                      13,594
Cash and short-term investments
                                                                      69,976
                                                         --------------------
Total investments                                                  2,193,501

Premiums receivable
                                                                      16,650
Accrued investment income
                                                                      27,050
EDP equipment
                                                                       1,882
Due from affiliates and related parties
                                                                      12,047
FIT recoverable
                                                                           0
Other assets
                                                                       1,979
Separate accounts                                                  2,273,835
                                                         --------------------

Total admitted assets                                           $  4,526,943
                                                         ====================

                       Liabilities and Surplus
Liabilities:
Policy reserves:
Life insurance and annuity contracts                            $  1,659,701
Accident and health insurance
                                                                      12,821
Supplementary contracts without life contingencies
                                                                      78,522
Policyholders' dividend accumulations
                                                                     156,479
Policy and contract claims
                                                                      10,147
Other policyholders' funds:
Dividends payable to policyholders
                                                                      22,854
Premiums and other deposit funds
                                                                       3,879
Interest maintenance reserve
                                                                       5,286
Amounts held for others
                                                                      19,592
Commissions, expenses, taxes, licenses and fees accrued
                                                                      19,676
Asset valuation reserve
                                                                      49,656
Loss contingency reserve for investments
                                                                       5,800
FIT due and accrued
                                                                      18,376
Note payable
                                                                       1,300
Other liabilities
                                                                      21,589
Separate accounts                                                  2,222,354
                                                         --------------------

Total liabilities                                                  4,308,032
                                                         --------------------
Surplus:
Unassigned surplus
                                                                     218,911

Total surplus
                                                                     218,911
                                                         --------------------

Total liabilities and surplus                                   $  4,526,943
                                                         ====================

                             CUNA MUTUAL LIFE INSURANCE COMPANY
                               Statutory Summary of Operations
                                 Period ending June 30, 1999
                                 (in thousands) (unaudited)

  Income:
  Premiums and other considerations:
  Life and annuity contracts                                         $   262,520
  Accident and health                                                     10,376
  Supplementary contracts and dividend accumulations                      20,223
  Other deposit funds                                                    105,563
  Net investment income                                                   73,476
  Reinsurance commissions                                                  3,807
  Separate accounts income and fees                                       10,486
  Other income                                                             3,208
                                                                  --------------
  Total income                                                           489,659
                                                                  --------------

  Benefits and expenses:
  Death benefits                                                          22,717
  Annuity benefits                                                        64,422
  Surrender benefits                                                     102,546
  Payments on supplementary contracts without life
  contingencies and dividend accumulations                                22,647
  Other benefits to policyholders and beneficiaries                       10,547
  Decrease in policy reserves - life and annuity
  contracts and accident and health insurance                           (12,361)
  Increase in liabilities for supplementary contracts without life
  contingencies and policyholder's dividend accumulations                  2,719
  Decrease in group annuity reserves                                       (259)
  Increase in benefit funds                                                  430
  Commissions                                                             23,830
  General insurance expenses, including cost of
  collection in excess of loading on due and deferred
  premiums and other expenses                                             30,028
  Insurance taxes, licenses, and fees                                      3,876
  Net transfers to separate accounts                                     193,762
                                                                  --------------
  Total benefits and expense                                             464,904
                                                                  --------------

  Income before dividends to policyholders, federal
  income taxes, and net realized capital (losses) gains                   24,755

  Dividends to policyholders                                              11,027
                                                                  --------------

  Income before federal income taxes and net
  realized capital (losses) gains                                         13,728

  Federal income taxes                                                     5,756
                                                                  --------------

  Income before net realized capital (losses) gains                        7,972

  Net realized capital (losses) gains, less federal income taxes
  and transfers to the interest maintenance reserve                        4,936
                                                                  --------------

  Net income                                                          $   12,908
                                                                  ==============

                           CUNA MUTUAL LIFE INSURANCE COMPANY
                  Statutory Statement of Changes in Unassigned Surplus
                               Period ending June 30, 1999
                               (in thousands) (unaudited)

Balance at beginning of period                                   $   205,757
                                                           ------------------

Increase (decrease) in unassigned surplus:
Net income
                                                                      12,908
Change in net unrealized gains (losses)
                                                                       1,282
Change in asset valuation reserve
                                                                     (1,261)
Change in nonadmitted assets
                                                                         233
Change in surplus of separate accounts
                                                                          32
Change in separate account seed money
                                                                        (40)
Change in loss contingency for investments
                                                                           -
Other miscellaneous changes
                                                                           -
                                                           ------------------

Net increase in unassigned surplus
                                                                      13,154
                                                           ------------------

Balance at end of period                                      $      218,911
                                                           ==================



                             CUNA MUTUAL LIFE INSURANCE COMPANY
                             Statutory Statement of Cash Flows
                                Period Ending June 30, 1999
                                 (in thousands) (unaudited)

 Cash from operations:
 Premiums and other considerations:
 Life and annuity contracts                                        $    261,098
 Accident and health
                                                                         10,516
 Supplementary contracts and dividend accumulations
                                                                         20,223
 Other deposit funds
                                                                        105,563
 Investment income received
                                                                         77,302
 Reinsurance commissions
                                                                          3,807
 Separate accounts income and fees
                                                                         10,486
 Other income
                                                                          2,548
                                                               -----------------
 Total provided from operations
                                                                        491,543
                                                               -----------------

 Life and accident and health claims paid
                                                                         26,023
 Surrender benefits paid
                                                                        102,546
 Other benefits to policyholders paid
                                                                         94,065
 Commissions, other expenses and taxes paid,
 excluding federal income taxes
                                                                         53,151
 Dividends to policyholders paid
                                                                         12,628
 Federal income taxes
                                                                        (4,806)
 Net transfers to separate accounts
                                                                        199,777
 Interest paid on defined benefit plans
                                                                            437
 Other
                                                                             40
                                                               -----------------
 Total used in operations
                                                                        483,861
                                                               -----------------

 Net cash (used in) from operations
                                                                          7,682
                                                               -----------------

 Cash from investments:
 Proceeds from investments sold, matured or repaid:
 Fixed maturities
                                                                        258,950
 Equity securities
                                                                         24,945
 Mortgage loans on real estate
                                                                         12,288
 Other invested assets
                                                                            932
 Investment real estate
                                                                          3,865
                                                               -----------------
 Total investment proceeds
                                                                        300,980
                                                               -----------------

 Cost of investments acquired:
 Fixed maturities
                                                                        268,467
 Equity securities
                                                                         14,652
 Mortgage loans on real estate
                                                                         36,793
 Investment real estate
                                                                          2,875
 Other invested assets
                                                                              -
 Other cash used
                                                                            774
                                                               -----------------
 Total investments acquired
                                                                        323,561
 Increase (decrease) in policy loans and premium notes
                                                                          (648)
                                                               -----------------

 Net cash from investments
                                                                       (21,933)
                                                               -----------------

 Net Cash from financing and miscellaneous sources                       9,487
                                                               -----------------

 Reconciliation of cash and short-term investments:
 Net change in cash and short-term investments
                                                                        (4,764)
 Cash and short-term investments at beginning of period
                                                                         74,740
                                                               =================
 Cash and short-term investments at end of period                   $    69,976
                                                               =================




                       CUNA MUTUAL LIFE INSURANCE COMPANY
                 NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                           (IN THOUSANDS) (UNAUDITED)

1.       Basis of Presentation

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the interim data includes all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement of the results for the interim period. Operating results for the six month period ended June 30, 1999, are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the years ended December 31, 1998 and 1987.

                       CUNA MUTUAL LIFE INSURANCE COMPANY


               Financial Statements and Supplementary Information

                           December 31, 1998 and 1997


                       (With Independent Auditors' Report)

                       CUNA MUTUAL LIFE INSURANCE COMPANY
        Statutory Statements of Admitted Assets, Liabilities and Surplus
                           December 31, 1998 and 1997
                                 (in thousands)

                        Admitted Assets                                                    1998               1997
                        ---------------                                                    ----               ----
Investments:
   Fixed maturities                                                                   $ 1,517,147         $ 1,570,735
   Equity securities:
   Preferred stock                                                                             71                 102
     Common stock                                                                          77,036              57,292
   Mortgage loans on real estate                                                          306,037             362,958
   Investment real estate                                                                  62,345              64,771
   Policy loans                                                                           101,569             101,061
   Other invested assets                                                                   16,799              11,459
   Receivable for securities                                                               19,886              14,394
   Cash and short-term investments                                                         74,740              27,260
                                                                                        ---------           ---------
       Total investments                                                                2,175,630           2,210,032

Premiums receivable                                                                        15,147              12,534
Accrued investment income                                                                  28,005              30,540
Electronic data processing equipment                                                        2,230               2,822
Due from affiliates and related parties                                                     8,121              12,093
Federal income tax recoverable                                                                 --               2,158
Other assets                                                                                2,295               2,936
Separate accounts                                                                       1,830,012           1,198,978
                                                                                        ---------           ---------
Total admitted assets                                                                 $ 4,061,440        $  3,472,093
                                                                                        =========           =========

                    Liabilities and Surplus
Liabilities:
   Policy reserves:
     Life insurance and annuity contracts                                             $ 1,672,272         $ 1,749,927
     Accident and health insurance                                                         12,611              11,795
   Supplementary contracts without life contingencies                                      76,131              72,664
   Policyholders' dividend accumulations                                                  156,151             153,931
   Policy and contract claims                                                               9,915               7,232
   Other policyholders' funds:
     Dividends payable to policyholders                                                    24,450              23,780
     Premiums and other deposit funds                                                       4,194               4,693
   Interest maintenance reserve                                                             5,694               3,531
   Amounts held for others                                                                 18,923              20,500
   Commissions, expenses, taxes, licenses and fees accrued                                 14,594              13,133
   Asset valuation reserve                                                                 48,395              41,756
   Loss contingency reserve for investments                                                 5,800               6,050
    Federal income taxes due and accrued                                                    5,025                  --
   Note payable                                                                             1,300               1,300
   Other liabilities                                                                       15,639               6,823
   Separate accounts                                                                    1,784,589           1,164,297
                                                                                        ---------           ---------
Total liabilities                                                                       3,855,683           3,281,412
                                                                                        ---------           ---------
Surplus:
   Unassigned surplus                                                                     205,757             190,681
                                                                                        ---------           ---------
Total surplus                                                                             205,757             190,681
                                                                                        ---------           ---------
Total liabilities and surplus                                                         $ 4,061,440         $ 3,472,093
                                                                                        =========           =========

See accompanying notes to statutory financial statements.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                       Statutory Statements of Operations
                  Years Ended December 31, 1998, 1997 and 1996
                                 (in thousands)

                                                                       1998                1997               1996
                                                                       ----                ----               ----
Income:
   Premiums and other considerations:
     Life and annuity contracts                                     $ 466,203           $ 414,724           $ 346,584
     Accident and health                                               18,292              14,886              12,007
     Supplementary contracts and dividend accumulations                43,547              44,194              46,303
     Other deposit funds                                              159,786             114,825              51,322
   Net investment income                                              148,998             168,192             174,573
   Reinsurance commissions                                              7,871               9,601               9,962
   Separate accounts income and fees                                   15,858               9,885               4,883
   Other income                                                         5,794               5,862               3,761
                                                                      -------             -------             -------
       Total income                                                   866,349             782,169             649,395
                                                                      -------             -------             -------
Benefits and expenses:
   Death benefits                                                      41,908              37,430              33,592
   Annuity benefits                                                    82,074              49,095              39,086
   Surrender benefits                                                 189,343             176,291             143,867
   Payments on supplementary contracts without life
     contingencies and dividend accumulations                          47,431              44,747              48,896
   Other benefits to policyholders and beneficiaries                   18,244              17,509              12,703
   Decrease in policy reserves - life and annuity
     contracts and accident and health insurance                      (76,839)            (78,148)            (54,954)
   Increase in liabilities for supplementary contracts without life
     contingencies and policyholders' dividend accumulations            5,687               6,954               8,328
   Decrease in group annuity reserves                                    (225)                 (2)               (233)
   Increase in benefit funds                                              870               3,975               4,075
   Commissions                                                         43,396              37,017              37,529
   General insurance expenses, including cost of
     collection in excess of loading on due and deferred
     premiums and other expenses                                       60,126              60,722              51,004
   Insurance taxes, licenses, and fees                                  5,909               6,939               6,199
   Net transfers to separate accounts                                 408,384             369,788             272,028
                                                                      -------             -------             -------
       Total benefits and expenses                                    826,308             732,317             602,120
                                                                      -------             -------             -------
Income before dividends to policyholders, federal
   income taxes, and net realized capital (losses) gains               40,041              49,852              47,275

Dividends to policyholders                                             24,441              23,670              23,286
                                                                      -------             -------             -------
Income before federal income taxes and net
   realized capital (losses) gains                                     15,600              26,182              23,989

Federal income taxes                                                    4,436              12,208               7,713
                                                                      -------             -------             -------
Income before net realized capital (losses) gains                      11,164              13,974              16,276

Net realized capital (losses) gains, less federal income taxes
   and transfers to the interest maintenance reserve                     (317)              3,885                 171
                                                                      -------             -------             -------
Net income                                                          $  10,847           $  17,859           $  16,447
                                                                      =======             =======             =======

See accompanying notes to statutory financial statements.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
              Statutory Statements of Changes in Unassigned Surplus
                  Years Ended December 31, 1998, 1997 and 1996
                                 (in thousands)


                                                                       1998                1997             1996
                                                                       ----                ----             ----

Balance at beginning of year                                        $ 190,681           $ 163,304         $ 154,028
                                                                      -------             -------           -------

Increase (decrease) in unassigned surplus:
   Net income                                                          10,847              17,859            16,447
   Change in net unrealized gains (losses)                             10,070               6,752            (7,135)
   Change in asset valuation reserve                                   (6,639)                257            (9,811)
   Change in nonadmitted assets                                           543                 285             2,695
   Change in surplus of separate accounts                                 (64)                209            (2,071)
   Change in separate account seed money                                   64                (189)            2,232
   Subsidiary surplus distribution                                         --                  --            13,858
   Change in loss contingency for investments                             250               2,200            (6,954)
   Other miscellaneous changes                                              5                   4                15
                                                                      -------             -------           -------
       Net increase in unassigned surplus                              15,076              27,377             9,276
                                                                      -------             -------           -------
Balance at end of year                                              $ 205,757           $ 190,681         $ 163,304
                                                                      =======             =======           =======

See accompanying notes to statutory financial statements.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                       Statutory Statements of Cash Flows
                  Years Ended December 31, 1998, 1997 and 1996
                                 (in thousands)

                                                                       1998                1997               1996
                                                                       ----                ----               ----
Cash from operations Premiums and other considerations:
     Life and annuity contracts                                     $ 463,537           $ 412,840            $345,095
     Accident and health                                               17,903              14,754              11,911
     Supplementary contracts and dividend accumulations                43,546              44,194              46,303
     Other deposit funds                                              159,786             114,826              51,322
   Investment income received                                         160,304             177,984             176,394
   Reinsurance commissions                                              7,871               8,425              13,210
   Separate accounts income and fees                                   15,858               9,885               1,129
   Other income                                                         4,786               4,931              57,268
                                                                      -------             -------             -------
       Total provided from operations                                 873,591             787,839             702,632
                                                                      -------             -------             -------

   Life and accident and health claims paid                            46,128              42,004              38,809
   Surrender benefits paid                                            189,343             176,291             143,867
   Other benefits to policyholders paid                               140,575             105,505              95,785
   Commissions, other expenses and taxes paid,
     excluding federal income taxes                                   107,589             105,834              89,017
   Dividends to policyholders paid                                     23,756              23,161              22,542
   Federal income taxes                                                  (181)             14,558              15,804
   Net transfers to separate accounts                                 419,156             383,942             281,652
   Interest paid on defined benefit plans                               1,338               3,507               4,104
   Other                                                                   --                 189                 684
                                                                      -------             -------             -------
       Total used in operations                                       927,704             854,991             692,264
                                                                      -------             -------             -------
       Net cash (used in) from operations                             (54,113)            (67,152)             10,368
                                                                      -------             -------             -------
Cash from investments
   Proceeds from investments sold, matured or repaid:
     Fixed maturities                                                 296,732             285,135             226,919
     Equity securities                                                 17,412              17,223              29,960
     Mortgage loans on real estate                                     77,980              47,892              52,773
     Other invested assets                                                562                 969                 831
     Investment real estate                                             3,950              17,701                 700
                                                                      -------             -------             -------
       Total investment proceeds                                      396,636             368,920             311,183
                                                                      -------             -------             -------
   Cost of investments acquired:
     Fixed maturities                                                 243,804             200,692             237,191
     Equity securities                                                 24,923              29,724              26,235
     Mortgage loans on real estate                                     17,956               4,704              31,025
     Investment real estate                                             5,222              10,929              10,060
     Other invested assets                                             10,461                  --                --
     Other cash used                                                      109               4,098               2,148
                                                                      -------             -------             -------
       Total investments acquired                                     302,475             250,147             306,659
   Increase (decrease) in policy loans and premium notes                  500                (475)                664
                                                                      -------             -------             -------
       Net cash from investments                                       93,661             119,248               3,860
                                                                      -------             -------             -------
Cash from financing and miscellaneous sources
   Transfer of defined benefit pension plan assets                         --             (42,247)                 --
   Other cash provided (applied), net                                   7,932             (15,879)              3,762
                                                                      -------             -------             -------
       Net cash from (used in) financing and
            miscellaneous sources                                       7,932             (58,126)              3,762
                                                                      -------             -------             -------
Reconciliation of cash and short-term investments:
   Net change in cash and short-term investments                       47,480              (6,030)             17,990
   Cash and short-term investments at beginning of year                27,260              33,290              15,300
                                                                      -------             -------             -------
   Cash and short-term investments at end of year                   $  74,740           $  27,260           $  33,290
                                                                      =======             =======             =======
See accompanying notes to statutory financial statements.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements
                        December 31, 1998, 1997 and 1996

(1) Summary of Significant Accounting Policies

    Company Operations

    CUNA Mutual Life Insurance Company (the Company) offers a full range of ordinary life and health insurance products through face-to-face and direct response distribution systems. The Company's operations are conducted in 49 states and the District of Columbia. The Company is subject to regulation by the Insurance Departments of states in which it is licensed and undergoes periodic examinations by those departments.

    Basis of  Presentation

    The  accompanying  statutory  financial  statements  have been  prepared  in conformity with accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division. Prescribed statutory accounting practices are promulgated by the National Association of Insurance Commissioners (NAIC), as well as through state laws, regulations, and general administration rules. Permitted statutory accounting practices encompass all accounting procedures other than those prescribed. The Company is currently applying only prescribed accounting practices. Statutory accounting practices vary in some respects from generally accepted accounting principles. The more significant of these differences are as follows:

       o The costs related to acquiring business are charged to income in the year incurred and, thus, are not amortized over the periods benefited, whereas the premium income is recorded into earnings on a pro rata basis over the premium-paying periods covered by the policies;
       o Adjustments reflecting the revaluation of investments at statement date and equity in earnings of subsidiary companies are carried to the statements of changes in unassigned surplus as "net unrealized gains or losses," without providing for income taxes, or income tax reductions, with respect to net unrealized gains or losses;
       o Majority owned subsidiaries are not consolidated and are carried at their underlying book value using the equity method of accounting;
       o Policy reserves are based on statutory mortality and interest requirements, without consideration for withdrawals, which may differ from reserves based on reasonably conservative estimates of mortality, interest and withdrawals;
       o Derivative investment contract hedging fixed income securities are carried on the statutory financial statements at the amortized cost, if any, versus at the estimated fair value of the contract;
       o Deferred federal income taxes are not provided for unrealized gains or losses and the temporary differences between the statutory and tax basis of assets and liabilities;
       o "Nonadmitted assets" (principally, the airplane, prepaid insurance and expenses, furniture, equipment and certain receivables) are excluded from the balance sheets through a direct charge to surplus;
       o The asset valuation reserve is recorded as a liability by a direct charge to surplus;
       o The interest maintenance reserve defers recognition of interest-related gains and losses from the disposal of investment securities and amortizes them into income over the remaining lives of those securities;
       o Reserves established for potential bond and mortgage loan defaults or real estate impairments are recorded as liabilities by direct charges to surplus;
       o Pension expense reflects the amount funded during the year and disclosures related to the pension plan are in accordance with ERISA requirements;
       o Assets and liabilities are recorded net of ceded reinsurance balances; and
       o Deposits, surrenders and benefits on universal life and annuity contracts are recorded in the statements of operations.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements

(1) Summary of Significant Accounting Policies, continued

    Basis of Presentation, Continued

    A reconciliation of net income and surplus between amounts presented herein and amounts stated in conformity with GAAP as of December 31 are as follows (in thousands):

    Net Income                                             1997          1996
    Statutory net income                                 $17,859       $16,447
    Adjustments:
       Federal income taxes                                1,555        (9,500)
       Deferred policy acquisition costs                  18,593        15,566
       Insurance reserves                                 (9,651)       (2,181)
       Investments                                          (414)        8,590
       Pension benefits                                    1,175        (1,457)
       Other                                              (1,877)       (2,365)
                                                          ------        ------
    GAAP net income                                      $27,240       $25,100
                                                          ======        ======

    Surplus                                                1997          1996
    -------                                                ----          ----
    Statutory surplus                                   $190,681      $163,304
    Adjustments:
       Federal income taxes                                7,436         6,576
       Deferred policy acquisition costs                 142,710       130,655
       Insurance reserves                                (71,352)      (61,701)
       Investments                                        37,409        33,231
       Employee benefits                                 (20,072)      (21,744)
       Dividends payable to policyholders                 11,890        11,635
       Other                                               5,211         2,955
                                                         -------       -------

    GAAP Surplus                                        $303,913      $264,911
                                                         =======       =======

    The effects of these variances on net income and surplus at December 31, 1998, although not reasonably determinable as of this date, are presumed to be material.


    Valuation of Investments

    Investments are valued as prescribed by the National Association of Insurance Commissioners (NAIC). Fixed maturities and short-term investments are generally carried at amortized cost, preferred equity securities at cost, common equity securities of unaffiliated companies at fair value, and mortgage loans at the amount of outstanding principal adjusted for unamortized premiums and discounts. Fixed maturities that the NAIC has determined are impaired in value are carried at the lower of amortized cost or estimated fair value. Real estate acquired in satisfaction of debt is valued at the lower of the carrying value of the outstanding mortgage loans or fair value of the acquired real estate at time of foreclosure. The adjusted basis is subsequently depreciated. Investments in limited partnerships are included in other invested assets, and investments in subsidiaries are carried at the Company's share of the underlying net equity of the investment. Home office real estate is carried at depreciated cost. Policy loans are stated at their aggregate unpaid balances.

    Realized gains and losses on the sale of investments are reported in income based upon the first-in, first-out method. The net unrealized gains and losses attributable to the adjustment from book value to carrying value for all investments are reflected in surplus.


    Provision for Depreciation

    The provision for depreciation of real estate is computed on a straight-line basis using estimated useful lives of the assets ranging from five to fifty years.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements

(1) Summary of Significant Accounting Policies, continued

    Policy Reserves

    During 1988, the Company began using the 1980 Commissioners' Standard Ordinary (C.S.O.) Mortality Table. Prior to the adoption of the 1980 C.S.O. table, reserves were recorded using the 1958 C.S.O. table. The 1958 C.S.O. table is used with interest rate assumptions ranging from 2.5 percent to 5.0 percent. The 1980 C.S.O. table is used with interest rate assumptions ranging from 3.5 percent to 5.5 percent. With respect to older policies, the mortality table and interest assumptions vary from the American Experience table with 2.5 to 4 percent interest to the 1941 C.S.O. table with 2.5 percent interest. Approximately 24 percent of the life reserves are calculated on a net level reserve basis and 76 percent on a modified reserve basis. The effect of the use of a modified reserve basis is to partially offset the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is less than the reserve increase in renewal years. Fixed deferred annuity reserves are calculated using continuous Commissioners' Annuity Reserve Valuation Method (CARVM) with interest assumptions ranging from 2.5 percent to 7.5 percent.

    Provision for Participating Policy Dividends

    The provision for participating policy dividends is based on the board of directors' determination and declaration of an equitable current dividend plus a provision for such dividend expected to be paid in the following year, rather than being provided for ratably over the premium-paying period in accordance with dividend scales contemplated at the time the policies were issued. Participating business comprised 99.9 percent of ordinary life insurance in force and premiums received during 1998.

    Statutory Valuation Reserves

    The asset valuation reserve (AVR) provides a reserve for fluctuations in the values of invested assets, primarily common stocks. Changes in the AVR are charged or credited directly to surplus.

    An interest maintenance reserve (IMR) is maintained as prescribed by the NAIC for the purpose of stabilizing the surplus of the Company against gains and losses on sales of fixed income investments that are primarily attributable to changing interest rates. The interest-related gains and losses are deferred and amortized into income over the remaining lives of the securities.

    Electronic Data Processing Equipment

    Electronic data processing equipment is carried at cost less accumulated depreciation of $6,744,419 and $6,023,003 at December 31, 1998 and 1997,
    respectively. The equipment is being depreciated using the straight-line method over a five-year period.

    Pension Costs

    Pension costs relating to the Company's pension plans are computed on the basis of accepted actuarial methods. The annual contributions are computed according to the aggregate funding method, which produces an annual normal cost at each valuation date. Such annual normal cost provides for spreading the excess of the present value of future benefits over the value of the assets of the plan as a level percentage of payroll over the remaining period of service of active employees on the valuation date based upon the actuarial assumptions adopted. Gains and losses which arise on each valuation date as the result of differences between the actual experience and that expected by the actuarial assumptions are spread over the remaining period of service of active employees. The Company's policy is to fund pension costs accrued.

    Risks and Uncertainties

    In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the period. Actual results could differ significantly from those estimates. The following elements of the financial statements are most affected by the use of estimates and assumptions:
         o Investment valuations
         o Insurance reserves

                       CUNA MUTUAL LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

(1) Summary of Significant Accounting Policies, continued

    Risks and Uncertainties, continued

    The Company is subject to the risk that interest rates will change and cause a decrease in the value of its investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to sell assets prior to their maturity and realize losses. Interest rate exposure for the investment portfolio is managed through asset/liability management techniques that attempt to match the duration of the assets with the estimated duration of the liabilities. The Company had derivative financial instruments at December 31, 1998 and 1997, which are discussed in note 2.

    The Company is subject to the risk that issuers of securities or mortgage loans owned by the Company will default or other parties, including reinsurers who owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy and by maintaining strong reinsurance and credit and collection policies.

    The Company is subject to the risk that the legal or regulatory environment in which the Company operates will change and create additional costs and expenses not anticipated by the Company in pricing its products. In other words, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those recorded in the financial statements. The Company mitigates this risk by operating in a geographically diverse area, thus reducing its exposure to any single jurisdiction; closely monitoring the regulatory environment to anticipate changes; and by using underwriting practices that identify and minimize the potential adverse impact of this risk.

    Disclosures about Fair Value of Financial Instruments

    Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about existing on and off balance sheet financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. Certain financial instruments and all non-financial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. In addition, the tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

       Cash, short-term investments, accrued investment income and policy loans:
       The carrying amounts reported for these instruments approximate their fair values because of the short-term nature of these instruments.

       Fixed maturities and equity securities: Fair values for fixed maturities are based on quoted market prices where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values for unaffiliated equity securities are based on quoted market prices. The carrying values and fair value for these instruments is disclosed in note 2.

       Derivative financial instruments: The carrying values and fair value for these instruments is disclosed in note 2.

       Mortgage loans on real estate: The fair values for mortgage loans are estimated using discounted cash flow analysis, at interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair values for mortgages in default are reported at the estimated fair value of the underlying collateral. The carrying and fair values for these instruments are disclosed in note 2.

       Other invested assets: The fair value of joint ventures and partnership interests in common stock approximate their carrying values or are estimated using discounted cash flow analysis. The estimated fair value for other invested assets for 1998 and 1997 was $16,596,994 and $10,163,876, respectively.

                       CUNA MUTUAL LIFE INSURANCE COMPANY

                     Notes to Statutory Financial Statements

(1)  Summary of Significant Accounting Policies, continued

    Disclosures about Fair Value of Financial Instruments, continued

       Separate account assets and liabilities: The fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand. The carrying amounts reported in these accounts approximate their fair values.

       Investment contracts: The fair values of the Company's liabilities under investment type insurance contracts are estimated using the cash surrender value of the contracts. The carrying value and estimated fair value of these liabilities were $1,100,993,513 and $1,096,826,483 for 1998 and $1,242,817,910 and $1,233,846,222 for 1997, respectively.

    Derivative Financial Instruments

    The Company enters into derivatives, primarily interest rate swaps and caps and stock index futures to reduce interest rate exposure for long-term assets, to exchange fixed rates for floating interest rates and to increase or decrease exposure to selected segments of the bond and stock markets. Hedges of fixed maturity securities are stated at amortized cost, if any, and hedges of equity securities are stated at market value. See note 2 for additional information related to these agreements.

    Net interest receivable or payable on those contracts that hedge risks associated with interest rate fluctuations are recognized in the period incurred as an adjustment to investment income. Realized capital gains and losses on equity swaps are recognized in the period incurred as an adjustment to net realized capital gains and losses. Unrealized capital gains and losses on equity swaps are charged or credited to surplus.

    Interest rate cap agreements entitle the Company to receive from the counter-parties the amounts, if any, by which the selected market interest rates exceed the strike rates stated in the agreements. The amount paid to purchase the interest rate caps is included in other invested assets and amortized over the term of the agreements as an adjustment to investment income.

    Separate Accounts

    Separate account assets are funds of separate account contractholders and the Company, segregated into accounts with specific investment objectives. The assets are generally carried at fair value. An offsetting liability is maintained to the extent of contractholders' interests in the assets.

    Appreciation or depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in policyholders' surplus. Contractholders' interests in net investment income and realized and unrealized capital gains and losses on separate account assets are not reflected in operations.

    Statutory Accounting Practices

    The NAIC has developed a codification of Statements of Statutory Accounting Principles (SSAP's) which, pending approval of the Iowa Department of Commerce, Insurance Division, will take effect January 1, 2001. The effect of adopting the SSAP's will be reported as an adjustment to unassigned surplus on the effective date. Although generally consistent with current accounting practices, there are differences that could have a material impact on the Company; the ultimate impact on unassigned surplus has not been determined.

    Reclassifications

    Certain amounts previously reported in prior years' financial statements have been reclassified to conform to the current year presentation.

(2) Investments

    Fixed Maturities

    The carrying value, gross unrealized gains and losses and the estimated fair value of investments in fixed maturities as of December 31, 1998 and 1997 are as follows (in thousands):

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements

(2) Investments, continued

    Fixed Maturities, continued
                                                                     Gross                 Gross
                                             Carrying             unrealized            unrealized             Estimated
    Description                                value                 gains                losses              fair value
    1998:
    United States treasury
       and government securities         $     56,037              $  2,539             $      --             $  58,576
    States and political
       subdivisions securities                     38                    --                    --                    38
    Foreign government securities              16,433                 1,487                    --                17,920
    Corporate securities                      885,831                52,988                 1,629               937,190
    Mortgage-backed securities                524,821                 9,794                 3,703               530,912
    Other debt securities                      33,987                 1,963                    --                35,950
                                             --------                ------                 -----              --------
                                           $1,517,147               $68,771                $5,332            $1,580,586
                                             ========                ======                 =====              ========

    1997:
    United States treasury
       and government securities         $     62,478              $  1,532              $     38           $    63,972
    States and political
       subdivisions securities                     47                    --                    --                    47
    Foreign government securities              16,428                 1,154                    --                17,582
    Corporate securities                      989,245                49,050                 2,648             1,035,647
    Mortgage-backed securities                464,286                11,203                   349               475,140
    Other fixed maturities                     38,251                 1,640                    --                39,891
                                             --------                ------                 -----              --------
                                           $1,570,735               $64,579                $3,035            $1,632,279
                                             ========                ======                 =====              ========

    A provision of $408,937and $361,018 at December 31, 1998 and 1997, respectively, has been provided for fixed maturities that have been determined by the NAIC to have an impairment in value. In addition to the asset valuation reserve provision, a loss contingency reserve of $1,700,000 has been established at December 31, 1998 and 1997, for projected fixed maturity losses.

    The carrying value and estimated fair value of investments in fixed maturities as of December 31, 1998 are shown below by contractual maturity (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Carrying          Estimated
                                                     value          fair value
       Due in 1 year or less                     $   307,807       $    326,471
       Due after 1 year through 5 years              392,658            417,246
       Due after 5 years through 10 years            270,020            282,911
       Due after 10 years                             21,841             23,045
                                                    --------           --------
                                                     992,326          1,049,673
       Mortgage-backed securities                    524,821            530,913
                                                    --------           --------
                                                  $1,517,147         $1,580,586
                                                    ========           ========

    The average duration until maturity for the above fixed maturities, excluding mortgage-backed securities, is 3.51 years.

    Proceeds from sales of fixed maturities were $66,334,584, $43,061,083 and $86,235,854 during 1998, 1997 and 1996, respectively. Gross gains of
    $1,734,636,  $589,958 and $807,839 and gross losses of $1,885,632,  $137,218 and $3,080,341 were realized on those sales in 1998, 1997 and 1996, respectively. Net realized capital gains (losses), less applicable income taxes of $3,207,823, $1,852,451 and $974,141 were transferred to the IMR in 1998, 1997 and 1996, respectively.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements

(2) Investments, continued

    Equity Securities

    The cost, gross unrealized gains and losses, and estimated fair value on unaffiliated equity securities are as follows (in thousands):

                                                                           Gross            Gross           Estimated
                                                                        unrealized        unrealized          fair
                                                          Cost             gains            losses            value
                                                          ----             -----            ------            -----
    December 31, 1998
       Common stock                                     $55,551            20,297           (2,090)           73,758
       Preferred stock                                       71                --               (4)               67
    December 31, 1997
       Common stock                                     $44,298            14,010           (2,323)           55,985
       Preferred stock                                      102                 4               --               106

    Mortgage Loans on Real Estate

    The Company's mortgage portfolio consists mainly of commercial mortgage loans. The Company limits its concentrations of credit risk by diversifying its mortgage loan portfolio so that loans made in any one state are not greater than 20 percent (14 percent in Illinois) of the aggregate mortgage loan portfolio balance and loans of no more than 2 percent of the aggregate mortgage loan portfolio balance are made to any one borrower. In addition to the asset valuation reserve provision, a loss contingency reserve of $2,000,000 has been provided for mortgage loans on real estate as of December 31, 1998 and 1997.

    The carrying value and estimated fair value of mortgage loans as of December 31, 1998 and 1997 are as follows (in thousands):

                                       Carrying                Estimated
                                         value                fair value
              1998                      $306,037                $328,591
              1997                       362,958                 385,689

    Assets Designated

    The carrying values of assets designated for regulatory authorities as of December 31 are as follows (in thousands):
                                                 1998                    1997
                                                 ----                    ----
              Fixed maturities and
                 short-term investments       $1,527,512              $1,565,951
              Mortgage loans on real estate      306,037                 362,958
              Policy loans                       101,569                 101,061
                                                --------                --------
                                              $1,935,118              $2,029,970
                                                ========                ========

    Net Investment Income

    Components of net investment income as of December 31 are as follows (in thousands):

                                                              1998                    1997                    1996
                                                              ----                    ----                    ----
              Fixed maturities                               $114,421                $123,395                $124,778
              Equity securities                                 1,198                     458                   1,744
              Mortgage loans on real estate                    29,057                  34,372                  37,968
              Investment real estate                            9,244                  10,158                  11,456
              Policy loans                                      6,664                   6,571                   6,513
              Other invested assets                            (2,244)                  4,711                   4,390
              Short-term investments                            2,175                   2,689                   2,222
              Derivative financial instruments                 (1,835)                 (1,445)                   (360)
              Other                                             2,911                      11                      79
                                                              -------                 -------                 -------
                  Gross investment income                     161,591                 180,920                 188,790
              Less investment expenses                         12,593                  12,728                  14,217
                                                              -------                 -------                 -------
                  Net investment income                      $148,998                $168,192                $174,573
                                                              =======                 =======                 =======

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements

(2) Investments, continued

    Realized Gains and Losses

    Net realized investment gains and losses as of December 31 are summarized as follows (in thousands):

                                                              1998                    1997                    1996
                                                              ----                    ----                    ----
              Fixed maturities                              $(1,645)                  $1,843                 $(3,194)
              Equity securities                               3,832                    2,853                   6,466
              Mortgage loans on real estate                   2,965                    1,030                    (433)
              Investment real estate                            413                    3,056                     428
              Derivative financial instruments                 (108)                      --                  (3,068)
              Short-term investments and other
                 invested assets                                 --                       12                      --
                                                               ----                     ----                    ----
                                                              5,457                    8,794                     199
              Less:
                  Capital gains tax                           2,566                    3,057                    (946)
                  Transfer to interest maintenance reserve    3,208                    1,852                     974
                                                               ----                     ----                    ----
                  Net realized investment gains              $ (317)                  $3,885                $    171
                                                               ====                     ====                    ====

    Investment Expenses
    The Company incurs expense in managing its investment portfolio and producing investment income. These expenses, which include salaries, brokerage fees, securities custodial fees, real estate expenses and the like, are deducted from investment income to determine the net investment
    income   reported  in  the  financial   statements.

    Derivative   Financial Instruments
    As of December 31, 1998,  the Company had an interest rate swap agreement with a major financial institution, having a notional amount of $100 million. Under the agreement, the Company receives interest payments at a floating rate based on an interest rate index, which was 4.22 percent as of December 31, 1998, and pays interest on the same notional amount at a fixed rate, which was 6.96 percent. Amounts exchanged as a part of the interest rate differential are accounted for as adjustments to investment income. This interest rate swap agreement is scheduled to terminate in the year 2000. As of December 31, 1998, the fair value of the interest swap agreement was ($3,420,000). This negative fair value represents the estimated amount the Company would have to pay at December 31, 1998, to cancel the contract or transfer it to another party.

    As of December 31, 1998, the Company had three interest rate cap agreements with two major financial institutions, having a total notional amount of $500 million. The Company paid $2,280,000 for these agreements which terminate in 1999. The agreements entitle the Company to receive from the counter-parties the amounts, if any, by which the selected market interest rates exceed the strike rates stated in the agreements. The amount paid to purchase the interest rate caps is included in other invested assets and amortized over the term of the agreements. The fair value, which was -0- as of December 31, 1998, represents the estimated amount the Company would receive if it transferred the agreements to another party. As of December 31, 1998, the carrying value of the caps was $514,860.

    In October 1998, the Company entered into a one-year total return swap agreement. The purpose is to increase exposure to the high yield bond market, consistent with the Company's strategic asset allocation. The Company pays interest on a notional amount of $25 million based on the one-month LIBOR interest rate and receives the total return of a high yield bond index on the same notional amount. Net settlements are made quarterly. The position is further hedged by ownership of a $25 million one-year bond that pays a floating rate that is also based upon LIBOR. The net effect is the equivalent of a $25 million investment in high yield fixed maturities without incurring the specific credit risks and transaction costs of purchasing individual securities. As of December 31, 1998, the Company has recognized $510,808 of income relating to this derivative investment and its fair value was $575,000.

    During 1998, the Company sold S&P Stock Index futures with a face amount of approximately $3.9 million. The purpose of the sales was to reduce exposure to the domestic equity market, consistent with the Company's strategic asset allocation. The futures positions were closed out prior to the end of the year with a loss of $108,448 after certain equity investments were sold and the futures were no longer necessary.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements

(2) Investments, continued

    Derivative Financial Instruments, continued

    The Company is exposed to credit losses in the event of nonperformance by the counter-parties to its swap and cap agreements. The Company anticipates, however, that the counter-parties will be able to fully satisfy their obligations under the contracts. The Company monitors the credit standing of the counter-parties. The futures contracts are traded in an exchange and have no counter-party risk.

(3) Investment Real Estate

    A summary of investment real estate held as of December 31 is as follows (in thousands):

                                                     1998           1997
              Cost:
                Investment real estate              $83,537        $84,297
                Home office                          16,064         15,615
                                                     ------         ------
                                                     99,601         99,912
              Less accumulated depreciation          37,256         35,141
                                                     ------         ------
                                                    $62,345        $64,771
                                                     ======         ======

    Investment real estate and the home office buildings are being depreciated using the straight-line basis over the useful lives of these assets. In addition to the asset valuation reserve provision, a loss contingency reserve of $2,100,000 and $2,350,000 at December 31, 1998 and 1997,
    respectively, has been provided for investment real estate.

(4) Note Payable

    As of December 31, 1998, the Company has an outstanding liability for borrowed money in the original amount of $1,300,000 as a result of a non-recourse interest-free loan and grant made by the Community Redevelopment Agency of the City of Los Angeles, California. The loan is secured by real estate property with an appraisal value that exceeds the loan principal balance. The loan will be amortized on a straight-line basis over 240 months beginning in September, 2001. The loan agreement includes a grant provision forgiving 15 percent of the original balance in September, 2001 upon the fulfillment of conditions specified in the loan agreement. It is the Company's opinion that these conditions have been fully satisfied.

(5) Affiliation and Transactions with Affiliates and Related Parties

    The Company has entered into an agreement of permanent affiliation with CUNA Mutual Insurance Society (CMIS), a mutual multi-line insurer domiciled in Wisconsin. The agreement is not a merger or consolidation, in that both companies remain separate corporate entities, and both continue to be separately owned and ultimately controlled by their respective policyholder groups, who retain their voting rights without change. The agreement terms include a provision for reinsurance of each company's individual life and health business, joint development of business plans and distribution systems for the sale of individual insurance and financial service products within the credit union market, and a provision for the sharing of certain resources and facilities. Expenses relating to shared resources and facilities are allocated between the companies and their subsidiaries under a jointly developed cost-sharing agreement. Expenses are allocated based on specific identification or, if indeterminable, generally on the basis of usage or benefit derived. These transactions give rise to intercompany account balances, which are settled at least annually. Subsequent to each year-end, the expense allocation process is subject to review by each company. Based on these reviews, allocated expenses to each company may be adjusted, if determined necessary. The Company's allocated expenses were increased by $154,672, $975,672 and $736,162, during 1998, 1997 and 1996, respectively.

    On July 1, 1998, the Company formed a non-insurance subsidiary, CMIA Wisconsin, Inc.. This subsidiary employs representatives who sell property and casualty insurance coverage on behalf of the CUNA Mutual Group. CMIA Wisconsin, Inc., is reimbursed for the costs associated with providing these employment services by CUNA Mutual Insurance Agency, Inc., a non-insurance affiliate, under terms of a service agreement between the two entities.

    Equity security investments on December 31, 1998, include the Company's wholly owned subsidiaries, Red Fox Motor Hotel Corporation and CMIA Wisconsin, Inc. and the 50 percent ownership of CIMCO Inc. (CIMCO), a non-insurance affiliate. The carrying value of the subsidiary investments on the Company's books amounted to $3,278,009 and $1,306,903 at December 31, 1998 and 1997, respectively. Included in net investment income for 1996 was dividend income of $1,328,364 from Century Life Insurance Company (a former wholly owned subsidiary).

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements


(5) Affiliation and Transactions with Affiliates and Related Parties, continued

    The Company allocates expenses to its subsidiaries. These expenses, such as salaries, rents, depreciation, and other operating expenses, represent the subsidiaries' share of expenses and are allocated based on specific identification or, if indeterminable, generally on the basis of usage or benefit derived. These transactions give rise to intercompany account balances, which are settled monthly.

    The Company has a note  receivable from CUNA Mutual  Investment  Corporation
    (CMIC) with a stated maturity date of January 15, 2011. The effective yield on the date of the agreement was 10.62 percent. The yield varies over the life of the note, as both the yield and the payment stream are determined based on the pay-down activity of an underlying notional pool of Federal National Mortgage Association mortgages. The structure of this arrangement provides a hedge against the Company's fixed maturity holdings, as the return varies inversely with the return on the fixed maturity portfolio. The carrying value of the note was $5.1 million and $7.2 million at 1998 and 1997, respectively, and is included in other invested assets.

    The Company is party to an agreement with CIMCO for investment advisory services. CIMCO, 50 percent of which is owned by the Company and 50 percent owned by CMIC, provides an investment program, which complies with policies, directives and guidelines established by the Company. For these services, the Company paid fees to CIMCO totaling $2,172,000, $2,115,000 and $2,581,800, for 1998, 1997 and 1996, respectively.

    CUNA Mutual created its own proprietary mutual funds entitled MEMBERS Mutual Funds, which became available to the public in 1998. The carrying value of the Company's investments in the funds was $20,332,202 and $11,000,078 at 1998 and 1997, respectively.


(6) Separate Accounts

    The Company has three separate account components. The first component is used for the investment of premiums on flexible premium variable universal life insurance policies and has nine subaccounts, which invest exclusively in shares of a single corresponding fund. The funds consist of the following: Capital Appreciation Stock, Growth and Income Stock, Balanced (combination of common stock and bond), Bond, Money Market, Treasury 2000, International Stock, World Governments, and Emerging Growth. The second component is used for the investment of group annuity premium deposits and has 10 subaccounts, which invest in all but the Treasury 2000 fund, plus High Income and Developing Markets subaccounts. The third component is used for the investment of premiums received on variable annuity contracts and has 10 subaccounts, which invest in all but the Treasury 2000 fund, plus High Income and Developing Markets subaccounts.

(7) Annuity Reserves and Deposit Liabilities

    The withdrawal characteristics of the Company's annuity contracts and deposit funds as of December 31 are as follows (in thousands):
                                                         1998             1997
                                                         ----             ----
     Subject to discretionary withdrawal:
        With market value adjustments               $   724,535     $    581,114
        At book value, less surrender charge            298,044          431,984
        At market value                               1,181,132          749,944
        At book value, no charge or adjustment          714,170          710,936
                                                       --------         --------
                                                      2,917,881        2,473,978
        Not subject to discretionary withdrawal          41,091           39,800
                                                       --------         --------
                                                      2,958,972        2,513,778
        Reinsurance ceded                               395,706          437,765
                                                       --------         --------
                                                     $2,563,266       $2,076,013
                                                       ========         ========
(8) Reinsurance

    In the ordinary course of doing business, the Company enters into reinsurance agreements for the purpose of limiting its exposure to loss on any one single insured or to diversify its risk and limit its overall financial exposure. The Company would be liable in the event that a reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements


(8)       Reinsurance, continued


    The effects of reinsurance on premium income and on benefit expenses incurred are as follows (in thousands):


                                               1998          1997         1996
                                               ----          ----         ----
    Premium income:
        Direct                               $458,408      $423,146     $371,031
        Assumed                                48,355        39,644       30,942
        Ceded                                  22,268        33,180       43,382
                                              -------       -------       ------
    Premium income, net of reinsurance       $484,495      $429,610     $358,591
                                              =======       =======       ======


    Benefit expenses:
        Direct                              $136,727      $100,413       $84,171
        Assumed                               13,875        11,266         8,421
        Ceded                                 13,667        12,501        11,328
                                             -------        ------         -----
    Benefit expenses, net of reinsurance    $136,935     $  99,178       $81,264
                                             =======        ======         =====



    All assumed business in the above table is assumed from affiliates and the amounts ceded includes $18,369,127, $30,117,985 and $40,853,178 premiums as of  December  31,  1998,  1997  and  1996,  respectively,  and  $12,278,628,
    $11,140,828 and $10,214,240 benefits ceded as of December 31, 1998, 1997 and
    1996, respectively, to affiliated companies. Policy reserves and claim liabilities are net of reinsurance balances of $464,939,512, $501,275,170 and $534,173,135 at December 31, 1998, 1997 and 1996, respectively.

(9)      Federal Income Taxes

    The Company files a consolidated life/nonlife federal income tax return with its subsidiaries, Red Fox Motor Hotel Corporation, PLAN AMERICA Program, Inc., and CMIA of Wisconsin, Inc. The Company's policy is to collect from or refund to its subsidiaries the amount of taxes applicable to its operations had it filed a separate return. Net federal income taxes payable or recoverable reflect balances payable to or due from subsidiaries and the Internal Revenue Service (IRS) as follows (in thousands):
                                               1998                    1997
                                               ----                    ----
           Due from subsidiaries            $     --                 $     --
           Due (to)/from IRS                  (5,025)                   2,158
                                              ------                   ------
                                            $ (5,025)                $  2,158
                                              ------                    -----

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements

(9) Federal Income Taxes, continued

    The actual federal income tax expense differs from "expected" tax expense computed by applying the statutory federal income tax rate of 35 percent to the earnings before federal income taxes and net realized capital gains (losses) for the following reasons (in thousands):

                                                          1998                      1997                      1996
                                                  Amount       Percent       Amount       Percent      Amount       Percent
    Computed "expected" tax expense               $5,460        35.0%      $  9,164        35.0%       $8,396        35.0%
    Nontaxable investment income                  (2,587)      (16.58)       (1,419)       (5.4)       (4,159)      (17.3)
    Mutual life insurance company
       differential earnings tax                   3,450        22.12         4,200        16.0         2,599        10.8
    Deferred acquisition costs                       681         4.37         1,465         5.6           614         2.6
    Book and tax reserve change                   (1,569)      (10.06)         (670)       (2.6)        1,400         5.8
    Prior year over/under accrual                    (72)       (0.46)         (200)        (.8)       (1,500)       (6.3)
    General & administrative expenses               (543)       (3.48)
    Other, net                                      (619)       (3.97)          857         3.3           363         1.6
    Accrued policyholder dividends                   235         1.51        (1,189)           (4.5)       --          --
                                                   -----         ----        ------        ----         -----        ----
      Total federal income tax expense            $4,436        28.45%      $12,208        46.6%       $7,713        32.2%
                                                   =====         ====        ======        ====         =====        ====

    The Company's consolidated federal income tax return has been examined by the IRS through the year ending December 31, 1994. The Company is currently under examination for the years ending December 31, 1995 and December 31, 1996. The Company does not expect the examination to result in a material adjustment.

    Income tax expense (benefit) on net realized capital gains (losses) amounted to $2,565,792, $3,056,961, and ($946,308) for 1998, 1997, and 1996,
    respectively. Of these amounts $1,727,293, $997,476, and $524,540, were transferred to the IMR in 1998, 1997, and 1996, respectively. Net income taxes paid were $11,000,000, $12,500,000, and $16,000,000 in 1998, 1997, and
    1996, respectively.

(10) Benefit Plans

    Defined Benefit Pension Plans

    The Company has two noncontributory defined benefit pension plans that cover substantially all employees and agents who meet eligibility requirements. Until December 12, 1997, the pension plans were funded through a Deposit Administration contract issued by the Company. On December 12, 1997, the Company transferred the plan assets from the Deposit Administration contract to State Street Bank and Trust Company as trustee. The amount transferred was $43,871,243 for the defined benefit pension plans. Plan assets are now invested primarily in the Ultra Series Funds, a family of mutual funds, which serves as the investment vehicle for the Company's variable insurance, annuity and pension products. The total pension expense for 1998, 1997 and 1996 was $2,614,251, $2,673,924 and $673,542, respectively.

    The actuarial present value of accumulated plan benefits and plan net assets available for benefits for the Company's pension plans as of January 1, 1998 and 1997 are as follows (in thousands):

                                                               1998       1997
                                                               ----       ----
    Actuarial present value of accumulated plan benefits
       Vested                                                $35,556    $ 32,101
       Nonvested                                                 741       1,008
                                                              ------      ------
                                                             $36,297    $ 33,109
                                                              ======      ======
    Net assets available for benefits                        $54,074    $ 46,944
                                                              ======      ======

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements

(10) Defined Benefit Pension Plans, continued

    The discount rate used in determining the actuarial present value of accumulated plan benefits on the two plans was 7 percent for 1998 and 1997.

    Defined Contribution Pension Plans

    The Company has two defined contribution plans (401[k] and thrift) which cover all regular full-time employees and agents who meet certain eligibility requirements. Under the plans, the Company contributes an amount equal to 50 percent of the employees' contributions, up to a maximum of 3 percent of the employees' salaries. The Company contributions were approximately $1,212,000, $997,500 and $1,141,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    Nonqualified Pension Plans

    In addition to the defined benefit pension plans mentioned above, the Company has also established three deferred compensation plans and two supplemental benefit plans. The deferred compensation plans are the CUNA Mutual Life Insurance Company Deferred Compensation Plan for Agents and Managers, which had a liability of $759,110 and $651,858 as of December 31, 1998 and 1997, respectively; the CUNA Mutual Life Insurance Company Deferred Compensation Plan for Home Office Employees, which had a liability of $328,758 and $347,617 as of December 31, 1998 and 1997, respectively; and the CUNA Mutual Life Insurance Company Special Deferred Compensation Plan for Managers, which had a liability of $510,264 and $449,457 as of December 31, 1998 and 1997, respectively.

    The supplemental retirement plans include the CUNA Mutual Life Insurance Company Supplemental Retirement Plan for Agents and Managers, which replaces the loss of benefits under the regular pension plan which occurs when deferred compensation is removed from an agent's or manager's earnings base in order to calculate pension benefits. The balance of the liability for this plan is $309,590 and $367,199 as of December 31, 1998 and 1997, respectively. The other plan is the CUNA Mutual Life Insurance Company Supplemental Retirement Plan for Home Office Employees, which replaces the loss of benefits under the regular pension plan which occurs when deferred compensation is removed from a home office employee's earnings base in order to calculate pension benefits. The balance of the liability for this plan is $21,662 and $45,052 as of December 31, 1998 and 1997, respectively.

    Post-retirement Benefit Plans

    The Company provides certain medical and life insurance benefits for retirees and their beneficiaries and covered dependents. The Company's medical benefit plan provides subsidized coverage after retirement for eligible full-time employees and agents, their spouses, and dependents, up to age 65. Starting at age 65, retirees pay the full cost of their coverage. Additionally, the Company provides group term life insurance for its retirees, the face amount of which is based on the individual's salary at retirement. The cost of post-retirement benefits other than pensions is recognized by the Company during the employee's active working careers. The Company adopted this accounting policy as of January 1, 1992, and is amortizing the related initial impact over twenty years.

    The following information is presented on a combined plan basis and sets forth the accumulated post-retirement benefit obligation, the liability for such obligations included in the accompanying Company financial statements, and the post-retirement benefit expense at December 31, 1998 and 1997 (in thousands):

                                                             1998       1997
                                                             ----       ----
         Accumulated post-retirement benefit obligation:
             Active plan participants                      $ 2,746     $ 2,716
             Inactive plan participants                      5,870       5,224
                                                             -----       -----
                                                             8,616       7,940

         Transition obligation                              (1,599)     (1,731)
         Unrecognized loss                                  (1,704)     (2,061)
         Unrecognized prior service cost                       (32)        (44)
                                                             -----       -----
             Accrued post-retirement benefit cost          $ 5,281     $ 4,104
                                                             =====       =====

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                     Notes to Statutory Financial Statements

(9) Benefit Plans, continued

    Post-retirement Benefit Plans, continued

    Net periodic post-retirement benefit expense for 1998 and 1997, including the following components (in thousands):

                                                                1998        1997
                                                                ----        ----
     Service cost                                            $    563   $    889
     Interest cost on projected benefit obligation                617        489
     Amortization
         Prior service cost                                        12         12
         Transition obligation                                    133        133
         Unrecognized loss                                        252        553
                                                                -----      -----
            Net periodic post-retirement benefit expense      $ 1,577    $ 2,076
                                                                =====      =====

     The weighted average discount rate used in determining the post-retirement benefit obligation at December 31, 1998 and 1997, was 7.5 percent; the initial health care cost trend rate was 9.0 percent, trending down to an ultimate rate of 5.0 percent; and the weighted average rate of compensation increase was 5.0 percent. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the post-retirement benefit obligation as of December 31, 1998, by $2,322,112 and the estimated eligibility cost and interest cost components of net periodic post-retirement benefit cost for 1998 by $373,296.

(11) Commitments and Contingencies

     The Company participates in a securities lending program. All securities loaned are fully collateralized with cash, U.S. government securities, or irrevocable bank letters of credit. At December 31, 1998, the par value of securities loaned by the Company totaled $9,935,000.

     The Company had no outstanding loan commitments at December 31, 1998.

     The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management and in-house legal counsel, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial position or results of operations of the Company.

                       CUNA MUTUAL LIFE INSURANCE COMPANY
                      Schedule I - Summary of Investments -
                    Other than Investments in Related Parties
                                December 31, 1998

                                                                                                         Amount at which
                                                                                                          shown in the
                                                                                                       Statutory Statement
                                                                                                       of Admitted Assets,
                                                              Cost                    Value          Liabilities and Surplus
Fixed maturities:
   Bonds:
     United States government and government
       agencies and authorities                         $    53,036,590             58,575,230               56,036,590
     States, municipalities and political subdivisions           38,258                 38,000                   38,258
     Foreign governments                                     16,432,837             17,920,005               16,432,837
     Corporate securities                                   886,239,900            937,190,444              885,830,963
     Foreign corporate securities                            33,986,628             35,949,852               33,986,628
     Mortgage-backed securities                             524,821,267            230,912,759              524,821,267
                                                           ------------           ------------             ------------
       Total fixed maturities                             1,517,555,480          1,580,586,290            1,517,146,543
                                                           ============           ============             ============

Equity securities:
   Common stocks:
     Public utilities                                         2,066,808              2,001,150                2,001,150
     Banks, trust and insurance companies                     3,792,264              5,762,058                5,762,055
     Industrial, miscellaneous and all other                 49,691,636             65,995,304               65,995,304
   Non-redeemable preferred stocks                               71,222                 71,222                   71,222
                                                           ------------           ------------             ------------
       Total equity securities                               55,621,930             73,829,734               73,829,731
                                                           ------------           ============             ------------


Mortgage loans on real estate                               306,036,561                                     306,036,561
Investment real estate                                       14,195,998                                      14,195,998
Real estate acquired in satisfaction of debt                 48,149,533                                      48,149,533
Policy loans                                                101,568,838                                     101,568,838
Other long-term investments                                  16,799,356                                      16,799,356
Investment receivable                                        19,886,019                                      19,886,019
Short-term investments                                       74,481,372                                      74,481,372
                                                           ------------                                    ------------
       Total investments                                 $2,154,295,087                                   2,172,093,951
                                                           ============                                    ============

                       CUNA MUTUAL LIFE INSURANCE COMPANY
               Schedule III - Supplementary Insurance Information
                  Years Ended December 31, 1998, 1997 and 1996

                                                           Future
                                                           policy                              Other
                                                          benefits,                           policy
                                        Deferred           losses,                            claims
                                         policy            claims                               and
                                       acquisition        and loss          Unearned         benefits           Premium
Segment                                   costs           expenses          premiums          payable           revenue

Year ended December 31, 1998:
   Life insurance                      $   --            1,764,656,059         --             9,850,063       687,827,795
                                        =========         ============      ========          =========       ===========

Year ended December 31, 1997:
   Life insurance                      $   --            1,838,556,204         --             7,181,708       588,628,879
                                        =========         ============      ========          =========       ===========

Year ended December 31, 1996:
   Life insurance                      $   --            1,911,927,116         --             5,816,767       456,216,468
                                        =========         ============      ========          =========       ===========






                                                          Benefits        Amortization
                                                           claims          of deferred
                                           Net           losses and          policy            Other
                                       investment        settlement        acquisition       operating          Premium
                                         income           expenses            costs          expenses           written

Year ended December 31, 1998:
   Life insurance                      $148,998,386       307,608,912          --           110,315,105           --
                                        ===========       ===========       ========         ==========        ========

Year ended December 31, 1997:
   Life insurance                      $168,191,667       253,871,140          --           108,657,518           --
                                        ===========       ===========       ========         ==========        ========

Year ended December 31, 1996:
   Life insurance                      $174,573,265       268,333,774          --            61,758,217           --
                                        ===========       ===========       ========         ==========        ========


                       CUNA MUTUAL LIFE INSURANCE COMPANY
                            Schedule IV - Reinsurance
                  Years Ended December 31, 1998, 1997 and 1996

                                                                             Assumed                          Percentage
                                                       Ceded to other      from other                          of amount
                                      Gross amount        companies         companies       Net amount      assumed to net

Year ended December 31, 1998:
   Life insurance in force           $ 11,220,070,381     2,032,638,000    2,805,647,619    11,993,080,000       23.4%
                                       ==============      ============     ============     =============      ======

   Premiums
     Life insurance                  $    456,220,390        21,482,248       31,465,273       466,203,415
     Accident and health insurance          2,187,481           785,275       16,889,420        18,291,626
                                       --------------      ------------     ------------     -------------

       Total premiums                $    458,407,871        22,267,523       48,354,693       484,495,041       10.0%
                                       ==============      ============     ============     =============      ======

Year ended December 31, 1997:
   Life insurance in force           $ 11,011,821,402     1,730,140,000    2,358,526,598    11,640,208,000       20.3%
                                       ==============      ============     ============     =============      ======

   Premiums
     Life insurance                  $    421,255,332        32,540,795       26,009,624       414,724,161
     Accident and health insurance          1,891,033           639,302       13,633,904        14,885,635
                                       --------------      ------------     ------------     -------------

       Total premiums                $    423,146,365        33,180,097       39,643,528       429,609,796        9.2%
                                       ==============      ============     ============     =============      ======

Year ended December 31, 1996:
   Life insurance in force           $ 11,034,287,601     1,593,020,119    1,950,126,518    11,391,394,000       17.1%
                                       ==============      ============     ============     =============      ======

   Premiums
     Life insurance                  $    369,320,913        42,927,795       20,190,933       346,584,051
     Accident and health insurance          1,709,891           454,396       10,751,785        12,007,280
                                       --------------      ------------     ------------     -------------

       Total premiums                $    371,030,804        43,382,191       30,942,718       358,591,331        8.6%
                                       ==============      ============     ============     =============      ======

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
CUNA Mutual Life Insurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, and surplus of CUNA Mutual Life Insurance Company as of December 31, 1998 and 1997, and the related statutory statements of operations, changes in unassigned surplus, and cash flows for each of the years in the three-year period ended December 31, 1998. In connection with our audits of the financial statements, we also have audited the financial statement schedules I, III, and
IV. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division, which practices differ from generally accepted accounting principles. The effects of the variances between the statutory basis of accounting and generally accepted accounting principles on the 1997 and 1996 financial statements are also described in note 1. The effects of such variances on the 1998 financial statements, although not reasonably determinable as of this date, are presumed to be material.

In our opinion, because of the effects of the matters discussed in the third paragraph of this report, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of CUNA Mutual Life Insurance Company as of December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the years in the three-year period ended December 31, 1998.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of CUNA Mutual Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, on the basis of accounting described in note 1. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements, taken as a whole, present fairly, in all material respects, the information set forth therein.


                                                 KPMG PEAT MARWICK LLP
Des Moines, Iowa
March 19, 1999

Appendix A - Illustrations of Policy Values and Death Benefits

The following tables have been prepared to help show how values under the Policy can change with investment performance. At your request, we will provide an illustration based upon your Age, planned premium payments and other factors.

The illustrations are based on the following five factors. (The upper right hand corner of each illustration identifies those factors.)

          1.   Age at issue - Some show Age 35. Others show Age 50.

          2. Planned annual premium - The premium illustrated is $1,200 or $2,500.

          3. Cost of Insurance - Some show the mortality rates currently being charged. Others show the guaranteed rate (the maximum rate the Policy allows us to charge).

          4.   Projected  Dividends - Illustrations  based on current  mortality
               rates  include  projected   dividends.   Illustrations  based  on
               guaranteed mortality rates do not.

          5. Choice of death benefit option - Some show option 1 and others show option 2.

Factors That Do Not Vary

All the illustrations make the following assumptions:

  o  The Insured is a Standard Non Tobacco User.
  o  The Specified Amount of coverage is $100,000.
  o  Planned premiums are paid on the first day of the Policy year for 30 years.
  o  No loans are taken.
  o  No Partial Withdrawals are made.
  o All Net Premium is allocated to the Separate Account and invested equally in each Fund. o No changes are made to the Specified Amount.
  o  No transfer fees are incurred.
  o  The Policy has no riders.
  o  The charge for state Premium Expense Charge is 2%.
  o  No federal income tax is paid.

Effect of Hypothetical Investment Returns

To show how investment return affects Policy values, the tables illustrate three different hypothetical rates of return. The tables show gross annual rates of return of 0%, 6% and 12%, which produce approximate net annual rates of return of -1.79%, 4.21% and 10.21%, respectively. Net returns are lower than gross returns due to charges made by the Separate Account and by the underlying funds. Charges are expressed as a percentage of average daily net assets.

The table below shows for each Subaccount the total of the mortality and expense fee and the underlying series level fees.

                                    Mortality & Expense     Fund Fees*     Total
Money Market                                  0.90           0.46           1.36
Bond                                          0.90           0.56           1.46
Balanced                                      0.90           0.71           1.61
Growth and Income Stock                       0.90           0.61           1.51
Capital Appreciation Stock                    0.90           0.81           1.71
Mid-Cap Stock                                 0.90           1.01           1.91
T. Rowe Price International Stock             0.90           1.05           1.95
MFS Global Governments                        0.90           1.01           1.91
MFS Emerging Growth                           0.90           0.85           1.75
Oppenheimer High Income/VA                    0.90           0.81           1.71
Templeton Developing Markets Fund - Class 2   0.90           1.91           2.81

Average                                       0.90           0.89           1.79

*    The  illustrations  on the following  pages are computed  using the average
     1.79 total expense across the Subaccounts for last year. The Fund Fees are the expenses incurred by each Fund during the most recent fiscal year. The prospectus and statement of additional information for each Fund more fully discusses its expenses. Certain expenses of the MFS Global Governments Fund were reimbursed by the Fund's investment adviser during 1998. Pursuant to an agreement between the Fund and its investment adviser, the reimbursement will continue past the current fiscal year. Absent the expense reimbursement, the MFS Global Governments Fund expenses (Fund Fees) would have been 1.15%.

How Varying a Factor Affects Hypothetical Investment Returns

Changing any factor in the illustrations would change many numbers throughout the table. For example, illustrated values would be different if the Insured were a different Age, or a different risk classification. Policy values would change if premiums were paid at different times or in different amounts or if investment rates of return fluctuated up and down. Policy values based on current mortality charges would be lower if we did not pay the dividends it has projected but not guaranteed. (Dividends are expected to be paid beginning in policy year 11 and are projected at 0.70% of policy value during policy years 11-20 and 1.10% of policy value during policy years 21+.) Policy values would be lower if more expenses were paid. Expenses vary by each underlying fund portfolio and each has the right to change its charge in the future. The illustrations do not show any charges for federal income taxes. If in the future taxes were due, gross annual rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the charge for taxes in order to produce the Policy values shown.


                          ILLUSTRATION OF POLICY VALUES
                      MEMBERS(R) Variable Universal Life II
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 1

Male Standard Non Tobacco User                                                                                     Age at Issue: 35
Specified Mount: $100,000                                                                                    Annual Premium: $1,200
Planned Premium Payable Annually for: 30 years                                                  Based on: Current Mortality Charges
Policy Loans and Withdrawal: None                                                                     Projected Dividends: Included
Hypothetical Gross Rates of Return: 0%, 6%, and 12%                                                        Death Benefit: Option 1*

               Premiums
  End of       Accum at             0.00% GROSS                        6.00% GROSS                         12.00% GROSS
   Year    5% Interest per        (-1.79% NET)                        (4.21% NET)                         (10.21% NET)
                year
                          Death     Accum   Surrender        Death      Accum   Surrender         Death     Accum   Surrender
                         Benefit    Value       Value      Benefit      Value       Value       Benefit     Value       Value
     1         1,260     100,000      870          99      100,000        931         160       100,000       993         222
     2         2,583     100,000    1,718         985      100,000      1,895       1,162       100,000     2,080       1,347
     3         3,972     100,000    2,539       1,846      100,000      2,888       2,195       100,000     3,267       2,574
     4         5,431     100,000    3,336       2,681      100,000      3,913       3,258       100,000     4,566       3,911
     5         6,962     100,000    4,106       3,528      100,000      4,970       4,392       100,000     5,986       5,408
     6         8,570     100,000    4,849       4,348      100,000      6,057       5,556       100,000     7,538       7,037
     7        10,259     100,000    5,564       5,178      100,000      7,177       6,791       100,000     9,236       8,850
     8        12,032     100,000    6,249       5,980      100,000      8,326       8,057       100,000    11,093      10,824
     9        13,893     100,000    6,905       6,751      100,000      9,511       9,357       100,000    13,127      12,973
    10        15,848     100,000    7,531       7,531      100,000     10,727      10,727       100,000    15,354      15,354
    15        27,189     100,000   11,342      11,342      100,000     18,800      18,800       100,000    32,121      32,121
    20        41,663     100,000   14,551      14,551      100,000     28,749      28,749       100,000    60,262      60,262
    25        60,136     100,000   17,055      17,055      100,000     41,577      41,577       146,568   109,379     109,379
    30        83,713     100,000   18,019      18,019      100,000     57,616      57,616       234,608   192,302     192,302


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 1 the death benefit is the greater of (1) the Specified  Amount or
(2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.


                          ILLUSTRATION OF POLICY VALUES
                      MEMBERS(R) Variable Universal Life II
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 2

Male Standard Non Tobacco User                                                                                      Age at Issue: 35
Specified Mount: $100,000                                                                                     Annual Premium: $1,200
Planned Premium Payable Annually for: 30 years                                               Based on: Guaranteed  Mortality Charges
Policy Loans and Withdrawal: None                                                                  Projected Dividends: Not Included
Hypothetical Gross Rates of Return: 0%, 6%, and 12%                                                         Death Benefit: Option 1*

                Premiums
  End of       Accum at             0.00% GROSS                        6.00% GROSS                         12.00% GROSS
   Year    5% Interest per        (-1.79% NET)                        (4.21% NET)                         (10.21% NET)
                year
                          Death     Accum   Surrender        Death      Accum   Surrender         Death     Accum   Surrender
                         Benefit    Value       Value      Benefit      Value       Value       Benefit     Value       Value
     1         1,260     100,000      870          99      100,000        931         160       100,000       993         222
     2         2,583     100,000    1,718         985      100,000      1,895       1,162       100,000     2,080       1,347
     3         3,972     100,000    2,539       1,846      100,000      2,888       2,195       100,000     3,267       2,574
     4         5,431     100,000    3,336       2,681      100,000      3,913       3,258       100,000     4,566       3,911
     5         6,962     100,000    4,106       3,528      100,000      4,970       4,392       100,000     5,986       5,408
     6         8,570     100,000    4,849       4,348      100,000      6,057       5,556       100,000     7,538       7,037
     7        10,259     100,000    5,564       5,178      100,000      7,177       6,791       100,000     9,236       8,850
     8        12,032     100,000    6,249       5,980      100,000      8,326       8,057       100,000    11,093      10,824
     9        13,893     100,000    6,905       6,751      100,000      9,511       9,357       100,000    13,127      12,973
    10        15,848     100,000    7,531       7,531      100,000     10,727      10,727       100,000    15,354      15,354
    15        27,189     100,000   10,360      10,360      100,000     17,543      17,543       100,000    30,457      30,457
    20        41,663     100,000   12,081      12,081      100,000     25,161      25,161       100,000    54,725      54,725
    25        60,136     100,000   12,087      12,087      100,000     33,323      33,323       126,407    94,334      94,334
    30        83,713     100,000    9,309       9,309      100,000     41,641      41,641       192,288   157,613     157,613


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 1 the death benefit is the greater of (1) the Specified  Amount or
(2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.


                          ILLUSTRATION OF POLICY VALUES
                      MEMBERS(R) Variable Universal Life II
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 3

Male Standard Non Tobacco User                                                                                      Age at Issue: 35
Specified Mount: $100,000                                                                                     Annual Premium: $1,200
Planned Premium Payable Annually for: 30 years                                                   Based on: Current Mortality Charges
Policy Loans and Withdrawal: None                                                                      Projected Dividends: Included
Hypothetical Gross Rates of Return: 0%, 6%, and 12%                                                         Death Benefit: Option 2*

                Premiums
  End of       Accum at             0.00% GROSS                        6.00% GROSS                         12.00% GROSS
   Year    5% Interest per        (-1.79% NET)                        (4.21% NET)                         (10.21% NET)
                year
                          Death     Accum   Surrender        Death      Accum   Surrender         Death     Accum   Surrender
                         Benefit    Value       Value      Benefit      Value       Value       Benefit     Value       Value
     1         1,260     100,868      868          97      100,930        930         159       100,991       991         220
     2         2,583     101,712    1,712         980      101,889      1,889       1,157       102,073     2,073       1,341
     3         3,972     102,529    2,529       1,835      102,877      2,877       2,183       103,254     3,254       2,560
     4         5,431     103,318    3,318       2,663      103,892      3,892       3,237       104,541     4,541       3,886
     5         6,962     104,080    4,080       3,502      104,937      4,937       4,359       105,945     5,945       5,367
     6         8,570     104,811    4,811       4,310      106,008      6,008       5,507       107,475     7,475       6,974
     7        10,259     105,511    5,511       5,126      107,106      7,106       6,721       109,142     9,142      8,757
     8        12,032     106,181    6,181       5,911      108,231      8,231       7,961       110,959    10,959      10,689
     9        13,893     106,817    6,817       6,663      109,382      9,382       9,228       112,940    12,940      12,786
    10        15,848     107,419    7,419       7,419      110,558     10,558      10,558       115,099    15,099      15,099
    15        27,189     111,108   11,108      11,108      118,364     18,364      18,364       131,302    31,302      31,302
    20        41,663     114,086   14,086      14,086      127,698     27,698      27,698       157,827    57,827      57,827
    25        60,136     116,127   16,127      16,127      139,030     39,030      39,030       202,725   102,725     102,725
    30        83,713     116,253   16,253      16,253      151,589     51,589      51,589       277,022   177,022     177,022



IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 2 the death benefit is the greater of (1) the Specified Amount plus the Policy Value on date of death, or (2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.


                          ILLUSTRATION OF POLICY VALUES
                      MEMBERS(R) Variable Universal Life II
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 4

Male Standard Non Tobacco User                                                                                      Age at Issue: 35
Specified Mount: $100,000                                                                                     Annual Premium: $1,200
Planned Premium Payable Annually for: 30 years                                                Based on: Guaranteed Mortality Charges
Policy Loans and Withdrawal: None                                                                  Projected Dividends: Not Included
Hypothetical Gross Rates of Return: 0%, 6%, and 12%                                                         Death Benefit: Option 2*

                Premiums
  End of       Accum at             0.00% GROSS                        6.00% GROSS                         12.00% GROSS
   Year    5% Interest per        (-1.79% NET)                        (4.21% NET)                         (10.21% NET)
                year
                          Death     Accum   Surrender        Death      Accum   Surrender         Death     Accum   Surrender
                         Benefit    Value       Value      Benefit      Value       Value       Benefit     Value       Value
     1         1,260     100,868      868          97      100,930        930         159       100,991       991         220
     2         2,583     101,712    1,712         980      101,889      1,889       1,157       102,073     2,073       1,341
     3         3,972     102,529    2,529       1,835      102,877      2,877       2,183       103,254     3,254       2,560
     4         5,431     103,318    3,318       2,663      103,892      3,892       3,237       104,541     4,541       3,886
     5         6,962     104,080    4,080       3,502      104,937      4,937       4,359       105,945     5,945       5,367
     6         8,570     104,811    4,811       4,310      106,008      6,008       5,507       107,475     7,475       6,974
     7        10,259     105,511    5,511       5,126      107,106      7,106       6,721       109,142     9,142       8,757
     8        12,032     106,181    6,181       5,911      108,231      8,231       7,961       110,959    10,959      10,689
     9        13,893     106,817    6,817       6,663      109,382      9,382       9,228       112,940    12,940      12,786
    10        15,848     107,419    7,419       7,419      110,558     10,558      10,558       115,099    15,099      15,099
    15        27,189     110,069   10,069      10,069      117,006     17,006      17,006       129,456    29,456      29,456
    20        41,663     111,459   11,459      11,459      123,748     23,748      23,748       151,446    51,446      51,446
    25        60,136     110,900   10,900      10,900      129,931     29,931      29,931       184,790    84,790      84,790
    30        83,713     107,318    7,318       7,318      134,007     34,007      34,007       234,980   134,980     134,980


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 2 the death benefit is the greater of (1) the Specified Amount plus the Policy Value on date of death, or (2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.



                          ILLUSTRATION OF POLICY VALUES
                      MEMBERS(R) Variable Universal Life II
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 5

Male Standard Non Tobacco User                                                                                      Age at Issue: 50
Specified Mount: $100,000                                                                                     Annual Premium: $2,500
Planned Premium Payable Annually for: 30 years                                                   Based on: Current Mortality Charges
Policy Loans and Withdrawal: None                                                                      Projected Dividends: Included
Hypothetical Gross Rates of Return: 0%, 6%, and 12%                                                         Death Benefit: Option 1*

                Premiums
  End of       Accum at             0.00% GROSS                        6.00% GROSS                         12.00% GROSS
   Year    5% Interest per        (-1.79% NET)                        (4.21% NET)                         (10.21% NET)
                year
                          Death     Accum   Surrender        Death      Accum   Surrender         Death     Accum   Surrender
                         Benefit    Value       Value      Benefit      Value       Value       Benefit     Value       Value
     1         2,625     100,000    1,795         204      100,000      1,922         331       100,000     2,050         459
     2         5,381     100,000    3,532       2,021      100,000      3,900       2,389       100,000     4,284       2,773
     3         8,275     100,000    5,211       3,779      100,000      5,935       4,503       100,000     6,721       5,289
     4        11,314     100,000    6,831       5,478      100,000      8,028       6,675       100,000     9,383       8,030
     5        14,505     100,000    8,394       7,201      100,000     10,185       8,992       100,000    12,296      11,103
     6        17,855     100,000    9,904       8,870      100,000     12,412      11,378       100,000    15,492      14,458
     7        21,373     100,000   11,339      10,544      100,000     14,691      13,896       100,000    18,983      18,188
     8        25,066     100,000   12,702      12,146      100,000     17,028      16,472       100,000    22,805      22,249
     9        28,945     100,000   13,990      13,672      100,000     19,424      19,106       100,000    26,995      26,677
    10        33,017     100,000   15,200      15,200      100,000     21,880      21,880       100,000    31,598      31,598
    15        56,644     100,000   22,165      22,165      100,000     37,864      37,864       100,000    66,253      66,253
    20        86,798     100,000   26,666      26,666      100,000     57,268      57,268       145,644   125,555     125,555
    25       125,284     100,000   27,577      27,577      100,000     83,599      83,599       243,889   227,934     227,934
    30       174,402     100,000   20,861      20,861      126,502    120,478     120,478       421,694   401,613     401,613


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 1 the death benefit is the greater of (1) the Specified  Amount or
(2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.


                          ILLUSTRATION OF POLICY VALUES
                      MEMBERS(R) Variable Universal Life II
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 6

Male Standard Non Tobacco User                                                                                      Age at Issue: 50
Specified Mount: $100,000                                                                                     Annual Premium: $2,500
Planned Premium Payable Annually for: 30 years                                                Based on: Guaranteed Mortality Charges
Policy Loans and Withdrawal: None                                                                  Projected Dividends: Not Included
Hypothetical Gross Rates of Return: 0%, 6%, and 12%                                                         Death Benefit: Option 1*

                Premiums
  End of       Accum at             0.00% GROSS                        6.00% GROSS                         12.00% GROSS
   Year    5% Interest per        (-1.79% NET)                        (4.21% NET)                         (10.21% NET)
                year
                          Death     Accum   Surrender        Death      Accum   Surrender         Death     Accum   Surrender
                         Benefit    Value       Value      Benefit      Value       Value       Benefit     Value       Value
     1         2,625     100,000    1,795         204      100,000      1,922         331       100,000     2,050         459
     2         5,381     100,000    3,521       2,010      100,000      3,889       2,378       100,000     4,273       2,762
     3         8,275     100,000    5,177       3,745      100,000      5,899       4,467       100,000     6,684       5,252
     4        11,314     100,000    6,756       5,403      100,000      7,949       6,596       100,000     9,299       7,946
     5        14,505     100,000    8,254       7,061      100,000     10,035       8,842       100,000    12,135      10,942
     6        17,855     100,000    9,669       8,635      100,000     12,157      11,123       100,000    15,216      14,182
     7        21,373     100,000   10,995      10,200      100,000     14,312      13,517       100,000    18,566      17,771
     8        25,066     100,000   12,233      11,677      100,000     16,503      15,947       100,000    22,218      21,662
     9        28,945     100,000   13,378      13,060      100,000     18,728      18,410       100,000    26,207      25,889
    10        33,017     100,000   14,420      14,420      100,000     20,981      20,981       100,000    30,568      30,568
    15        56,644     100,000   17,985      17,985      100,000     32,796      32,796       100,000    60,112      60,112
    20        86,798     100,000   17,141      17,141      100,000     44,819      44,819       127,607   110,006     110,006
    25       125,284     100,000    8,355       8,355      100,000     56,683      56,683       203,956   190,613     190,613
    30       174,402        **        **          **       100,000     68,279      68,279       336,459   320,437     320,437


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 1 the death benefit is the greater of (1) the Specified  Amount or
(2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.

** Policy terminated before year 30.


                          ILLUSTRATION OF POLICY VALUES
                      MEMBERS(R) Variable Universal Life II
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 7

Male Standard Non Tobacco User                                                                                      Age at Issue: 50
Specified Mount: $100,000                                                                                     Annual Premium: $2,500
Planned Premium Payable Annually for: 30 years                                                   Based on: Current Mortality Charges
Policy Loans and Withdrawal: None                                                                      Projected Dividends: Included
Hypothetical Gross Rates of Return: 0%, 6%, and 12%                                                         Death Benefit: Option 2*

                Premiums
  End of       Accum at             0.00% GROSS                        6.00% GROSS                         12.00% GROSS
   Year    5% Interest per        (-1.79% NET)                        (4.21% NET)                         (10.21% NET)
                year
                          Death     Accum   Surrender        Death      Accum   Surrender         Death     Accum   Surrender
                         Benefit    Value       Value      Benefit      Value       Value       Benefit     Value       Value
     1         2,625     101,784    1,784         193      101,911      1,911         320       102,038     2,038         447
     2         5,381     103,500    3,500       1,989      103,865      3,865       2,354       104,245     4,245       2,734
     3         8,275     105,147    5,147       3,715      105,861      5,861       4,429       106,637     6,637       5,205
     4        11,314     106,722    6,722       5,370      107,898      7,898       6,546       109,228     9,228       7,876
     5        14,505     108,229    8,229       7,036      109,979      9,979       8,786       112,041    12,041      10,848
     6        17,855     109,668    9,668       8,634      112,106     12,106      11,072       115,098    15,098      14,064
     7        21,373     111,017   11,017      10,222      114,256     14,256      13,461       118,398    18,398      17,603
     8        25,066     112,276   12,276      11,719      116,428     16,428      15,871       121,965    21,965      21,408
     9        28,945     113,437   13,437      13,119      118,615     18,615      18,297       125,817    25,817      25,499
    10        33,017     114,501   14,501      14,501      120,813     20,813      20,813       129,980    29,980      29,980
    15        56,644     120,547   20,547      20,547      134,829     34,829      34,829       160,540    60,540      60,540
    20        86,798     123,065   23,065      23,065      148,972     48,972      48,972       207,638   107,638     107,638
    25       125,284     120,098   20,098      20,098      161,487     61,487      61,487       282,357   182,357     182,357
    30       174,402     107,445    7,445       7,445      166,473     66,473      66,473       397,266   297,266     297,266


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 2 the death benefit is the greater of (1) the Specified Amount plus the Policy Value on date of death, or (2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.



                          ILLUSTRATION OF POLICY VALUES
                      MEMBERS(R) Variable Universal Life II
                  ISSUED BY CUNA MUTUAL LIFE INSURANCE COMPANY
                                    NUMBER 8

Male Standard Non Tobacco User                                                                                   Age at Issue: 50
Specified Mount: $100,000                                                                                  Annual Premium: $2,500
Planned Premium Payable Annually for: 30 years                                             Based on: Guaranteed Mortality Charges
Policy Loans and Withdrawal: None                                                               Projected Dividends: Not Included
Hypothetical Gross Rates of Return: 0%, 6%, and 12%                                                      Death Benefit: Option 2*

                Premiums
  End of       Accum at             0.00% GROSS                        6.00% GROSS                         12.00% GROSS
   Year    5% Interest per        (-1.79% NET)                        (4.21% NET)                         (10.21% NET)
                year
                          Death     Accum   Surrender        Death      Accum   Surrender         Death     Accum   Surrender
                         Benefit    Value       Value      Benefit      Value       Value       Benefit     Value       Value
     1         2,625     101,784    1,784         193      101,911      1,911         320       102,038     2,038         447
     2         5,381     103,489    3,489       1,978      103,853      3,853       2,342       104,233     4,233       2,722
     3         8,275     105,112    5,112       3,680      105,824      5,824       4,392       106,598     6,598      5,166
     4        11,314     106,643    6,643       5,291      107,813      7,813       6,461       109,138     9,138       7,786
     5        14,505     108,079    8,079       6,886      109,817      9,817       8,624       111,865    11,865      10,672
     6        17,855     109,414    9,414       8,380      111,826     11,826      10,792       114,789    14,789      13,755
     7        21,373     110,641   10,641       9,846      113,834     13,834      13,039       117,924    17,924      17,129
     8        25,066     111,760   11,760      11,203      115,837     15,837      15,280       121,287    21,287      20,730
     9        28,945     112,760   12,760      12,442      117,822     17,822      17,504       124,887    24,887      24,569
    10        33,017     113,633   13,633      13,633      119,779     19,779      19,779       128,740    28,740      28,740
    15        56,644     115,853   15,853      15,853      128,749     28,749      28,749       152,431    52,431      52,431
    20        86,798     112,669   12,669      12,669      133,773     33,773      33,773       184,063    84,063      84,063
    25       125,284     101,079    1,079       1,079      129,997     29,997      29,997       224,130   124,130     124,130
    30       174,402        **       **           **       108,952      8,952       8,952       270,489   170,489     170,489


IMPORTANT NOTICE: The hypothetical investment rates of return shown are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including your choice of investment allocations and the investment results of each series of each underlying fund. The death benefits and Policy values would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual Policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

*Under Option 2 the death benefit is the greater of (1) the Specified Amount plus the Policy Value on date of death, or (2) the Policy Value on the date of death multiplied by the Death Benefit Percentage Factor described in the section of the prospectus titled The Policy - Death Benefit Proceeds.

** Policy terminated before year 30.

  Appendix B - First Year Surrender Charges per $1,000 of Specified Amount
  -----------------------------------------------------------------------------

    ISSUE AGE                MALE COMPOSITE                FEMALE COMPOSITE
        0                         0.95                           0.87
        1                         1.07                           0.99
        2                         1.19                           1.11
        3                         1.30                           1.22
        4                         1.42                           1.34
        5                         1.54                           1.46
        6                         1.70                           1.59
        7                         1.88                           1.72
        8                         2.06                           1.85
        9                         2.24                           1.98
       10                         2.39                           2.11
       11                         2.51                           2.23
       12                         2.62                           2.35
       13                         2.71                           2.46
       14                         2.80                           2.57
       15                         2.88                           2.67

    ISSUE AGE                  MALE                            FEMALE
                  NON TOBACCO      TOBACCO         NON TOBACCO       TOBACCO
       16             2.94           2.94              2.74            2.74
       17             2.99           2.99              2.80            2.80
       18             3.03           3.03              2.85            2.85
       19             3.10           3.10              2.92            2.92
       20             3.21           3.24              3.03            3.05
       21             3.37           3.49              3.18            3.28
       22             3.56           3.74              3.37            3.51
       23             3.78           4.00              3.57            3.75
       24             4.03           4.25              3.79            3.98
       25             4.29           4.50              4.02            4.21
       26             4.57           4.79              4.26            4.51
       27             4.88           5.11              4.51            4.85
       28             5.21           5.45              4.77            5.22
       29             5.55           5.82              5.05            5.59
       30             5.89           6.18              5.33            5.95
       31             6.23           6.54              5.63            6.31
       32             6.59           6.91              5.93            6.68
       33             6.95           7.30              6.25            7.04
       34             7.32           7.70              6.57            7.42
       35             7.71           8.13              6.90            7.79

  Note:  Preferred and Standard Policies use the same Surrender Charge.

       ISSUE AGE                    MALE                            FEMALE
                      NON TOBACCO          TOBACCO       NON TOBACCO     TOBACCO
          36              8.11               8.58            7.22           8.17
          37              8.53               9.05            7.55           8.55
          38              8.95               9.54            7.88           8.94
          39              9.40              10.07            8.22           9.32
          40              9.87              10.62            8.58           9.70
          41             10.36              11.21            8.96          10.06
          42             10.86              11.82            9.35          10.41
          43             11.39              12.46            9.76          10.76
          44             11.94              13.14           10.18          11.12
          45             12.53              13.86           10.64          11.52
          46             13.14              14.61           11.10          11.92
          47             13.76              15.39           11.56          12.30
          48             14.41              16.21           12.06          12.73
          49             15.12              17.08           12.62          13.25
          50             15.91              18.00           13.28          13.91
          51             16.79              19.00           14.07          14.77
          52             17.74              20.07           14.98          15.79
          53             18.74              21.18           15.94          16.89
          54             19.78              22.31           16.92          18.00
          55             20.83              23.43           17.86          19.04
          56             21.85              24.48           18.70          19.96
          57             22.84              25.47           19.49          20.80
          58             23.88              26.50           20.30          21.65
          59             25.04              27.68           21.20          22.59
          60             26.39              29.11           22.30          23.71
          61             27.01              29.87           23.08          24.53
          62             27.42              30.48           23.84          25.32
          63             27.73              31.00           24.55          26.06
          64             28.04              31.50           25.20          26.71
          65             28.45              32.05           25.75          27.25
          66             28.96              32.58           26.18          27.60
          67             29.50              33.05           26.49          27.78
          68             30.07              33.55           26.74          27.91
          69             30.70              34.19           27.00          28.07
          70             31.39              35.07           27.31          28.39
          71             32.25              36.52           27.72          29.01
          72             33.12              37.97           28.12          29.64
          73             33.98              39.41           28.53          30.26
          74             34.85              40.86           28.93          30.89
          75             35.71              42.31           29.34          31.51

        Note:  Preferred and Standard Policies use the same Surrender Charge.

Appendix C - Death Benefit Percentage Factor

The Death Benefit Percentage Factor required by the Internal Revenue Code for treatment of the Policy as a life insurance Policy.


            Attained Age            |    Death Benefit Percentage Factor
            ------------------------------------------------------------
            0-40                    |           2.50
            41                      |           2.43
            42                      |           2.36
            43                      |           2.29
            44                      |           2.22
            45                      |           2.15
            ------------------------------------------------------------
            46                      |           2.09
            47                      |           2.03
            48                      |           1.97
            49                      |           1.91
            50                      |           1.85
            ------------------------------------------------------------
            51                      |           1.78
            52                      |           1.71
            53                      |           1.64
            54                      |           1.57
            55                      |           1.50
            ------------------------------------------------------------
            56                      |           1.46
            57                      |           1.42
            58                      |           1.38
            59                      |           1.34
            60                      |           1.30
            ------------------------------------------------------------
            61                      |           1.28
            62                      |           1.26
            63                      |           1.24
            64                      |           1.22
            65                      |           1.20
            ------------------------------------------------------------
            66                      |           1.19
            67                      |           1.18
            68                      |           1.17
            69                      |           1.16
            70                      |           1.15
            ------------------------------------------------------------
            71                      |           1.13
            72                      |           1.11
            73                      |           1.09
            74                      |           1.07
            75-90                   |           1.05
            ------------------------------------------------------------
            91                      |           1.04
            92                      |           1.03
            93                      |           1.02
            94                      |           1.01
            95                      |           1.00
            ------------------------------------------------------------






                                     PART II

                                  UNDERTAKINGS

1. Section 11 of the Bylaws of CUNA Mutual Life Insurance Company provides for indemnification of officers and directors of the Company against claims and liabilities the officers or directors become subject to by reason of having served as officer or director of the Company or any subsidiary or affiliate company. Such indemnification covers liability for all actions alleged to have been taken, omitted, or neglected by such person in the line of duty as director or officer, except liability arising out of the officers' or directors' willful misconduct.

2. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.



 REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

CUNA Mutual Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by CUNA Mutual Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The Prospectus consisting of 106 pages.

         Undertakings.

         Representation.

         The signatures.

         Written consent or opinion of the following persons:

                  KPMG Peat Marwick LLP
                  PricewaterhouseCoopers LLP
                  Sutherland, Asbill & Brennan LLP
                  Scott Allen - Associate Actuary

         The following exhibits:

1. Exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2:

          1. Resolution to Authorize Registration of and Investment in Separate Accounts. Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

          2.   Not Applicable

          3. a. Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. effective January 1, 1996.

               b. Servicing Agreement related to the Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc. effective January 1, 1996.

          4.   Not Applicable

          5. a. Standard VUL Contract Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

                    i. Accelerated Benefit Option Endorsement. Form 1668 Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

                    ii. Accidental Death Benefit Rider. 99-ADB-RV1 Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

                    iii. Children's  Insurance  Rider.  99-CIR-RV1  Incorporated
                         herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

                    iv. Executive Benefit Plan Endorsement. 98-EBP Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

                    v. Guaranteed Insurability Rider. 99-GIR-RV1 Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

                    vi. Term Insurance Rider for Other Insureds. 99-OIR-RV1 Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

                    vii. Waiver  of   Premium   Disability   Rider.   99-WVR-RV1
                         Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

          6. a. Articles of Incorporation of the Company. Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

               b. Bylaws. Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

          7.   Not Applicable

          8. Servicing Agreement Between CUNA Mutual Life Insurance Company and CIMCO Inc. dated May 1, 1997.

          9. a. Participation Agreement between T. Rowe Price International Series, Inc. and the Company dated April 22, 1994. Amendment to Participation Agreement dated November 1994.

               b. Participation Agreement between MFS Variable Insurance Trust and the Company dated April 29, 1994. Amendment to Participation Agreement dated November 1994. Amendment to Participation Agreement effective May 1, 1996.

               c. Participation Agreement between Oppenheimer Variable Account Funds and the Company dated February 20, 1997.

               d. Participation Agreement between Templeton Variable Products Series Fund and the Company dated March 31, 1997.

          10. Application. Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

2.   Opinion of Counsel

3.   Not applicable

4.   Not applicable

5.   Not applicable

6.   Not applicable

7.   Issuance, Transfer and Redemption Procedures.

Powers of Attorney. Incorporated herein by reference to Form S-6 initial registration statement (File No. 333-81499) filed with the Commission on June 24, 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, CUNA Mutual Life Variable Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 5th day of October, 1999.


                                  CUNA Mutual Life Variable Account (Registrant)
                                  By:  CUNA Mutual Life Insurance Company

                                  By:      /s/  Michael B. Kitchen
                                            Michael B. Kitchen
                                            President


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the depositor, CUNA Mutual Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Madison, and State of Wisconsin, on the 5th day of October, 1999.


                                  CUNA Mutual Life Insurance Company (Depositor)



                                  By:      /s/ Michael B. Kitchen
                                            Michael B. Kitchen
                                            President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

SIGNATURES AND TITLE                             DATE                SIGNATURES AND TITLE                           DATE

James C. Barbre                       *                            Omer K. Reed                          *
James C. Barbre, Director                                          Omer K. Reed, Director


Robert W. Bream                       *                            Richard C. Robertson                  *
Robert W. Bream, Director                                          Richard C. Robertson, Director


Wilfred F. Broxterman                 *                            Rosemarie M. Shultz                   *
Wilfred F. Broxterman, Director                                    Rosemarie M. Shultz, Director


James L. Bryan                        *                            Neil A. Springer                      *
James L. Bryan, Director                                           Neil A. Springer, Director


Loretta M. Burd                       *                            Farouk D. G. Wang                     *
Loretta M. Burd, Director                                          Farouk D. G. Wang, Director


Ralph B. Canterbury                   *                            Larry T. Wilson                       *
Ralph B. Canterbury, Director                                      Larry T. Wilson, Director


Joseph N. Cugini                      *                            /s/  Kevin S. Thompson                        10/05/99
Joseph N. Cugini, Director                                         Kevin S. Thompson, Attorney-In-Fact


Rudolf J. Hanley                      *
Rudolf J. Hanley, Director


Jerald R. Hinrichs                    *
Jerald R. Hinrichs, Director


/s/  Michael B. Kitchen                      10/05/99
Michael B. Kitchen, Director


Robert T. Lynch                       *
Robert T. Lynch, Director


Brian L. McDonnell                    *
Brian L. McDonnell, Director


C. Alan Peppers                       *
C. Alan Peppers, Director

*Pursuant to Powers of Attorney filed herewith

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacity indicated on the date indicated.


SIGNATURE AND TITLE                                           DATE



/s/ Michael G. Joneson                                      10/05/99
Michael G. Joneson
Vice President - Accounting & Financial Systems



/s/  David G. Topp                                          10/05/99
David G. Topp
Assistant Vice President - Finance



/s/  Michael B. Kitchen                                     10/05/99
Michael B. Kitchen
President and Chief Executive Officer

                                  EXHIBIT INDEX


KPMG Peat Marwick Consent

PricewaterhouseCoopers LLP Consent

Sutherland, Asbill & Brennan LLP Consent

Associate Actuary Opinion

3a. Distribution Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc.

3b. Servicing Agreement between CUNA Mutual Life Insurance Company and CUNA Brokerage Services, Inc.

8.   Servicing  Agreement  between CUNA Mutual Life Insurance  Company and CIMCO
     Inc.

9a. Participation Agreement between T. Rowe Price International Series, Inc. and the Company

9b.  Participation  Agreement  between  MFS  Variable  Insurance  Trust  and the
     Company

9c. Participation Agreement between Oppenheimer Variable Account Funds and the Company

9d. Participation Agreement between Templeton Variable Products Series Fund and the Company

Opinion of Counsel

Issuance, Transfer and Redemption Procedures

KPMG Peat Marwick LLP
2500 Ruan Center
P.O. Box 772
Des Moines, IA  50303




The Board of  Directors of CUNA Mutual Life  Insurance Company
    And Contract Owners of CUNA Mutual Life Variable Account:


We consent to the use of our reports included herein and to the reference to our Firm under the heading "Independent Auditors" in the Prospectus of the CUNA Mutual Life Variable Account.

Our report dated March 19, 1999, contains an explanatory paragraph that states that the Company prepared the financial statement using accounting practices prescribed or permitted by the Iowa Department of Commerce, Insurance Division, which practices differ from generally accepted accounting principles.


/s/  KPMG Peat Marwick LLP


Des Moines, Iowa
October 4, 1999

                       [PricewaterhouseCoopers letterhead]


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the reference to us under the heading "Independent Auditors" in the Prospectus constituting part of this Pre-Effective Amendment No. 1 to the registration statement on Form S-6A for the Flexible Premium Variable Life Insurance Policy issued by CUNA Mutual Life Insurance Company through CUNA Mutual Life Variable Account.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
October 5, 1999

[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                                     October 5, 1999


Board of Directors
CUNA Mutual Life Insurance Company
2000 Heritage Way
Waverly, Iowa 10677

Directors:

         We hereby consent to the reference to our name under the caption "Legal Matters" in the prospectus for certain flexible premium variable life insurance policies filed as part of pre-effective amendment number 1 to the registration statement on Form S-6 for CUNA Mutual Life Variable Account (File No. 333-81499). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                Very truly yours,

                                SUTHERLAND ASBILL & BRENNAN LLP



                                By:   /s/ David S. Goldstein
                                         David S. Goldstein

                 [CUNA MUTUAL LIFE INSURANCE COMPANY LETTERHEAD]

                                                              September 24, 1999

Board of Directors
CUNA Mutual Life Insurance Company
2000 Heritage Way
Waverly, IA 50677

                  RE:      CUNA MUTUAL LIFE INSURANCE COMPANY
                           CUNA MUTUAL LIFE VARIABLE ACCOUNT
                           FILE NOS.  333-81499/811-03915

Ladies and Gentlemen:

         In my capacity  as  Associate  Actuary to CUNA  Mutual  Life  Insurance
Company (the "Company"), I have provided actuarial advice concerning and participated in the design of the variable life insurance policies (the "Policies"). I have also provided actuarial advice concerning the preparation of pre-effective amendment number one to the Form S-6 registration statement for the Policies (File No. 333-81499) and CUNA Mutual Life Variable Account (the "Account") in connection with the registration of securities in the form of such Policies with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

         It is my professional opinion that the illustrations of policy values, cash values, death benefits and accumulated premiums in Appendix A of the prospectus included in the registration statement for the Policies, based on the assumptions stated in the illustrations, are consistent with the provisions of the Policies. Further, the rate structure of the Policies has not been designed so as to make the relationship between premiums and benefits, as shown on the illustrations, appear correspondingly more favorable to prospective purchasers of the Policies ages 35 and 50 in the underwriting classes illustrated than to prospective purchasers of the Policies at other ages and underwriting classes.

         I hereby consent to the filing of this opinion as an exhibit to the Form S-6 registration statement and to the reference to my name in the prospectus under the caption "Actuarial Matters."

                                   Sincerely,

                                   /s/ Scott Allen

                                   Scott Allen, FSA, MAAA
                                   Associate Actuary
                                   CUNA Mutual Life Insurance Company

                                   EXHIBIT 3a

                             DISTRIBUTION AGREEMENT

        BETWEEN CENTURY LIFE OF AMERICA AND CUNA BROKERAGE SERVICES, INC.
                      FOR VARIABLE UNIVERSAL LIFE CONTRACTS


This Agreement is made effective the 1st day of January 1996 by and between Century Life of America (Century Life), a mutual life insurance company domiciled in the State of Iowa with its principal office located in Waverly, Iowa, and CUNA Brokerage Services, Inc. (CUNA Brokerage), a registered broker/dealer domiciled in the State of Wisconsin with its principal office located in Madison, Wisconsin.

WHEREAS, Certain variable universal life contracts of Century Life require distribution under the auspices of a registered broker/dealer; and

WHEREAS, CUNA Brokerage is a registered broker/dealer and desires to distribute Century Life's variable universal life contracts;

NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:


                                    ARTICLE 1
                                   APPOINTMENT

1.1 Century Life appoints CUNA Brokerage to be the principal underwriter and distributor for all of Century Life's variable universal life contracts which require distribution under the auspices of a registered broker/dealer.


                                    ARTICLE 2
                            DUTIES OF CUNA BROKERAGE

2.1      REGISTRATION UNDER THE 1934 ACT

         CUNA Brokerage is registered as a broker/dealer under the provisions of the 1934 Act (1934 Act) and has secured and will maintain authorizations, licenses, qualifications, and permits necessary to perform its obligations under this agreement in those states requested by Century Life.

2.2      MEMBERSHIP IN THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

         CUNA Brokerage currently holds and shall maintain a membership in the National Association of Securities Dealers, Inc. (NASD).

2.3      RESPONSIBILITY FOR SECURITIES ACTIVITIES

         CUNA Brokerage shall assume full responsibility for the securities activities of all persons engaged directly or indirectly in the Century Life operations for Century Life variable universal life products, including but not limited to training, supervision, and control as contemplated under appropriate provisions of the 1934 Act and regulations thereunder and by the rules of the NASD. All persons directly or indirectly involved in such variable universal life securities activities shall be registered representatives or registered principals of CUNA Brokerage as appropriate to their activities.

         Also, each registered representative selling the product and at least one registered principal shall be properly licensed as an insurance agent of Century Life.

2.4      APPOINTMENT OF REGISTERED PERSONS AND MAINTENANCE OF PERSONNEL RECORDS

         CUNA Brokerage shall have the authority and responsibility for the appointment and registration of those persons who will be registered representatives and registered principals. CUNA Brokerage shall direct the maintenance of all personnel records of such persons.

2.5      MAINTENANCE OF NET CAPITAL

         CUNA Brokerage shall maintain required net capital at levels which will comply with maximum aggregate indebtedness provisions under the provisions of the 1934 Act, any regulation thereunder, and any NASD rules.

2.6      REQUIRED REPORTS

         CUNA Brokerage shall have the responsibility for preparation and submission of any reports or other materials required by any regulatory authority having proper jurisdiction.

2.7      LIMITATIONS ON AUTHORITY

         CUNA Brokerage is not authorized to give any information or to make any representations concerning the variable universal life contracts other than the statements contained in the current registration statement filed with the Securities and Exchange Commission or such sales literature as may be authorized by Century Life.



                                    ARTICLE 3
                             DUTIES OF CENTURY LIFE

3.1      MAINTENANCE OF ACCOUNTING RECORDS

         Century Life shall maintain and hold, on behalf of and as agent for CUNA Brokerage, those records pertaining to variable universal life contracts required to be maintained and preserved by the 1934 Act, any regulations thereunder, and any applicable NASD rules. All such books and records are, and shall at all times remain, the property of CUNA Brokerage and shall at all times be subject to inspection by duly authorized officers, auditors, and representatives of CUNA Brokerage and by the Securities and Exchange Commission, the NASD, and other regulatory authorities having proper jurisdiction.

3.2      CONFIRMATION OF TRANSACTIONS

         On behalf of CUNA Brokerage and acting as agent for CUNA Brokerage, Century Life shall confirm all transactions required to be confirmed in the form and manner required by the 1934 Act, any regulations thereunder, and any NASD rules.

3.3      FURNISHING MATERIALS

         Century Life shall furnish to CUNA Brokerage copies of prospectuses, financial statements and other documents which CUNA Brokerage reasonably requests for use in connection with the solicitation, sale and distribution of Century Life's variable universal life contracts.


                                    ARTICLE 4
                                  COMPENSATION

4.1 As compensation for services to be performed pursuant to this agreement, Century Life shall pay a dealer concession to and on behalf of CUNA Brokerage. The amount of the dealer concession and the manner in which it will be paid is specified in Schedule A to a related contract titled "Servicing Agreement Related to the Distribution Agreement between Century Life of America and CUNA Brokerage Services, Inc. for Variable Universal Life Contracts."


                                    ARTICLE 5
                                   TERMINATION

5.1 This Agreement may be terminated at any time by either party upon written notice to the other stating the date when such termination shall be effective, provided that this Agreement may not be terminated or modified by either party if the effect would be to put CUNA Brokerage out of compliance with the "net-capital" requirements of the 1934 Act. Default of any kind shall not have the effect of terminating this Agreement.



         IN WITNESS WHEREOF, the undersigned, as duly authorized officers, have caused this instrument to be executed, in duplicate, on behalf of their respective companies.

                                 CENTURY LIFE OF AMERICA


                                 BY:  /s/ Michael B. Kitchen
                                       Michael B. Kitchen
                                       President and Chief Executive Officer

                                 CUNA BROKERAGE SERVICES, INC.


                                 BY:  /s/ Joseph P. Tripalin
                                       Joseph P. Tripalin
                                       President

                                   EXHIBIT 3b

            SERVICING AGREEMENT RELATED TO THE DISTRIBUTION AGREEMENT
        BETWEEN CENTURY LIFE OF AMERICA AND CUNA BROKERAGE SERVICES, INC.
                      FOR VARIABLE UNIVERSAL LIFE CONTRACTS

This Agreement is made effective the 1st day of January 1996 by and between Century Life of America (Century Life), a mutual life insurance company domiciled in the State of Iowa with its principal office located in Waverly, Iowa, and CUNA Brokerage Services, Inc. (CUNA Brokerage), a registered broker/dealer domiciled in the State of Wisconsin with its principal office located in Madison, Wisconsin.

WHEREAS, Certain variable universal life contracts of Century Life require distribution under the auspices of a registered broker/dealer; and

WHEREAS, CUNA Brokerage is a registered broker/dealer and desires to distribute Century Life's variable universal life contracts; and

WHEREAS, Century Life appointed CUNA Brokerage to be the principal underwriter and distributor for all of Century Life's variable universal life contracts which require distribution under the auspices of a registered broker/dealer, under the terms of a Distribution Agreement between Century Life and CUNA Brokerage for Variable Universal Life Contracts dated January 1, 1996; and

WHEREAS, That agreement provided that compensation for the services would be specified in this agreement;

NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:

1. Payments on behalf of CUNA Brokerage shall be properly reflected on the books and records maintained on behalf of CUNA Brokerage by Century Life, so as to be in compliance with applicable law and regulation.

2. Century Life shall maintain payroll records (for the benefit of CUNA Brokerage) which are consistent with its own payroll records kept in the ordinary course of business. Century Life shall remit directly to the proper taxing authorities all applicable payroll taxes and other applicable sums to be deducted from compensation payable to registered representatives of CUNA Brokerage. Century Life shall pay such compensation and taxes out of the dealer concession described in Schedule A.

3. Schedule A is incorporated by reference into this Agreement for all purposes as though set out in its entirety herein. When and if the
         Schedule is amended, the amendments will be incorporated by reference into this Agreement for all purposes, provided, however, that in the event of a conflict between the provisions contained in the Schedule and the provisions of this Agreement, the provisions of this Agreement shall control.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, in duplicate, by their respective officers duly authorized to do so.


                              CENTURY LIFE OF AMERICA


                              BY:  /s/ Michael B. Kitchen
                                    Michael B. Kitchen
                                    President and Chief Executive Officer


                              CUNA BROKERAGE SERVICES, INC.


                              BY:  /s/ Joseph P. Tripalin
                                    Joseph P. Tripalin
                                    President

                                   SCHEDULE A

1. Century Life shall pay on behalf of CUNA Brokerage, from the gross premium Century Life receives from MEMBERS(R) Variable Universal Life, as a dealer concession:

         (1) First Policy Year: One hundred five percent (105%) of the premium received up to the Minimum Premium and seven and three tenths percent (7.3%) of any premium in excess of the Minimum Premium. The Minimum Premium is the minimum annual amount that, if paid each year for the first three years, will keep the No-Lapse Guarantee in effect for that time. The Minimum Premium is recorded on the specifications page of each Policy. The No-Lapse Guarantee is described in the Policy prospectus.

         (2) Second Through Tenth Policy Years: Five percent (5%) of premium received each year up to and including the tenth policy year.

         (3) Increase in Specified Amount: The amount of Minimum Premium will be determined as though a new policy had been issued for the amount of the increase, except that the monthly policy fee will not be included in the Minimum Premium calculation. The amount of the dealer concession is as described above under "First Policy Year" and "Second Through Tenth Policy Years."

2. Century Life, on behalf of CUNA Brokerage, shall pay to registered representatives of CUNA Brokerage the compensation specified in these contracts:

         (1) PLAN AMERICA(R) General Agents Agreement (for PLAN AMERICA I representatives)

         (2) PLAN AMERICA(R) Representative's Contract with Century Life of America (for PLAN AMERICA II representatives)

         (3) Century Life of America Career Representative's Full Time Contract (for Century Career Representatives)

         (4) Century Life Insurance Company Broker's Contract (for Century Brokers)

3. Century Life will use any remaining dealer concession on behalf of CUNA Brokerage by:

         o maintaining payroll records as described in paragraph 1 of this Servicing Agreement;

         o        performing  the  services   described  in  Article  3  of  the
                  Distribution Agreement between Century Life and CUNA Brokerage for Variable Universal Life Contracts; and

         o providing overhead support related to the distribution systems specified in Section 3 of this schedule.

This Schedule A is approved, effective this 1st day of January 1996.

                            CENTURY LIFE OF AMERICA


                            BY:  /s/ Michael B. Kitchen
                                  Michael B. Kitchen
                                  President and Chief Executive Officer


                            CUNA BROKERAGE SERVICES, INC.


                            BY:  /s/ Joseph P. Tripalin
                                  Joseph P. Tripalin
                                  President

                                   SCHEDULE A


1. CUNA Mutual Life shall pay on behalf of CUNA Brokerage, from the gross premium CUNA Mutual Life receives from MEMBERS(R) Variable Universal Life, as a dealer concession:

         (1) First Policy Year: One hundred five percent (105%) of the premium received up to the Minimum Premium and seven and three tenths percent (7.3%) of any premium in excess of the Minimum Premium. The Minimum Premium is the minimum annual amount that, if paid each year for the first three years, will keep the No-Lapse Guarantee in effect for that time. The Minimum Premium is recorded on the specifications page of each Policy. The No-Lapse Guarantee is described in the Policy prospectus.

         (2) Second Through Tenth Policy Years: Five percent (5%) of premium received each year up to and including the tenth policy year.

         (3) Increase in Specified Amount: The amount of Minimum Premium will be determined as though a new policy had been issued for the amount of the increase, except that the monthly policy fee will not be included in the Minimum Premium calculation. The amount of the dealer concession is as described above under "First Policy Year" and "Second Through Tenth Policy Years."

2. CUNA Mutual Life shall pay on behalf of CUNA Brokerage, from the gross premium CUNA Mutual Life receives from MEMBERS(R) Variable Universal Life II, as a dealer concession:

         (1) First Policy Year: Eighty-one percent (81%) of the premium received up to the Basic Guarantee Premium and five percent (5%) of any premium in excess of the Basic Guarantee Premium. The Basic Guarantee Premium is the minimum annual amount that, if paid each year, will keep the Basic Policy Guarantee in effect for the length of the guarantee. The Basic Guarantee Premium is recorded on the specifications page of each Policy. The Basic Policy Guarantee is described in the Policy prospectus.

         (2) Second Through Tenth Policy Years: Three percent (3%) of premium received each year up to and including the tenth policy year.

         (3) Increase in Specified Amount: The amount of Basic Guarantee Premium will be determined as though a new policy had been issued for the amount of the increase, except that the monthly policy fee will not be included in the Basic Guarantee Premium calculation. The amount of the dealer concession is as described above under "First Policy Year" and "Second Through Tenth Policy Years."

3. CUNA Mutual Life, on behalf of CUNA Brokerage, shall pay to registered representatives of CUNA Brokerage the compensation specified in these contracts:

         (1) MEMBERS Financial Services/PLAN AMERICA(R) General Agents Agreement (for MEMBERS Financial Services/PLAN AMERICA I representatives)

         (2) MEMBERS Financial Services/PLAN AMERICA(R) Representative's Contract with CUNA Mutual Life Insurance Company (for MEMBERS Financial Services/PLAN AMERICA II representatives)

         (3) CUNA Mutual Life Insurance Company Career Representative's Full Time Contract (for CUNA Mutual Career Representatives and Brokers)

4. CUNA Mutual Life will use any remaining dealer concession on behalf of CUNA Brokerage by:

         o maintaining payroll records as described in paragraph 1 of this Servicing Agreement;

         o        performing  the  services   described  in  Article  3  of  the
                  Distribution Agreement between CUNA Mutual Life and CUNA Brokerage for Variable Universal Life Contracts; and

         o providing overhead support related to the distribution systems specified in Section 3 of this schedule.

This Schedule A is amended, effective this 20th day of September 1999.

                             CUNA MUTUAL LIFE INSURANCE COMPANY


                             BY:  /s/  Michael B. Kitchen
                                   Michael B. Kitchen
                                   President and Chief Executive Officer


                             CUNA BROKERAGE SERVICES, INC.


                             BY: /s/  Wayne A. Benson
                                  Wayne A. Benson
                                  President

                                   EXHIBIT 8

                           SERVICING AGREEMENT BETWEEN
                       CUNA MUTUAL LIFE INSURANCE COMPANY
                                       AND
                                   CIMCO INC.

THIS AGREEMENT is made by and between CUNA Mutual Life Insurance Company (CUNA Mutual Life ), a mutual life insurance company domiciled in the state of Iowa with its principal office located in Waverly, Iowa, and CIMCO Inc. (CIMCO), a duly licensed registered investment adviser domiciled in the state of Iowa with its principal office located in Madison, Wisconsin.

WHEREAS, CIMCO is an independent registered investment adviser, engaged primarily in the business of providing investment advice and investment management services on a fee for service basis, and currently acts as investment adviser to the Ultra Series Fund and other clients, and

WHEREAS, CIMCO alone will have control over its investment advisory business, and

WHEREAS, CIMCO wishes to purchase from CUNA Mutual Life various services required by CIMCO in the ordinary course of administering its business,

NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:

1. CIMCO shall purchase from CUNA Mutual Life certain accounting, administrative, clerical, legal, tax and other services necessary to fulfill CIMCO's obligation under the Investment Advisory Agreement between CIMCO and the Ultra Series Fund.

2. As full compensation for the above-described services, CIMCO will pay to CUNA Mutual Life a monthly fee equal to 1/12th of .15% of the entire net assets of Ultra Series Fund determined as of the close of business on the last business day of the preceding month.

3. This agreement shall be nonassignable and shall remain in effect until terminated and may be terminated by any party as of the first day of any month by giving the other party at least 30 days prior written notice.

4. This agreement shall be applied, interpreted, construed and enforced in accordance with the laws of the state of Iowa.

IN WITNESS WHEREOF, this agreement is executed by CUNA Mutual Life and CIMCO by their respective duly authorized officers to become effective on the 1st day of May, 1997.



CUNA MUTUAL LIFE INSURANCE COMPANY

By:    /s/ Michael B. Kitchen
        Michael B. Kitchen
        President and Chief Executive Officer


CIMCO INC.

By:    /s/  Michael S. Daubs
        Michael S. Daubs
        President

                                   EXHIBIT 9a

                             PARTICIPATION AGREEMENT

                                      Among

                            CENTURY LIFE OF AMERICA,

                     T. ROWE PRICE INVESTMENT SERVICES, INC.

                                       and

                    T. ROWE PRICE INTERNATIONAL SERIES, INC.

         THIS AGREEMENT, made and entered into as of this 22nd day of April, 1994 by and among CENTURY LIFE OF AMERICA (hereinafter, the "Company"), an Iowa mutual life insurance company, on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A hereto as may be amended from time to time (each account hereinafter referred to as the "Account"), and the T. Rowe Price International Series, Inc. (the "Fund"), a corporation organized under the laws of Maryland, and T. Rowe Price Investment Services, Inc. (hereinafter the "Underwriter"), a Maryland corporation.

         WHEREAS, the Fund engages in business as an open-end management investment company and is or will be available to act as the investment vehicle for Separate Accounts established for variable life insurance and variable annuity contracts (the "Variable Insurance Products") to be offered by insurance companies which have entered into participation agreements with the Fund and Underwriter (hereinafter "Participating Insurance Companies"); and

         WHEREAS, the beneficial interest in the Fund is divided into several series of shares, each designated a "Portfolio" and representing the interest in a particular managed portfolio of securities and other assets; and

         WHEREAS, the Fund will obtain an order from the Securities and Exchange Commission ("SEC") granting Participating Insurance Companies and variable annuity and variable life insurance Separate Accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, if and to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance Separate Accounts of both affiliated and unaffiliated life insurance companies (hereinafter the "Shared Funding Exemptive Order"); and

         WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolios are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

         WHEREAS, Rowe Price-Fleming International, Inc. (the "Adviser") is duly registered as an investment adviser under the federal Investment Advisers Act of 1940, as amended, and any applicable state securities laws; and

         WHEREAS, the Company has issued or will issue certain variable life insurance and variable annuity contracts supported wholly or partially by the Account (the "Contracts"), and said Contracts are listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement; and

         WHEREAS, the Account is duly established and maintained as a segregated asset account, established by resolution of the Board of Directors of the Company, on the date shown for such Account on Schedule A hereto, to set aside and invest assets attributable to the aforesaid Contracts; and

         WHEREAS, the Underwriter is registered as a broker dealer with the SEC under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (hereinafter "NASD"); and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios listed in Schedule A hereto, as it may be amended from time to time by mutual written agreement (the "Designated Portfolios") on behalf of the Account to Fund the aforesaid Contracts, and the Underwriter is authorized to sell such shares to the Account at Net Asset Value;

         NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Underwriter agree as follows:

ARTICLE I.  Sale of Fund Shares

         1.1 The Underwriter agrees to sell to the Company those shares of the Designated Portfolios which the Account orders, executing such orders on a daily basis at the Net Asset Value next computed after receipt by the Fund or its designee of the order for the shares of the Designated Portfolios.

         1.2 The Fund agrees to make shares of the Designated Portfolios available for purchase at the applicable Net Asset Value per share by the Company and the Account on those days on which the Fund calculates its Net Asset Value pursuant to rules of the Securities and Exchange Commission, and the Fund shall use reasonable efforts to calculate such Net Asset Value on each day which the New York Stock Exchange is open for trading. Notwithstanding the foregoing, the Board of Trustees or Directors of the Fund (hereinafter the "Board") may refuse to sell shares of any Designated Portfolio to any person, or suspend or terminate the offering of shares of any Designated Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Designated Portfolio.

         1.3 The Fund and the Underwriter agree that shares of the Fund will be sold only to Participating Insurance Companies and their Separate Accounts. No shares of any Designated Portfolios will be sold to the general public. The Fund and the Underwriter will not sell Fund shares to any insurance company or Separate Account unless an agreement containing provisions substantially the same as Articles I, III and VII of this Agreement is in effect to govern such sales.

         1.4 The Fund agrees to redeem, on the Company's request, any full or fractional shares of the Designated Portfolios held by the Company, ordinarily executing such requests on a daily basis at the Net Asset Value next computed after receipt by the Fund or its designee of the request for redemption, except that the Fund reserves the right to suspend the right of redemption or postpone the date of payment or satisfaction upon redemption consistent with Section 22(e) of the 1940 Act and any rules thereunder, and in accordance with the procedures and policies of the Fund as described in the then current prospectus.

         1.5 For purposes of Sections 1.1 and 1.4, the Company shall be the designee of the Fund for receipt of purchase and redemption orders from the Account, and receipt by such designee shall constitute receipt by the Fund; provided that the Company receives the order by 4:00 p.m. Baltimore time and the Fund receives notice of such order by 9:30 a.m. Baltimore time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Fund calculates its Net Asset Value pursuant to the rules of the SEC.

         1.6 The Company agrees to purchase and redeem the shares of the Designated Portfolios offered by the then current prospectus of the Fund and in accordance with the provisions of such prospectus.

         1.7 The Company shall pay for Fund shares on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.5 hereof. Payment shall be in federal funds transmitted by wire by 3:00 p.m. Baltimore time. If payment in federal funds for any purchase is not received or is received by the Fund after 3:00 p.m. Baltimore time on such Business Day, the Company shall promptly, upon the Fund's request, reimburse the Fund for any charges, costs, fees, interest or other expenses incurred by the Fund in connection with any advances to, or borrowings or overdrafts by, the Fund, or any similar expenses incurred by the Fund, as a result of portfolio transactions effected by the Fund based upon such purchase request. For purposes of Section 2.8 and 2.9 hereof, upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Fund.

         1.8 Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to the Company or any Account. Shares ordered from the Fund will be recorded in an appropriate title for each Account or the appropriate Subaccount of each Account.

         1.9 The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to the Company of any income, dividends or capital gain distributions payable on the Designated Portfolios' shares. The Company hereby elects to receive all such income, dividends, and capital gain distributions as are payable on Designated Portfolio shares in additional shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

         1.10 The Fund shall make the Net Asset Value per share for each Designated Portfolio available to the Company on a daily basis as soon as reasonably practical after the Net Asset Value per share is calculated (normally by 6:30 p.m. Baltimore time) and shall use its best efforts to make such Net Asset Value per share available by 7 p.m. Baltimore time.

         1.11 The Parties hereto acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other insurance companies (subject to Section 1.3 and Article VI hereof) and the Cash Value of the Contracts may be invested in other investment companies, provided, however, that (a) such other investment company, or series thereof, has investment objectives or policies that are substantially different from the investment objectives and policies of the Fund; or (b) the Company gives the Fund and the Underwriter 45 days written notice of its intention to make such other investment company available as a funding vehicle for the Contracts; or
(c) such other investment company was available as a funding vehicle for the Contracts prior to the date of this Agreement and the Company so informs the Fund and Underwriter prior to their signing this Agreement; or (d) the Fund or Underwriter consents to the use of such other investment company, such consent not to be unreasonably withheld.

ARTICLE II.  Representations and Warranties

         2.1 The Company represents and warrants that the Contracts (a) are or, prior to issuance, will be registered under the 1933 Act or, alternatively (b) are not registered because they are properly exempt from registration under the 1933 Act or will be offered exclusively in transactions that are properly exempt from registration under the 1933 Act. The Company further represents and warrants that the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law, that it has legally and validly established the Account prior to any issuance or sale thereof as a segregated asset account under Iowa insurance laws, and that it (a) has registered or, prior to any issuance or sale of the Contracts, will register the Account as a unit investment trust in accordance with the provisions of the 1940 Act to send as a segregated investment account for the Contracts, or alternatively (b) has not registered the Account in proper reliance upon an exclusion from registration under the 1940 Act.

         2.2 The Fund represents and warrants that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the State of Iowa and all applicable federal and state securities laws and that the Fund is and shall remain registered under the 1940 Act. The Fund shall amend the Registration Statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund or the Underwriter.

         2.3 The Fund currently does not intend to make any payments to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act, although it may make such payments in the future. To the extent that it decides to finance distribution expenses pursuant to Rule 12b-1, the Fund will undertake to have the Board of Directors or Trustees of the Fund (the "Board"), a majority of whom are not interested persons of the Fund, formulate and approve any plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution expenses.

         2.4 The Fund makes no representations as to whether any aspect of its operations, including but not limited to, investment policies, fees and expenses, complies with the insurance and other applicable laws of the various states, except that the Fund represents that the Fund's investment policies, fees and expenses are and shall at all times remain in compliance with the laws of the State of Iowa to the extent required to perform this Agreement.

         2.5 The Fund represents that it is lawfully organized and validly existing under the laws of the State of Maryland and that it does and will comply in all material respects with the 1940 Act.

         2.6 The Underwriter represents and warrants that it is a member in good standing of the NASD and is registered as a broker-dealer with the SEC. The Underwriter further represents that it will sell and distribute the Fund shares in accordance with the laws of the State of Iowa and any applicable state and federal securities laws.

         2.7 The Underwriter represents and warrants that the Adviser is and shall remain duly registered under all applicable federal and state securities laws and that the Adviser shall perform its obligations for the Fund in compliance in all material respects with the laws of the State of Iowa and any applicable state and federal securities laws.

         2.8 The Fund and the Underwriter represent and warrant that all of their directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimum coverage as required currently by Rule 17g-1 of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

         2.9 The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals/entities employed or controlled by the Company dealing with the money and/or securities of the Fund are covered by a blanket fidelity bond or similar coverage for the benefit of the Fund, in an amount not less than $5 million. The aforesaid bond includes coverage for larceny and embezzlement and is issued by a reputable bonding company. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.

ARTICLE III.  Prospectuses and Proxy Statements; Voting

         3.1 The Underwriter shall provide the Company with as many copies of the Fund's current prospectus (describing only the Designated Portfolios listed on Schedule A) as the Company may reasonably request. The Fund shall bear the expense of printing copies of its current prospectus that will be distributed to existing Contract Owners, and the Company shall bear the expense of printing copies of the Fund's prospectus that are used in connection with offering the contracts issued by the Company. If requested by the Company in lieu thereof, the Fund shall provide such documentation (including a final copy of the new prospectus on diskette at the Fund's expense) and other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus for the Fund is amended) to have the prospectus for the Contracts and the Fund's prospectus printed together in one document (such printing to be at the Company's expense).

         3.2 The Fund's prospectus shall state that the current Statement of Additional Information ("SAI") for the Fund is available from the Company, and the Underwriter (or the Fund), at its expense, shall provide copies of such SAI free of charge to the Company for itself and for any Owner of a Contract who requests such SAI.

         3.3 The Fund, at its expense, shall provide the Company with copies of its proxy material, reports to shareholders, and other communications to shareholders in such quantity as the Company shall reasonably require for distributing to Contract Owners.

         3.4      The Company shall:

                  (i)      solicit voting instructions from Contract Owners;

                 (ii) vote the Fund shares in accordance with instructions received from Contract Owners; and

                (iii) vote Fund shares for which no instructions have been received in the same proportion as Fund shares of such portfolio for which instructions have been received,

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract Owners or to the extent otherwise required by law. The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law.

         3.5 Participating Insurance Companies shall be responsible for assuring that each of their Separate Accounts participating in a Designated Portfolio calculates voting privileges as required by the Shared Funding Exemptive Order and consistent with any reasonable standards that the Fund may adopt and provide in writing.

         3.6 The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors or trustees and with whatever rules the SEC may promulgate with respect thereto.

ARTICLE IV.  Sales Material and Information

         4.1 The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material that the Company develops or uses and in which the Fund (or a Designated Portfolio thereof) or the Adviser or the Underwriter is named, at least fifteen Business Days prior to its use. No such material shall be used if the Fund or its designee reasonably object to such use within fifteen Business Days after receipt of such material. The Fund or its designee reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Fund (or a Designated Portfolio thereof) or the Adviser or the Underwriter is named, and no such material shall be used if the Fund or its designee so object.

         4.2 The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus or SAI for the Fund shares, as such registration statement and prospectus or SAI may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee or by the Underwriter, except with the permission of the Fund or the Underwriter or the designee of either.

         4.3 The Fund, Underwriter, or its designee shall furnish, or shall cause to be furnished, to the Company, each piece of sales literature or other promotional material that it develops or uses and in which the Company, and/or its Account, is named at least fifteen Business Days prior to its use. No such material shall be used if the Company reasonably objects to such use within fifteen Business Days after receipt of such material. The Company reserves the right to reasonably object to the continued use of any such sales literature or other promotional material in which the Company and/or its Account is named, and no such material shall be used if the Company so objects.

         4.4. The Fund and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, the Account, or the Contracts other than the information or representations contained in a registration statement, prospectus, or SAI for the Contracts, as such registration statement, prospectus, or SAI may be amended or supplemented from time to time, or in published reports for the Account which are in the public domain or approved by the Company for distribution to Contract Owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

         4.5 The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, SAIs, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document(s) with the SEC or other regulatory authorities.

         4.6 The Company will provide to the Fund at least one complete copy of all registration statements, prospectuses (which shall include an offering memorandum, if any, if the Contracts issued by the Company or interests therein are not registered under the 1933 Act), SAIs, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Contracts or the Account, contemporaneously with the filing of such document(s) with the SEC or other regulatory authorities.

         4.7 The Fund will provide the Company with as much notice as is reasonably practicable of any proxy solicitation for any Designated Portfolio, and of any material change in the Fund's registration statement, particularly any change resulting in a change to the registration statement or prospectus for any Account. The Fund will work with the Company so as to enable the Company to solicit proxies from Contract Owners, or to make changes to its prospectus or registration statement, in an orderly manner. The Fund will make reasonable efforts to attempt to have changes affecting Contract prospectuses become effective simultaneously with the annual updates for such prospectuses.

         4.8 For purposes of this Article IV, the phrase "sales literature and other promotional materials" includes, but is not limited to, any of the following that refer to the Fund or any affiliate of the Fund: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, SAIs, shareholder reports, proxy materials, and any other communications distributed or made generally available with regard to the Funds.

ARTICLE V.  Fees and Expenses

         5.1 The Fund and the Underwriter shall pay no fee or other compensation to the Company under this Agreement, except that if the Fund or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses, then the Underwriter may make payments to the Company or to the underwriter for the Contracts if and in amounts agreed to by the Underwriter in writing, and such payments will be made out of existing fees otherwise payable to the Underwriter, past profits of the Underwriter, or other resources available to the Underwriter. No such payments shall be made directly by the Fund. Currently, no such payments are contemplated.

         5.2 All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund. The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent deemed advisable by the Fund, in accordance with applicable state laws prior to their sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, setting the prospectus in type, setting in type and printing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), the preparation of all statements and notices required by any federal or state law, and all taxes on the issuance or transfer of the Fund's shares.

         5.3 The Company shall bear the expenses of distributing the Fund's prospectus to Owners of Contracts issued by the Company and of distributing the Fund's proxy materials and reports to such Contract Owners.

ARTICLE VI.  Diversification and Qualification

         6.1 The Fund will invest its assets in such a manner as to ensure that the Contracts will be treated as annuity or life insurance contracts, whichever is appropriate, under the Internal Revenue Code of 1986, as amended (the "Code") and the regulations issued thereunder (or any successor provisions). Without limiting the scope of the foregoing, the Fund will comply with Section 817(h) of the Code and Treasury Regulation ss.1.817-5, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, and any amendments or other modifications or successor provisions to such Section or Regulations. In the event of a breach of this Article VI by the Fund, it will take all reasonable steps (a) to notify the Company of such breach and (b) to adequately diversify the Fund so as to achieve compliance within the grace period afforded by Regulation 817.5.

         6.2 The Fund represents that it is or will be qualified as a Regulated Investment Company under Subchapter M of the Code, and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provisions) and that it will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

         6.3 The Company represents that the Contracts are currently, and at the time of issuance shall be, treated as life insurance or annuity insurance contracts, under applicable provisions of the Code, and that it will make every effort to maintain such treatment, and that it will notify the Fund and the Underwriter immediately upon having a reasonable basis for believing the Contracts have ceased to be so treated or that they might not be so treated in the future. The Company agrees that any prospectus offering a contract that is a "modified endowment contract" as that term is defined in Section 7702A of the Code (or any successor or similar provision), shall identify such contract as a modified endowment contract.

ARTICLE VII.  Potential Conflicts

         7.1 The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract Owners of all Separate Accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract Owners; or (f) a decision by an insurer to disregard the voting instructions of contract Owners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

         7.2. The Company will report any potential or existing conflicts of which it is aware to the Board. The Company will assist the Board in carrying out its responsibilities under the Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever contract Owner voting instructions are disregarded.

         7.3 If it is determined by a majority of the Board, or a majority of its disinterested members, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested Board members), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the Separate Accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected contract Owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract Owners, life insurance contract Owners, or variable contract Owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract Owners the option of making such a change; and (2) establishing a new registered management investment company or managed Separate Account.

         7.4 If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract Owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement with respect to each Account provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

         7.5 If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected Account's investment in the Fund and terminate this Agreement with respect to such Account within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Until the end of the foregoing six month period, the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

         7.6 For purposes of Section 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contract if an offer to do so has been declined by vote of a majority of Contract Owners materially adversely affected by the irreconcilable material conflict. In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested members of the Board.

         7.7 If and to the extent the Shared Funding Exemption Order or any amendment thereto contains terms and conditions different from Sections 3.4, 3.5, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement, then the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with the Shared Funding Exemptive Order, and Sections 3.4, 3.5, 3.6, 7.1, 7.2, 7.3, 7.4 and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in the Shared Funding Exemptive Order or any amendment thereto. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1., 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.  Indemnification

         8.1      Indemnification By the Company

         8.1(a). The Company agrees to indemnify and hold harmless the Fund and the Underwriter and each of its directors and officers, and each person, if any, who controls the Fund or Underwriter within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:

         (i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the Registration Statement, prospectus (which shall include an offering memorandum, if any), or SAI for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the Registration Statement, prospectus or SAI for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

         (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the Registration Statement, prospectus, SAI, or sales literature of the Fund not supplied by the Company or persons under its control) or wrongful conduct of the Company or persons under its authorization or control, with respect to the sale or distribution of the Contracts or Fund Shares; or

         (iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, prospectus, SAI, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished to the Fund by or on behalf of the Company; or

         (iv) arise as a result of any material failure by the Company to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the qualification requirements specified in Article VI of this Agreement); or

         (v) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

         8.1(b). The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of its obligations or duties under this Agreement.

         8.1(c). The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against an Indemnified Party, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.1(d). The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund Shares or the Contracts or the operation of the Fund.

8.2  Indemnification by the Underwriter

         8.2(a). The Underwriter agrees to indemnify and hold harmless the Company and each of it directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts; and

         (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or prospectus or SAI or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Underwriter or Fund by or on behalf of the Company for use in the Registration Statement, prospectus or SAI for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

         (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the Registration Statement, prospectus, SAI or sales literature for the Contracts not supplied by the Underwriter or persons under its control) or wrongful conduct of the Fund or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

         (iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, prospectus, SAI or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Fund; or

         (iv) arise as a result of any failure by the Underwriter to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

         (v) arise out of or result from any material breach of any representation and/or warranty made by the Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

         8.2(b). The Underwriter shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance or such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Company or the Account, whichever is applicable.

         8.2(c). The Underwriter shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Party, the Underwriter will be entitled to participate, at its own expense, in the defense thereof. The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Underwriter to such party of the Underwriter's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.2(d). The Company agrees promptly to notify the Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.

         8.3          Indemnification By the Fund

         8.3(a). The Fund agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.3) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of the Fund) or litigation (including legal and other expenses) to which the Indemnified Parties may be required to pay or may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, expenses, damages, liabilities or expenses (or actions in respect thereof) or settlements, are related to the operations of the Fund and:

               (i) arise as a result of any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

              (ii) arise out of or result from any material breach of any representation and/or warranty made by the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund;

as limited by and in accordance with the provisions of Sections 8.3(b) and 8.3(c) hereof.

         8.3(b). The Fund shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Company, the Fund, the Underwriter or the Account whichever is applicable.

         8.3(c). The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a
reasonable   time  after  the  summons  or  other  first  legal  process  giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve the Fund from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Fund will be entitled to participate, at its own expense, in the defense thereof. The Fund also shall be entitled to assume the expense thereof, with counsel satisfactory to the party named in the action. After notice from the Fund to such party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

         8.3(d). The Company and the Underwriter agree promptly to notify the Fund of the commencement of any litigation or proceeding against it or any of its respective officers or directors in connection with the Agreement, the issuance or sale of the Contracts, the operation of the Account, or the sale or acquisition of shares of the Fund.

ARTICLE IX.  Applicable Law

         9.1 This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Maryland.

         9.2 This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, any Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  Termination

         10.1 This Agreement shall continue in full force and effect until the first to occur of:

                      (a) termination by any party, for any reason with respect to some or all Designated Portfolios, by six (6) months' advance written notice delivered to the other parties; or

                      (b) termination by the Company by written notice to the Fund and the Underwriter based upon the Company's determination that shares of the Fund are not reasonably available to meet the requirements of the Contracts; or

                      (c) termination by the Company by written notice to the Fund and the Underwriter in the event any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

                      (d) termination by the Fund or Underwriter in the event that formal administrative proceedings are instituted against the Company by the NASD, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, provided, however, that the Fund or Underwriter determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Company to perform its obligations under this Agreement; or

                      (e) termination by the Company in the event that formal administrative proceedings are instituted against the Fund or Underwriter by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, provided, however, that the Company determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund or Underwriter to perform its obligations under this Agreement; or

                      (f) termination by the Company by written notice to the Fund and the Underwriter with respect to any Designated Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M or fails to comply with the Section 817(h) diversification requirements specified in Article VI hereof, or if the Company reasonably believes that such Portfolio may fail to so qualify or comply; or

                      (g) termination by the Fund or Underwriter by written notice to the Company in the event that the Contracts fail to meet the qualifications specified in Article VI hereof; or

                      (h) termination by either the Fund or the Underwriter by written notice to the Company, if either one or both of the Fund or the Underwriter respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                      (i) termination by the Company by written notice to the Fund and the Underwriter, if the Company shall determine, in its sole judgment exercised in good faith, that the Fund or the Underwriter has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                      (j) termination by the Fund or the Underwriter by written notice to the Company, if the Company gives the Fund and the Underwriter the written notice specified in Section 1.11(b) hereof and at the time such notice was given there was no notice of termination outstanding under any other provision of this Agreement; provided, however, any termination under this Section 10.1(j) shall be effective forty-five days after the notice specified in Section 1.11(b) was given.

         10.2 Notwithstanding any termination of this Agreement, the Fund and the Underwriter shall at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, the Owners of the Existing Contracts may be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this Section 10.2 shall not apply to any termination's under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement. The parties further agree that this Section 10.2 shall not apply to any terminations under Section 10.1(g) of this Agreement.

         10.3 The Company shall not redeem Fund shares attributable to the Contracts (as opposed to Fund shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract Owner initiated or approved transactions, (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption"), or (iii) as permitted by an order of the SEC pursuant to Section 26(b) of the 1940 Act. Upon request, the Company will promptly furnish to the Fund and the Underwriter the opinion of counsel for the Company (which counsel shall be reasonably satisfactory to the Fund and the Underwriter) to the effect that any redemption pursuant to clause (ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract Owners from allocating payments to a Portfolio that was otherwise available under the Contracts without first giving the Fund or the Underwriter 90 days notice of its intention to do so.

         10.4 Notwithstanding any termination of this Agreement, each party's obligation under Article VIII to indemnify the other parties shall survive.

ARTICLE XI.  Notices

         Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

         If to the Fund:
                      T. Rowe Price Associates, Inc.
                      100 East Pratt Street
                      Baltimore, Maryland 21202
                      Attention: Nancy M. Morris, Esq.

         If to the Company:
         Century Life of America
         2000 Heritage Way
         Waverly, Iowa 50677
         Attention: Chief Legal Officer

         If to Underwriter:
         T. Rowe Price Investment Services
         100 East Pratt Street
         Baltimore, Maryland 21202
         Attention: John Cammack

ARTICLE XII.  Miscellaneous

         12.1 All persons dealing with the Fund must look solely to the property of the Fund, and in the case of a series company, the respective Designated Portfolios listed on Schedule A hereto as though each such Designated Portfolio had separately contracted with the Company and the Underwriter for the enforcement of any claims against the Fund. The parties agree that neither the Board, officers, agents or shareholders of the Fund assume any personal liability or responsibility for obligations entered into by or on behalf of the Fund.

         12.2 Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the Owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as such information may come into the public domain.

         12.3 The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         12.4 This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         12.5 If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         12.6 Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD, and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the Iowa Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the variable annuity operations of the Company are being conducted in a manner consistent with the Iowa variable annuity laws and regulations and any other applicable law or regulations.

         12.7 The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies, and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

         12.8 This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto.

         12.9 The Company shall furnish, or shall cause to be furnished, to the Fund or its designee copies of the following reports:

                      (a) the Company's annual statement (prepared under statutory accounting principles) and annual report (prepared under generally accepted accounting principles ("GAAP"), if any) filed with any state or federal regulatory body or otherwise made available to the public, as soon as practical and in any event within 90 days after the end of each fiscal year;

                      (b) the Company's quarterly statements (statutory) (and GAAP, if any) filed with any state of federal regulatory body or otherwise made available to the public, as soon as practical and in any event within 45 days after the end of each quarterly period;

                      (c) any financial statement, proxy statement, notice or report of the Company sent to stockholders and/or policyholders, as soon as practical after the delivery thereof to stockholders and/or policyholders;

                      (d) any registration statement (without exhibits) and financial reports of the Company filed with the Securities and Exchange Commission or any state insurance regulatory, as soon as practical after the filing thereof;

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified below.

COMPANY:                          CENTURY LIFE OF AMERICA

                                  By its authorized officer

                                  By:  /s/ Kevin Lentz

                                  Title: Chief Operating Officer

                                  Date: April 22, 1994

FUND:                             T. ROWE PRICE INTERNATIONAL SERIES, INC.

                                  By its authorized officer

                                  By:  /s/ Henry H. Hopkins

                                  Title: Vice President

                                  Date:   April 22, 1994

UNDERWRITER:                      T. ROWE PRICE INTERNATIONAL SERVICES, INC.

                                  By its authorized officer

                                  By:  /s/ Henry H. Hopkins

                                  Title: Vice President

                                  Date: April  22, 1994


                                   SCHEDULE A

Name of Separate Account and                        Contracts Funded by
Date Established by Board of Directors              Separate Account             Designated Portfolios

Century Variable Annuity Account                    Variable Annuity             T. Rowe Price International Series, Inc.
                                                    File 33-73738                o    T. Rowe Price International Stock
Established December 14, 1993                       811-6260                          Portfolio

                      AMENDMENT TO PARTICIPATION AGREEMENT

         Pursuant to the Participation Agreement, made and entered into as of the 22th day of April, 1994, by and among Century Life of America, T. Rowe Price International Series, Inc. And T. Rowe Price Investment Services, Inc., the parties hereby agree to an amended Schedule A as attached hereto.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to the Participation Agreement to be executed in its name and on its behalf by its duly authorized representative.

COMPANY:                   CENTURY LIFE OF AMERICA
                           By its authorized officer,

                           By: /s/ Daniel E. Meylink, Sr.

                           Title:  President

                           Date: November 30, 1994

FUND:                      T. ROWE PRICE INTERNATIONAL SERIES, INC.
                           By its authorized officer,

                           By: /s/ George A. Murnaghan

                           Title:  Vice President

                           Date: December 21, 1994

UNDERWRITER:               T. ROWE PRICE INVESTMENT SERVICES, INC.
                           By its authorized officer,

                           By:  /s/ Nancy Morris

                           Title:  Vice President

                           Date: December 21, 1994

                      AMENDMENT TO PARTICIPATION AGREEMENT
                                      AMONG
                    T. ROWE PRICE INTERNATIONAL SERIES, INC.,
                    T. ROWE PRICE INVESTMENT SERVICES, INC.,
                                       AND
                       CUNA MUTUAL LIFE INSURANCE COMPANY



WHEREAS, CUNA Mutual Life Insurance Company (formerly known as Century Life of America), T. Rowe Price International Series, Inc., and T. Rowe Price Investment Services, Inc. entered into a Participation Agreement on April 22, 1994 ("Participation Agreement"); and

WHEREAS, the parties desire to amend the Participation Agreement by mutual written agreement;

NOW THEREFORE, the parties do hereby agree:

1. "Century Life of America" is hereby replaced with "CUNA Mutual Life Insurance Company."

2. Schedule A and any amendments thereto are hereby replaced with the attached Schedule A dated September 22, 1999.

All terms and conditions of the Participation Agreement and Schedules thereto shall continue in full force and effect except as amended herein.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to the Participation Agreement to be executed in its name and on its behalf by its duly authorized representative.


COMPANY:                    CUNA MUTUAL LIFE INSURANCE COMPANY

                            By its authorized officer


                            By:        /s/  Michael B. Kitchen
                            Name:   Michael B. Kitchen
                            Title:  President and Chief Executive Officer
                            Date:   September 22, 1999



FUND:                       T. ROWE PRICE INTERNATIONAL SERIES, INC.

                            By its authorized officer


                            By:        /s/ Henry H. Hopkins
                            Name:  Henry H. Hopkins
                            Title:  Vice President
                            Date:  September 22, 1999


UNDERWRITER:                T. ROWE PRICE INVESTMENT SERVICES, INC.

                            By its authorized officer


                            By:       /s/ Darrell N. Braman
                            Name:  Darrell N. Braman
                            Title:  Vice President
                            Date:  September 22, 1999


                                   SCHEDULE A





Name of Separate Account and                        Contracts Funded by
Date Established by Board of Directors              Separate Account                Designated Portfolios

CUNA Mutual Life Variable Annuity Account           Variable Annuity                T. Rowe Price International Series, Inc.
(formerly known as Century Variable Annuity         33-73738                        o    T. Rowe Price International Stock
Account)                                            Advantage                            Portfolio
Established December 14, 1993


CUNA Mutual Life Variable Account (formerly known   Variable Universal Life         T. Rowe Price International Series, Inc.
as Century Variable Account)                        33-19718                        o    T. Rowe Price International Stock
Established August 16, 1983                                                              Portfolio
                                                    Variable Universal Life II
                                                    333-81499
                                                    Advantage


CUNA Mutual Life Group Variable Annuity Account    Group Variable Annuity           T. Rowe Price International Series, Inc.
(formerly known as Century Group Variable          Offered Exclusively to           o    T. Rowe Price International Stock
Annuity Account)                                   Qualified Plans Not                   Portfolio
Established August 16, 1983                        Registered in Reliance on
                                                   Qualified Plan Exemption to
                                                   Registration Requirements



                                   EHXIBIT 9b



                             PARTICIPATION AGREEMENT
                                      AMONG
                          MFS VARIABLE INSURANCE TRUST,
                            CENTURY LIFE OF AMERICA,
                                       AND
                    MASSACHUSETTS FINANCIAL SERVICES COMPANY


         THIS AGREEMENT, made and entered into this 29th day of April, 1994, by and among MFS VARIABLE INSURANCE TRUST, a Massachusetts business trust (the "Trust"), CENTURY LIFE OF AMERICA, an Iowa corporation (the "Company) on its own behalf and on behalf of the Century Variable Annuity Account (the "Account") and other segregated asset accounts of the Company (the "Accounts"), and MASSACHUSETTS FINANCIAL SERVICES COMPANY, a Delaware corporation ("MFS").

         WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and its shares are registered or will be registered under the Securities Act of 1933, as amended (the "1933 Act");

         WHEREAS, shares of beneficial interest of the Trust are divided into several series of shares, each representing the interests in a particular managed pool of securities and other assets;

         WHEREAS, the series of shares of the Trust offered by the Trust to the Company and the Accounts are set forth on Schedule A attached hereto (each, a "Portfolio," and, collectively, the "Portfolios");

         WHEREAS, MFS is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and any applicable state securities law, and is the Trust's investment adviser;

         WHEREAS, the Company will issue certain variable annuity and/or variable life insurance contracts (individually, the "Policy" or, collectively, the "Policies") which, if required by applicable law, will be registered under the 1933 Act;

         WHEREAS, the Accounts are duly organized, validly existing segregated asset accounts, established by resolution of the Board of Directors of the Company, to set aside and invest assets attributable to the aforesaid variable annuity and/or variable life insurance contracts that are allocated to the Accounts (the Policies and the Accounts covered by this Agreement, and each corresponding Portfolio covered by this Agreement in which the Accounts invest, is specified in Schedule A attached hereto as may be modified from time to time);

         WHEREAS, the Company has registered or will register the Accounts as unit investment trusts under the 1940 Act (unless exempt therefrom);

         WHEREAS, MFS Investor Services, Inc. (the "Underwriter") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (hereinafter the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD");

         WHEREAS, CUNA Brokerage Services, Inc., the underwriter for the individual variable annuity and the variable life policies, is registered as a broker-dealer with the SEC under the 1934 Act and is a member in good standing of the NASD; and

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in one or more of the Portfolios specified in Schedule A attached hereto (the "Shares") on behalf of the Accounts to Fund the Policies, and the Trust intends to sell such Shares to the Accounts at Net Asset Value;

         NOW, THEREFORE, in consideration of their mutual promises, the Trust, MFS, and the Company agree as follows:

ARTICLE I.  Sale of Trust Shares

         1.1. The Trust agrees to sell to the Company those Shares which the Accounts order (based on orders placed by Policy holders on that Business Day, as defined below) and which are available for purchase by such Accounts, executing such orders on a daily basis at the Net Asset Value next computed after receipt by the Trust or its designee of the order for the Shares. For purposes of this Section 1.1, the Company shall be the designee of the Trust for receipt of such orders from Policy Owners and receipt by such designee shall constitute receipt by the Trust; provided that the Trust receives notice of such orders by 9:30 a.m. New York time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange, Inc. (the "NYSE") is open for trading and on which the Trust calculates its Net Asset Value pursuant to the rules of the SEC.

         1.2. The Trust agrees to make the Shares available indefinitely for purchase at the applicable Net Asset Value per share by the Company and the Accounts on those days on which the Trust calculates its Net Asset Value pursuant to rules of the SEC and the Trust shall calculate such Net Asset Value on each day which the NYSE is open for trading. Notwithstanding the foregoing, the Board of Trustees of the Trust (the "Board") may refuse to sell any Shares to the Company and the Accounts, or suspend or terminate the offering of the Shares if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interests of the Shareholders of such Portfolio.

         1.3 The Trust and MFS agree that the Shares will be sold only to insurance companies which have entered into participation agreements with the Trust and MFS (the "Participating Insurance Companies")and their Separate Accounts, qualified pension and retirement plans and MFS or its affiliates. The Trust and MFS will not sell Trust shares to any insurance company or Separate Account unless an agreement containing provisions substantially the same as Articles III and VII of this Agreement is in effect to govern such sales. The Company will not resell the Shares except to the Trust or its agents.

         1.4. The Trust agrees to redeem for cash, on the Company's request, any full or fractional Shares held by the Accounts (based on orders placed by Policy holders on that Business Day), executing such requests on a daily basis at the Net Asset Value next computed after receipt by the Trust or its designee of the request for redemption. For purposes of this Section 1.4, the Company shall be the designee of the Trust for receipt of requests for redemption from Policy Owners and receipt by such designee shall constitute receipt by the Trust; provided that the Trust receives notice of such request for redemption by 9:30 a.m. New York time on the next following Business Day.

         1.5. Purchase, redemption and exchange orders placed by the Company shall be placed separately for each Portfolio and shall not be netted. However, with respect to payment of the purchase price by the Company and of redemption proceeds by the Trust, the Company and the Trust shall net purchase and redemption orders with respect to each Portfolio and shall transmit one net payment per Portfolio in accordance with Section 1.6.

         1.6. In the event of net purchases, the Company shall pay for the Shares by 2:00 p.m. New York time on the next Business Day after an order to purchase the Shares is made in accordance with the provisions of Section 1.1 hereof. In the event of net redemptions, the Trust shall pay the redemption proceeds by 2:00 p.m. New York time on the next Business Day after an order to redeem the Shares is made in accordance with the provisions of Section 1.4 hereof. All such payments shall be in federal funds transmitted by wire.

         1.7. Issuance and transfer of the Shares will be by book entry only. Stock certificates will not be issued to the Company or the Accounts. The Shares ordered from the Trust will be recorded in an appropriate title for the Accounts or the appropriate subaccounts of the Accounts.

         1.8. The Trust shall furnish same day notice (by wire or telephone followed by written confirmation) to the Company of any dividends or capital gain distributions payable on the Shares. The Company hereby elects to receive all such dividends and distributions as are payable on a Portfolio's Shares in additional Shares of that Portfolio. The Trust shall notify the Company of the number of Shares so issued as payment of such dividends and distributions.

         1.9. The Trust or its custodian shall make the Net Asset Value per share for each Portfolio available to the Company on each Business Day as soon as reasonably practical after the Net Asset Value per share is calculated and shall use its best efforts to make such Net Asset Value per share available by 6:30 p.m. New York time. In the event that the Trust is unable to meet the 6:30 p.m. time stated herein, it shall provide additional time for the Company to place orders for the purchase and redemption of Shares. Such additional time shall be equal to the additional time which the Trust takes to make the Net Asset Value available to the Company. If the Trust provides materially incorrect share Net Asset Value information, the Company shall be entitled to an adjustment to the number of shares purchased or redeemed to reflect the correct Net Asset Value per share. Any material error in the calculation or reporting of Net Asset Value per share, dividend or capital gains information shall be reported promptly upon discovery to the Company.

ARTICLE II.  Certain Representations, Warranties and Covenants

         2.1. The Company represents and warrants that the Policies are or will be registered under the 1933 Act or are exempt from or not subject to registration thereunder, and that the Policies will be issued, sold, and distributed in compliance in all material respects with all applicable state and federal laws, including without limitation the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established the Account as a segregated asset account under Iowa law and has registered or, prior to any issuance or sale of the Policies, will register the Accounts as unit investment trusts in accordance with the provisions of the 1940 Act (unless exempt therefrom) to serve as segregated investment accounts for the Policies, and that it will maintain such registrations for so long as any Policies are outstanding. The Company shall amend the registration statements under the 1933 Act for the Policies and the registration statements under the 1940 Act for the Accounts from time to time as required in order to effect the continuous offering of the Policies or as may otherwise be required by applicable law. The Company shall register and qualify the Policies for sale in accordance with the securities laws of the various states only if and to the extent deemed necessary by the Company.

         2.2. The Company represents and warrants that the Policies are currently and at the time of issuance will be treated as life insurance, endowment or annuity contracts under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), that it will make every effort to maintain such treatment and that it will notify the Trust or MFS immediately upon having a reasonable basis for believing that the Policies have ceased to be so treated or that they might not be so treated in the future.

         2.3 The Company represents and warrants that CUNA Brokerage Services, Inc., the underwriter for the individual variable annuity and the variable life policies, is a member in good standing of the NASD and is a registered broker-dealer with the SEC. The Company represents and warrants that the Company and CUNA Brokerage Services, Inc. will sell and distribute such policies in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

         2.4. The Trust and MFS represent and warrant that the Shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of The Commonwealth of Massachusetts and all applicable federal and state securities laws and that the Trust is and shall remain registered under the 1940 Act. The Trust shall amend the registration statement for its Shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its Shares. The Trust shall register and qualify the Shares for sale in accordance with the laws of the various states only if and to the extent deemed necessary by the Trust.

         2.5. MFS represents and warrants that the Underwriter is a member in good standing of the NASD and is registered as a broker-dealer with the SEC. The Trust and MFS represent that the Trust and the Underwriter will sell and distribute the Shares in accordance in all material respects with all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

         2.6. The Trust represents that it is lawfully organized and validly existing under the laws of The Commonwealth of Massachusetts and that it does and will comply in all material respects with the 1940 Act and any applicable regulations thereunder.

         2.7. MFS represents and warrants that it is and shall remain duly registered under all applicable federal securities laws and that it shall perform its obligations for the Trust in compliance in all material respects with any applicable federal securities laws and with the securities laws of The Commonwealth of Massachusetts. MFS represents and warrants that it is not subject to state securities laws other than the securities laws of The Commonwealth of Massachusetts and that it is exempt from registration as an investment adviser under the securities laws of The Commonwealth of Massachusetts.

         2.8. No less frequently than annually, the Company shall submit to the Board such reports, material or data as the Board may reasonably request so that it may carry out fully the obligations imposed upon it by the conditions contained in the exemptive application pursuant to which the SEC has granted exemptive relief to permit mixed and shared funding (the "Mixed and Shared Funding Exemptive Order").

ARTICLE III.  Prospectus and Proxy Statements; Voting

         3.1. At least annually, the Trust or its designee shall provide the Company, free of charge, with as many copies of the current prospectus (describing only the Portfolios listed in Schedule A hereto) for the Shares as the Company may reasonably request for distribution to existing Policy Owners whose Policies are funded by such Shares. The Trust or its designee shall provide the Company, at the Company's expense, with as many copies of the current prospectus for the Shares as the Company may reasonably request for distribution to prospective purchasers of Policies. If requested by the Company in lieu thereof, the Trust or its designee shall provide such documentation (including a "camera ready" copy of the new prospectus as set in type or, at the request of the Company, as a diskette in the form sent to the financial printer) and other assistance as is reasonably necessary in order for the parties hereto once each year (or more frequently if the prospectus for the Shares is supplemented or amended) to have the prospectus for the Policies and the prospectus for the Shares printed together in one document; the expenses of such printing to be apportioned between (a) the Company and (b) the Trust or its designee in proportion to the number of pages of the Policy and Shares' prospectuses, taking account of other relevant factors affecting the expense of printing, such as covers, columns, graphs and charts; the Trust or its designee to bear the cost of printing the Shares' prospectus portion of such document for distribution to Owners of existing Policies funded by the Shares and the Company to bear the expenses of printing the portion of such document relating to the Accounts; provided, however, that the Company shall bear all printing expenses of such combined documents where used for distribution to prospective purchasers or to Owners of existing Policies not funded by the Shares. In the event that the Company requests that the Trust or its designee provides the Trust's prospectus in a "camera ready" or diskette format, the Trust shall be responsible for providing the prospectus in the format in which it or MFS is accustomed to formatting prospectuses and shall bear the expense of providing the prospectus in such format (e.g., typesetting expenses), and the Company shall bear the expense of adjusting or changing the format to conform with any of its prospectuses.

         3.2. The prospectus for the Shares shall state that the statement of additional information for the Shares is available from the Trust or its designee. The Trust or its designee, at its expense, shall print and provide such statement of additional information to the Company (or a master of such statement suitable for duplication by the Company) for distribution to any Owner of a Policy funded by the Shares. The Trust or its designee, at the Company's expense, shall print and provide such statement to the Company (or a master of such statement suitable for duplication by the Company) for distribution to a prospective purchaser who requests such statement or to an Owner of a Policy not funded by the Shares.

         3.3. The Trust or its designee shall provide the Company free of charge copies, if and to the extent applicable to the Shares, of the Trust's proxy materials, reports to Shareholders and other communications to Shareholders in such quantity as the Company shall reasonably require for distribution to Policy Owners.

         3.4. Notwithstanding the provisions of Sections 3.1, 3.2, and 3.3 above, or of Article V below, the Company shall pay the expense of printing or providing documents to the extent such cost is considered a distribution expense. Distribution expenses would include by way of illustration, but are not limited to, the printing of the Shares' prospectus or prospectuses for distribution to prospective purchasers or to Owners of existing Policies not funded by such Shares.

         3.5. The Trust hereby notifies the Company that it may be appropriate to include in the prospectus pursuant to which a Policy is offered disclosure regarding the potential risks of mixed and shared funding.

         3.6. If and to the extent required by law, the Company shall:

         (a)  solicit voting instructions from Policy Owners;

         (b) vote the Shares in accordance with instructions received from Policy Owners: and

         (c) vote the Shares for which no instructions have been received in the same proportion as the Shares of such Portfolio for which instructions have been received from Policy Owners;

so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass through voting privileges for variable contract Owners. The Company will in no way recommend action in connection with or oppose or interfere with the solicitation of proxies for the Shares held for such Policy Owners. The Company reserves the right to vote shares held in any segregated asset account in its own right, to the extent permitted by law. Participating Insurance Companies shall be responsible for assuring that each of their Separate Accounts holding Shares calculates voting privileges in the manner required by the Mixed and Shared Funding Exemptive Order. The Trust and MFS will notify the Company of any changes of interpretations or amendments to the Mixed and Shared Funding Exemptive Order.

ARTICLE IV.  Sales Material and Information

         4.1. The Company shall furnish, or shall cause to be furnished, to the Trust or its designee, each piece of sales literature or other promotional material in which the Trust, MFS, any other investment adviser to the Trust, or any affiliate of MFS are named, at least three (3) Business Days prior to its use. No such material shall be used if the Trust, MFS, or their respective designees reasonably objects to such use within three (3) Business Days after receipt of such material.

         4.2. The Company shall not give any information or make any representations or statements on behalf of the Trust, MFS, any other investment adviser to the Trust, or any affiliate of MFS or concerning the Trust or any other such entity in connection with the sale of the Policies other than the information or representations contained in the registration statement, prospectus or statement of additional information for the Shares, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports or proxy statements for the Trust, or in sales literature or other promotional material approved by the Trust, MFS or their respective designees, except with the permission of the Trust, MFS or their respective designees. The Trust, MFS or their respective designees each agrees to respond to any request for approval on a prompt and timely basis. The Company shall adopt and implement procedures reasonably designed to ensure that information concerning the Trust, MFS or any of their affiliates which is intended for use only by brokers or agents selling the Policies (i.e., information that is not intended for distribution to Policy holders or prospective Policy holders) is so used, and neither the Trust, MFS nor any of their affiliates shall be liable for any losses, damages or expenses relating to the improper use of such broker only materials.

         4.3. The Trust or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or the Accounts is named, at least three (3) Business Days prior to its use. No such material shall be used if the company or its designee reasonably objects to such use within three (3) Business Days after receipt of such material.

         4.4 The Trust and MFS shall not give, and agree that the Underwriter shall not give, any information or make any representations on behalf of the Company or concerning the Company, the Accounts, or the Policies in connection with the sale of the Policies other than the information or representations contained in a registration statement, prospectus, or statement of additional information for the Policies, as such registration statement, prospectus and statement of additional information may be amended or supplemented from time to time, or in reports for the Accounts, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company. The Company or its designee agrees to respond to any request for approval on a prompt and timely basis. The parties hereto agree that this Section 4.4 is neither intended to designate nor otherwise imply that MFS is an underwriter or distributor of the Policies.

         4.5. The Company and the Trust (or its designee in lieu of the Company or the Trust, as appropriate) will each provide to the other at least one complete copy of all registration statements, prospectuses, statements of additional information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Policies, or to the Trust or its Shares, prior to or contemporaneously with the filing of such document with the SEC or other regulatory authorities. The Company and the Trust shall also each promptly inform the other of the results of any examination by the SEC (or other regulatory authorities) that relates to the Policies, the Trust or its Shares, and the party that was the subject of the examination shall provide the other party with a copy of relevant portions of any "deficiency letter" or other correspondence or written report regarding any such examination.

         4.6. The Trust and MFS will provide the Company with as much notice as is reasonably practicable of any proxy solicitation for any Portfolio, and of any material change in the Trust's registration statement, particularly any change resulting in change to the registration statement or prospectus or statement of additional information for any Account. The Trust and MFS will cooperate with the Company so as to enable the Company to solicit proxies from Policy Owners or to make changes to its prospectus, statement of additional information or registration statement, in an orderly manner. The Trust and MFS will make reasonable efforts to attempt to have changes affecting Policy prospectuses become effective simultaneously with the annual updates for such prospectuses.

         4.7. For purposes of this Article IV and Article VIII, the phrase "sales literature or other promotional material" includes but is not limited to advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, video tape display, signs or billboards, motion pictures, or other public media), and sales literature (such as brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published articles), distributed or made generally available to customers or the public, educational or training materials or communications distributed or made generally available to some or all agents or employees.

ARTICLE V.  Fees and Expenses

         5.1. The Trust shall pay no fee or other compensation to the Company under this Agreement, and the Company shall pay no fee or other compensation to the Trust, except that if the Trust or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 under the 1940 Act to finance distribution and Shareholder servicing expenses, then, subject to obtaining any required exemptive orders or regulatory approvals, the Trust may make payments to the Company or to the underwriter for the Policies if and in amounts agreed to by the Trust in writing. Each party, however, shall, in accordance with the allocation of expenses specified in Articles III and V hereof, reimburse other parties for expenses initially paid by one party but allocated to another party. In addition, nothing herein shall prevent the parties hereto from otherwise agreeing to perform, and arranging for appropriate compensation for, other services relating to the Trust and/or to the Accounts.

         5.2. The Trust or its designee shall bear the expenses for the cost of registration and qualification of the Shares under all applicable federal and state laws, including preparation and filing of the Trust's registration statement, and payment of filing fees and registration fees; preparation and filing of the Trust's proxy materials and reports to Shareholders; setting in type and printing its prospectus and statement of additional information (to the extent provided by and as determined in accordance with Article III above); setting in type and printing the proxy materials and reports to Shareholders (to the extent provided by and as determined in accordance with Article III above); the preparation of all statements and notices required of the Trust by any federal or state law with respect to its Shares; all taxes on the issuance or transfer of the Shares; and the costs of distributing the Trust's prospectuses and proxy materials to Owners of Policies funded by the Shares and any expenses permitted to be paid or assumed by the Trust pursuant to a plan, if any, under Rule 12b-1 under the 1940 Act. The Trust shall not bear any expenses of marketing the Policies.

         5.3. The Company shall bear the expenses of distributing the Shares' prospectus or prospectuses in connection with new sales of the Policies and of distributing the Trust's Shareholder reports and proxy materials to Policy Owners. The Company shall bear all expenses associated with the registration, qualification, and filing of the Policies under applicable federal securities and state insurance laws; the cost of preparing, printing and distributing the Policy prospectus and statement of additional information; and the cost of preparing, printing and distributing annual individual account statements for Policy Owners as required by state insurance laws.

ARTICLE VI.  Diversification and Related Limitations

         6.1. The Trust and MFS represent and warrant that each Portfolio of the Trust will meet the diversification requirements of Section 817(h)(l) of the Code and Treas. Reg. 1.817-5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts, as they may be amended from time to time (and any revenue rulings, revenue procedures, notices, and other published announcements of the Internal Revenue Service interpreting these sections), as if those requirements applied directly to each such Portfolio. In the event that any Portfolio is not so diversified at the end of any applicable quarter, the Trust and MFS will make every effort to (a) adequately diversify the Portfolio so as to achieve compliance within the grace period afforded by Treas. Reg. 1.817.5 and (b) notify the Company.

         6.2. The Trust and MFS represent that each Portfolio of the Trust will elect to be qualified as a Regulated Investment Company under Subchapter M of the Code and that every effort will be made to maintain such qualification (under Subchapter M or any successor or similar provision) and that the Trust or its designee will notify the Company promptly upon having a reasonable basis for believing that any Portfolio of the Trust has ceased to so qualify or that any Portfolio might not so qualify in the future.

ARTICLE VII.  Potential Material Conflicts

         7.1. The Trust agrees that the Board, constituted with a majority of disinterested trustees, will monitor each Portfolio of the Trust for the existence of any material irreconcilable conflict between the interests of the variable annuity contract Owners and the variable life insurance Policy Owners of the Company and/or affiliated companies ("contract Owners") investing in the Trust. The Board shall have the sole authority to determine if a material irreconcilable conflict exists, and such determination shall be binding on the Company only if approved in the form of a resolution by a majority of the Board, or a majority of the disinterested trustees of the Board. The Board will give prompt notice of any such determination to the Company.

         7.2. The Company agrees that it will be responsible for assisting the Board in carrying out its responsibilities under the conditions set forth in the Trust's exemptive application pursuant to which the SEC has granted exemptive relief to permit mixed and shared funding by providing the Board, as it may reasonably request, with all information necessary for the Board to consider any issues raised and agrees that it will be responsible for promptly reporting any potential or existing conflicts of which it is aware to the Board including, but not limited to, an obligation by the Company to inform the Board whenever contract Owner voting instructions are disregarded. The Company also agrees that, if a material irreconcilable conflict arises, it will at its own cost remedy such conflict up to and including (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting to a vote of all affected contract Owners whether to withdraw assets from the Trust or any Portfolio and reinvesting such assets in a different investment medium and, as appropriate, segregating the assets attributable to any appropriate group of contract Owners that votes in favor of such segregation, or offering to any of the affected contract Owners the option of segregating the assets attributable to their contracts or policies, and (b) establishing a new registered management investment company and segregating the assets underlying the Policies, unless a majority of Policy Owners materially adversely affected by the conflict have voted to decline the offer to establish a new registered management investment company.

         7.3. A majority of the disinterested trustees of the Board shall determine whether any proposed action by the Company adequately remedies any material irreconcilable conflict. In the event that the Board determines that any proposed action does not adequately remedy any material irreconcilable conflict, the Company will withdraw from investment in the Trust each of the Accounts designated by the disinterested trustees and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required to remedy any such material irreconcilable conflict as determined by a majority of the disinterested trustees of the Board.

         7.4. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shares funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.5, 3.6, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.  Indemnification

         8.1.  Indemnification by the Company

         The Company agrees to indemnify and hold harmless the Trust, MFS, any affiliates of MFS, and each of their respective directors/trustees, officers and each person, if any, who controls the Trust or MFS within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or expenses (including reasonable counsel fees) to which an Indemnified Party may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Shares or the Policies and:

                  (a) arise out of or are based  upon any untrue  statements  or alleged untrue statements of any material fact contained in the registration statement, prospectus or statement of additional information for the Policies or contained in the Policies or sales literature or other promotional material for the Policies (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reasonable reliance upon and in conformity with information furnished to the Company or its designee by or on behalf of the Trust or MFS for use in the registration statement, prospectus or statement of additional information for the Policies or in the Policies or sales literature or other promotional material (or any amendment or supplement) or otherwise for use in connection with the sale of the Policies or Shares; or

                  (b) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material of the Trust not supplied by the Company or its designee, or persons under its control and on which the Company has reasonably relied) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Policies or Shares; or

                  (c) arise out of any untrue statement or alleged untrue statement of a material fact contained in the registration statement, prospectus, statement of additional information, or sales literature or other promotional literature of the Trust, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Trust by or on behalf of the Company; or

                  (d) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company; or

                  (e) arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of the agreement;

as limited by and in accordance with the provisions of this Article VIII.

         8.2.  Indemnification by the Trust

         The Trust agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act, and any agents or employees of the foregoing (each an "Indemnified Party," or collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, damages liabilities (including amounts paid in settlement with the written consent of the Trust) or expenses (including reasonable counsel fees) to which any Indemnified Party may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Shares or the Policies and:

                  (a) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material of the Trust (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reasonable reliance upon and in conformity with information furnished to the Trust, MFS, the Underwriter or their respective designees by or on behalf of the Company for use in the registration statement, prospectus or statement of additional information for the Trust or in sales literature or other promotional material for the Trust (or any amendment or supplement) or otherwise for use in connection with the sale of the Policies or Shares; or

                  (b) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, statement of additional information or sales literature or other promotional material for the Policies not supplied by the Trust, MFS, the Underwriter or any of their respective designees or persons under their respective control and on which any such entity has reasonably relied) or wrongful conduct of the Trust or persons under its control, with respect to the sale or distribution of the Policies or Shares; or

                  (c) arise out of or result from any material breach of any representation and/or warranty made by the Trust in this Agreement
         (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement) or arise out of or result from any other material breach of this Agreement by the Trust; or

                  (d) arise out of or result from the materially incorrect or untimely calculation or reporting of the daily Net Asset Value per share or dividend or capital gain distribution rate; or

                  (e) arise as a result of any failure by the Trust to provide the services and furnish the materials under the terms of the Agreement;

as limited by and in accordance with the provisions of this Article VIII.

         8.3 In no event shall the Trust be liable under the indemnification provisions contained in this Agreement to any individual or entity, including without limitation, the Company, or any Participating Insurance Company or any Policy holder, with respect to any losses, claims, damages, liabilities or expenses that arise out of or result from (i) a breach of any representation, warranty, and/or covenant made by the Company hereunder or by any Participating Insurance Company under an agreement containing substantially similar representations, warranties and covenants; (ii) the failure by the Company or any Participating Insurance Company to maintain its segregated asset account (which invests in any Portfolio) as a legally and validly established segregated asset account under applicable state law and as a duly registered unit investment trust under the provisions of the 1940 Act (unless exempt therefrom); or (iii) the failure by the Company or any Participating Insurance Company to maintain its variable annuity and/or variable life insurance contracts (with respect to which any Portfolio serves as an underlying funding vehicle) as life insurance, endowment or annuity contracts under applicable provisions of the Code.

         8.4. Neither the Company nor the Trust shall be liable under the indemnification provisions contained in this Agreement with respect to any losses, claims, damages, liabilities or expenses to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, willful misconduct, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement.

         8.5.  Promptly after receipt by an Indemnified Party under this Section
8.5 of commencement of action, such Indemnified Party will, if a claim in respect thereof is to be made against the indemnifying party under this section, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any Indemnified Party otherwise than under this section. In case any such action is brought against any Indemnified Party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, assume the defense thereof, with counsel satisfactory to such Indemnified Party. After notice from the indemnifying party of its intention to assume the defense of an action, the Indemnified Party shall bear the expenses of any additional counsel obtained by it, and the indemnifying party shall not be liable to such
Indemnified Party under this section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation.

         8.6. Each of the parties agrees promptly to notify the other parties of the commencement of any litigation or proceeding against it or any of its respective officers, directors, trustees, employees or 1933 Act control persons in connection with the Agreement, the issuance or sale of the Policies, the operation of the Accounts, or the sale or acquisition of Shares.

         8.7. A successor by law of the parties to this Agreement shall be entitled to the benefits of the indemnification contained in this Article VIII. The indemnification provisions contained in this Article VIII shall survive any termination of this Agreement.

ARTICLE IX.  Applicable Law

         9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

         9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  Notice of Formal Proceedings

         The Trust, MFS, and the Company agree that each such party shall promptly notify the other parties to this Agreement, in writing, of the institution of any formal proceedings brought against such party or its designees by the NASD, the SEC, or any insurance department or any other regulatory body regarding such party's duties under this Agreement or related to the sale of the Policies, the operation of the Accounts, or the purchase of the Shares.

ARTICLE XI.  Termination

         11.1. This Agreement shall terminate with respect to the Accounts, or one, some, or all Portfolios:

          (a) at the option of any party upon six (6) months' advance written notice to the other parties; or

          (b) at the option of the Company to the extent that the Shares of Portfolios are not reasonably available to meet the requirements of the Policies or are not "appropriate funding vehicles" for the Policies, as reasonably determined by the Company. Without limiting the generality of the foregoing, the Shares of a Portfolio would not be "appropriate funding vehicles" if, for example, such Shares did not meet the diversification or other requirements referred to in Article VI hereof; or if the Portfolio did not qualify under Subchapter M of the Code, as referred to in Section 6.2 hereof (or the Company reasonably believes the shares or the Portfolio may not so comply or qualify); or if the Company would be permitted to disregard Policy Owner voting instructions pursuant to Rule 6e-2 or 6e-3(T) under the 1940 Act. Prompt notice of the election to terminate for such cause and an explanation of such cause shall be furnished to the Trust by the Company; or

          (c) at the option of the Trust or MFS upon institution of formal proceedings against the Company by the NASD, the SEC, or any insurance department or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Policies, the operation of the Accounts, or the purchase of the Shares; or

          (d) at the option of the Company upon institution of formal proceedings against the Trust by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding the Trust's or MFS' duties under this Agreement or related to the sale of the shares; or

          (e) at the option of the Company, the Trust or MFS upon receipt of any necessary regulatory approvals and/or the vote of the Policy Owners having an interest in the Accounts (or any subaccounts) to substitute the shares of another investment company for the corresponding Portfolio Shares in accordance with the terms of the Policies for which those Portfolio Shares had been selected to serve as the underlying investment media. The Company will give thirty (30) day's prior written notice to the Trust of the date of any proposed vote or other action taken to replace the Shares; or

          (f) termination by either the Trust or MFS by written notice to the Company, if either one or both of the Trust or MFS respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition, or prospects since the date of this Agreement or is the subject of material adverse publicity; or

          (g) termination by the Company by written notice to the Trust and MFS, if the Company shall determine, in its sole judgment exercised in good faith, that the Trust or MFS has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

          (h) at the option of any party to this Agreement, upon another party's material breach of any provision of this Agreement; or

          (i) upon assignment of this Agreement, unless made with the written consent of the parties hereto.

         11.2. The notice shall specify the Portfolio or Portfolios, Policies and, if applicable, the Accounts as to which the Agreement is to be terminated.

         11.3. It is understood and agreed that the right of any party hereto to terminate this Agreement pursuant to Section ll.l(a) may be exercised for cause or for no cause.

         11.4. Except as necessary to implement Policy Owner initiated transactions, or as required by state insurance laws or regulations, the Company shall not redeem the Shares attributable to the Policies (as opposed to the Shares attributable to the Company's assets held in the Accounts), and the Company shall not prevent Policy Owners from allocating payments to a Portfolio that was otherwise available under the Policies, until thirty (30) days after the Company shall have notified the Trust of its intention to do so.

         11.5. Notwithstanding any termination of this Agreement, the Trust and MFS shall, at the option of the Company, continue to make available additional shares of the Portfolios pursuant to the terms and conditions of this Agreement, for all Policies in effect on the effective date of termination of this Agreement (the "Existing Policies"), except as otherwise provided under Article VII of this Agreement. Specifically, without limitation, the Owners of the Existing Policies shall be permitted to transfer or reallocate investments under the Policies, redeem investments in any Portfolio and/or invest in the Trust upon the making of additional purchase payments under the Existing Policies.

ARTICLE XII.  Notices

         Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

         If to the Trust:

         MFS Variable Insurance Trust
         500 Boylston Street
         Boston, Massachusetts  02116
         Attn:  Stephen E. Cavan, Secretary

         If to the Company:

         Century Life of America
         2000 Heritage Way
         Waverly, Iowa  50677
         Attn:  Chief Legal Officer

         If to MFS:

         Massachusetts Financial Services Company
         500 Boylston Street
         Boston, Massachusetts  02116
         Attn:  Stephen E. Cavan, General Counsel

ARTICLE XIII.  Miscellaneous

         13.1. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the Owners of the Policies and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement or as otherwise required by applicable law or regulation, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as it may come into the public domain.

         13.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         13.3. This Agreement may be executed simultaneously in one or more counterparts, each of which taken together shall constitute one and the same instrument.

         13.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         13.5. The Schedule attached hereto, as modified from time to time, is incorporated herein by reference and is part of this Agreement.

         13.6. Each party hereto shall cooperate with each other party in connection with inquiries by appropriate governmental authorities (including without limitation the SEC, the NASD, and state insurance regulators) relating to this Agreement or the transactions contemplated hereby.

         13.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

         13.8. A copy of the Trust's Declaration of Trust is on file with the Secretary of The Commonwealth of Massachusetts, and the Company agrees that this Agreement is executed on behalf of the Trust by an officer of the Trust as an officer and not individually, and that the obligations of or arising out of this Agreement are not binding upon any of the trustees, officers, or Shareholders individually but are binding only upon the assets and property of the Trust or the Portfolios of the Trust to which such obligations relate.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified below.


                           CENTURY LIFE OF AMERICA
                           By its authorized officer,

                           By:            /s/ Kevin Lentz

                           Title:         Chief Operating Officer

                           Date:          April 27, 1994


                          MFS VARIABLE INSURANCE TRUST
                          By its authorized officer,

                          By:            /s/ A. Keith Brodkin

                          Title:         President

                          Date:          April 29, 1994


                          MASSACHUSETTS FINANCIAL SERVICES COMPANY
                          By its authorized officer,

                          By:            /s/ Arnold D. Scott

                          Title:         Senior Executive Vice President

                          Date:          April 29, 1994

                                                        As of September 23, 1999

                                   SCHEDULE A


                        ACCOUNTS, POLICIES AND PORTFOLIOS
                     SUBJECT TO THE PARTICIPATION AGREEMENT


---------------------------------------------------------- ----------------------------------- --------------------------------

              Name of Separate Account and                          Policies Funded                      Portfolios
         Date Established by Board of Directors                   by Separate Account              Applicable to Policies
                   (Date Established)

---------------------------------------------------------- ----------------------------------- --------------------------------

                                                                    Variable Annuity              Global Governments Series
        CUNA Mutual Life Variable Annuity Account                       33-73738
         f/k/a Century Variable Annuity Account                                                    Emerging Growth Series

                    December 14, 1993
---------------------------------------------------------- ----------------------------------- --------------------------------

            CUNA Mutual Life Variable Account                   Variable Universal Life           Global Governments Series
             f/k/a/ Century Variable Account                            33-19718
                                                                                                   Emerging Growth Series
                     August 16, 1983                           Variable Universal Life II
                                                                       333-81499

---------------------------------------------------------- ----------------------------------- --------------------------------

     CUNA Mutual Life Group Variable Annuity Account         Group Variable Annuity Offered       Global Governments Series
      f/k/a Century Group Variable Annuity Account         Exclusively to Qualified Plans Not
                                                               Registered in Reliance on           Emerging Growth Series
                     August 16, 1983                                 Qualified Plan
                                                               Exemption to Registration
                                                                     Requirements

---------------------------------------------------------- ----------------------------------- --------------------------------

                   THIRD AMENDMENT TO PARTICIPATION AGREEMENT

         Pursuant to the Participation Agreement, made and entered into as of the 29th day of April, 1994, by and among MFS Variable Insurance Trust, CUNA Mutual Life Insurance Company (formerly Century Life of America) and Massachusetts Financial Services Company, the parties hereby agree to an amended Schedule A as attached hereto.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to the Participation Agreement to be executed in its name and on its behalf by its duly authorized representative. The Amendment shall take effect on September 23, 1999.

                           CUNA MUTUAL LIFE INSURANCE COMPANY
                           By its authorized officer,

                           By:  /s/ Michael B. Kitchen
                                   Michael B. Kitchen

                           Title:     President and Chief Executive Officer



                           MFS VARIABLE INSURANCE TRUST,
                           on behalf of the Portfolios
                           By its authorized officer,

                           By:   /s/ Jeffrey L. Shames
                                  Jeffrey L. Shames
                                  Chairman


                           MASSACHUSETTS FINANCIAL SERVICES COMPANY
                           By its authorized officer,

                           By:   /s/ Jeffrey L. Shames
                                  Jeffrey L. Shames
                                  Chairman and Chief Executive Officer

                                   EXHIBIT 9c


                             PARTICIPATION AGREEMENT
                                      Among
                       OPPENHEIMER VARIABLE ACCOUNT FUNDS,
                             OPPENHEIMERFUNDS, INC.
                                       and
                       CUNA MUTUAL LIFE INSURANCE COMPANY

                  THIS AGREEMENT (the "Agreement"), made and entered into as of the 20th day of February, 1997 by and among CUNA Mutual Life Insurance Company (hereinafter the "Company"), on its own behalf and on behalf of each separate account of the Company named in Schedule 1 to this Agreement, as may be amended from time to time by mutual consent (hereinafter collectively the "Accounts"), Oppenheimer Variable Account Funds (hereinafter the "Fund") and OppenheimerFunds, Inc. (hereinafter the "Adviser").
                  WHEREAS, the Fund is an open-end management investment company and is available to act as the investment vehicle for separate accounts now in existence or to be established at any date hereafter for variable life insurance policies and variable annuity contracts (collectively, the "Variable Insurance Products") offered by insurance companies (hereinafter "Participating Insurance Company");
                  WHEREAS, the beneficial interest in the Fund is divided into several series of shares, each designated a "Portfolio", and each representing the interests in a particular managed pool of securities and other assets;
                  WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission, dated July 16, 1986 (File No. 812-6324) granting Participating Insurance Company and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (hereinafter the "Mixed and Shared Funding Exemptive Order")
                  WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act");
                  WHEREAS, the Adviser is duly registered as an investment adviser under the federal Investment Advisers Act of 1940;
                  WHEREAS, the Company has registered or will register certain variable annuity and/or life insurance contracts under the 1933 Act (hereinafter "Contracts") (unless an exemption from registration is available);
                  WHEREAS, the Accounts are or will be duly organized, validly existing segregated asset accounts, established by resolution of the Board of Directors of the Company, to set aside and invest assets attributable to the aforesaid variable contracts (the Contract(s) and the Account(s) covered by the Agreement are specified in Schedule 2 attached hereto, as may be modified by mutual consent from time to time);
                  WHEREAS, the Company have registered or will register the Accounts as unit investment trusts under the 1940 Act (unless an exemption from registration is available);
                  WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intend to purchase shares in the Portfolios (the Portfolios covered by this Agreement are specified in Schedule 3 attached hereto as may be modified by mutual consent from time to time), on behalf of the Accounts to fund the Contracts named in Schedule 2, as may be amended from time to time by mutual consent, and the Fund is authorized to sell such shares to unit investment trusts such as the Accounts at net asset value; and

     NOW, THEREFORE, in consideration of their mutual promises, the Fund, the Adviser and the Company agree as follows:

ARTICLE I.        Sale of Fund Shares
                  1.1. The Fund agrees to sell to the Company those shares of the Fund which the Company orders on behalf of the Account, executing such orders on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Fund. For purposes of this Section 1.1, the Company shall be the designee of the Fund for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives written (or facsimile) notice of such order by 9:30 a.m. New York time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Fund calculates its net asset value pursuant to the rules of the SEC.
                  1.2. The Company shall pay for Fund shares on the next Business Day after it places an order to purchase Fund shares in accordance with
Section 1.1 hereof. Payment shall be in federal funds transmitted by wire or by a credit for any shares redeemed.
                  1.3. The Fund agrees to make Fund shares available for purchase at the applicable net asset value per share by the Company for their separate Accounts listed in Schedule 1 on those days on which the Fund calculates its net asset value pursuant to rules of the SEC; provided, however, that the Board of Trustees of the Fund (hereinafter the "Trustees") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Trustees, acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, in the best interests of the shareholders of any Portfolio.
                  1.4. The Fund agrees to redeem, upon the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the request for redemption. For purposes of this
Section 1.6, the Company shall be the designee of the Fund for receipt of requests for redemption and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives written (or facsimile) notice of such request for redemption by 9:30 a.m. New York time on the next following Business Day. Payment shall be made within the time period specified in the Fund's prospectus or statement of additional information, in federal funds transmitted by wire to the Company's account as designated by the Company in writing from time to time.
                  1.5. The Company shall pay for the Fund shares on the next Business Day after an order to purchase shares is made in accordance with the provisions of Section 1.4 hereof. Payment shall be in federal funds transmitted by wire pursuant to the instructions of the Fund's treasurer or by a credit for any shares redeemed.
                  1.6. The Company agrees to purchase and redeem the shares of the Portfolios named in Schedule A offered by the then current prospectus and statement of additional information of the Fund in accordance with the provisions of such prospectus and statement of additional information. The Company shall not permit any person other than a Contract owner to give instructions to the Company which would require the Company to redeem or exchange shares of the Fund.

ARTICLE II. Sales Material, Prospectuses and Other Reports

                  2.1. The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material in which the Fund or the Adviser is named, at least ten Business Days prior to its use. No such material shall be used if the Fund or its designee reasonably object to such use within ten Business Days after receipt of such material. "Business Day" shall mean any day in which the New York Stock Exchange is open for trading and in which the Fund calculates its net asset value pursuant to the rules of the Securities and Exchange Commission.
                  2.2. The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sale literature or other promotional material approved by the Fund or its designee, except with the permission of the Fund.
                  2.3. For purposes of this Article II, the phrase "sales literature or other promotional material" means advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboard or electronic media), and sales literature (such as brochures, circulars, market letters and form letters), distributed or made generally available to customers or the public.
                  2.4. The Fund shall provide a copy of its current prospectus within a reasonable period of its filing date, and provide other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus for the Fund is supplemented or amended) to have the prospectus for the Contracts and the Fund's prospectus printed together in one document (such printing to be at the Company's expense). The Adviser shall be permitted to review and approve the typeset form of the Fund's Prospectus prior to such printing.
                  2.5. The Fund or the Adviser shall provide the Company with either: (i) a copy of the Fund's proxy material, reports to shareholders, other information relating to the Fund necessary to prepare financial reports, and other communications to shareholders for printing and distribution to Contract owners at the Company's expense, or (ii) camera ready and/or printed copies, if appropriate, of such material for distribution to Contract owners at the Company' expense, within a reasonable period of the filing date for definitive copies of such material. The Adviser shall be permitted to review and approve the typeset form of such proxy material and shareholder reports prior to such printing provided such materials have been provided within a reasonable period.

ARTICLE III. Fees and Expenses

                  3.1. The Fund and Adviser shall pay no fee or other compensation to the Company under this agreement, and the Company shall pay no fee or other compensation to the Fund or Adviser, except as provided herein.
                  3.2. All expenses incident to performance by each party of its respective duties under this Agreement shall be paid by that party. The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent advisable by the Fund, in accordance with applicable state laws prior to their sale. The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, and the preparation of all statements and notices required by any federal or state law.
                  3.3. The Company shall bear the expenses of typesetting, printing and distributing the Fund's prospectus, proxy materials and reports to owners of Contracts issued by the Company.
                  3.4. In the event the Fund adds one or more additional Portfolios and the parties desire to make such Portfolios available to the respective Contract owners as an underlying investment medium, a new Schedule A or an amendment to this Agreement shall be executed by the parties authorizing the issuance of shares of the new Portfolios to the particular Account. The amendment may also provide for the sharing of expenses for the establishment of new Portfolios among Participating Insurance Company desiring to invest in such Portfolios and the provision of funds as the initial investment in the new Portfolios.

ARTICLE IV. Potential Conflicts

                  4.1.  The Board of  Trustees  of the Fund (the  "Board")  will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the Contract owners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority;
(b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners; or (f) a decision by an insurer to disregard the voting instructions of Contract owners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.
                  4.2.  The Company has  reviewed a copy of the Mixed and Shared
Funding Exemptive Order, and in particular, has reviewed the conditions to the requested relief set forth therein. The Company agrees to be bound by the responsibilities of a participating insurance company as set forth in the Mixed and Shared Funding Exemptive Order, including without limitation the requirement that the Company report any potential or existing conflicts of which it is aware to the Board. The Company will assist the Board in carrying out its responsibilities in monitoring such conflicts under the Mixed and Shared Funding Exemptive Order, by providing the Board in a timely manner with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever Contract owner voting instructions are disregarded and by confirming in writing, at the Fund's request, that the Company are unaware of any such potential or existing material irreconcilable conflicts.
                  4.3.  If it is  determined  by a majority  of the Board,  or a majority of its disinterested Trustees, that a material irreconcilable conflict exists, the Company shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested trustees), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to an including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Company) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.
                  4.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of the six month period the Fund shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Fund.
                  4.5. If a material  irreconcilable  conflict  arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the Account's investment in the Fund and terminate this Agreement within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Until the end of the foregoing six month period, the Fund shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Fund, subject to applicable regulatory limitation.
                  4.6.  For  purposes  of  Sections  4.3  through  4.6  of  this
Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 4.3 to establish a new funding medium for Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict. In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the particular Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination, provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested members of the Board.

ARTICLE V. Applicable Law

                  5.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New York.
                  5.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the Securities and Exchange Commission may grant (including, but not limited to, the Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE VI.       Termination

                  6.1 This Agreement shall terminate with respect to some or all
Portfolios:

                    (a) at the option of any party upon six month's advance written notice to the other parties;

                    (b) at the option of the Company to the extent that shares of Portfolios are not reasonably available to meet the requirements of its Contracts or are not appropriate funding vehicles for the Contracts, as determined by the Company reasonably and in good faith. Prompt notice of the election to terminate for such cause and an explanation of such cause shall be furnished by the Company; or

                    (c)  as provided in Article IV

                  6.2. It is understood and agreed that the right of any party hereto to terminate this Agreement pursuant to Section 6.1(a) may be exercised for cause or for no cause.

ARTICLE VII.      Notices

                  Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify to the other party.
                  If to the Fund:
                           Oppenheimer Variable Account Funds
                           c/o OppenheimerFunds, Inc.
                           2 World Trade Center
                           New York, NY 10048-0203
                           Attn: Legal Department

                  If to the Adviser:

                           OppenheimerFunds, Inc.
                           2 World Trade Center
                           New York, NY 10048-0203
                           Attn: General Counsel

                  If to the Company:

                           CUNA Mutual Group
                           5910 Mineral Point Road
                           Madison, Wisconsin 53701
                           Attn: Legal Department

ARTICLE VIII.     Miscellaneous

                  8.1. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as it may come into the public domain.
                  8.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
                  8.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.
                  8.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.
                  8.5. Each party hereto shall cooperate with, and promptly notify each other party and all appropriate governmental authorities (including without limitation the Securities and Exchange Commission, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.
                  8.6. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.
                  8.7. It is understood by the parties that this Agreement is not an exclusive arrangement in any respect.
                  8.8. The Company and the Adviser each understand and agree that the obligations of the Fund under this Agreement are not binding upon any shareholder of the Fund personally, but bind only the Fund and the Fund's property; the Company and the Adviser each represent that it has notice of the provisions of the Declaration of Trust of the Fund disclaiming shareholder liability for acts or obligations of the Fund.
                  8.9. This Agreement shall not be assigned by any party hereto without the prior written consent of all the parties.
                  8.10. This Agreement sets forth the entire agreement between the parties and supercedes all prior communications, agreements and understandings, oral or written, between the parties regarding the subject matter hereof.

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed as of the date specified below.

                             CUNA MUTUAL LIFE INSURANCE COMPANY

                             By its authorized officer,

                             By:      /s/ Michael B. Kitchen
                                      Michael B. Kitchen

                             Title:   President and Chief Executive Officer

                             Date:    February 26, 1997


                             OPPENHEIMER VARIABLE ACCOUNT FUNDS


                             By:      /s/ Andrew J. Donohue
                                      Andrew J. Donohue

                             Title:   Secretary

                             Date:    March 3, 1997


                             OPPENHEIMERFUNDS, INC.


                             By:      /s/ Andrew J. Donohue
                                      Andrew J. Donohue

                             Title:   Vice President

                             Date:    March 3, 1997

                                   SCHEDULE 1

              CUNA Mutual Life Insurance Company Separate Accounts

CUNA Mutual Life Variable Annuity Account
CUNA Mutual Life Variable Account
CUNA Mutual Life Group Variable Annuity Account



                                                        As of September 21, 1999


                                   SCHEDULE 2

                  CUNA Mutual Life Insurance Company Contracts
                Covered by Separate Accounts Listed in Schedule 1


CUNA Mutual Life Variable Annuity Account
         MEMBERS Variable Annuity Product

CUNA Mutual Life Variable Account
         MEMBERS Variable Universal Life Product
         MEMBERS Variable Universal Life II Product

CUNA Mutual Life Group Variable Annuity Account
         UltraSaver Group Annuity Product
         CU Pension Saver Group Annuity Product
         CU UltraSaver Group Annuity Product



                                                        As of September 21, 1999

                                   SCHEDULE 3


Oppenheimer Variable Account Funds Portfolios

Oppenheimer High Income Fund/VA

                   AMENDMENT NO. 1 TO PARTICIPATION AGREEMENT

                                      Among

                       OPPENHEIMER VARIABLE ACCOUNT FUNDS,

                             OPPENHEIMERFUNDS, INC.

                                       and

                       CUNA MUTUAL LIFE INSURANCE COMPANY

         Pursuant to the Participation Agreement, made and entered into as of the 20th day of February, 1997, by and among Oppenheimer Variable Account Funds, CUNA Mutual Life Insurance Company, and OppenheimerFunds, Inc., the parties hereby agree to an amended Schedule 2 and 3 as attached hereto.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to the Participation Agreement to be executed in its name and on its behalf by its duly authorized representative. This Amendment shall take effect on September 21, 1999.

                           CUNA MUTUAL LIFE INSURANCE COMPANY
                           By its authorized officer,

                           By:  /s/ Micahel B. Kitchen
                                 Michael B. Kitchen

                           Title:     President and Chief Executive Officer

                           Date:     September 22, 1999


                           OPPENHEIMER VARIABLE ACCOUNT FUNDS
                           By its authorized officer,

                           By:   /s/ Andrew J. Donohue
                                  Andrew J. Donohue

                           Title:   Vice President and Secretary

                           Date:    September 22, 1999


                           OPPENHEIMERFUNDS, INC.
                           By its authorized officer,

                           By:   /s/ Andrew J. Donohue
                                  Andrew J. Donohue

                           Title:   Executive Vice President

                           Date:   September 22, 1999

                                   EXHIBIT 9d

                             PARTICIPATION AGREEMENT
                 AMONG TEMPLETON VARIABLE PRODUCTS SERIES FUND,
                    FRANKLIN TEMPLETON DISTRIBUTORS, INC. and
                       CUNA MUTUAL LIFE INSURANCE COMPANY

         THIS AGREEMENT made as of March 31, 1997, among Templeton Variable Products Series Fund (the "Trust"), an open-end management investment company organized as a business trust under Massachusetts law, Franklin Templeton Distributors, Inc., a California corporation, the Trust's principal underwriter ("Underwriter"), and CUNA Mutual Life Insurance Company, a life insurance company organized as a corporation under Iowa law (the "Company"), on its own behalf and on behalf of each segregated asset account of the Company set forth in Schedule A, as may be amended from time to time (the "Accounts").

                              W I T N E S S E T H:

         WHEREAS, the Trust is registered with the Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and has an effective registration statement relating to the offer and sale of the various series of its shares under the Securities Act of 1933, as amended (the "1933 Act" ) ;

           WHEREAS, the Trust and the Underwriter desire that Trust shares be used as an investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts to be offered by life insurance companies which have entered into fund participation agreements with the Trust (the "Participating Insurance Companies");

         WHEREAS, the beneficial interest in the Trust is divided into several series of shares, each series representing an interest in a particular managed portfolio of securities and other assets, and certain of those series, named in Schedule B, (the "Portfolios") are to be made available for purchase by the Company for the Accounts; and

         WHEREAS, the Trust has received an order from the Commission, dated November 16, 1993 (File No. 812-8546), granting Participating Insurance Companies and their separate accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act, and Rules 6e-2 (b) (15) and 6e-3
(T) (b) (15) thereunder, to the extent necessary to permit shares of the Trust to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies and certain qualified pension and retirement plans (the "Shared Funding Exemptive Order");

         WHEREAS, the Company has registered or will register under the 1933 Act certain variable annuity contracts and variable life insurance policies with the form number(s) which are listed on Schedule C attached hereto and incorporated herein by this reference, as such Schedule C may be amended from time to time hereafter by mutual written agreement of all parties hereto, under which the Portfolios are to be made available as investment vehicles (the "Contracts");

         WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act unless an exemption from registration under the 1940 Act is available and the Trust has been so advised;

         WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of the Company, on the date shown for such account on Schedule A hereto, to set aside and invest assets attributable to one or more Contracts; and

         WHEREAS, the Underwriter is registered as a broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"); and

         WHEREAS, each investment adviser listed on Schedule B (each, an "Adviser") is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act") and any applicable state securities laws;

         WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios on behalf of each Account to fund certain of the aforesaid Contracts and the Underwriter is authorized to sell such shares to unit investment trusts such as each Account at net asset value;

         NOW THEREFORE, in consideration of their mutual promises, the parties agree as follows:


                                   ARTICLE I.
                Purchase and Redemption of Trust Portfolio Shares

         1.1. For purposes of this Article I, the Company shall be the Trust's agent for receipt of purchase orders and requests for redemption relating to each Portfolio from each Account, provided that the Company notifies the Trust of such purchase orders and requests for redemption by 10:00 a.m. Eastern time on the next following Business Day, as defined in Section 1.3.

         1.2. The Trust agrees to make shares of the Portfolios available to the Accounts for purchase at the net asset value per share next computed after receipt of a purchase order by the Trust (or its agent), as established in accordance with the provisions of the then current prospectus of the Trust describing Portfolio purchase procedures on those days on which the Trust calculates its net asset value pursuant to rules of the Commission, and the Trust shall use its best efforts to calculate such net asset value on each day on which the New York Stock Exchange ("NYSE") is open for trading. The Company will transmit orders from time to time to the Trust for the purchase of shares of the Portfolios. The Trustees of the Trust (the "Trustees") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or if, in the sole discretion of the Trustees acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, such action is deemed in the best interests of the shareholders of such Portfolio.

         1.3 The Company shall submit payment for the purchase of shares of a Portfolio on behalf of an Account no later than the close of the Federal Reserve Bank, which is 6:00 p.m. Eastern time, on the next Business Day after the Trust receives the purchase order. If payment in federal funds for any purchase is not received by the Trust or its designated custodian or is received after such time, the Company shall promptly upon the Trust's written request, reimburse the Trust for any charges, costs, fees, interest, or other expenses incurred by the Trust in connection with any advances to, or borrowings or overdrafts by, the Trust, or any similar expenses incurred by the Trust as a result of transactions effected by the Trust based upon such purchase order. Payment shall be made in federal funds transmitted by wire to the Trust. Upon receipt by the Trust of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Trust for this purpose. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the Commission.

         1.4 The Trust will redeem for cash any full or fractional shares of any Portfolio, when requested by the Company on behalf of an Account, at the net asset value next computed after receipt by the Trust (or its agent) of the request for redemption, as established in accordance with the provisions of the then current prospectus of the Trust describing Portfolio redemption procedures. The Trust shall make payment for such shares in the manner established from time to time by the Trust. Redemption with respect to a Portfolio will normally be paid to the Company for an Account in federal funds transmitted by wire to the Company before the close of the Federal Reserve Bank, which is 6:00 p.m. Eastern time on the next Business Day after the receipt of the request for redemption. If payment in federal funds for any redemption request is received by the Company after such time, the Trust shall promptly upon the Company's written request, reimburse the Company for any charges, costs, fees, interest, or other expenses incurred by the Company as a result of such failure to provide redemption proceeds within the specified time. Notwithstanding the foregoing, such payment may be delayed if, for example, the Portfolio's cash position so requires or if extraordinary market conditions exist, but in no event shall payment be delayed for a greater period than is permitted by the 1940 Act.

         1.5 Payments for the purchase of shares of the Trust's Portfolios by the Company under Section 1.3 and payments for the redemption of shares of the Trust's Portfolios under Section 1.4 may be netted against one another on any Business Day for the purpose of determining the amount of any wire transfer on that Business Day.

         1.6 Issuance and transfer of the Trust's Portfolio shares will be by book entry only. Stock certificates will not be issued to the Company or the Account. Portfolio Shares purchased from the Trust will be recorded in the appropriate title for each Account or the appropriate subaccount of each Account.

         1.7 The Trust shall furnish, on or before the ex-dividend date, notice to the Company of any income dividends or capital gain distributions payable on the shares of any Portfolio of the Trust. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio's shares in additional shares of the Portfolio. The Trust shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

         1.8 The Trust shall calculate the net asset value of each Portfolio on each Business Day, as defined in Section 1.3. The Trust shall make the net asset value per share for each Portfolio available to the Company or its designated agent on a daily basis as soon as reasonably practical after the net asset value per share is calculated (normally by 6:30 p.m. Eastern time) and shall use reasonable efforts to make such net asset value per share available by 7:00 p.m. Eastern time each Business Day.

         1.9 The Trust agrees that its Portfolio shares will be sold only to Participating Insurance Companies and their separate accounts and to certain qualified pension and retirement plans to the extent permitted by the Shared Funding Exemptive Order. No shares of any Portfolio will be sold directly to the general public. The Company agrees that it will use Trust shares only for the purposes of funding the Contracts through the Accounts listed in Schedule A, as amended from time to time.

         1.10 The Company agrees that all net amounts available under the Contracts shall be invested in the Trust, in such other Funds advised by an Adviser or its affiliates as may be mutually agreed to in writing by the parties hereto, or in the Company's general account, provided that such amounts may also be invested in an investment company other than the Trust if: (a) such other investment company, or series thereof, has investment objectives or policies that are substantially different from the investment objectives and policies of the Portfolios; or (b) the Company gives the Trust and the Underwriter 45 days written notice of its intention to make such other investment company available as a funding vehicle for the Contracts; or (c) such other investment company is available as a funding vehicle for the Contracts at the date of this Agreement and the Company so informs the Trust and the Underwriter prior to their signing this Agreement (a list of such investment companies appearing on Schedule D to this Agreement); or (d) the Trust or Underwriter consents to the use of such other investment company.

         1.11 The Trust agrees that all Participating Insurance Companies shall have the obligations and responsibilities regarding pass-through voting and conflicts of interest corresponding to those contained in Section 2.10 and
Article IV of this Agreement.

                                   ARTICLE II.
                  Obligations of the Parties; Fees and Expenses

         2.1 The Trust shall prepare and be responsible for filing with the Commission and any state regulators requiring such filing all shareholder reports, notices, proxy materials (or similar materials such as voting instruction solicitation materials), prospectuses and statements of additional information of the Trust. The Trust shall bear the costs of registration and qualification of its shares of the Portfolios, preparation and filing of the documents listed in this Section 2.1 and all taxes to which an issuer is subject on the issuance and transfer of its shares.

         2.2 At the option of the Company, the Trust or the Underwriter shall either (a) provide the Company with as many copies of portions of the Trust's current prospectus, annual report, semi-annual report and other shareholder communications, including any amendments or supplements to any of the foregoing, pertaining specifically to the Portfolios as the Company shall reasonably request; or (b) provide the Company with a camera ready copy of such documents in a form suitable for printing and from which information relating to series of the Trust other than the Portfolios has been deleted to the extent practicable. The Trust or the Underwriter shall provide the Company with a copy of its current statement of additional information, including any amendments or supplements, in a form suitable for duplication by the Company. Expenses of furnishing such documents for marketing purposes shall be borne by the Company and expenses of furnishing such documents for current contract owners invested in the Trust shall be borne by the Trust or the Underwriter.

         2.3 The Trust (at its expense) shall provide the Company with copies of any Trust-sponsored proxy materials in such quantity as the Company shall reasonably require for distribution to Contract owners. The Company shall bear the costs of distributing proxy materials (or similar materials such as voting solicitation instructions), prospectuses and statements of additional information to Contract owners. The Company assumes sole responsibility for ensuring that such materials are delivered to Contract owners in accordance with applicable federal and state securities laws.

         2.4 If and to the extent required by law, the Company shall: (i) solicit voting instructions from Contract owners; (ii) vote the Trust shares in accordance with the instructions received from Contract owners; and (iii) vote Trust shares for which no instructions have been received in the same proportion as Trust shares of such Portfolio for which instructions have been received; so long as and to the extent that the Commission continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. The Company reserves the right to vote Trust shares held in any segregated asset account in its own right, to the extent permitted by law.

         2.5 Except as provided in section 2.6, the Company shall not use any designation comprised in whole or part of the names or marks "Franklin" or "Templeton" without prior written consent, and upon termination of this Agreement for any reason, the Company shall cease all use of any such name or mark as soon as reasonably practicable.

           2.6 The Company shall furnish, or cause to be furnished to the Trust or its designee, at least one complete copy of each registration statement, prospectus, statement of additional information, report, solicitation for voting instructions, sales literature and other promotional materials, and all amendments to any of the above that relate to the Contracts or the Accounts prior to its first use. The Company shall furnish, or shall cause to be furnished, to the Trust or its designee each piece of sales literature or other promotional material in which the Trust or an Adviser is named, at least 15 Business Days prior to its use. No such material shall be used if the Trust or its designee reasonably objects to such use within five Business Days after receipt of such material. For purposes of this paragraph, "sales literature or other promotional material" includes, but is not limited to, portions of the following that refer to the Trust or affiliates of the Trust: advertisements (such as material published or designed for use in a newspaper, magazine or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures or electronic communication or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts or any other advertisement, sales literature or published article or electronic communication), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, statements of additional information, reports and proxy materials.

         2.7 The Company and its agents shall not give any information or make any representations or statements on behalf of the Trust or concerning the Trust, the Underwriter or an Adviser in connection with the sale of the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Trust shares (as such registration statement and prospectus may be amended or supplemented from time to time), annual and semi-annual reports of the Trust, Trust-sponsored proxy statements, or in sales literature or other promotional material approved by the Trust or its designee, except as required by legal process or regulatory authorities or with the written permission of the Trust or its designee.

         2.8 The Trust shall use its best efforts to provide the Company, on a timely basis, with such information about the Trust, the Portfolios and each Adviser, in such form as the Company may reasonably require, as the Company shall reasonably request in connection with the preparation of registration statements, prospectuses and annual and semi-annual reports pertaining to the Contracts.

         2.9 The Trust shall not give any information or make any representations or statements on behalf of the Company or concerning the Company, the Accounts or the Contracts other than information or representations contained in and accurately derived from the registration statement or prospectus for the Contracts (as such registration statement and prospectus may be amended or supplemented from time to time), or in materials approved by the Company for distribution including sales literature or other promotional materials, except as required by legal process or regulatory authorities or with the written permission of the Company.

         2.10 So long as, and to the extent that, the Commission interprets the 1940 Act to require pass-through voting privileges for Contract owners, the Company will provide pass-through voting privileges to Contract owners whose Contract values are invested, through the registered Accounts, in shares of one or more Portfolios of the Trust. The Trust shall require all Participating Insurance Companies to calculate voting privileges in the same manner and the Company shall be responsible for assuring that the Accounts calculate voting privileges in the manner established by the Trust. With respect to each registered Account, the Company will vote shares of each Portfolio of the Trust held by a registered Account and for which no timely voting instructions from Contract owners are received in the same proportion as those shares held by that registered Account for which voting instructions are received. The Company and its agents will in no way recommend or oppose or interfere with the solicitation of proxies for Portfolio shares held to fund the Contracts without the prior written consent of the Trust, which consent may be withheld in the Trust's sole discretion.

           2.11 The Trust and Underwriter shall pay no fee or other compensation to the Company under this Agreement except as provided on Schedule E, if attached. Nevertheless, the Trust or the Underwriter or an affiliate may make payments (other than pursuant to a Rule 12b-1 Plan) to the Company or its affiliates or to the Contracts' underwriter in amounts agreed to by the Underwriter in writing and such payments may be made out of fees otherwise payable to the Underwriter or its affiliates, profits of the Underwriter or its affiliates, or other resources available to the Underwriter or its affiliates.

                                  ARTICLE III.
                         Representations and Warranties

         3.1 The Company represents and warrants that it is an insurance company duly organized and in good standing under the laws of the State of Iowa and that it has legally and validly established each Account as a segregated asset account under such law as of the date set forth in Schedule A.

         3.2 The Company represents and warrants that it has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated asset account for the Contracts, unless an exemption from registration is available.

         3.3 The Company represents and warrants that the Contracts will be registered under the 1933 Act unless an exemption from registration is available prior to any issuance or sale of the Contracts; the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws; and the sale of the Contracts shall comply in all material respects with state insurance suitability requirements.

         3.4 The Trust represents and warrants that it is duly organized and validly existing under the laws of the State of Massachusetts and that it does and will comply in all material respects with the 1940 Act and the rules and regulations thereunder.

         3.5 The Trust represents and warrants that the Portfolio shares offered and sold pursuant to this Agreement will be registered under the 1933 Act and the Trust shall be registered under the 1940 Act prior to and at the time of any issuance or sale of such shares. The Trust shall amend its registration statement under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Trust shall register and qualify its shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Trust or the Underwriter.

         3.6 The Trust represents and warrants that the investments of each Portfolio will comply with the diversification requirements for variable annuity, endowment or life insurance contracts set forth in Section 817(h) of the Internal Revenue Code of 1986, as amended ("Code"), and the rules and regulations thereunder, including without limitation Treasury Regulation 1.817-5, and will notify the Company immediately upon having a reasonable basis for believing any Portfolio has ceased to comply or might not so comply and will in that event immediately take all reasonable steps to adequately diversify the Portfolio to achieve compliance within the grace period afforded by Regulation 1.817-5.

         3.7 The Trust represents and warrants that it is currently qualified as a "regulated investment company" under Subchapter M of the Code, that it will make every effort to maintain such qualification and will notify the Company immediately upon having a reasonable basis for believing it has ceased to so qualify or might not so qualify in the future.

         3.8 The Trust represents and warrants that should it ever desire to make any payments to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act, the Trustees, including a majority who are not "interested persons" of the Trust under the 1940 Act ( "disinterested Trustees" ), will formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

         3.9 The Trust represents and warrants that it, its directors, officers, employees and others dealing with the money or securities, or both, of a Portfolio shall at all times be covered by a blanket fidelity bond or similar coverage for the benefit of the Trust in an amount not less that the minimum coverage required by Rule 17g-1 or other regulations under the 1940 Act. Such bond shall include coverage for larceny and embezzlement and be issued by a reputable bonding company.

         3.10 The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Trust are and shall be at all times covered by a blanket fidelity bond or similar coverage which covers losses to the Trust, in an amount not less than $5 million. The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Trust and the Underwriter in the event that such coverage no longer applies.

         3.11 The Underwriter represents that each Adviser is duly organized and validly existing under applicable corporate law and that it is registered and will during the term of this Agreement remain registered as an investment adviser under the Advisers Act.

         3.12 The Trust currently intends for one or more Classes to make payments to finance its distribution expenses, including service fees, pursuant to a Plan adopted under Rule 12b-1 under the 1940 Act ("Rule 12b-1"), although it may determine to discontinue such practice in the future. To the extent that any Class of the Trust finances its distribution expenses pursuant to a Plan adopted under Rule 12b-1, the Trust undertakes to comply with any then current SEC and SEC staff interpretations concerning Rule 12b-1 or any successor provisions.


                                   ARTICLE IV.
                               Potential Conflicts

         4.1 The parties acknowledge that a Portfolio's shares may be made available for investment to other Participating Insurance Companies. In such event, the Trustees will monitor the Trust for the existence of any material irreconcilable conflict between the interests of the contract owners of all Participating Insurance Companies. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners; or (f) a decision by an insurer to disregard the voting instructions of contract owners. The Trust shall promptly inform the Company of any determination by the Trustees that an irreconcilable material conflict exists and of the implications thereof.

         4.2 The Company agrees to promptly report any potential or existing conflicts of which it is aware to the Trustees. The Company will assist the Trustees in carrying out their responsibilities under the Shared Funding Exemptive Order by providing the Trustees with all information reasonably necessary for the Trustees to consider any issues raised including, but not limited to, information as to a decision by the Company to disregard Contract owner voting instructions. All communications from the Company to the Trustees may be made in care of the Trust.

         4.3 If it is determined by a majority of the Trustees, or a majority of the disinterested Trustees, that a material irreconcilable conflict exists that affects the interests of Contract owners, the Company shall, in cooperation with other Participating Insurance Companies whose contract owners are also affected, at its own expense and to the extent reasonably practicable (as determined by the Trustees) take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, which steps could include: (a) withdrawing the assets allocable to some or all of the Accounts from the Trust or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Trust, or submitting the question of whether or not such withdrawal should be implemented to a vote of all affected Contract owners and, as appropriate, withdrawal of the assets of any appropriate group (i.e. , annuity contract owners, life insurance policy owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such withdrawal, or offering to the affected Contract owners the option of making such a change; and (b) establishing a new registered management investment company or managed separate account.

           4.4 If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Trust's election, to withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Any such withdrawal and termination must take place within six (6) months after the Trust gives written notice that this provision is being implemented. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

         4.5 If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with a majority of other state regulators, then the Company will withdraw the affected Account's investment in the Trust and terminate this Agreement with respect to such Account within six (6) months after the Trustees inform the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested Trustees. Until the end of such six (6) month period, the Trust shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Trust.

         4.6 For purposes of Sections 4.3 through 4.6 of this Agreement, a majority of the disinterested Trustees shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Trust be required to establish a new funding medium for the Contracts. In the event that the Trustees determine that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account's investment in the Trust and terminate this Agreement within six (6) months after the Trustees inform the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested Trustees.

         4.7 The Company shall at least annually submit to the Trustees such reports, materials or data as the Trustees may reasonably request so that the Trustees may fully carry out the duties imposed upon them by the Shared Funding Exemptive Order, and said reports, materials and data shall be submitted more frequently if reasonably deemed appropriate by the Trustees.

         4.8 If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then the Trust and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable.


                                   ARTICLE V.
                                 Indemnification

         5.1 Indemnification By the Company

                           (a) The Company agrees to indemnify and hold harmless
                  the Trust and each of its Trustees, officers, employees and agents and each person, if any, who controls the Trust within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually the "Indemnified Party" for purposes of this Article V) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company, which consent shall not be unreasonably withheld) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses"), to which the Indemnified Parties may become subject under any statute or regulation, or at common law or otherwise, insofar as such Losses are related to the sale or acquisition of Trust Shares or the Contracts and

                                    (i)  arise  out of or  are  based  upon  any
                           untrue statements or alleged untrue statements of any material fact contained in a registration statement or prospectus for the Contracts or in the Contracts themselves or in sales literature generated or approved by the Company on behalf of the Contracts or Accounts (or any amendment or supplement to any of the foregoing) (collectively, "Company Documents" for the purposes of this Article V), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this indemnity shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and was accurately derived from written information furnished to the Company by or on behalf of the Trust for use in Company Documents or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                                    (ii) arise out of or result from  statements
                           or representations (other than statements or representations contained in and accurately derived from Trust Documents as defined in Section 5.2
                           (a)(i)) or wrongful conduct of the Company or persons under its control, with respect to the sale or acquisition of the Contracts or Trust shares; or

                                    (iii) arise out of or result from any untrue
                           statement or alleged untrue statement of a material fact contained in Trust Documents as defined in
                           Section 5.2(a)(i) or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such statement or omission was made in reliance upon and accurately derived from written information furnished to the Trust by or on behalf of the Company; or

                                    (iv) arise out of or result from any failure
                           by the Company to provide the services or furnish the materials required under the terms of this Agreement; or

                                    (v) arise out of or result from any material
                           breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company.

                           (b) The Company shall not be liable under this indemnification provision with respect to any Losses to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Trust or Underwriter, whichever is applicable. The Company shall also not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the
                  Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.


                           (c) The Indemnified  Parties will promptly notify the
                  Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Trust shares or the Contracts or the operation of the Trust.

         5.2 Indemnification By The Underwriter

                  (a) The Underwriter agrees to indemnify and hold harmless the Company, the underwriter of the Contracts and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" and individually an "Indemnified Party" for purposes of this
         Section 5.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter, which consent shall not be unreasonably withheld) or expenses (including the reasonable costs of investigating or defending any alleged loss, claim, damage, liability or expense and reasonable legal counsel fees incurred in connection therewith) (collectively, "Losses") to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such Losses are related to the sale or acquisition of the Trust's Shares or the Contracts and:

                           (i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the Registration Statement, prospectus or sales literature of the Trust (or any amendment or supplement to any of the foregoing) (collectively, the "Trust Documents") or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission of such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Underwriter or Trust by or on behalf of the Company for use in the Registration Statement or prospectus for the Trust or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Trust shares; or

                           (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature for the Contracts not supplied by the Underwriter or persons under its control) or wrongful conduct of the Trust, Adviser or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Trust shares; or

                           (iii)  arise out of any untrue  statement  or alleged
                  untrue statement of a material fact contained in a registration statement, prospectus or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Trust; or

                           (iv) arise as a result of any failure by the Trust to
                  provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the qualification representation specified in Section 3.7 of this Agreement and the diversification requirements specified in
                  Section 3.6 of this Agreement); or

                           (v) arise out of or result from any  material  breach
                  of any representation and/or warranty made by the Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter; as limited by and in accordance with the provisions of Sections 5.2(b) and 5.2(c) hereof.

                  (b)  The   Underwriter   shall  not  be  liable   under   this
         indemnification provision with respect to any Losses to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to each Company or the Account, whichever is applicable.

                  (c) The Underwriter shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Underwriter will be entitled to participate, at its own expense, in the defense thereof. The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Underwriter to such party of the Underwriter's election to assume the defense thereof, the Indemnified Party shall bear the expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                  (d) The Company agrees promptly to notify the Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of each Account.

         5.3 Indemnification By The Trust

                  (a) The Trust agrees to indemnify and hold harmless the Company, and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 5.3) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Trust, which consent shall not be unreasonably withheld) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements result from the gross negligence, bad faith or willful misconduct of the Board or any member thereof, are related to the operations of the Trust, and arise out of or result from any material breach of any representation and/or warranty made by the Trust in this Agreement or arise out of or result from any other material breach of this Agreement by the Trust; as limited by and in accordance with the provisions of Section 5.3(b) and 5.3(c) hereof. It is understood and expressly stipulated that neither the holders of shares of the Trust nor any Trustee, officer, agent or employee of the Trust shall be personally liable hereunder, nor shall any resort to be had to other private property for the satisfaction of any claim or obligation hereunder, but the Trust only shall be liable.

                  (b) The Trust shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against any Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to the Company, the Trust, the Underwriter or each Account, whichever is applicable.

                  (c) The Trust shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Trust in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claims shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Trust of any such claim shall not relieve the Trust from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Trust will be entitled to participate, at its own expense, in the defense thereof. The Trust also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Trust to such party of the Trust's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Trust will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

                  (d) The Company and the Underwriter agree promptly to notify the Trust of the commencement of any litigation or proceedings against it or any of its respective officers or directors in connection with this Agreement, the issuance or sale of the Contracts, with respect to the operation of either the Account, or the sale or acquisition of share of the Trust.


                                   ARTICLE VI.
                                   Termination

         6.1 This Agreement may be terminated by any party in its entirety or with respect to one, some or all Portfolios or any reason by sixty (60) days advance written notice delivered to the other parties, and shall terminate immediately in the event of its assignment, as that term is used in the 1940 Act.

         6.2 This Agreement may be terminated immediately by either the Trust or the Underwriter following consultation with the Trustees upon written notice to the Company if :

                   (a) either one or both of the Trust or the Underwriter respectively, shall determine, in their sole judgment exercised in good faith, that the Company has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

                  (b) if the Company gives the Trust and the Underwriter the written notice specified in Section 1.10 hereof and at the same time such notice was given there was no notice of termination outstanding under any other provision of this Agreement; provided, however, that any termination under this Section 6.4(b) shall be effective forty-five
         (45) days after the notice specified in Section 1.10 was given.

         6.3 This Agreement may be terminated immediately by the Company upon written notice to the Trust and the Underwriter, if the Company shall determine, in its sole judgment exercised in good faith, that either the Trust or the Underwriter has suffered a material adverse change in its business, operations, financial conditions or prospects since the date of this Agreement or is the subject of material adverse publicity.

         6.4 If this  Agreement is  terminated  for any reason,  except under to
Article IV (Potential Conflicts) above, the Trust shall, at the option of the Company, continue to make available additional shares of any Portfolio and redeem shares of any Portfolio pursuant to all of the terms and conditions of this Agreement for all Contracts in effect on the effective date of termination of this Agreement. If this Agreement is terminated pursuant to Article IV, the provisions of Article IV shall govern.



         6.5 The provisions of Articles II (Representations and Warranties) and V (Indemnification) shall survive the termination of this Agreement. All other applicable provisions of this Agreement shall survive the termination of this Agreement, as long as shares of the Trust are held on behalf of Contract owners in accordance with Section 6.4, except that the Trust and the Underwriter shall have no further obligation to sell Trust shares with respect to Contracts issued after termination.

         6.6 The Company shall not redeem Trust shares attributable to the Contracts (as opposed to Trust shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract Owner initiated or approved transactions, (ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption"), or (iii) as permitted by an order of the Commission pursuant to Section 26(b) of the 1940 Act. Upon request, the Company will promptly furnish to the Trust and the Underwriter the opinion of counsel for the Company (which counsel shall be reasonably satisfactory to the Trust and the Underwriter) to the effect that any redemption pursuant to clause (ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract Owners from allocating payments to a Portfolio that was otherwise available under the Contracts without first giving the Trust or the Underwriter 90 days notice of its intention to do so.



                                  ARTICLE VII.
                                    Notices.

         Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

                  If to the Trust or the Underwriter:

                           Templeton Variable Products Series Fund or
                           Franklin Templeton Distributors, Inc.
                           500 E. Broward Boulevard
                           Fort Lauderdale, FL  33394-3091
                                Attention: Barbara J. Green, Trust Secretary


                                    WITH A COPY TO

                           Franklin Resources, Inc.
                           777 Mariners Island Boulevard
                           San Mateo, CA   94404
                              Attention:  Karen L.Skidmore,
                                          Senior Corporate Counsel

                  If to the Company:

                           CUNA Mutual Life Insurance Company
                           5910 Mineral Point Road
                           Madison, WI   53701-0391
                               Attention: Linda Lilledahl,
                                          Associate General Counsel



                                  ARTICLE VIII.
                                  Miscellaneous

         8.1 The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         8.2 This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

         8.3 If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

         8.4 This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Connecticut. It shall also be subject to the provisions of the federal securities laws and the rules and regulations thereunder and to any orders of the Commission granting exemptive relief therefrom and the conditions of such orders. Copies of any such orders shall be promptly forwarded by the Trust to the Company.

         8.5 The parties to this Agreement acknowledge and agree that all liabilities of the Trust arising, directly or indirectly, under this Agreement, of any and every nature whatsoever, shall be satisfied solely out of the assets of the Trust and that no Trustee, officer, agent or holder of shares of beneficial interest of the Trust shall be personally liable for any such liabilities.

         8.6  Each  party  shall   cooperate  with  each  other  party  and  all
appropriate governmental authorities (including without limitation the Commission, the National Association of Securities Dealers, Inc. and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

         8.7 The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

         8.8 The parties to this Agreement acknowledge and agree that this Agreement shall not be exclusive in any respect, except as provided in Section 1.10.

         8.9 Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the prior written approval of the other party.

         8.10 No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties.

                  IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Participation Agreement as of the date and year first above written.


                         The Company:
                         CUNA Mutual Life Insurance Company
                         By its authorized officer


                         By:        /s/  Michael B. Kitchen
                         Name:  Michael B. Kitchen
                         Title:  President and Chief Executive Officer


                         The Trust:
                         Templeton Variable Products Series Fund
                         By its authorized officer


                         By:        /s/  Karen L. Skidmore
                         Name: Karen L. Skidmore
                         Title: Assistant Vice President, Assistant Secretary


                         The Underwriter:
                         Franklin Templeton Distributors, Inc.
                         By its authorized officer


                         By:        /s/  Deborah R. Gatzek
                         Name:  Deborah R. Gatzek
                         Title:    Senior Vice President, Assistant Secretary

                                   SCHEDULE E

                                RULE 12B-1 PLANS

                              Compensation Schedule

Each Portfolio named below shall pay the following amounts pursuant to the terms and conditions referenced below under its Class 2 Rule 12b-1 Distribution Plan, stated as a percentage per year of Class 2's average daily net assets represented by shares of Class 2.

Portfolio Name                                       Maximum Annual Payment Rate

TEMPLETON DEVELOPING MARKETS FUND                    0.25%


                              Agreement Provisions

         If the Company, of behalf of any Account, purchases Trust Portfolio shares ("Eligible Shares") which are subject to a Rule 12b-1 Plan adopted under the 1940 Act (the "Plan"), the Company may participate in the Plan.

         To the extent the Company or its affiliates, agents or designees (collectively "you") provide administrative and other services which assist in the promotion and distribution of Eligible Shares or Variable Contracts offering Eligible Shares, the Underwriter, the Trust or their affiliates (collectively, "we") may pay you a Rule 12b-1 fee. "Administrative and other services" may include, but are not limited to, furnishing personal services to owners of Contracts which may invest in Eligible Shares ("Contact Owners"), answering routine inquiries regarding a Portfolio, coordinating responses to Contract Owner inquiries regarding the Portfolios, maintaining such accounts or providing such other enhanced services as a Trust Portfolio or Contract may require, maintaining customer accounts and records, or providing other services eligible for service fees as defined under NASD rules. Your acceptance of such compensation is your acknowledgment that eligible services have been rendered. All Rule 12b-1 fees, shall be based on the value of Eligible Shares owned by the Company on behalf of its Accounts, and shall be calculated on the basis and at the rates set forth in the Compensation Schedule stated above. The aggregate annual fees paid pursuant to each Plan shall not exceed the amounts stated as the "annual maximums" in the Portfolio's prospectus, unless an increase is approved by shareholders as provided in the Plan. These maximums shall be a specified percent of the value of a Portfolio's net assets attributable to Eligible Shares owned by the Company on behalf of its Accounts (determined in the same manner as the Portfolio uses to compute its net assets as set forth in its effective Prospectus).

         You shall furnish us with such information as shall reasonably be requested by the Trust's Boards of Trustees ("Trustees") with respect to the Rule 12b-1 fees paid to you pursuant to the Plans. We shall furnish to the Trustees, for their review on a quarterly basis, a written report of the amounts expended under the Plans and the purposes for which such expenditures were made.

         The Plans and provisions of any agreement relating to such Plans must be approved annually by a vote of the Trustees, including the Trustees who are not interested persons of the Trust and who have no financial interest in the Plans or any related agreement ("Disinterested Trustees"). Each Plan may be terminated at any time by the vote of a majority of the Disinterested Trustees, or by a vote of a majority of the outstanding shares as provided in the Plan, on sixty (60) days' written notice, without payment of any penalty. The Plans may also be terminated by any act that terminates the Underwriting Agreement between the Underwriter and the Trust, and/or the management or administration agreement between Franklin Advisers, Inc. or Templeton Investment Counsel, Inc. or their affiliates and the Trust. Continuation of the Plans is also conditioned on Disinterested Trustees being ultimately responsible for selecting and nominating any new Disinterested Trustees. Under Rule 12b-1, the Trustees have a duty to request and evaluate, and persons who are party to any agreement related to a Plan have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the Plan or any agreement should be implemented or continued. Under Rule 12b-1, the Trust is permitted to implement or continue Plans or the provisions of any agreement relating to such Plans from year-to-year only if, based on certain legal considerations, the Trustees are able to conclude that the Plans will benefit each affected Trust Portfolio and class. Absent such yearly determination, the Plans must be terminated as set forth above. In the event of the termination of the Plans for any reason, the provisions of this Schedule E relating to the Plans will also terminate.

Any obligation assumed by the Trust pursuant to this Agreement shall be limited in all cases to the assets of the Trust and no person shall seek satisfaction thereof from shareholders of the Trust. You agree to waive payment of any amounts payable to you by Underwriter under a Plan until such time as the Underwriter has received such fee from the Fund.

The   provisions  of  the  Plans  shall  control  over  the  provisions  of  the
Participation Agreement, including this Schedule E, in the event of any inconsistency.

You agree to provide complete disclosure as required by all applicable statutes, rules and regulations of all rule 12b-1 fees received from us in the prospectus of the contracts.

                      AMENDMENT TO PARTICIPATION AGREEMENT

         The CUNA Mutual Life Insurance  Company,  Templeton  Variable  Products
Series Fund, and Franklin Templeton Distributors, Inc. hereby amend their Participation Agreement dated as of March 31, 1997 ("Agreement"), by: 1. Replacing Schedules A, B and C of the Agreement with Amended Schedule A-C, attached; 2. Replacing Schedule D of the Agreement with Amended Schedule D, attached.

         IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment to the Participation Agreement, to be effective as of September 22, 1999.




CUNA Mutual Life Insurance Company     Templeton Variable Products Series Fund
By its authorized officer              By its authorized officer

By:    /s/ Michael B. Kitchen          By:  /a/ Karen L. Skidmore
Name:  Michael B. Kitchen              Name: Karen L. Skidmore
Title: President and Chief
       Executive Officer               Title:  Assistant Vice President and
                                                  Assistant Secretary


                                       Franklin Templeton Distributors, Inc.
                                       By its authorized officer

                                       By:    /s/  Deborah Gatzek
                                       Name:  Deborah Gatzek
                                       Title:    Senior Vice President

                                  SCHEDULE A-C


             Contracts Issued by CUNA Mutual Life Insurance Company



                             Contract 1                   Contract 2                 Contract 3                Contract 4
-------------------- --------------------------- --------------------------- ------------------------- ----------------------------
                                                    CU Pension Saver Group
                                                           Annuity
 Contract/Product     Members Variable Annuity                                    MEMBERS Variable     MEMBERS Variable Universal
   Name and Type                                   UltraSaver Group Annuity        Universal Life                Life II

                                                 CU UltraSaver Group Annuity
-------------------- --------------------------- --------------------------- ------------------------- ----------------------------
Registered (Y/N)                  Y                           N                          Y                          Y
-------------------- --------------------------- --------------------------- ------------------------- ----------------------------
SEC Registration              033-73738                      N/A                     033-19718                  333-81499
Number - 1933 Act
-------------------- --------------------------- --------------------------- ------------------------- ----------------------------
Representative Form             1676                     01-GA-2-0390                   190D                     99-VUL
Numbers
-------------------- --------------------------- --------------------------- ------------------------- ----------------------------
                      CUNA Mutual Life Variable     CUNA Mutual Life Group   CUNA Mutual Life Variable  CUNA Mutual Life Variable
Separate Account           Annuity Account         Variable Annuity Account           Account                    Account
Name                      (December 14, 1993)          (August 16, 1983)          (August 16, 1983)          (August 16, 1983)
(Date Established)
-------------------- --------------------------- --------------------------- ------------------------- ----------------------------
SEC Registration               811-08260                      N/A                     811-03915                  811-03915
Number - 1940 Act
-------------------- --------------------------- --------------------------- ------------------------- ----------------------------
                                                                                  TVP - Templeton
Templeton Variable   TVP - Templeton Developing   TVP - Templeton Developing Developing Markets Fund - TVP - Templeton Developing
Products Series Fund   Markets Fund - Class 2       Markets Fund - Class 2            Class 2            Markets Fund - Class 2
("TVP") -Portfolios        Templeton Asset       Templeton Asset Management,      Templeton Asset            Templeton Asset
Classes -Adviser          Management, Ltd.                   Ltd.                 Management, Ltd.          Management, Ltd.
-------------------- --------------------------- --------------------------- ------------------------- ----------------------------

                                   SCHEDULE D


                  Other Portfolios Available in CUNA Contracts



1.       Investment Company:        CIMCO Ultra Series Fund

         Portfolios:                        Money Market Fund
                                            Bond Fund
                                            Balanced Fund
                                            Growth & Income Stock Fund
                                            Capital Appreciation Stock Fund


2.       Investment Company:         MFS(R) Variable Insurance TrustSM

         Portfolios:                        MFS(R) Global Governments SeriesSM
                                            MFS(R) Emerging Growth SeriesSM


3.       Investment Company:         T. Rowe Price International Series, Inc.

         Portfolio:                         International Stock Portfolio


4.       Investment Company:         Oppenheimer Variable Account Funds

         Portfolio:                         Oppenheimer High Income Fund

                 [CUNA MUTUAL LIFE INSURANCE COMPANY LETTERHEAD]


                                                             October 5, 1999


Board of Directors
CUNA Mutual Life Insurance Company
2000 Heritage Way
Waverly, Iowa 50677-9202

                  Re:      CUNA Mutual Life Insurance Company
                           CUNA Mutual Life Variable Account
                           File Nos.  333-81499/811-03915


Directors:

         I have acted as counsel to CUNA  Mutual  Life  Insurance  Company  (the
"Company") and CUNA Mutual Life Variable Account (the "Account") in connection with the registration of an indefinite amount of securities in the form of variable life insurance policies (the "Policies") with the Securities and Exchange Commission under the Securities Act of 1933, as amended. I have examined such corporate records and other documents, including pre-effective amendment number one to the Form S-6 registration statement for the Policies
(File No. 333-81499) and reviewed such questions of law as I considered necessary and appropriate, and on the basis of such examination and review, it is my opinion that:

         1. The Company is a corporation duly organized and validly existing as a mutual life insurance company under the laws of the State of Iowa and is duly authorized by the Commissioner of Insurance of the State of Iowa to issue the Policies.

         2. The Account is a segregated asset account duly established and maintained by the Company pursuant to the provisions of
                  Section 508 of the Iowa Insurance Law.

         3. The assets of the Account are and will be owned by the Company. To the extent so provided under the Policies, that portion of the assets of the Account equal to the reserves and other contract liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business that the Company may conduct.

         4. The Policies have been duly authorized by the Company and, when issued as contemplated by the registration statement for the Policies in jurisdictions authorizing such sales, will constitute legal, validly issued and binding obligations of the Company.

         I hereby consent to the filing of this opinion as an exhibit to the Form S-6 registration statement for the Policies and the Account.

                                   Sincerely,

                                   /s/ Kevin S. Thompson, Esq.

                                   Kevin S. Thompson, Esq.
                                   Assistant Counsel

           Description Of Issuance, Transfer And Redemption Procedures
         For Flexible Premium Variable Life Insurance Policies (99-VUL)
                  Issued By CUNA Mutual Life Insurance Company
                                 September 1999

                  This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii), that will be followed by CUNA Mutual Life Insurance Company (the "Company" or "we") in connection with the issuance of MEMBERS Variable Universal Life II, a flexible premium variable life insurance policy ("Policy" or "Policies") and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policy ("owners") of their interests in those Policies. Terms used herein have the same definition as in the prospectus for the Policy that is included in the current registration statement on Form S-6 for the Policy (File No. 333-81499) as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. Procedures Relating to Purchase and Issuance of the Policies and Acceptance of Premiums

     A.   Offer of the Policies, Application, Initial Premium, and Issuance

          Offer of the Policies. The Policies are offered and issued pursuant to underwriting standards in accordance with state insurance laws. The initial required premium for the Policies is not the same for all owners with the same specified amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays an initial premium commensurate with the insured's mortality risk as actuarially determined utilizing factors such as age, gender, and rate class of the insured. Uniform premiums for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform premium for all insureds, there is a uniform premium for all insureds of the same rate class, age, and gender and same specified amount.

          Application. Persons wishing to purchase a policy must complete an application and submit it to the Company or through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the policy. The application must specify the name of the insured(s) and provide certain required information about the insured(s). The application must designate the requested specified amount, death benefit option, planned premium, premium allocation percentages, and name the beneficiary. The minimum specified amount is $50,000 ($25,000 for issue ages 65+). The Company determines the initial required premium for a Policy based on the specified amount and other characteristics of the proposed insured, such as age, gender and rate class.

          Receipt of Application and Underwriting. Upon receipt of a completed application in good order from an applicant, the Company will use underwriting procedures for life insurance designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed insured before a determination can be made.

          The underwriting process determines the rate class to which the insured is assigned if the application is accepted. The Company currently places insureds in the following rate classes, based on the Company's underwriting: a male or female rate class, a tobacco use or a non-tobacco use rate class, and a preferred or standard health class. Substandard rate classes are also offered. This original rate class applies to the initial specified amount.

          The Company reserves the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned, without interest.

          Issuance of Policy. When the underwriting procedure has been completed, the application has been approved, and an initial premium of sufficient amount has been received, the Policy is issued. This is the policy issue date.

          The Policy issue date is the date when our underwriting is complete, full life insurance coverage goes into effect, the Company issues the Policy, and the Company begins to make monthly deductions. The Policy issue date is shown on the schedule page of the Policy. It is also the date when the Company will allocate the initial premium to the subaccounts and fixed account selected on the application. We measure Policy months, years, and anniversaries from the Policy issue date.

          Initial Premium and Temporary Insurance Coverage . Upon receipt of a completed application and full initial required premium, the Temporary Insurance Agreement provides a limited amount of life insurance on the proposed insured(s) for a limited time while we consider the application for life insurance. The amount of temporary coverage in effect for any proposed insured is based upon the completion date of all supplemental applications and medical exams required by our published underwriting rules.

          The amounts are as follows:

          1. 50% of the specified amount applied for up to a maximum benefit of $150,000 per proposed insured until such time the requirements as stated above have been met; or

          2.   100% of the specified  amount applied for up to a maximum benefit
               of  $300,000  per  proposed   insured  upon  completion  of  such
               requirements.

          No coverage will take effect under this Agreement if:

          1.   the proposed insured commits suicide;
          2. the application contains material misrepresentations or is fraudulently completed;
          3. any proposed insured has received or sought treatment for cancer, stroke, any disease or disorder of heart, liver, or immune system within the 12 months prior to the application;
          4. any proposed insured has been advised to be hospitalized or is a patient in a hospital or medical facility;
          5. a check or draft received in payment is not honored for payment when first presented.

          Coverage does not apply to riders involving waiver of premium or accidental death benefits, and coverage under the Temporary Insurance Agreement ends on the earliest of the following: (1) the issue date,
          (2) when we make an offer of coverage other than as applied for, (3) when we mail notice to the owners of our decision to decline coverage;
          (4) when the owner request cancellation, or (5) 60 days after the date of the application, if allowed by state law. Tax-Free Exchanges (1035 Exchanges). The Company will accept as part of the initial premium money from one or more contracts that qualified for a tax-free
          exchange   under   Section   1035  of  the  Internal   Revenue   Code.

     B.   Additional Premiums

          Additional Premiums Permitted. The owner has flexibility to add additional premiums to the Policy, up to the maximum amount specified by Section 7702 of the Internal Revenue Code. The Company reserves the right to limit or refund any premium if: the amount is below our current minimum additional premium requirement; or the premium would increase the death benefit by more than the amount of the premium; or accepting the premium would disqualify the Policy as a life insurance contract as defined in federal tax laws and regulations.

          An owner may pay premiums by any method the Company deems acceptable. The Company will treat any payment made as a premium payment unless it is clearly marked as a loan repayment.

     C.   Crediting Premiums

          Initial Premium. The initial premium will be credited to the Policy on the Policy issue date. Once the Company determines that the insured(s) meets its underwriting requirements, full insurance coverage begins, the Company issues the Policy, and begins to make monthly deductions from the policy value. On the Policy issue date, the Company will allocate the initial premium to the subaccounts and fixed account the owner elected on the application.

          On any day that the Company credits premiums or transfers policy value to a subaccount, the Company will convert the dollar amount of the premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of that valuation day. We will credit amounts to the subaccounts only on a valuation day, that is, on a date the New York Stock Exchange is open for trading.

     D.   Premiums During a Grace Period and Premiums Upon Reinstatement

          If the surrender value is less than the amount of the monthly deduction due on any Monthly processing day, and the Basic or Extended Guarantee is not in effect, the Policy will be in default and a grace period will begin. If the Basic or Extended Guarantee is in effect, the Policy will remain in force, regardless of the sufficiency of the surrender value.

          The grace period will end 61 days after the date on which the Company sends a grace period notice stating the amount required to be paid and the final date by which the Company must receive the payment. The notice will be sent to the owner's last known address and to any assignee of record. The Policy does not lapse, and the insurance coverage continues, until the expiration of this grace period.

          If the grace period ends and the Basic or Extended Guarantee is not in effect, all coverage under the Policy will terminate without value. The owner may reinstate the Policy only if :

          1. the owner makes a written request to reinstate within five years after termination;

          2.   the insured meets the Company's insurability requirements;

          3. the owner pays an amount large enough to bring the surrender value to zero and cover unpaid monthly deductions due prior to the end of the grace period plus the anticipated amount of two monthly deductions; and 4. any loan amount outstanding at termination is reinstated or paid off.

     E. Allocations of Initial Premium Among the Subaccounts and the Fixed account

          The Separate Account. An owner may allocate premiums to one or more of the subaccounts of the CUNA Mutual Life Variable Account (the "separate account"). The separate account currently consists of 11 subaccounts, the assets of which are used to purchase shares of a designated corresponding investment portfolio of a fund. Each fund is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Additional subaccounts may be added from time to time to invest in other portfolios of the funds or any other investment company.

          When an owner allocates an amount to a subaccount (either by premium allocation, transfer of policy value or repayment of a Policy loan), the Policy is credited with units in that subaccount. The number of units is determined by dividing the amount allocated, transferred or repaid to the subaccount by the subaccount's unit value for the valuation day when the allocation, transfer or repayment is effected. A subaccount's unit value is determined for each valuation period by dividing the net assets of the subaccount by the number of units outstanding in the subaccount. The unit value for each subaccount was arbitrarily set as $10 at the time the subaccount commenced operations.

          The Fixed Account . Owners also may allocate premiums to the fixed account. Money allocated or transferred to the fixed account will earn interest at a current interest rate in effect at that time. The interest rate will equal at least 4%.

          Allocations of Premium Among the Separate Account and the Fixed account. Premiums are allocated to the subaccounts and the fixed account in accordance with the following procedures:

          General. In the application for the Policy, the owner will specify the percentage of premium to be allocated to each subaccount of the separate account and/or the fixed account. The percentage of each premium that may be allocated to any subaccount or the fixed account must be a whole number and at least 5%. The sum of the allocation percentages must be 100%.

          Allocation percentages may be changed at any time by the owner submitting a written request to the Company's Home office. We will also accept a faxed or telephone request if we have an original signed telephone/fax authorization on file.

     F.   Loan Repayments and Interest Payments

          Repaying Loan Amount. The owner may repay all or part of the loan amount at any time while the Policy is in force and the insured is living. The loan amount is equal to the sum of all outstanding Policy loans including both principal and accrued interest. Loan repayments must be sent to the Company's Home office and will be credited as of the date received. If the death benefit becomes payable while a Policy loan is outstanding, the loan amount will be deducted in calculating the death benefit proceeds.

          Allocation for Repayment of Policy Loans. On the date the Company receives a repayment of all or part of a loan, loan account value equal to the repayment will be transferred from the loan account to the subaccounts and the fixed account and allocated in the same manner as current premiums are allocated, or as directed by the owner.

          Interest on Loan Account. The amount in the loan account will be credited with interest at a minimum guaranteed annual effective rate of 4%.

II.  Transfers

     A.   Transfers Among the Subaccounts and the Fixed Account

          The owner may transfer policy value between and among the subaccounts of the separate account and, subject to certain special rules, to and from the fixed account.

          In any Policy year, the owner may make an unlimited number of transfers; however, the Company reserves the right to impose a transfer charge of $10 for each transfer in excess of 12 during any Policy year. For purposes of the transfer charge, all transfer requests made in one day are considered one transfer, regardless of the number of subaccounts affected by the transfer. Any unused "free" transfers do not carry over to the next year. Transfers made as part of an automatic program, such as dollar cost averaging or portfolio rebalancing do not count toward the 12 free transfers.

          There is no minimum amount that may be transferred from each subaccount or the fixed account and there is no minimum amount that must remain in a subaccount or the fixed account following a transfer.

          Requests to transfer from the fixed account must be received by the Company during the 30-day period following the end of each Policy year. Only one transfer of up to 25% of the fixed is allowed each policy year. We are currently waiving these restrictions.

          The Policy, as applied for and issued, will automatically receive telephone/fax authorization unless the owner provides other instructions (if allowed by state law). The telephone/fax authorization allows the owner give authority to the registered representative or agent of record for the Policy to make telephone transfers, change automatic payment and transfer programs, and to change the allocation of future payments among the subaccounts and the fixed account on the owner's behalf according to the owner's instructions.

          The  Company  reserves  the right to  modify,  restrict,  suspend,  or
          eliminate   the   transfer   privileges    (including    telephone/fax
          transactions) at any time and for any reason.

     B.   Dollar Cost Averaging and Automatic Transfers

          The dollar cost averaging program permits owners to systematically transfer on a monthly, quarterly, semi-annual or annual basis a set dollar amount from the money market subaccount to any combination of subaccounts. Similarly the Automatic Transfer Program permits owners to systematically transfer on a monthly, quarterly, semi-annual or annual basis a set dollar amount, percentage, set number of units, or leave a target remainder in any subaccount source fund to any of the other subaccounts. Owners may elect to participate in either program at any time by sending the Company a written request. We will also accept faxed or telephone requests if we have an original signed telephone/fax authorization on file. There is no additional charge for these programs. The minimum transfer amount is $100 per month. A transfer under these programs is not considered a transfer for purposes of assessing a transfer charge. The Company reserves the right to discontinue offering these programs at any time and for any reason.

     C.   Automatic Personal Portfolio Rebalancing

          An owner may instruct the Company to automatically rebalance (on a monthly, quarterly, semi-annual or annual basis) the Policy value to return to the percentages specified in the owner's currently effective allocation instructions. An owner may elect to participate in the automatic rebalancing program at any time by sending the Company a written request to the Company's Home office. We will also accept a faxed or telephone request if we have an original signed telephone/fax authorization on file. The percentage allocations must be in whole percentages. Subsequent changes to the percentage allocations may be made at any time by written or telephone instructions to the Company's Home office.

          Once elected, automatic rebalancing remains in effect until the owner instructs the Company to discontinue automatic rebalancing. There is no additional charge for using automatic rebalancing, and an automatic rebalancing transfer is not considered a transfer for purposes of assessing a transfer charge. The Company reserves the right to discontinue offering the automatic rebalancing program at any time and for any reason.

     D.   Transfer Errors

          In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts transferred among the subaccounts and the fixed account, except for de minimis amounts. The Company will correct non-de minimis errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company may take any gain resulting from the error.

III. "Redemption" Procedures

     A.   Right to Examine

          The Policy provides for an initial right to examine during which an owner may cancel the Policy by returning it within 10 days to the Company or to an agent of the Company. The right to examine period may be longer in some states and for replacements. Upon returning the Policy to the Company, we will treat it as if it had never been issued. Within seven days after receipt of the cancellation request and Policy, the Company will pay a refund. In most states, the refund will be the total of all premiums paid for the Policy. Where this is prohibited by state law, the company will pay the sum of

          o any monthly deductions or other charges we deducted from amounts allocated to the subaccounts and the fixed account; plus

          o the policy value in the subaccounts and the fixed account on the date the Company (or its agent) receives the returned Policy

     B.   Surrenders

          Requests for Surrender Value. The owner may surrender the Policy at any time for its surrender value. The surrender value on any valuation day is the policy value, minus any applicable surrender charge, and minus any applicable loan amount. The surrender value will be determined by the Company on the valuation day we receive all required documents, including a satisfactory written request signed by the owner. The Company will cancel the Policy as of the date the written request is received at the our Home office and we will ordinarily pay the surrender value within seven days following receipt of the written request and all other required documents. The Policy cannot be reinstated after it is surrendered.

          Surrender of Policy -- Surrender Charge. If the Policy is surrendered during the first 9 Policy years, the Company will deduct a surrender charge from the policy value and pay the remaining policy value (less any outstanding loan amounts) to the owner. The surrender charge gradually decreases to zero after the ninth Policy year.

     C.   Partial Withdrawals

          When Partial Withdrawals are Permitted. The owner may withdraw a portion of the policy value, subject to the following conditions:

          o The owner must make partial withdrawal requests in writing or for withdrawals up to $7500, by fax or telephone if the company has an original signed telephone/fax authorization on file.
          o The owner can specify the subaccount(s) and the fixed account from which the withdrawal will be taken. Otherwise, the Company will deduct the amount from the separate account and the fixed account on a pro-rata basis.
          o The Company generally will pay a partial withdrawal request within seven days following the valuation day on which the withdrawal request is received.
          o There is currently no charge for a partial withdrawal. The company reserves the right to charge the lessor of 2% of the partial withdrawal or $25.
          o The maximum partial withdrawal is the surrender value less the next two anticipated monthly deductions.
          o There is a contractual limit of 2 partial withdrawals per year. This limit is currently being waived.
          o The company reserves the right to decline a partial withdrawal request if the remaining specified amount would be below the minimum specified amount necessary to issue a new policy.

          The Company may delay making a payment if: (1) the disposal or valuation of the separate account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect the Policy owners. The Company also may defer making payments attributable to a check that has not cleared, and may defer payment of proceeds from the fixed account for a withdrawal, surrender or Policy loan request for up to six months from the date the request is received. The Company will not defer payment of a withdrawal or Policy loan requested to pay a premium due on a policy issued by the Company.

          Effect of Withdrawal on Death Benefit. A partial withdrawal will reduce the policy value by the amount of the partial withdrawal. A partial withdrawal will reduce the specified amount by an equal amount if death benefit option 1 is in effect. A partial withdrawal will also reduce the Basic and/or Extended Guarantee premiums paid by the amount the partial withdrawal. (This effectively increases the premium requirement for these guaranteeds by the amount of the withdrawal.)

     D.   Lapses

          If a sufficient premium has not been received by the 61st day after a grace period notice is sent, the Policy will lapse without value and no amount will be payable to the owner.

     E.   Monthly Deduction and Daily Charge

          On each Monthly processing day, redemptions in the form of deductions will be made from policy value for the monthly deduction. The monthly deduction consists of these components: (a) the cost of insurance charge; (b) a monthly Policy fee; (c) a monthly administrative charge (first 10 policy years and first 10 years after a specified amount increase) and (d) charges for additional benefits added by riders to the Policy, if any.

          The Monthly Deduction. A monthly deduction will be deducted from each subaccount and the fixed account on the Policy issue date and on each Monthly processing day on a pro-rata basis (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total policy value on the Monthly processing day).

          The monthly deduction is equal to:

          o    the monthly Policy fee of $6; plus
          o the monthly administrative charge ($0.0375 per $1000 of specified amount for years 1-10); plus
          o    the monthly cost of insurance charge for the Policy; plus
          o the monthly charge for benefits provided by riders attached to the Policy, if any.

          Cost of Insurance Charge. The cost of insurance charges are calculated monthly, and depend on a number of variables, including the age, gender and rate class of the insured. The charge varies from Policy to Policy and from Monthly processing day to Monthly processing day. The charge is calculated each month based on the specified amount for option 2 contracts and the net amount at risk for option 1 contracts.

          Daily Charge. Each valuation day, the Company deducts a daily charge at the annual rate of 0.90% from assets in the subaccounts as part of the calculation of the unit value for each subaccount.

     F.   Death Benefit Proceeds

          Payment of Death Benefit Proceeds. As long as the Policy remains in force, the Company will pay the death benefit proceeds to the beneficiary upon receipt at the Company's Home office of due proof of the insured's death.

          The death benefit proceeds will be paid to the beneficiary in a lump sum generally within seven days after the valuation day by which the Company has received at it's Home office all materials necessary to constitute due proof of death. If a payment option is elected, the death benefit will be applied to the option within seven days after the valuation day by which the Company received due proof of death and payments will begin as provided under that option.

          The Death Benefit Proceeds. The death benefit proceeds will equal:

          o    the death benefit (described below) on the date of death; plus

          o    any premiums received after the date of death; minus

          o any past due monthly deductions if the insured dies during the grace period; minus

          o    any outstanding loan amount on the date of death; minus

          o    any partial withdrawals taken after the date of death.

          If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the insured's death to the date the Company makes payment.

          The Death Benefit Option. The owner selects the death benefit option at issue. Death benefit option 1 proceeds a level death benefit. The cost of insurance is based on the net amount at risk, which decreases as the policy value increases and increases as the policy value decreases for death benefit option 1. Death benefit option 2 provides a level net amount at risk, equal to the specified amount and the death benefit is equal to the specified amount plus the policy value.

          The Death Benefit. The death benefit is determined at the end of the valuation period in which the insured dies. The death benefit is equal to:

          o    the current specified amount for death benefit option 1 policies;
               or
          o the current specified amount plus the policy value for death benefit option 2 policies;
          o but in no case less than a specified percentage, called the death benefit percentage, multiplied by the policy value on the insured's date of death.

     G.   Policy Loans

          Policy Loans. The owner may obtain a Policy loan from the Company at any time by submitting a written, faxed, or telephone request to the Company's Home office. The maximum loan amount is 90% (100% in some states) of the policy value at the time of the loan. Policy loans will be processed as of the valuation day the request is received and loan proceeds generally will be sent to the owner within seven days thereafter. Premiums paid for purposes of the Basic and Extended Guarantee Requirements will be reduced by the amount of any policy loans taken.

          Collateral for Policy Loans. When a Policy loan is made, an amount equal to the loan proceeds is transferred from the policy value in the subaccounts or fixed account to the loan account.

          Interest on Loan Amount. The Company charges interest daily on any outstanding loan amount at an effective annual interest rate of 6%
          (and a maximum of 4.5% after policy year 10). Interest is due and payable at the end of each Policy year. On each Policy anniversary, any unpaid loan interest accrued since the last Policy anniversary becomes part of the outstanding loan amount. This unpaid interest will also reduce premiums paid for purposes of the Basic and Extended Guarantee premium requirements. An amount equal to the unpaid interest is transferred to the loan account from each subaccount and the fixed account on a pro-rata basis.

          Effect on Death Benefit Proceeds. If the death benefit becomes payable while a Policy loan is outstanding, the loan amount will be deducted in calculating the death benefit proceeds.

     H.   Lump Sum Payments by the Company

          Lump sum payments of partial withdrawals, surrenders or loans from the subaccounts will be ordinarily made within seven days of the valuation day on which the Company receives the request and all required documentation at the Company's Home office. The Company may postpone the processing of any such transactions for any of the following reasons:

          1. If the disposal or valuation of the separate account's assets is not reasonably practicable because the New York Stock Exchange ("NYSE") is closed for trading other than for customary holiday or the weekend closings, or trading on the NYSE is otherwise restricted, or an emergency exists, as determined by the Securities and Exchange Commission ("SEC").

          2. When the SEC by order permits a delay for the protection of owners.

          3.   If the payment is attributable to a check that has not cleared.

          The Company may defer for up to six months after the date the Company receives the request, the payment of any proceeds from the fixed account for a partial withdrawal, or surrender, or loan request request.

     I.   Conversion Right

          The owner has the right to transfer all of the subaccount value to the fixed account. During the first 24 Policy months, such a transfer is not counted for purposes of determining whether a transfer charge applies.

     J.   Redemption Errors

          In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts redeemed from the subaccounts and the fixed account, except for de minimus amounts. The Company will assume the risk of any non de minimus errors caused by the Company.

     K.   Misstatement of Age or Sex

          For a Policy based on male or female cost of insurance rates, if the insured's age or gender has been misstated, an adjustment will be made to reflect the correct age and gender as follows (unless a different result is required by state law):

               a. If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent monthly processing day would have purchased at the insured's correct age and gender.

               b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age and gender beginning on the next monthly processing day.

          For a Policy based on blended cost of insurance rates (see data page for basis), a misstatement of gender will not result in an adjustment. However, if the insured's age has been misstated, an adjustment will be made to reflect the correct age as follows (unless a different result is required by state law):

               a. If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent monthly processing day would have purchased at the insured's correct age.

               b. If the misstatement is discovered prior to death, the cost of insurance rate will be adjusted based on the insured's correct age beginning on the next monthly processing day.

     L.   Incontestability

          The Policy limits the Company's right to contest the Policy as issued or as increased, for reasons of material misstatements contained in the application or supplemental application, after it has been in force during the insured's lifetime for two years from the Policy issue date, increase date, or reinstatement date.

     M.   Limited Death Benefit

          The Policy limits the death benefit if the insured dies by suicide generally within two years after the Policy issue date of the Policy (or reinstatement date, if allowed by state law).